Form 20-F
period 2023-09-30
SU Group Holdings Ltd
filed 2024-01-31
CIK 1969863

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41927

SU Group Holdings Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit 01 – 03, 3/F, Billion Trade Centre

31 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Office)

Chan Ming Dave

Telephone: +852 2341-8183

Unit 01 – 03, 3/F, Billion Trade Centre

31 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value HK$0.01 per share	SUGP	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 29, 2024 was: 13,250,000 ordinary shares, par value HK$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

SU GROUP HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN TERMS AND CONVENSIONS

All references to “we,” “us,” “our,” “our group,” the “Group” or similar terms used in this annual report refer to SU Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, including its consolidated subsidiaries, unless the context otherwise indicates.

“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, which is a national law of China that serves as the organic law for the Hong Kong Special Administrative Region.

“Company,” “our company,” “SU Group,” refers to SU Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 11, 2021.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Fortune Jet” refers to Fortune Jet Management & Training Co. Limited, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015, and a wholly-owned subsidiary of SU Investment.

“HKD” or “HK$” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.

“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

“Initial Public Offering” or “IPO” refers to the initial public offering of 1,250,000 ordinary shares at an offering price of US$4.0 per share, which was closed on January 26, 2024 and the registration statement on Form F-1 of which was declared effective by the SEC on December 29, 2023.

“PRC” or “China” refers to the People’s Republic of China, for the purpose of this annual report only, excluding Hong Kong, Macau and Taiwan, unless the context otherwise indicates.

“Shine Union” refers to Shine Union Limited, also known as General System (H.K.) Co., a company incorporated in Hong Kong with limited liability on January 2, 1998, and a wholly-owned subsidiary of SU Investment.

“SU Investment” refers to SU Group Investment Limited, a company incorporated in the British Virgin Islands with limited liability on November 21, 2019, and a direct wholly-owned subsidiary of our company.

“$,” “US$,” “USD” or “U.S. Dollars” refers to the legal currency of the United States.

“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

SU Group is a holding company with operations conducted through its subsidiaries in Hong Kong. SU Group’s reporting currency is HK$. This annual report contains translations of HK$ into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from HK$ to US$ and from US$ to HK$ in this annual report were calculated at the rate of US$1.00 = HK$7.8293, representing the closing exchange rate on September 30, 2023. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These forward-looking statements include statements relating to:

●	our ability to navigate potential political and economic instability in Hong Kong;

●	our ability to secure new contracts through negotiation and competitive tendering;

●	our ability to accurately estimate and perform contracts;

●	our ability to maintain quality and manage risks with outsourced security systems;

●	our dependence on being listed as an approved contractor/supplier for Hong Kong government departments;

●	our ability to compete effectively;

●	our ability to cope with labor shortages and rising labor costs;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to manage corporate governance as a “controlled company” under Nasdaq rules;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the security-related engineering services industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information – D. Risk Factors” section in this annual report.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3. Key Information – D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Certain Financial Conditions

Corporate Structure

On March 11, 2021, SU Group was incorporated as an exempted company with limited liability under the laws of the Cayman Islands as our holding company. As a holding company, SU Group does not have substantive operations and is not a direct Chinese or Hong Kong operating company. SU Group directly holds all the share capital of SU Investment, a company incorporated in the BVI with limited liability on November 21, 2019.

SU Investment, as an intermediate holding company that does not have substantive operations, in turn, holds (1) all the share capital of Shine Union, a company incorporated in Hong Kong with limited liability on January 2, 1998, and (2) all the share capital of Fortune Jet, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015.

Currently, our corporate structure contains no VIE and we do not intend to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC. Investors in our ordinary shares are purchasing equity interests in SU Group Holdings Limited, a Cayman Islands holding company, which directly holds equity interests in its indirect operating subsidiaries in Hong Kong.

For more details regarding our corporate structure and related changes, see “Item 4. Information about the Company - Corporate Structure.”

Cash Transfers, Cash Management and Dividend Distribution

SU Group was incorporated in Cayman Islands on March 11, 2021, to be the ultimate parent company. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries in Hong Kong with our headquarters in Hong Kong. Our operational activities are primarily conducted in Hong Kong through our indirect wholly-owned subsidiaries. SU Group is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, provided such arrangement is in the best interests of the Company. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company, a subsidiary in the British Virgin Islands, and operating subsidiaries in Hong Kong. However, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between our Cayman Islands holding company and our operating subsidiaries in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of ordinary shares by our foreign investors may become subject to tax by the PRC.”

Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong, to provide direct or indirect funding to SU Group, the holding company incorporated in the Cayman Islands, through dividend distributions. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owed under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination as to dividends will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deem relevant, and subject to the restrictions contained in any future financing instruments. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to the Ownership of Our Ordinary Shares — Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment” and “— Risks Related to Our Business and Industry — We cannot assure you that we will declare and distribute any amount of dividends in the future.”

Subject to the Companies Act and our amended and restated memorandum and articles of association, which has become effective on January 26, 2024, our board of directors may authorize and declare a dividend to shareholders (including shareholders who are based in the United States) from time to time out of the profits of the Company, realized or unrealized, and/or from any reserve set aside from profits which our board of directors determine is no longer needed, and/or out of the share premium account, provided that in no circumstances may a dividend be paid out of share premium unless, immediately following the date on which the dividend is proposed to be paid, the Company is able to pay its debts as they become due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

For the years ended September 30, 2022 and 2023, Shine Union declared dividends of HK$25.3 million and nil, respectively, and Fortune Jet declared dividends of HK$0.4 million and nil, respectively, totaling HK$25.7 million and nil, respectively, to their then respective shareholders, of which HK$40,400 and nil, respectively, was attributable to a non-controlling interest. For the years ended September 30, 2022 and 2023, the Company declared dividends of HK$8.0 million and nil, respectively, to its then shareholders. For details, see Notes 15 and 17 in our audited consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Except as disclosed, there were no other transfers, dividends or distributions which have been made between our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. Under the current practice of the Inland Revenue Department of the Hong Kong Government, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of Hong Kong, nor are there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of Hong Kong and amounts owed. There are no exchange controls in the Cayman Islands.

We have implemented an internal cash management policy for all of our subsidiaries, based on the demands of our group’s internal management procedure, which requires the relevant financial staff to verify that the relevant documents issued by the requestor with the approval of the competent supervisor are qualified, and then transfer the payment to the cashier upon the approval of the competent supervisor of the relevant financial staff. Any voucher will be stamped after payment and the payee will sign the request for payment as receipt. In addition, all payments shall be made by check, auto pay or telegraphic transfer except for certain specified cash payables. Our Chief Executive Officer is responsible for initiating bank account openings and closures, subject to the board of directors’ approval. Liquidity management involves the finance manager preparing a monthly cash flow forecast, monitored and reviewed by the Chief Financial Officer or Chief Executive Officer, along with a quarterly cash flow statement. Bank reconciliation is performed before month-end closing, overseen by the finance manager. The policy sets guidelines for physical cash management, check handling, payment approvals, cash advances, investment, borrowing, foreign exchange, and emphasizes the segregation of duties to maintain financial control. Other than the internal cash management policy described above, we currently do not have other cash management policies or procedures that dictate how funds are transferred between the Company and investors, nor are we required to have any cash management policies pursuant to the current regulations in Hong Kong or the PRC, as advised by our Hong Kong counsel, Watson Farley & Williams LLP and our PRC counsel, Han Kun Law Offices. As advised by our Cayman Islands counsel, Conyers Dill & Pearman, under Cayman Islands law, there is no specific requirement for the Company to have a cash management policy in place, unless otherwise specified by any accounting policy adopted by the Company. The Company should however ensure it maintains sufficient cash reserves to remain solvent at all times.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the managing body that actually and comprehensively manages and controls the production and operation, staff, accounting, property and other aspects of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Notice of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Standards of De Facto Management Body, or SAT Notice 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to SAT Notice 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if certain conditions are met. We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes, as we are not an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for The Offer And Use Of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including under the headings “Forward-Looking Statements” and the section titled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flows could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors”, which you should read in its entirety starting from page 18, and elsewhere in this annual report.

Risks Related to Conducting Operations in Hong Kong

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. For a more detailed description of the below risks and other risks related to acquiring and operating business in Hong Kong, see “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong” beginning on page 6. These risks include, but are not limited to, the following:

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Potential political, economic and social instability in Hong Kong could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business” on page 6.

●	The PRC legal system is evolving rapidly, and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our ordinary shares, which would materially affect the interest of the investors. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — The PRC legal system is evolving rapidly and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our ordinary shares, which would materially affect the interest of the investors” on page 6.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more influence and control over overseas offerings could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more influence and control over overseas offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless” on page 7.

●	It is difficult for us to predict the impact, if any, the implementation of the national security law will have on our business, as such impact will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business” on page 8.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our ordinary shares. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our ordinary shares” on page 8.

●	The recent spate of government interference by the PRC government into business activities of U.S.-listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless” on page 9.

●	We may be subject to a variety of Hong Kong laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 9.

●	Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of ordinary shares by our foreign investors may become subject to tax by the PRC” on page 10.

●	Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” on page 10.

●	Under the HFCAA, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for required years. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Under the HFCAA, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 11.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably” on page 12.

●	It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders. See “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders” on page 13.

Risks Related to Our Business and Industry

●	We rely heavily on the contracts from our recurring customers and any decrease or loss of business from any one of our recurring customers may adversely affect our business, results of operations and financial condition.

●	Our contracts were awarded after undergoing direct negotiation and quotation processes with our potential customers or through competitive tendering. There is no guarantee that new contracts will be awarded to us.

●	If we are unable to accurately estimate the risks, work progress, revenues or costs when we enter into contracts or fail to perform our contracts based on our estimates, or if we fail to agree on the pricing of work done pursuant to variation orders or otherwise, we may be unable to realize the anticipated profits or incur losses on the contracts.

●	Our reputation, business, results of operations and prospects may be adversely affected by material interruptions of our relationship with our suppliers and any quality issues in relation to our outsourced security systems.

●	The loss of, expiry, withdrawal, revocation or failure to obtain or renew our registrations, approvals, licenses and certifications could materially and adversely affect our operations and financial results.

●	We are on the approved lists of contractors and/or suppliers of various Hong Kong government departments and are subject to ongoing evaluation and appraisals. A loss of any or all of these customers or our failure to remain on such approved lists could materially and adversely affect our businesses.

●	We outsource certain parts of our security-related engineering works to subcontractors and are exposed to claims arising from latent defects that may have been caused by us or our subcontractors in the past, the discovery of which may have a material negative impact on our reputation, business and results of operations.

●	Labor shortages or increases in labor costs could harm our business, reduce our profitability and slow our growth.

Risks Related to the Ownership of Our Ordinary Shares

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	Our directors and officers currently collectively own an aggregate of 72.9% of the total voting power of our outstanding ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

Risks Related to Conducting Operations in Hong Kong

Potential political, economic and social instability in Hong Kong could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding regions may directly affect our business. Political, economic or social unrest occurring in Hong Kong could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or the economic, political and social conditions in Hong Kong are disrupted, our overall business and results of operations may be adversely affected.

In addition, economic, political and legal developments and social conditions in the PRC may significantly affect our business, financial condition, results of operations and prospects. The PRC economy is in transition from a planned economy to a market-oriented economy subject to plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on economic conditions in the PRC and Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our business operations and prospects, financial condition, and results of operations may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of supplies, or ability to continue as a for-profit enterprise;

●	expropriation or nationalization of private enterprises; and

●	the allocation of resources.

The PRC legal system is evolving rapidly and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our ordinary shares, which would materially affect the interest of the investors.

We primarily operate in Hong Kong with no substantive operations in mainland China. In addition, we do not provide any security-related engineering services, security guarding and screening services or related vocational training services or solicit any customer in mainland China, and are not regulated by any regulator in mainland China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence and discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China. See “Item 3 – 3.D Risk Factors — Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us.”

The PRC legal system is evolving rapidly and the PRC laws, regulations, and policies may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation and enforcement of these laws, rules and regulations may involve uncertainties.

If we were to become subject to the direct influence and discretion of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in mainland China, it may require material changes in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not exert more oversight over our operations at any time.

We are not currently required to obtain permission from the PRC government for the trading of our ordinary shares on Nasdaq for the offering of our ordinary shares to foreign investors outside of mainland China, however there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based solely on documents and representations received from the Company and their understanding of the current PRC laws and as of the date of this annual report, nothing comes to the attention of our PRC counsel, Han Kun Law Offices, that suggests we meet both of the explicit conditions set out in the Article 15 of the Trial Measures which stipulates whether an indirect offering and listing of a PRC domestic company shall fulfil the filing procedure with the CSRC, and thus, based on the opinion of our PRC counsel, we believe that we were not required to obtain the approval from or complete the filing with the CSRC for our IPO, based on the facts (1) we do not have any subsidiaries or business operation in the PRC; (2) none of our operating revenues, total profits, total assets or net assets is accounted for by any subsidiaries based in the PRC; and (3) no issuance or sale of the ordinary shares has been or will be made directly or indirectly within the PRC. Based on the opinion of our PRC counsel, Han Kun Law Offices, we have determined that we are not subject to cybersecurity review with the CAC, given that: (i) we do not possess a large amount of personal information in our business operations originated from mainland China; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as advised by our PRC counsel, Han Kun Law Offices, we have determined that we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million. Currently, these statements and regulatory actions have had no impact on our daily business operation, the ability to accept foreign investments, or the ability to list our ordinary shares on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our ordinary shares on a U.S. or other foreign exchange.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more oversight and control over overseas offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our business operations may be adversely affected by the current and future political environment in the PRC. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties. Our ability to operate in Hong Kong or conduct overseas offerings may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any actions by the PRC government to exert more oversight and control over overseas offerings (including divesture or similar actions) could limit or completely hinder our ability to offer or continue to offer securities to investors, resulting in a material adverse effect on us and on your investment in us and could render our ordinary shares and your investment in our ordinary shares to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because the interpretation or enforcement of laws and regulations of the PRC may change very rapidly with little advance notice at any time, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, may cause possible problems to foreign investors.

Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business.

On May 28, 2020, the National People’s Congress of the PRC approved a proposal to impose a new national security law for Hong Kong and authorized the SCNPC to proceed to work out details of the legislation to be implemented in Hong Kong (the “Decision”). The Decision states that the new law will target secession, subversion of state power, terrorism activities and foreign interference. The stated objective of the Decision is to protect the national security of China as a whole (including Hong Kong and Macau) and is not intended to have a direct commercial bearing on commercial and economic activities. The government believes the new law may bring about more stability to Hong Kong, which in turn may lay the foundation for commercial and economic activities to flourish. On June 30, 2020, SCNPC passed the national security law for Hong Kong. The Hong Kong Chief Executive promulgated it in Hong Kong later the same day. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. We cannot rule out the possibility that the Decision and the implementation of the national security law may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardship for Hong Kong, including companies like us that do business in Hong Kong. It is difficult for us to predict the impact of, if any, the implementation of the national security law will have on our business, as such impact will depend on future developments, which are highly uncertain and cannot be predicted.

Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our ordinary shares.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules, which could change with little advance notice, are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities are authorized by laws and regulations to have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, which could materially affect our business operations. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will increase regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Further, given the PRC government’s significant oversight and discretion over the conduct of our business operations in Hong Kong and the PRC, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our ordinary shares. The PRC government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on October 8, 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e., unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

Our directors are of the view that we are not likely to be in breach of the PDPO and the PDPAO, for the following reasons: (i) using our products and services do not require providing users’ personal information and (ii) we possess a minimum amount of personal information, if any, in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of ordinary shares by our foreign investors may become subject to tax by the PRC.

SU Group is a holding company incorporated in Cayman Islands with its operating subsidiaries located in Hong Kong. Accordingly, most of our cash is maintained in HK$. We conduct no other business and, as a result, we depend entirely upon our Hong Kong operating subsidiaries’ earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no restrictions on transferring funds between our Cayman Islands holding company and our operating subsidiaries in Hong Kong or limitations on the ability of our Hong Kong subsidiaries to issue dividends or other distributions to their overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like our Hong Kong operating subsidiaries. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. Any such restrictions and limitations may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our ordinary shares to significantly decline in value or become worthless.

Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We do not provide any security-related engineering services, security guarding and screening services or related vocational training services in mainland China or solicit customers or collect, store or process any personal data of any customer in mainland China, and are not regulated by any regulator in mainland China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, as we operate in Hong Kong, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of our ordinary shares to significantly decline or be worthless.

The Basic Law provides that national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. There is no assurance that certain laws of the PRC, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to our Hong Kong subsidiaries due to change in the current political arrangements between mainland China and Hong Kong or other reasons whether foreseeable or not presently foreseeable. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

Under the HFCAA, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges or trading through any other trading method within the SEC’s regulatory jurisdiction, if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and our ordinary shares could be prohibited from being traded on any U.S. national securities exchange, or through any other trading method within the SEC’s regulatory jurisdiction, if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. If we fail to meet the new rules before the deadline specified thereunder, we could face possible prohibition from trading on Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ordinary shares trading in the United States. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our ordinary shares to be delisted from the stock exchange. On December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contains, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The audit report included in this annual report was issued by Marcum Asia CPAs LLP (“Marcum Asia”), a U.S. based accounting firm that is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. We have no intention of dismissing Marcum Asia in the future or engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our ordinary shares could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Furthermore, new laws, regulations, and policies, or changes in laws, regulations, and policies, in both the United States and China could affect our ability to list our securities on Nasdaq, which could materially impair the market for and the market price of our securities.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded securities of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend us. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless. In addition, major issues with other U.S.-listed Chinese companies in the future, could have a negative effect on the value of your investment, even though we are not involved. Because our operations are based in Hong Kong, we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. Our ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.

As such, our business may be subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Given that the PRC government may intervene or influence over our operations at any time with little to no advanced notice, it could result in a material change in our operation and the value of our ordinary shares. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for any future application to have our ordinary shares list on a U.S. stock exchange, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any PRC regulatory authorities and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on a U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offerings and listings which meet certain conditions, should fulfil the filing procedures with the CSRC. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On November 14, 2021, the CAC released the Data Security Management Regulations Draft for public comments, which stipulates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. The comment period expired on December 13, 2021. On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) provides that, in addition to operators of critical information infrastructure that intend to purchase Internet products and services, data handlers engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. The Measures for Cybersecurity Review (2021) further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. While we believe that our operations are not affected by this, as these laws, regulations and opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located in Hong Kong. Moreover, five out of six of our current directors and officers are Chinese nationals/Hong Kong residents. All or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for our shareholders to effect service of process within the United States upon our subsidiaries or any individuals. In addition, there is uncertainty as to whether the courts of Hong Kong or the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors and/or officers predicated upon the civil liability provisions of Hong Kong against us or such persons predicated upon the securities laws of the United States or any state thereof. It is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our directors and/or officers of criminal penalties under the United States federal securities laws or otherwise.

In addition, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and/or officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The market price for our ordinary shares could be adversely affected by increased tensions between the United States and China.

There have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the SCNPC issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences: secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong Chief Executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

Risks Related to Our Business and Industry

We rely heavily on the contracts from our recurring customers and any decrease or loss of business from any one of our recurring customers may adversely affect our business, results of operations and financial condition.

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2022 and 2023, we had 319 and 351 recurring customers, respectively, representing approximately 72.7% and 79.8% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 80.9% and 81.1% of our revenues from security-related engineering services, respectively, and approximately 74.2% and 76.9% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2022 and 2023.

Our contracts with our customers generally do not include long-term obligations requiring them to retain our services. As such, there is no guarantee that our customers will continue to engage us at the same volume of business in the future or that we will be able to replace, in a timely or effective manner, departing customers with potential customers that deliver a comparable level of revenues. If our recurring customers reduce their demand for our services, decrease their spending for our services, request more competitive fees, terminate our contracts prior to the expiry date, engage the services of our competitors or refuse to award new contracts to us, our business, results of operations and financial condition may be materially and adversely affected.

We cannot assure you that we will be able to maintain or improve our relationships with our recurring customers, and we cannot assure you that we will be able to continue to provide services to them at current levels on similar terms. Our use of resources and our strategies to continue our relationship with our recurring customers and provide services to them may also reduce resources devoted to our other customers and business activities. In the event that our recurring customers cease to engage us and we fail to replace such customers, or if we fail to secure new major contracts, our business, results of operations and financial condition may be materially and adversely affected.

In addition, a certain portion of our revenues was derived from projects under security-related engineering services provided through one of our subsidiaries, Shine Union, part of which is non-recurring in nature. If we fail to secure new contracts for security-related engineering services, our business, results of operations and financial condition may be materially and adversely affected.

Our contracts were awarded after undergoing direct negotiation and quotation processes with our potential customers or through competitive tendering. There is no guarantee that new contracts will be awarded to us.

We mainly secure our contracts through direct negotiation and quotation processes with our potential customers and through tendering. For the fiscal years ended September 30, 2022 and 2023, approximately 81.9% and 68.6% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 18.1% and 31.4% was generated from tendering, respectively. For the fiscal years ended September 30, 2022 and 2023, approximately 47.0% and 31.4% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 53.0% and 68.6% was generated from tendering, respectively. Our revenues generated from screening services was mainly generated from quotations for the fiscal years ended September 30, 2022 and 2023.

We cannot assure you that we will continue meeting the tendering requirements or that our overall score under the customers’ evaluation system (if applicable) can be maintained. If we fail to secure new major contracts through quotation and tendering processes, or maintain comparable success rate for contracts secured through quotation or tendering processes in the future, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to accurately estimate the risks, work progress, revenues or costs when we enter into contracts or fail to perform our contracts based on our estimates, or if we fail to agree on the pricing of work done pursuant to variation orders or otherwise, we may be unable to realize the anticipated profits or incur losses on the contracts.

Since our contracts are normally awarded through invitation for quotations and a competitive tendering process, we need to estimate the risks of, and the time and costs required for, the potential projects to determine the quotation or tender prices to our customers. Our major contracts have pricing terms determined by reference to our bids and agreed at the time each contract is awarded to us. We are typically responsible for all of our own costs, and our ability to achieve our estimated profitability on any project is largely dependent on our ability to accurately estimate and control these costs. In addition, the duration of some of our contracts is more than one year, and once the price is fixed, we are obliged to complete the contract at the agreed price. Cost overruns, whether due to unfavorable construction conditions, inefficiency of other parties involved in the project, inaccurate estimates or other factors such as delay in work progress due to disputes or in coordination among the parties involved, may result in a lower profit or even a loss on a project.

From time to time, we are required to perform variation works as directed by customers which are not in the original design specifications. Our customers will perform measurement and evaluation of the variation works and make adjustment to the contract sum. Variation orders or other changes may sometimes result in disputes about whether the work performed is in the scope of work, or the amount payable for the variation work. Even when our customers agree to pay for the variation work, we may be required to prefund the cost of such work until the variation order is approved and paid by the customers. In addition, any delay caused by the variation works may adversely impact the timely scheduling of other project work and our ability to meet specified contract stages.

The amount of total costs we incur on a project is affected by a variety of factors, including fluctuations in the price of parts and components, variations in labor and security systems costs over the term of a contract, changes in project scope or conditions, delay in or extension of construction period, disagreements on contract terms or works between the customers and the main contractors, adverse weather conditions, labor disputes, accidents and other unforeseen circumstances. If any changes in costs cause the revenues and gross profit realized from a contract to be lower than our originally estimated amounts, even if we may have built any buffer into our bids for any increase in labor, material and project management costs, our business, results of operations and financial condition may be adversely affected.

We have limited control over the quality of security systems offered by us. Our reputation, business, results of operations and prospects may be adversely affected by material interruptions of our relationship with our suppliers and any quality issues in relation to our outsourced security systems.

As we are not engaged in the production of security systems during the ordinary course of our business, we source security systems from and rely on the relationship with suppliers mainly from Malaysia, Belgium and Hong Kong. For the fiscal years ended September 30, 2022 and 2023, our cost of goods sold amounted to HK$24.3 million and HK$29.7 million, representing approximately 17.8% and 25.7% of our total cost of revenues, respectively. We rely on our suppliers to continue to supply high quality security systems on a timely basis and at competitive prices to sustain our operations. Prices of products offered by our suppliers may be subject to fluctuation for reasons beyond our control, such as greater industry demand, shortage of supplies or change in their marketing strategies. We cannot assure you that our suppliers will not consolidate their businesses, such that they will be in a stronger bargaining position in their commercial negotiations with us. There is also no assurance that we as a distributor will be able to source suitable security systems and desired brands for our customers. Failure to effectively maintain our business relationship with our suppliers may also impair our ability to secure competitive terms for our procurement. Any significant increase in our purchase prices and our failure to pass on the increased costs to our customers could have a material adverse effect on our business, results of operations and financial condition.

In the case where there are quality issues relating to these products, we may consequently be involved in legal or other proceedings initiated in relation to product liability. For instance, if there is a malfunction of the security system or if it fails to achieve the level of security that it claims to provide, our customer may be exposed to risks of personal or property damage, which in turn could expose us to litigation and damage claims from our customers. These proceedings would involve risk and any unexpected outcome that may have a material adverse impact on our financial results. Furthermore, if any security systems, parts and/or components are damaged in the course of transportation beyond our control, we cannot assure you that we would not be involved in any legal proceedings related to the quality of any single product sold by us.

Our business operations and financial performance may be materially affected if any product liability claim arises. We cannot assure you that the security systems offered by us for sale in the future will be free from any quality issues or that we will not be party to any legal proceedings, including matters involving product liability claims or other proceedings arising from our operations. If the security systems we sell are defective, our customers may lose confidence in us and/or our products and our reputation could be severely damaged, which in turn could lead to a decrease in demand for our products and cause adverse impact on our results of operations and financial condition.

Further, the success of our security-related engineering services, to a certain extent, depends on the effectiveness of our suppliers’ pricing and marketing strategies, brand management, and market acceptance, quality control and commercial success of the security systems that we sourced from them. Any negative media coverage about our suppliers or their brands, incidents of product recall by our suppliers or the supply of poor quality or defective products by them may adversely impact our business performance and reputation.

Various registrations, approvals, licenses and certifications are required to operate our businesses. The loss of, expiry, withdrawal, revocation or failure to obtain or renew any of such registrations, approvals, licenses and certifications could materially and adversely affect our results of operations and financial condition.

In accordance with the laws and regulations of Hong Kong, we are required to maintain various approvals and licenses in order to operate our business. These registrations, licenses and certifications may only be valid for a limited period of time and may be subject to periodic reviews and renewal by the relevant authorities. Failure to comply with these laws and regulations, or the loss of or failure to renew our license or any change in Hong Kong government policies, could lead to temporary or permanent suspension of some of our business operations or the imposition of penalties on us, which could adversely affect our results of operations and financial condition.

We are on the approved lists of contractors and/or suppliers of various Hong Kong government departments and are subject to ongoing evaluation and appraisals. As certain invitations for tender are not open to the public and are only sent to contractors and suppliers on these approved lists, any loss of any or all of these customers or our failure to remain on such approved lists could materially and adversely affect our businesses.

We identify potential projects through (i) undergoing direct negotiation and quotation process with our potential customers, or (ii) tendering, which may be open tenders or sent to a selected group of prequalified contractors on the customer’s list of approved contractors. As of the date of this annual report, we are on the lists of approved suppliers and/or contractors of more than 13 Hong Kong government departments. We keep track of tender notices by monitoring the Hong Kong government websites and gazette on which they are published. For some projects in the public sector, tenders are by invitation, and are sent to prequalified contractors/suppliers on the contractor or supplier lists maintained by the relevant Hong Kong government departments for selective tendering.

In addition, we are subject to ongoing evaluation and appraisals. If our capability, performance, tendering record or financial standing is found to be unsatisfactory by the relevant Hong Kong government department, or if we fail to implement sufficient safety measures and procedures at work sites which has resulted in any personal injuries or fatal accidents, the relevant Hong Kong government department may remove us from its approved list or take other regulatory actions against us such as suspension, extending probationary period, downgrading to probationary status, or demotion to a lower group in respect of all or any work category in which we are listed.

If defects are discovered in our works, including latent defects which maybe undiscovered for years after completion, we may be removed or suspended from the relevant list of approved contractors. Even if there has been no breach of the relevant contract terms, our reputation may still be adversely affected, and it might become more difficult for us to be selected for future projects. If we have violated any law or regulation, the relevant Hong Kong government department may take disciplinary actions against us, such as amendment, variation (including demotion of licenses to a lower grade), suspension and revocation of licenses. Furthermore, in awarding contracts to a contractor or a supplier, the Hong Kong government departments will take into account a contractor’s or a supplier’s performance and track record and whether disciplinary action has been taken against it. In the event of any such suspension, revocation or downgrading, there would be a detrimental impact on our operations and prospects.

In addition, any changes or alterations in the licensing requirements and/or standards for admission into the list of approved contractors or suppliers may require us to make necessary corresponding adjustments to meet any new requirements and/or standards resulting from such changes, thus requiring us to incur extra costs.

We outsource certain parts of our security-related engineering works to subcontractors and are exposed to claims arising from latent defects that may be caused by us or our subcontractors in the past, the discovery of which may have material negative impact on our reputation, business and results of operations.

During the fiscal years ended September 30, 2022 and 2023, we have outsourced certain parts of our security-related engineering works to subcontractors engaged by us. For the fiscal years ended September 30, 2022 and 2023, our subcontracting costs, which mainly represent the cost of services from third-party service providers, were HK$15.6 million and HK$32.0 million, respectively, representing 16.0% and 27.7% of our total cost of revenues, respectively.

We cannot assure you that work completed by our subcontractors is up to our standard. We are not able to monitor the performance of our subcontractors or their respective staff as directly and efficiently as with our own staff. If a subcontractor fails to provide services and/or products as required under a contract, we may be required to procure other companies to perform these services or provide these products on a delayed basis or at a higher price than anticipated, which could impact our profitability. If a subcontractor’s performance does not meet our standards, the quality of the project may be affected, which could harm our reputation and potentially expose us to litigation and damage claims. We may also face claims arising from latent defects caused by our subcontractors which we did not discover in the past. In the event that we are unable to locate these subcontractors to rectify the defect, if it is rectifiable, or if we fail to hold them liable or obtain compensation from them, we may have to incur significant time and costs to carry out remedial actions. We may even face litigation against us.

In addition, we may not be able to engage suitable subcontractors for our new projects. As of the date of this annual report, we have not entered into any long-term service agreement with our subcontractors. As such, our existing subcontractors have no obligation to be engaged by us in future projects. If we fail to find suitable alternative subcontractors to meet our new project needs and requirements, our results of operations and financial condition may be adversely affected.

Security guarding and screening services and related vocational training services are highly labor intensive and we rely on a stable supply of labor to provide our services. Labor shortages or increases in labor costs could harm our business, reduce our profitability and slow our growth.

Our security guarding and screening services and related vocational training services business operations are labor intensive and we rely heavily on our staff for providing these services. Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services and related vocational training services, calculated by dividing the number of relevant employees who left us by the total number of relevant full-time employees during the relevant period, was 57.0% and 61.3% for the fiscal years ended September 30, 2022 and 2023, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong. We cannot assure you that there will be a stable supply of labor in the future. We have, from time to time, experienced short-term shortages primarily in engineers and skilled workers for the provision of installation services, which we have addressed by (i) paying higher wages or (ii) engaging subcontractors to provide relevant labor.

In view of the above, we may experience labor shortages or an increase in labor costs in the future. Any future inability to recruit and retain qualified individuals may delay the completion of our works and could result in deduction from the contract sum payable to us as a form of penalty. Any such delays could have a material adverse effect on our business and results of operations.

Industry expertise and talents are important for the operation of our businesses, and therefore, our success depends in part on our ability to attract, retain and motivate a sufficient number of engineers, technicians, security guards and screeners and the engagement of subcontractors for certain labor-intensive works. Combined with the growing demand for security-related engineering services and the shortage of skilled labor, qualified individuals in the relevant industries are in short supply and shortage of such workers may be a constraint for our growth in this market.

As some of the security guarding and screening services engagements may involve a relatively short term of service, the security guarding and screening services industries require flexible deployment of human resources. Work fragmentation in turn gives rise to the proliferation of casual labor, such as part-time employees and temporary workers. Competition for the pool of part-time security guards and screeners is commonplace among security services providers and more competitive remuneration packages may have to be adopted by us to attract sufficient labor.

In addition, competition for engineers, technicians, security guards and screeners or employees could also require us to pay higher wages, which could result in higher labor costs. Moreover, the minimum wage requirement in Hong Kong has increased and can continue to increase our labor costs in the future.

Our agreements do not contain labor cost adjustment mechanisms, and we may fail to anticipate or may be unable to transfer the full impact of any increase in labor cost to our customers. In such or other cases, we may not be able to increase our prices in order to pass these increased labor costs on to our customers for contracts without price adjustments, in which case our business and results of operations would be negatively affected.

Some of our tender contracts include penalty provisions for manpower shortages, under which we may be subject to penalties if we fail to provide the required number of staff as stated in the relevant tender contract. If we experience any labor shortage, we may be unable to deliver satisfactory services to our customers or otherwise meet our contractual obligations, or we may face penalties for such shortage.

If we cannot recruit sufficient employees with the requisite qualifications or experience in a timely manner, we may be unable to enter into new contracts with prospective or existing customers and/or deliver satisfactory services to them due to insufficient manpower. In such cases, our business, financial condition and results of operations may be adversely affected.

If the collection pattern of payment to us significantly deviates from our estimation, our business, results of operations and financial condition could be adversely affected.

Our operations, including security-related engineering services and security guarding and screening services are mainly project-based. Our collection of payment depends significantly on various factors including without limitation, the terms of the work contracts, the length of the contractual period, the efficiency of implementation of the contractual works and the general progress of the relevant projects. As a result, our cash flows are subject to various factors beyond our control, and there is no assurance that the profitability of a project can be maintained or estimated at any particular level.

We generally receive periodic progress payments from our customers in respect of projects. The stages of payment are determined with reference to the milestones as specified in the contracts. In some instances, our customers may withhold 5% of the total contract value as retention money. There can be no assurance that progress payments or retention monies will be paid on time and in full. In the event that our customers fail to make such payments on time and in full due to disagreement on the payment sum, delay in the settlement process or otherwise, our business, results of operations and financial condition may be materially and adversely affected.

Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.

Our business depends heavily on the supply of threat detection systems, which is the principal security system offered by us. For the fiscal years ended September 30, 2022 and 2023, our largest supplier accounted for approximately 20.2% and 15.0% of our total purchases, respectively. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of our trade and notes payables as of September 30, 2023. One supplier accounted for 54.1% of our trade and notes payables as of September 30, 2022. If the supply of threat detection systems by our largest supplier is disrupted, and we are not able to timely identify and engage a replacement supplier, our business operation may be subject to disruptions or security risks.

In addition, we generally do not enter into long-term contracts with our suppliers. If any of our major suppliers substantially reduce the amount of services or security systems and other related parts and components provided to us, or terminate their business relationship with us entirely, there can be no assurance that we would be able to identify replacement supplies in a timely fashion. There can be no assurance that the provision of goods and services from replacement suppliers, if any, would be on commercially comparable terms. As such, our business, results of operations and financial condition could be adversely affected.

We are subject to restrictions or obligations imposed by some of our suppliers. Any failure to comply with such restrictions or obligations could adversely affect our relationship with our suppliers.

Some of our major suppliers impose restrictions or obligations in relation to the purchase and distribution of security systems, parts and/or components, such as minimum purchase requirements and exclusive distribution provisions. Our failure to purchase a minimum purchase quantity may entitle suppliers to terminate the distribution agreements entered with us and/or terminate our exclusive right to market and sell one or more of their products as distributors, and failure to meet with other such restrictions or obligations could adversely affect our business relationships with our suppliers, thus our business and results of operations.

Increase in our security systems costs may adversely affect our operations and financial performance.

For the fiscal years ended September 30, 2022 and 2023, our cost of goods sold amounted to HK$24.3 million and HK$29.7 million, respectively, representing approximately 24.9% and 25.7% of our total cost of revenues. The prices of our security systems generally follow the price trends of, and vary with, market conditions. Supplies of these security systems may also be subject to a variety of factors that are beyond our control, including but not limited to the suppliers’ business interruptions, government control and overall economic conditions, all of which may have an impact of their respective market prices from time to time.

We may not be able to shift any increase in our purchase costs to our customers, and in some cases there may be a delay before we are able to do so effectively. In the event that the increase in our purchase prices is more than our expectation, and if we fail to shift or there is a delay in shifting on cost increases to our customers, our operations and profitability may be adversely affected.

Our corporate structure consists of multiple service segments and exposes us to risks relating to multiple industries. Failure to effectively manage all our segments may have adverse effect on our business, results of operations and financial condition.

We have multiple service segments, namely security-related engineering services, security guarding and screening services and related vocational training services in Hong Kong. Due to the relatively diverse characteristics of us, we face challenges not found in companies with a single business line, in particular:

●	we are exposed to business, market and regulatory risks relating to different industries. We need to devote substantial resources to monitor changes in different operating environments so that we can react with appropriate strategies that fit the needs of our affected operating subsidiaries; and

●	due to various types of services involved, our successful operation requires us to place emphasis on accountability, imposes financial discipline on our operating subsidiaries, and creates value-focused incentives for management. As we continue to grow, our operations may become more complex, which increases the difficulty in management.

If we fail to manage our exposure in the business, market and regulatory risks in the multiple industries we operate in, or if we fail to effectively manage all our segments, our business, results of operations and financial condition may be adversely affected.

We have a short operating history of providing security guarding and screening services and related vocational training services. We may experience difficulties in managing and integrating these types of business operations.

Fortune Jet has considerable operations on security guarding and screening services and related vocational training services. Prior to July 2019 when we acquired Fortune Jet, we only focused on the provision of security-related engineering services. As such, we have a short operating history of providing security guarding and screening services and related vocational training services. We may fail to effectively manage the operations of Fortune Jet, integrate them effectively with our other operations or otherwise obtain the desired benefits from the acquisition. Any failure to manage or integrate the operations of Fortune Jet with our other operations or otherwise realize the desired benefits from the acquisition may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Any failure to maintain an effective quality assurance system could have a material adverse effect on our reputation, business and operations.

We believe that the reputation and brand name that we have built up over the years play a significant role in enabling us to attract customers and secure contracts. We also believe that our “Shine Union” brand, “Fortune Jet” brand and “SUNGATE” brand have the market reputation of quality security services and that maintaining and promoting this brand recognition and good reputation is critical to our future success. The promotion and enhancement of our reputation and brand within the industries in which we operate depend largely on our ability to provide reliable, quality and timely services to our customers that appeal to their needs, patterns and preferences. If we fail to do so or our customers no longer perceive our services to be of high quality, our brand and reputation could be adversely affected, which will in turn materially and adversely affect our business, financial condition and results of operations.

As of September 30, 2023, we had three registered trademarks in Hong Kong, which we consider material to our business. However, we cannot guarantee you that the registration of our trademarks can completely protect us against any infringement or imitation. In any case, we are susceptible to infringement of our logos and brands by third parties, whether or not such logos are or will continue to be registered trademarks. If there is any misuse by third parties of our brand, or if we are unable to detect, deter and prevent misbehavior and misconduct by our employees, or if we fail to effectively protect our brand and trademarks, our reputation and brand could be damaged and our business and financial performance may be materially and adversely affected.

To maintain the quality of our services, we need to continue to maintain an effective quality assurance system. The effectiveness of our quality assurance system depends significantly on a number of factors, including (i) timely updates of our quality assurance system to suit the ever-changing business needs and environment; and (ii) our ability to ensure that our quality assurance policies and guidelines are adhered to.

Any failure or deterioration of our quality assurance system could result in a decline in the quality of our services, which in turn may jeopardize our reputation, reduce demands for our services or even subject us to contractual liabilities, other claims or prosecution. Any such claims, regardless of whether they are ultimately valid, could cause us to incur significant costs, harm our reputation and/or result in significant disruption to our operations. Furthermore, if any of such claims were ultimately valid, we could be required to pay substantial monetary damages or penalties, which could have a material adverse impact on our business, financial condition and results of operations.

We are exposed to risks in relation to work safety and occurrences of accidents. We may also be involved in disputes and legal and other proceedings arising from our operations from time to time and may face significant liabilities as a result.

There are inherent risks of work injuries or accidents occurring in the course of our business operations due to the nature of the services being performed, particularly in the provision of installation and maintenance services of security systems and security guarding and screening services. We provide our services principally through our own employees and they may be required to undertake certain tasks including, but not limited to, the following: (i) working at height or on slippery surfaces or in the dark; (ii) operation of threat detection systems and other electrical appliances in undertaking maintenance works; (iii) lifting heavy objects; (iv) working in new and unfamiliar environments; and (v) maintaining order in crowded events.

We may from time to time face miscellaneous litigation claims from our employees or third parties, who suffer personal injuries at premises where we provide our services, which may or may not be meritorious. Our involvement in major accidents or incidents in the course of providing security services, particularly if reported by the media, may adversely affect our reputation and our customer’s perception of the quality of our services. If we are involved in any litigation or legal proceedings, the outcome of such proceedings could result in settlements or results which could adversely affect our financial condition. In addition, any litigation or legal proceedings could involve substantial legal expenses as well as require significant time and attention of our management, diverting their attention from our operations, and result in negative publicity against us.

We cannot assure you that any incidents or accidents, which could result in property damage, personal injury or even death to the third parties (who may be residents, aggressors, property owners or our employees), will not occur again in the future. Accidents resulting in personal injury or loss or damage to property may also arise if our employees fail to follow our work safety measures and procedures. Accidents may occur in the ordinary course of our business. We cannot assure you that our employees will fully comply with the safety measures and plans we implement during their execution of the above tasks or any other tasks. In such events, we may be held liable for the losses or be subject to prosecution. We may also be exposed to claims of negligent or reckless behavior on the part of our employees. We may also experience interruptions to our business operations and may be required by certain departments of the Hong Kong government to change the manner in which we operate following any incidents or accidents. Any of the foregoing could materially and adversely affect our reputation, business, results of operations and financial condition.

Our success and business operations are largely dependent on certain key personnel and our ability to attract and retain talented employees such as screeners with requisite skills, expertise and experience.

Our success is, to a significant extent, attributable to the continued commitment, service and contributions of our directors and officers, including Mr. Chan Ming Dave, Mr. Kong Wing Fai, Mr. Koo Lon Tien and key personnel with requisite skills, expertise and experience. Our continued success is therefore dependent to a large extent on our ability to retain and motivate our directors, senior management and qualified key personnel.

Our directors, senior management and directors of our subsidiaries have extensive knowledge and are experienced in the security-related engineering services industry and security guarding and screening services industry, as applicable, and they have all significantly contributed to the development of our business. See “Item 6. Directors, Senior Management and Employees.” We cannot assure you that we will always be able to attract or retain our current senior management, that they will not leave our employment in the future or that we can continue to develop the experience and skills of our key personnel. Any unanticipated departures of members of the senior management team without any appropriate and timely replacement may result in loss of strategic leadership and disruption or delay to our business operations and expansion, which may have a material adverse effect on our business operations and profitability and future prospects.

During the course of provision of our services, certain tasks must be performed by employees with requisite qualifications and/or licenses, such as security personnel involved in the provision of security services, security guards and screeners. We cannot assure you that we will be able to attract and retain adequate talented employees with the requisite skills, expertise and experience. In addition, as we expand the scale of our business operations, it may become increasingly difficult for us to attract and retain an adequate number of qualified staff for our new projects. Our failure to recruit or retain qualified staff to our existing and future projects, or the loss of or increased costs in retaining such qualified staff, would have a material adverse effect on our business, financial condition and results of operations.

Any security breach, theft, burglary, loss of property occurring at and/or damage to the properties or bodily harm or accident resulting in personal injury to the personnel secured, guarded, managed and/or served by us could adversely affect our business, results of operations, financial condition and reputation.

Security breach, theft, burglary, loss or damage of property, bodily harm and accidents resulting in personal injury may occur during the course of operating our business. The properties or personnel that we secure, guard, screen, manage and/or serve may be subject to such incidents and may be damaged in a variety of ways that are beyond our control, including but not limited to natural disasters and intentional or unintentional human actions. We may be liable for loss suffered by our customers as a result of such incidents if the loss is caused by our negligence or breach of contract. If we are liable to pay damages to our customers for such loss, our business, results of operations, financial position and reputation may be adversely affected.

Separately, irrespective of whether an incident is within our control or whether we are at fault, we may face claims, regardless of their merits, for loss, damage of properties or personal injuries caused by such incident. Defending such claims, regardless of whether such claims have merits, can be time consuming and costly, and may divert our management’s attention and resources. We may also need to divert management attention and resources to assist departments of the Hong Kong government in their investigations in connection with any incident that took place in the properties we secure. If we are involved in such claims, even if we are proven not liable in the end, our reputation, business, results of operations and financial condition may be adversely affected.

We may not be able to collect payments from customers and as a result, may incur impairment losses on receivables.

During our business operation, we may face difficulties in collecting payments from customers. We cannot assure you that our measures to collect overdue payments, such as by sending statement of accounts and reminder emails to customers, will be effective. Although some payments are paid to us through bank transfers, individual customers of the related vocational training services provided by us may make payments to us in cash. For the fiscal years ended September 30, 2022 and 2023, our related vocational training income amounted to HK$3.8 million and HK$4.0 million, respectively, representing 2.8% and 2.5% of our total revenues, respectively.

Our provision for allowance for doubtful accounts for the fiscal years ended September 30, 2022 and 2023, were HK$30,000 and HK$8.6 million, respectively. In the event that the actual recoverability is lower than expected, or that our past loss allowance for doubtful accounts becomes insufficient in light of any new information, we may need to provide for an additional loss allowance for doubtful accounts, which may in turn materially and adversely affect our business, financial position and results of operations. Further, if we fail to collect cash payments from customers or experience a prolonged delay in receiving the receivables, our cash flow position and our ability to meet our working capital requirements may be adversely affected.

Failure to enter into formal written agreements in respect of our security systems maintenance services provided upon urgent demand may lead to uncertainty in terms of our engagement. If we do not receive service fees for such urgent demand, our results of operations and financial condition may be adversely affected.

Due to the nature of our services, our customers may sometimes require our security services urgently, such as for urgent parts replacement. In such circumstances, we may be required to procure or source parts and components and provide security maintenance services to satisfy the ad-hoc or urgent demand from our customers based on verbal agreements between the parties. We may only be able to issue an invoice to, receive a formal purchase order from or enter into written agreements with our customers after our services are rendered. Without a formal written agreement to document the respective rights and obligations of the parties before our provision of services, we face uncertainty relating to the terms and conditions of our engagement. Our customers may disagree with us on the interpretation or applicability of different terms and conditions including the service fee, nature of services provided and payment arrangement. Even if services are rendered, we may not be able to receive all or any part of our service fee in a timely manner, which may materially and adversely affect our results of operations and financial condition.

We may face allegations, complaints or reports by our customers and third parties, and any failure to deal with such complaints or negative publicity could materially and adversely affect our reputation, business, and our prospects.

We undertake works and provide services that are generally used by the general public as end users. There may be complaints or negative press reports regarding our works, operations or projects in which we are involved, and we may face allegations and complaints made by our customers or third parties and in media reports in relation to our operation, our works or compliance with applicable laws, such as the tendering procedure, our safety standards and procedures, the quality of our works and the security systems we use, and our treatment of subcontractors and employees. We can be adversely affected by the complaints or allegations relating to our works and services, our operations, the nonperformance or sub-standard performance of subcontractors, or negative media publicity thereof, whether meritorious or not.

Negative comments, complaints, negative publicity or claims against us, whether meritorious or not, will place a burden on us and divert management and other resources from other business operations, which may adversely affect our business operations. Any incidents, regulatory investigations or reports through the media or other third parties of possible work or service issues, or non-compliance with any laws or regulations involving us, our directors, officers, employees, or shareholders, could significantly damage our reputation, goodwill, and our corporate and brand image, or otherwise affect our ability to conduct or expand our business, and may therefore have a material adverse effect on our business, cash flow, financial condition, results of operations, and our prospects.

Our participation in government projects may, more likely than in the case of non-government projects, draw public attention. Such publicity may be adverse and overstated. For projects which are publicly funded, changes in government budgets and policy considerations could result in delays or changes to these projects. In addition, disputes with public bodies may last for considerably longer periods of time than for those that occur with non-government sector counterparties, and payments from the public bodies may be delayed as a result. All these risks may affect our performance of contracts with public bodies, and may have a material adverse effect on our business and results of operations.

If we fail to meet the requirements of our contracts or quality standards of our services, we may be required to pay damages and additional costs, which may adversely affect our business and reputation.

We are typically required to complete each project according to a fixed schedule by an agreed date as stated in the relevant contract. If we fail to complete a project in a timely manner resulting in a breach of our contractual obligations, we may be liable to compensate our customers for losses or damages caused by the delay. For the projects undertaken by us, it is common for a clause for payment of damages for non-completion of works to be included in the contract made between us and the customer involved. Such a clause usually provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. Any delay in the completion of a project, whether or not caused by us, could also lead to additional costs being incurred, including costs to hire additional manpower. During the fiscal years ended September 30, 2022 and 2023, we were not liable for losses or required to pay any damages for any delay in the completion or non-completion of any projects.

Any claims for liquidated damages will affect our profitability if no extension of time is granted, as the customer is entitled to deduct such liquidated damages from the contract sum under the relevant contract. The effect on us depends on the length of the delay in completion due to our default.

In addition, we may be liable to compensate our customers for any losses sustained by them if any of our employees or third-party service providers do not complete projects in accordance with the terms specified in the relevant contracts. These litigation costs, together with the payment of damages, could adversely affect our profitability and financial performance.

Our business operations are located in Hong Kong, which renders us especially sensitive to local conditions and changes, such as those with respect to laws and regulations, economic and political environments, force majeure events, natural disasters or mass civil movements.

Currently, our business operations are based in Hong Kong, and we have no plan to provide such services in other territories in the near future. Our business operations and the demand for our services are therefore exposed to any deterioration in the economic, social and/or political conditions, significant changes in laws and regulations governing the security-related engineering services industry and the security guarding and screening services and related vocational training services industries, such as those relating to civil aviation, the Hong Kong government’s subsidy to customers for purchasing X-ray machines in October 2020, as well as any change of legal system, incidence of social movements, strike, riot, civil disturbances, mass civil movements, disobedience, recurrence of past outbreaks or epidemics, occurrence of any future epidemic outbreaks, natural disasters or other catastrophic events in Hong Kong. Since our business operations are limited to Hong Kong, the aforesaid adverse circumstances may materially and adversely disrupt operations of the provision of our security-related engineering services and security guarding and screening services and related vocational training services, and in turn, our revenues and profitability, and consequently, our results of operations and financial condition.

Any outbreak of communicable disease in Hong Kong, including but not limited to COVID-19, severe acute respiratory syndrome, swine influenza, etc. could have a material and adverse effect on our business.

The outbreak of any severe communicable disease (or the escalation and/or intensification of any outbreak of any severe communicable disease), such as COVID-19, Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome (MERS), H5N1 avian flu, Ebola virus, as well as influenza caused by H7N9 and H3N2 or the human swine flu (H1N1), also known as influenza A virus, in Hong Kong, if uncontrolled, could have an adverse effect on our operations and the overall business sentiments and environment in Hong Kong. In addition, if any of our employees are affected by any severe communicable diseases outbreak, it could severely disrupt our business operations and adversely affect our results of operations as we may be required to temporarily shut down our offices and training centers and to prohibit our staff from going to work to circumvent the spread of the disease.

In addition, any outbreak of communicable disease in Hong Kong could also adversely affect our customers’ business activities. Functions or promotional activities such as exhibitions, concerts, annual meetings and gatherings and press release functions of which security service personnel are required may be cancelled and places requiring security services may be closed down resulting in decrease in demand for security services. Therefore, our business, results of operations, and also our financial condition could be adversely affected.

Any outbreak of epidemics which may lead to serious disruption to the public in the affected areas, may have a material and adverse effect on our business, results of operations and financial condition. Any disruption to us, our employees, our customers and/or our suppliers, any of which could materially impact our revenues, the procurement of supplies, overall results of operations and financial condition. As a whole, any of such events may cause our business to suffer in ways that we cannot anticipate.

We recorded certain one-off gains which may be non-recurring in the future.

For the fiscal years ended September 30, 2022 and 2023, we received government grants of HK$3.5 million and HK$0.6 million, respectively. To cushion the impact of COVID-19 on our operation of business, we have applied for subsidies under the Employment Support Scheme, an Anti-Epidemic Fund launched by the Hong Kong government. During the fiscal years ended September 30, 2022 and 2023, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of HK$3.3 million and HK$0.4 million, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. We may not be able to generate the same amount of other income in the future. In the event of any changes in government measures or policies, resulting in any suspension, material reduction or termination of government grants we receive, our profitability, results of operations and financial condition may be materially and adversely affected.

We make deposits or prepayments to our suppliers for our purchases in some cases. If our suppliers fail to perform their respective obligations, our business, results of operations and financial condition would be materially and adversely affected. Prepayment arrangements also expose us to the credit risks of our suppliers.

Some of our suppliers require us to pay deposits or prepayments for the purchases of security systems, parts and/or components. In the event that our suppliers default on their contractual obligations, our suppliers may not refund the full amount paid by us. There can be no assurance that we will be able to limit or reduce any potential forfeiture of deposits or prepayments, and any material increase in any such forfeiture may have a material adverse effect on our results of operations and financial condition.

We make prepayments to our suppliers without receiving collateral to secure such payments. As a result, our claims for such payments would be ranked as unsecured claims and expose us to credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under those circumstances, our claims against the suppliers would rank below those of the secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or nonperformance by financial institutions, could adversely affect our business, results of operations, financial condition, and our prospects.

Our funds are held in accounts at banks or other financial institutions. As of September 30, 2022 and 2023, HK$25.2 million and HK$16.4 million of the Group’s cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. Accordingly, the Group’s total unprotected cash held in banks amounted to HK$22.9 million and HK$14.3  million as of September 30, 2022 and 2023, respectively.

Should events, including limited liquidity, defaults, nonperformance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, our liquidity may be adversely affected. For example, on March 10, 2023, the Federal Deposit Insurance Corporation of the United States announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. Although we did not have any funds in Silicon Valley Bank or other institutions that have been closed, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us in connection with a potential business combination, or at all, and could have material adverse impacts on our liquidity, our business, results of operations, financial condition, and our prospects.

We may not have adequate insurance coverage and we are affected by the increasing insurance costs.

We have maintained insurance coverage for various risks in relation to our operations, employees and protection against accidents and injuries. For details of our insurance policies, see “Item 4. Information on the Company –4.B. Business Overview — Insurance.” However, we do not carry any insurance policies against certain risks, such as professional indemnity, business interruption, product liability, acts of terrorism, riot or public disorder. We may also be subject to liabilities against which we are not adequately insured and we would be required to make up for the shortfall of the awarded amount. With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. Furthermore, adequate insurance coverage may not be available on reasonable terms in the future or may only be available at significantly higher premiums for risks currently covered. Should any major claims be made against us which are not covered by adequate insurance or at all, our business and financial performance may be materially and adversely affected. During the fiscal years ended September 30, 2022 and 2023, our insurance costs had continued to increase and the aggregate expenses of our insurance were approximately HK$0.9 million and HK$1.2 million, respectively. We cannot control if there are reductions or limitations of insurance coverage by insurers upon the expiry of our currently existing policies. Any further increase in insurance costs (such as an increase in insurance premiums) or reduction in coverage may materially and adversely affect our results of operations and financial condition.

We may not be able to implement our future plans successfully.

Our future business plans are based on assumptions as to the occurrence of certain future events, which may or may not materialize, and the real situation might differ materially. Furthermore, our future business plans may be hindered by other factors beyond our control, such as competition within the security-related engineering services industry and security guarding and screening services and related vocational training services industry from other security-related engineering services and security guarding and screening services and related vocational training services providers. Therefore, there is no assurance that any of our future business plans will materialize, or result in the conclusion or execution of any agreement within the planned timeframe, or that our objectives will be fully or partially accomplished. For details of our future plans, see “Item 4 – 4.B Business Overview — Our Strategies.”

In addition, our future plans involve recruiting additional staff, renting and setting up a workshop with showroom, renting and renovating a premises to be used as training center and central monitoring room, purchasing vehicles and renting carparking spaces and purchasing security systems and equipment, the implementation of which will increase our costs and expenses. If we are unable to increase our revenues from the implementation of our future plans, our financial performance may be materially and adversely affected.

Our business development may be hindered if we are unable to obtain additional funding to expand our business.

We did not have outstanding bank borrowings as of the date of this annual report. We may need to raise funds in addition to our currently available cash resources through public or private financing, strategic relationships or other arrangements, in order to support more rapid expansion of our business. We cannot assure investors that additional funds will be available when needed on terms favorable to us, if available at all. If adequate funds are unavailable to us on acceptable terms, we may be unable to expand or enhance our security-related engineering services, take advantage of future opportunities or respond to competitive pressures or unanticipated events, any of which could have a material adverse effect on our business development.

Fluctuations in foreign exchange rates may become material and adversely affect our business, financial condition and results of operations.

We conduct business with customers, suppliers and subcontractors located in Hong Kong, the PRC and overseas. While most of our costs and expenses are denominated in USD, HKD, Euro (“EUR”) and Pound sterling (“GBP”), some are denominated in Renminbi, the legal currency of China (“RMB”) and other foreign currencies. We are therefore subject to risks associated with exchange rate fluctuations and changes in exchange rates could affect our results of operations. In relation to our security-related engineering services, we take into account fluctuations in foreign exchange rates when setting the prices for our quotations and tenders. We cannot assure you that our estimates of fluctuations in foreign exchange rates will be accurate. In the event that we fail to accurately estimate the fluctuations, we may experience net exchange losses. During the fiscal years ended September 30, 2022 and 2023, we have recorded net exchange losses of HK$96,028 and net exchange gains of HK$0.5 million, respectively, due to foreign exchange fluctuations.

Changes in exchange rates could increase our costs, or affect the prices of our imported security systems, parts and components any of which could adversely affect our results of operations. The change in value of the USD, EUR, GBP and RMB or other foreign currencies against the HKD may fluctuate and is affected by, among other things, changes in the political and economic conditions in the respective countries. The value of the USD, EUR, GBP and RMB is subject to changes in government policies of the respective countries and factors including international economic developments, political conditions and supply and demand for currencies. The value of the USD, EUR, GBP and RMB in international markets is determined by reference to a basket of currencies as part of a floating exchange rate policy. We cannot predict the future fluctuations of the USD, EUR, GBP and RMB. Respective national governments may adopt a more flexible currency policy, which could lead to the USD, EUR, GBP and RMB experiencing more substantial revaluation against the HKD or other currencies.

Our financial performance during the reporting periods is not indicative of our future financial performance and our operating results may fluctuate significantly.

For the fiscal years ended September 30, 2022 and 2023, our revenues amounted to HK$136.4 million and HK$163.7 million, respectively, and our net income for the corresponding year was HK$8.3 million and HK$9.8 million, respectively. Further, for the fiscal years ended September 30, 2022 and 2023, we incurred finance costs of HK$0.1 million and HK$0.1 million, respectively. As of the date of this annual report, we do not have outstanding bank borrowings. Our revenues, expenses and operating results may vary from period to period and may fluctuate due to a variety of factors, some of which are beyond our control, including changes in laws, regulations and industry practices in the security-related engineering services industry and security guarding and screening service and related vocational training service industry, increases in costs of labor, security systems and parts and components and conditions of the property market and construction industry in Hong Kong, as well as our ability to estimate and control costs, operating expenses and work progress for each project.

Our performance in the past may not be indicative that we will attain similar performance in the future. There is no assurance that our business will continue to attain similar performance as being comparable to that during the fiscal years ended September 30, 2022 and 2023 or we will be able to maintain continued growth through organic growth and implementation of our business strategies.

We cannot assure you that we will declare and distribute any amount of dividends in the future.

For the fiscal years ended September 30, 2022 and 2023, Shine Union declared dividends of HK$25.3 million and nil, respectively, and Fortune Jet declared dividends of HK$0.4 million, and nil, respectively, totaling HK$25.7 million and nil, respectively, to their then respective shareholders, of which HK$40,400 and nil, respectively, was attributable to a non-controlling interest. For the years ended September 30, 2022 and 2023, the Company declared dividends of HK$8.0 million and nil, respectively, to its then shareholders. For details, see Notes 14 and 16  in our audited consolidated financial statements included elsewhere in this annual report. Among the dividends of HK$25.3 million declared by Shine Union during the fiscal year ended September 30, 2022, HK$7.6 million was cash settled in the fiscal year ended September 30, 2022, while the remaining HK$17.7 million was offset against the amount due from SU Investment. All dividends have been fully settled as of the date of this annual report. As of the date of this annual report, we did not have any dividend policy. Our dividend distribution records in the past may not be used as references or bases to determine the level of dividends that may be declared or paid by us in the future.

Our shareholders are entitled to receive dividends only when declared by our board of directors. The payment and the amount of any future dividends will be at the discretion of our board of directors and will depend on, among others, our results of operations, cash flows and financial condition, operating and capital expenditure requirements, distributable profits, our articles of association then in effect, market conditions, our strategic plans and prospects for business development, contractual limits and obligations, payment of dividends to us by our operating subsidiaries, taxation, relevant laws and regulations and any other factors as our directors may deem relevant. As such, factors and the payment of dividends are at the discretion of our board of directors which reserves the right to change its plan on the payment of dividends. There can be no assurance whether, when and in what form we will pay dividends in the future. Prospective investors should note that historical dividend payments should not be regarded as an indication of our future dividends.

Changes in the rules and regulations, industry standards and advanced technology innovation relating to the security-related engineering services and security guarding and screening services and related vocational training services may affect our operation.

Our success will depend, in part, on our ability to keep up with the pace of changing regulatory regime, industry standards and technology innovation. There is no assurance that we will be able to adapt to proposed new regulatory requirements in the future in a timely manner or at all. Moreover, there is no assurance that the Hong Kong government will not impose additional or stricter laws or regulations on the security-related engineering services industry and the security guarding and screening services and related vocational training services industry in the future. Furthermore, if we do not respond successfully to evolving industry standards and technology innovation, our customers are likely to seek service providers who are able to respond more effectively to changes in the industry standards and technology innovation and better meet their demand. In such events, our business and results of operations may be materially affected.

We operate in a competitive industry and a highly competitive market may put downward pricing pressures on us.

We face significant competition in the security-related engineering services industry and security guarding and screening services and related vocational training services industry in Hong Kong. There are a substantial number of security-related engineering services providers, security guarding and screening services providers, and related vocational training course operators in Hong Kong. Entry barriers and set up costs are considered to be moderate. Individuals providing security services and companies offering security services are regulated under a permit and license system.

Due to the large number of competitors, we face significant downward pricing pressure thereby reducing our profit margins. Furthermore, if we do not provide a competitive quote relative to our competitors, our services may not be attractive to prospective customers and our profitability may be materially and adversely affected. Our success depends on our ability to compete effectively against these competitors in terms of the quality of services and on-site staff, price, track record, effective human resource management, relationships with customers, range of ancillary services, marketing, brand recognition and reputation. We cannot assure you that we will continue to compete successfully in the future, and if we fail to do so, our business and financial results would be adversely affected.

Furthermore, as the Competition Ordinance has only been operational since December 2015, there may be uncertainties on the full effect of the rules in respect of compliance, infringement and its effect on our business, in particular when tendering is one of our means of securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. We may also inadvertently infringe the Competition Ordinance and under such circumstance, we may be subject to fines and/or other penalties, incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation. For further details, see “Item 4 – 4.B Business Overview - Regulations.”

Our business could be affected by the Hong Kong government’s level of spending on public works as well as the constant supply of residential buildings and establishment of infrastructure facilities in Hong Kong.

We generate revenues from both private and public sector projects, including those carried out in residential properties and infrastructure facilities. For the fiscal years ended September 30, 2022 and 2023, 86.8% and 82.3% of our revenue was generated from private sector projects, respectively, and 13.2% and 17.7% of our revenue was generated from public sector projects, respectively. Some public works projects are non-recurring in nature. Any change or significant delay in the level of spending on public works by the Hong Kong government may affect our business and results of operations. In the event that the Hong Kong government reduces its level of spending on public works and we fail to secure business from other sectors, our business and profitability could be adversely affected. There is no assurance that the rising supply of residential buildings and investment in infrastructure facilities can be constantly sustained in Hong Kong. In the event that there is a lesser supply of residential buildings and establishment of infrastructure facilities, our business and results of operations could be materially and adversely affected.

Risks Related to the Ownership of Our Ordinary Shares

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. The market price for our ordinary shares may be subject to wide fluctuations in response to factors including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for intermediary services;

●	announcements by us or our competitors of new product and/or service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

●	political or legal actions taken or restrictions imposed by the government in mainland China and Hong Kong; and

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

Our ordinary shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our ordinary shares will continue. If an active public market for our ordinary shares does not continue, the market price and liquidity of our ordinary shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding ordinary shares. Under Nasdaq Rule 4350(c), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a “controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

Our directors and officers currently collectively own an aggregate of 72.9% of the total voting power of our outstanding ordinary shares after the completion of our IPO.

Our directors and officers currently collectively own an aggregate of 72.9% of the total voting power of our outstanding ordinary shares after the completion of our IPO, which was closed on January 26, 2024. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. - 6.E. Share Ownership”

Because we do not expect to pay dividends in the foreseeable future after our IPO, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after our IPO to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Nasdaq may apply additional and more stringent criteria for our continued listing because our IPO may be deemed as a small public offering and insiders currently hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our company currently hold a large portion of the company’s listed securities following the consummation of the IPO. Nasdaq might apply the additional and more stringent criteria for our continued listing.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors,” our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after our IPO or if such investors purchase shares of our ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

You must rely on the judgment of our management as to the use of the net proceeds from our IPO, and such use may not produce income or increase our share price.

We plan to use a significant portion of the net proceeds of our IPO for strategic acquisitions. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price, or placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our ordinary shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in our IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own, directly or indirectly, at least 25% of the equity by value.

Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Item 10 – Additional Information - 10.E Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Our current amended and restated memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our current amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Our Chairman of the board of directors and Chief Executive Officer, Mr. Chan Ming Dave, has a substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this annual report, Mr. Chan Ming Dave, our Chairman of the board of directors and our Chief Executive Officer, beneficially owns approximately 9,016,800 ordinary shares, or approximately 68.1 % of our outstanding ordinary shares.

Accordingly, Mr. Chan could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Chan also has the power to prevent or cause a change in control. Without the consent of Mr. Chan, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Chan could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Chan may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Chan and his affiliated entity, see “6.E. Share Ownership.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our amended and restated memorandum and articles of association that became effective on January 26, 2024, on which date our IPO was closed, has provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements. Subject to the foregoing, our directors have discretion to determine whether or not, and under what conditions, corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders. Description of Securities is attached to this annual report as an exhibit.

You may be unable to present proposals before annual general meetings or extraordinary general meetings.

The Cayman Islands does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Further, shareholders have no right under our current amended and restated memorandum and articles of association to requisition and convene general meetings of shareholders or to put any proposal before general meetings of shareholders.

Economic Substance Legislation in the Cayman Islands may have an impact on the Company.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019 introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” As we are a Cayman Islands company, compliance obligations including filing annual notifications, which need to state whether our Company is carrying out any relevant activities and if so, whether our Company has satisfied economic substance tests to the extent required by the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised financial accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may incur significantly costs and be required to devote substantial management time as a result of the listing of our ordinary shares.

We may incur substantial legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of management’s time and attention from revenues-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the years ended September 30, 2022 and 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements and (ii) a lack of formal risk assessment process and internal control framework over financial reporting. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of our IPO, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2024. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to SU Group’s shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to SU Group’s shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on Nasdaq under the symbol “SUGP.” Although we closed our IPO on January 26, 2024, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally US$2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We are required to demonstrate compliance with Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, our ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in Hong Kong through our subsidiaries, Shine Union and Fortune Jet. Our principal executive office in Hong Kong is located at Unit 01 – 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number at this address is +852 2341-8183. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We commenced our security-related business in 1998 through our subsidiary, Shine Union, in Hong Kong.

With the growth of our business, we started a reorganization, which involved: (i) the incorporation of SU Group under the laws of the Cayman Islands on March 11, 2021; (ii) the incorporation of SU Group’s wholly-owned subsidiary, SU Investment, under the laws of the BVI on November 21, 2019; (iii) the incorporation of Exceptional Engineering Limited on March 2, 2021, a limited liability company established under the laws of BVI; and (iv) the transfer of all equity ownership of SU Investment to SU Group from Mr. Chan Ming Dave on April 16, 2021.

On April 29, 2021, SU Group, Mr. Koo Lon Tien (our Chief Operating Officer) and Ms. Chan Wai Ling (the elder sister of Mr. Chan Ming Dave) entered into a subscription agreement, whereby Mr. Koo Lon Tien and Ms. Chan Wai Ling each agreed to invest HK$4,000,000 for 2.5% of our company. Upon completion of the transaction, our company was owned as to 95.0%, and 5.0% by Exceptional Engineering Limited and minority shareholders, respectively.

On February 27, 2023, SU Group issued 8,550 ordinary shares to Exceptional Engineering Limited and 450 ordinary shares to Mr. Koo Lon Tien. On the same day, Ms. Chan Wai Ling transferred her entire interest in the Company to Mr. Koo Lon Tien. In February and March 2023, Exceptional Engineering Limited and Mr. Koo Lon Tien also effectuated a series of share transfers. Upon completion of the transactions, Mr. Chan Ming Dave owns 75.14% of our company, through Exceptional Engineering Limited and DC & Partners Incorporation Limited, a British Virgin Islands company also wholly-owned by Mr. Chan Ming Dave. The remaining shareholders own 24.86% of the Company in aggregate.

On March 1, 2023, Mr. Chu Hon Wai transferred 1,000 shares of Fortune Jet, representing 10.0% of the issued share capital of Fortune Jet, to SU Investment. Upon the completion of such transfer, Fortune Jet became an indirect wholly-owned subsidiary of our company.

On June 20, 2023, SU Group issued an aggregate of 11,990,000 ordinary shares to its existing shareholders. Upon completion of the share issuance, there is no change in shareholding.

On January 26, 2024, we consummated our initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses. We have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The Registration Statement relating to the IPO also covered the underwriters’ warrants (the “Representative’s Warrants”) and the ordinary shares issuable upon the exercise thereof in the total amount of up to 71,875 ordinary shares. The Representative’s Warrants have an exercise price of US$4.00, subject to certain conditions and limitations, and may be exercised on a cashless basis. The Representative’s Warrants are exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the commencement date of sales in of the IPO, which period shall not extend further than five years from the commencement date of sales in the IPO.

The chart below summarizes our corporate structure as of the date of this annual report:

4B. Business Overview

SU Group is an exempted company with limited liability incorporated under the laws of the Cayman Islands. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries in Hong Kong with our headquarters in Hong Kong.

Through our subsidiaries, Shine Union and Fortune Jet, we are an integrated security-related services company that primarily provides security-related engineering services, and to a lesser extent, security guarding and screening services and related vocational training services, in Hong Kong.

Established in 1998, Shine Union has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that Shine Union provides services to include threat detection systems, traffic and pedestrian control systems, and ELV systems in the private and public sectors including commercial properties, public facilities, and residential properties in Hong Kong. Shine Union is one of the providers in the security-related engineering services market in Hong Kong authorized to distribute over 10 brands of security systems. Shine Union is also the exclusive distributor to market and sell two brands of threat detection systems, which includes X-ray machines, trace detection products, metal detectors and mail screening machines.

Some notable projects undertaken by Shine Union include the design, supply, installation and/or maintenance of X-ray machines at a rail link terminus and the air cargo terminal based at the Hong Kong International Airport, the traffic control system and ELV system at the bridge-tunnel system connecting Hong Kong, Macau and Zhuhai, the pedestrian control system at the headquarters office building of a Hong Kong-based banking and financial services company and the Hong Kong office building of a French cosmetics company, and the parking system at a mixed-use complex located on the Kwun Tong Promenade. Shine Union obtains its contracts either through direct invitation for quotation from customers, or through a competitive tendering process of the project employers or their main contractors.

Since our acquisition of Fortune Jet in 2019, we have been providing security guarding and screening services and related vocational training services in Hong Kong through Fortune Jet. Security guarding and screening services provided by Fortune Jet include dispatching security guards to fulfill customers’ needs such as securing and guarding physical properties and screeners to operate security machines at sites designated by its customers. Shine Union also leases machines to customers, providing a temporary and flexible option for customers in need of additional security equipment and procedures.

We have experienced stable growth in the fiscal years ended September 30, 2022 and 2023. Our total revenues increased by 20.0% from HK$136.4 million (US$17.4 million) in the fiscal year ended September 30, 2022 to HK$163.7 million (US$20.9 million) in the fiscal year ended September 30, 2023. Our net income increased by 18.8% from HK$8.3 million (US$1.1 million) in the fiscal year ended September 30, 2022 to HK$9.8 million (US$1.3 million) in the fiscal year ended September 30, 2023.

Our Business Model

Through Shine Union and Fortune Jet, our principal businesses include providing (i) security-related engineering services which involves the design, supply, installation, and/or maintenance of security systems in Hong Kong; and (ii) security guarding and screening services and related vocational training services in Hong Kong.

The diagrams below illustrate the business models of our principal business operations:

Security-related engineering services

Note: Depending on the availability of resources, intensiveness of labor and cost effectiveness, we may subcontract some security-related engineering works to selected subcontractors. Please see “Our Subcontractors” in this section for further details.

Security-related engineering services are one of our principal businesses. During the fiscal years ended September 30, 2022 and 2023, revenues generated from the provision of security-related engineering services amounted to HK$77.2 million and HK$98.1 million, representing 56.6% and 59.9% of our total revenues, respectively.

Depending on its customers’ needs and requirements, Shine Union offers a comprehensive spectrum of security-related engineering services covering design, supply, installation and/or maintenance services. Shine Union’s design services primarily involve the preparation of layout drawings and advising its customers as to the number and types of security systems to be installed in order to achieve customers’ desired security purpose, and Shine Union does not participate in the product design or development of security systems save for its “SUNGATE” carpark systems. Shine Union may provide these engineering services either as a contractor or a subcontractor, and on an integrated and multi-service basis where it is engaged to provide more than one type of services under a contract, or on a single service basis under which it is responsible for providing one specified type of service in a project, while other types of engineering services may be handled by other service providers or subcontractors.

In relation to Shine Union’s security-related engineering services, we generate revenues from: (i) contracting service on a project basis which includes the supply of security systems and related maintenance services; (ii) providing maintenance services, which are performed in accordance with the customer work orders pursuant to standalone maintenance contracts; and (iii) leasing security systems, such as threat detection systems, traffic and pedestrian control systems, and ELV systems pursuant to standalone equipment leasing contracts. Shine Union may act as a contractor or a subcontractor in providing project-based services, whereas Shine Union generally acts as a direct service provider in the provision of maintenance services and leasing of security systems.

Security systems and equipment leasing

Shine Union maintains a diversified portfolio of suppliers and sources its security systems mainly from Malaysia, Belgium and Hong Kong. Currently, Shine Union is the authorized distributor in respect of over 10 brands of security systems.

The types of security systems for which Shine Union provides security-related engineering services are mainly categorized into the following:

●	threat detection systems, such as X-ray machines and metal detectors. We are the exclusive distributor to market and sell two brands of threat detection systems, which include X-ray machines, trace detection products, metal detectors and mail screening machines;

●	traffic and pedestrian control systems, such as traffic control systems, automatic fare control systems, turnstiles, automatic door systems and people counting systems such as thermal counter and camera counter; and

●	ELV systems, such as CCTV systems, access control systems, public address systems, and building management systems.

Shine Union offers different types of carpark systems, including carpark systems under the proprietary brand “SUNGATE,” which Shine Union started to design and develop in 2006. For the fiscal years ended September 30, 2022 and 2023, our project income from the supply of carpark systems under the proprietary brand “SUNGATE” amounted to HK$4.3 million and HK$3.5 million, respectively, representing 5.3% and 3.5% of our revenues generated from security-related engineering services. The “SUNGATE” carpark systems are designed and developed pursuant to customers’ requests. For example, the payment method (such as electronic payment by using Octopus card and credit card) and reporting output may be customized pursuant to customers’ specifications. The production of the “SUNGATE” carpark systems is outsourced to manufacturers pursuant to Shine Union’s request and specifications, whereas Shine Union will perform some final manual assembly, testing and commissioning of the systems.

Shine Union offers various security systems including threat detection systems and traffic and pedestrian control systems for leasing if its customers choose not to purchase such systems outright. For the fiscal years ended September 30, 2022 and 2023, Shine Union leased 31 and 24 security systems to its customers, respectively, generating rental income of HK$8.7 million and HK$6.2 million, respectively. The rental income under the standalone equipment leasing arrangements with Shine Union’s lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of lease.

●	Security-related engineering services on a project basis

The provision of security-related engineering services on a project basis includes the supply of security systems and products and related maintenance services. Generally, in security-related engineering projects, Shine Union is directly engaged either by (a) corporate end customers such as government departments, financial institutions, and logistics companies as a contractor; or (b) the main contractors and system integrators, in which case Shine Union acts as a subcontractor.

Regardless of whether Shine Union acts as a contractor or a subcontractor, it is responsible for the design aspect (where such services are requested) and for procuring the necessary security systems and parts, and Shine Union may engage subcontractors to carry out labor-intensive and certain specialist work. Shine Union supervises, and is responsible for, the work of its subcontractors. For some of its engineering services engagements, Shine Union also provides maintenance services for the defects liability period as part of the integrated services as specified under contracts.

For projects in which Shine Union is engaged as a contractor by the corporate end customers, Shine Union is usually responsible for overseeing the entire project, managing the work site and managing suppliers, service providers and subcontractors (if so engaged) throughout the course of the project. For projects in which Shine Union acts as an engineering subcontractor, the customers usually engage a main contractor to take overall responsibility for the construction work. Shine Union is engaged by the main contractor to undertake a part of the entire project as contractually specified, which involves the design, supply, installation and/or maintenance of security systems.

●	Maintenance services

Income derived from maintenance services mainly includes maintenance fees received from customers pursuant to standalone maintenance contracts and in respect of (i) security systems and products supplied and installed by Shine Union but falling outside of or without a defects liability period; and (ii) security systems and products for which the supply and installation work were not handled by Shine Union. Shine Union’s service and maintenance support spans from upgrades or replacement of spare parts, to service and maintenance support and repairing works, and minor alterations of security systems.

Shine Union provides maintenance services originated from standalone maintenance contracts generally consisting of two service types, namely routine checks and corrective maintenance. Routine checks are performed as preventive maintenance on a regular basis which, depending on the relevant contract, may be monthly, quarterly or bi-yearly, whereas corrective maintenance services are provided in response to maintenance requests received from customers on an ad-hoc basis.

Security guarding and screening services and related vocational training services

In relation to Fortune Jet’s security guarding and screening services and related vocational training services, we generate revenues from: (i) security guarding services; (ii) screening services; and (iii) related vocational training services. Fortune Jet may act as a contractor or a subcontractor in the provision of security guarding services, whereas Fortune Jet generally acts as a direct service provider in the provision of screening services and related vocational training services.

●	Security guarding services

Fortune Jet secures and guards both individuals and physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring and response such as fire and gas detection, burglary detection and emergency management such as first aid service and communication and evacuation through dispatched employees. Fortune Jet generally provides security guarding services at residential properties, construction sites and school campuses, usually engaged directly by the end customers such as property management companies, construction companies and schools. In some cases, Fortune Jet is engaged by the contractors and provides security guarding services as a subcontractor.

Other than general security guarding services, Fortune Jet also offers security guarding services targeted at crowd coordination and management. Such services mainly focus on events and exhibitions organized by Fortune Jet’s customers.

Fortune Jet maintains a pool of both full-time and part-time security guards for its security guarding business where Fortune Jet’s part-time employees are engaged to satisfy ad-hoc or urgent work requests from its customers. For details, please see “— Employees.” As work orders in the security guarding services industry are sometimes broken down into jobs with shorter time segments, maintaining a pool of part-time security guards is a common practice in the industry for flexible deployment of human resources. With a list of full-time and part-time security guards, Fortune Jet can mobilize the necessary manpower to participate in both fixed-term contracts and one-off events, and to fulfil ad-hoc or urgent demands from customers.

●	Screening services

Fortune Jet provides screening services by dispatching employees who are certified screeners to the premises of customers. In line with the regulated air cargo screening facilities scheme (the “RACSF”) and pursuant to the instructions of its customers, Fortune Jet’s screening services include the detection of explosives and incendiary devices in air cargo consignment and detection of dangerous goods for safety purpose through the operation of threat detection systems by its screeners. Fortune Jet’s customers are generally RACSF operators who are logistics companies.

●	Related vocational training services

Fortune Jet offers various types of related vocational training courses, including (i) Certificate in Basic Security Services under QASRS, upon completion of which students are expected to receive Certificate of Quality Assurance System Compliance, (ii) Mandatory Basic Safety Training Course, upon completion of which students are expected to receive Construction Industry Safety Training Certificate, and (iii) Mandatory Basic Safety Training Revalidation Course, upon completion of which students are expected to successfully renew their certifications.

For students who have completed the Certificate in Basic Security Services Certificate under QASRS and obtained the Security Personnel Permit authorized to carry out Category A Security Work and/or Category B Security Work, Fortune Jet may offer security guarding employment contracts to them. Fortune Jet dispatches such employees to customers’ sites as security guards pursuant to engagements.

During the fiscal years ended September 30, 2022 and 2023, we experienced an increase of revenues in the provision of related vocational training services. Our revenues in such segment increased from HK$3.8 million in the fiscal year ended September 30, 2022 to HK$4.0 million in the fiscal year ended September 30, 2023. We plan to continue expanding our related vocational training services in the upcoming years.

Our Operational Flow

Security-related Engineering Services

●	Projects

●	Project identification

In relation to Shine Union’s security-related engineering projects, Shine Union identifies potential projects after undergoing direct negotiation and quotation process with its potential customers, or through tendering, which may be open tenders or sent to a selected group of prequalified contractors on the customer’s list of approved contractors, which is more common for public sector projects. For the fiscal years ended September 30, 2022 and 2023, 81.9% and 68.6% of our revenues generated from security-related engineering services, respectively, was generated from quotations, whereas 18.1%, and 31.4% of our revenues generated from security-related engineering services, respectively, was generated from tendering.

●	Preparation of quotation and tender submissions

Shine Union’s sales and marketing department is responsible for the preparation of quotations, tender submissions, and the bidding process. Shine Union’s tender submission and quotation documents may include, among others, a schedule with tender price or quotation, design plans and proposed project organization chart, depending on the types of services required by customers. Shine Union’s design plan will show the location(s) where the security systems should be installed. If customers indicate not to purchase the security systems outright, we may discuss the terms of the leasing arrangement with them during this stage. See also “— Our Business Model — Security-related engineering services — Security systems and equipment leasing.”

At the request of customers who indicate interest in Shine Union’s security-related engineering services, Shine Union may arrange to assemble the relevant security system prototypes to assist customers to understand the functionality of the security system. During this stage, customers may provide feedback and further specifications to Shine Union, which will assist Shine Union in preparing its quotations.

Our sales and marketing department will obtain preliminary quotations for security systems and parts from potential subcontractors and suppliers in respect of the engineering design at this stage to ascertain the costs expected to be incurred in purchasing such security systems and parts when Shine Union prepares the tender documents. In pricing a tender, Shine Union also refers to major material and equipment costs, manpower costs, subcontractor labor rates and costs, historical quotations, and availability of internal resources. The tender preparation process includes a thorough analysis of the project to be undertaken, including contract requirements and possible risks that will arise. In addition, related market information, such as material price trends, is also retrieved for reference.

Shine Union also considers the manageability and profitability of such projects with reference to its resources, capacity, and capability. Although Shine Union may engage subcontractors to carry out certain site works and complete certain tasks as required in the contracts with its customers, Shine Union’s project management teams are substantially involved in the project implementation phase. For instance, Shine Union’s project and engineering department prepares work plans, conducts site inspections, makes arrangements with and supervises its subcontractors and suppliers, sources security systems and parts, and takes up relevant tasks as required in the contracts. Any material deviation in the actual time and resources spent from initial estimation may result in significant cost overruns which may in turn adversely affect our financial results. Shine Union’s quotations or tender submissions will then be submitted for approval in accordance with its limits of authority. After receiving quotations and tender submission, customers may reach out to Shine Union to discuss details of or raise queries in relation to the quotations and tender submissions. They would then decide whether to engage Shine Union based on the quotations and tenders submitted.

●	Mobilization, project planning, procurement, and subcontracting

Once a contract has been awarded to Shine Union, a project management team will be formed, usually comprising a team of three to five personnel, including engineers/technicians led by a project manager depending on the complexity of the project, to review the contract terms and conditions, to identify and assess material project risks and cost control risks and to prepare a budget and work execution plan setting out the detailed forecast expenditures, delivery schedules and work schedules. The general responsibilities of Shine Union’s project management team mainly include:

(i)	formulating detailed work programs;

(ii)	fine-tuning and finalizing overall system designs based on the preliminary design documents and/or proposals and project specifications received from customers;

(iii)	preparing and/or submitting documents, such as works programs, safety, quality and/or environment plans, and design and material specifications;

(iv)	procurement of security systems and parts;

(v)	engaging and delegation of works to subcontractors (as the case may be);

(vi)	coordinating with customers to complete the projects according to the work schedules;

(vii)	managing Shine Union’s respective engineering internal resources, suppliers and subcontractors in order to complete projects on time; and

(viii)	ensuring work quality.

Shine Union places particular emphasis on design in the project planning stage to meet customers’ requirements. Shine Union advises its customers on other ancillary security systems or items, such as fences and gates, that should be installed in order to achieve the desired purpose of enhancing the security level of its customers’ sites and protect the site against unauthorized access. Shine Union considers its participation in design to be crucial, as it can offer services, advice and recommendations to enhance the functionality, performance, reliability and cost-effectiveness of the security systems that it offers to its customers. Through the interflow of ideas with its customers, Shine Union is able to keep abreast of industry developments as well as understand customers’ changing needs.

As part of the security-related engineering services package, based on each customers’ needs, Shine Union generally gives advice to its customers as to the type of security systems that would best suit their purposes. Shine Union selects and sources suitable security systems and parts according to its customers’ specifications. In some cases, customers may specify a particular type or brand of security systems to be procured.

When we are awarded a contract, purchase orders for the major security systems and parts required are planned and placed after the completion of the necessary internal procurement approval process. Shine Union’s project management team will first check the availability of the required supplies in the inventory, then submit a requisition for a purchase order if such supplies are not in the inventory. Every purchase order requisition will need to be approved on a case-by-case basis by Shine Union’s department head.

We generally subcontract labor works to selected subcontractors based on the labor-intensiveness of the works involved and the need for cost effectiveness. This enables Shine Union to obviate the need for keeping many workers under permanent employment, thereby giving Shine Union the feasibility to deploy its resources more cost effectively without compromising its service quality. Please see “Our Subcontractors” for further details.

●	Project implementation and supervision

Shine Union’s project management team is responsible for implementation of the installation works and supervision of the works of its subcontractors (in cases where subcontractors are engaged). While the contract period of a security-related engineering project, from the date of award of contract to the completion of installation works, excluding the defects liability period, generally lasts for 2 to 12 months, the actual implementation of installation works generally spans over a relatively shorter duration of one day to three months, as the installation of security systems is subject to the site condition and the progress of other site works delivered by other contractors in a project (as the case may be).

Generally, Shine Union provides installation works irrespective of whether customers purchase the security systems outright from Shine Union or rent the equipment under the equipment leasing arrangement. Regular meetings among the project management team members and subcontractors (as the case may be) are held to review the work-in-progress and to ensure effective control of a project and efficient information flow. Frequent meetings with related project parties, such as the main contractor and the customer representative are also held to keep them informed of the progress of the project, to identify any actual or potential problems and to take corrective action promptly to ensure that the customer’s requirements are satisfied.

Shine Union’s project management team is responsible for overseeing and ensuring the engineering installation works performed by its subcontractors (as the case may be) meet technical requirements and are tested properly.

Shine Union conducts monthly meetings internally (whether formal or informal) to facilitate (i) resources scheduling, (ii) planning of security systems and parts procurement, (iii) implementing of cost controls for each category of security systems and parts, subcontracting and other expenses, (iv) conducting of cash flow analysis, and (v) overall project logistics and monitoring.

●	Testing and commissioning

Before completion of a project, the project management team will ensure that all specified inspections, testing and commissioning have been carried out and that the relevant systems or products meet the specified requirements under the contract. Shine Union will also conduct relevant functional and performance tests according to the testing and commissioning plan and the specifications as approved by the customer during the testing and commissioning stage and before completion and handover to Shine Union’s customer. In the event that the test results do not meet the requirements specified in the contract or regulatory standards, rectification works and/or recommissioning works will be carried out until the requirements are eventually met.

●	Completion and handover

At the completion of the project, which is marked by the issuance of a practical completion certificate or completion of an agreed milestone, handover will be arranged with the customer’s representatives. The architect or engineer engaged by the customer will issue a practical completion certificate to Shine Union. Practical completion means that the project, based on the work scope under the awarded contract, has been substantially completed; but works under variation orders may continue after practical completion. For projects with variation orders, upon completion of the works under variation orders, the customer will sign an acceptance form indicating their acceptance of the works under the variation orders.

●	Defects liability period and maintenance (if engaged)

The defects liability period begins after completion of works. During this period, Shine Union’s service and maintenance department is responsible to make good any defects in the systems or products it has provided and installed and other defective works at its own costs. Shine Union’s suppliers generally grant it a warranty period for the products it purchases. For details, please refer to “Our Suppliers — Major Contract Terms with Our Suppliers.” During the fiscal years ended September 30, 2022 and 2023, costs of such rectification were immaterial. The defects liability period is generally 12 to 18 months.

Some of the contracts for Shine Union’s projects may contain a term for the customers to require retention money be held back by them from the progress payments. The remainder of the retention money will be released after the expiration of the defects liability period, depending on the terms of Shine Union’s customer contracts. In general, Shine Union will impose a back-to-back defects liability period to its subcontractors to ensure its liability is sufficiently covered under the defects liability period.

●	Maintenance

The following sets out the operational workflow of Shine Union’s maintenance business originated from standalone maintenance contracts:

●	Service and maintenance department receives confirmed orders

In respect of maintenance works performed for security systems supplied and installed by Shine Union but falling outside of or without a defects liability period, Shine Union’s maintenance work orders originate from existing customers for which Shine Union has provided other security-related engineering services, such as design, supply, installation and/or maintenance services during the defects liability period. In some occasions, customers may approach Shine Union for maintenance service in respect of security systems not installed by Shine Union. Once Shine Union’s service and maintenance department receives confirmed orders from the sales and marketing department, they will assess and assign the orders to the appropriate team members based on their availability. Depending on the capacity of its employees and the labor intensiveness of the engagements, Shine Union may subcontract the maintenance works to subcontractors. For details, please refer to “Our Subcontractors.” Once the relevant order in relation to maintenance services is assigned, Shine Union’s sales and marketing team will confirm the service schedule with the customers.

●	Maintenance staff are dispatched to customers’ premises

Shine Union’s engineers and technicians are dispatched to its customers’ premises for maintenance services. An acknowledgement for completion of work will be signed off by both the customer and the relevant maintenance staff when the maintenance service is completed. The technician will then submit the acknowledgement for completion of work to the accounting and finance department, who will issue the invoice to the customers.

The approximate duration involved from receipt of confirmed orders to completion of maintenance works is similar to the period of Shine Union’s maintenance service agreements and is approximately one to three years.

●	Equipment leasing

Shine Union generally enters into contracts directly with the end customers after undergoing the negotiation and quotation process for equipment leasing. Shine Union provides one-time delivery and installation services in respect of the security system (e.g., threat detection system and traffic and pedestrian control system) at the designated site of the lessee. Shine Union will carry out testing and commissioning of the security system at the site of the lessee. Upon satisfaction of the test results, Shine Union’s lessee will sign an acceptance note which signifies commencement of the lease term.

As part of the complementary services to its equipment leasing service, Shine Union usually provides a one-time training in respect of the operation and general upkeeping of the security systems, consultancy service and routine maintenance of the security systems under lease, all of which form part of the equipment leasing income we receive under the equipment leasing arrangements with its lessees.

Security Guarding and Screening Services

●	Project identification

In relation to its security guarding business, Fortune Jet identifies potential projects through tendering, which may be open tenders or sent to a selected group of prequalified contractors on the customer’s list of approved contractors, or after undergoing direct negotiation and quotation process with our potential customers. The factors we generally consider when evaluating the potential of a security guarding project include project location, the potential labor supply required at the location and the requirements for equipment and uniform. The availability of our financial resources may also affect Fortune Jet’s evaluation of the project and its strategy in tendering or providing quotation for such project.

In relation to its screening business, Fortune Jet identified its contracts primarily through a direct negotiation and quotation process, and to the lesser extent, through a tendering process.

●	Preparation of quotations and tender submissions

After understanding customers’ instructions and requirements, Fortune Jet’s sales and marketing department will prepare the quotations or tender submissions with reference to its available resources and the expected manpower required for the job and take into account various factors, including expected profit margin, the location, the background of our customers, potential competitors for the contract, urgency of the intended timetable, prevailing market rates, complexity of the work or services, requirement on equipment and uniform, and any factors affecting the supply of human resources. Fortune Jet’s quotations or tender submissions will then be submitted for approval in accordance with its limits of authority.

A typical quotation takes approximately 1 to 14 days from quotation to entering into a contract, while a typical tender process takes approximately four weeks from the receipt of tender invitation to the announcement of the tender result.

●	Dispatch of security guards and screeners to our customers’ sites

Once we have secured a contract, we will allocate our resources based on the availability of our qualified staff. We usually formulate detailed work plans and instruction briefs specific to the engagement for our security guards and screeners. Such work plans and instruction briefs would set out the work scope of such engagement, specific issues that require attention and the division of responsibility of the security guards and screeners at sites. For our screening services, we will also enquire with the customer whether there are certain goods or items that our screeners should pay additional attention to and we will provide such information to our screeners accordingly. The detailed work plans are distributed to each of the relevant security guards and screeners prior to the commencement of work. We will then dispatch our security guards and screeners to our customers’ premises according to the specified schedule as stipulated in the contracts.

Related Vocational Training Services

We obtain related vocational training business mainly through word-of-mouth and through search engine marketing. The operational flow of the provision of our related vocational training services is relatively straightforward which comprises the enrollment of students into our courses and provision of the relevant vocational training courses by qualified trainers who are our suppliers. In relation to the provision of the QASRS Basic Security Services Certificate, candidates who complete the course and successfully pass the relevant examination may be offered a security guarding employment contract by our company.

Our Contracts

In the fiscal years ended September 30, 2022 and 2023, 80.9% and 81.1% of our revenues from the provision of security-related engineering services was contributed by recurring customers, respectively. During the same periods, contracts in relation to our security-related engineering projects generally ranged from 2 to 12 months in duration, excluding the defects liability period, depending on the scope and complexity of the works involved and size of the contract, whereas our maintenance contracts are generally for a term of 1 to 3 years, and our equipment leasing contracts are generally for a term of 2 to 3 years, subject to renewal.

In the fiscal years ended September 30, 2022 and 2023, 74.2% and 76.9% of our revenues from the provision of security guarding and screening services was contributed by recurring customers, respectively. In relation to our security guarding and screening services, the contracts entered into with our customers during the same periods can be categorized into (i) fixed-term contracts with a fixed contract term, typically ranging from 6 months to 3 years; (ii) ad-hoc contracts including contracts and invoices provided on an ad-hoc or urgent basis with a term ranging from 1 day to 15 days; and (iii) event contracts for a single-purpose event. We had over 11,000 and over 11,100 students enrolled in related vocational training courses with revenue contributed in the fiscal years ended September 30, 2022 and 2023, respectively.

Our Suppliers

Our principal purchases are security systems, including threat detection systems, traffic and pedestrian control systems, and ELV systems. We mainly source our security systems from Malaysia, Belgium and Hong Kong.

During the fiscal years ended September 30, 2022 and 2023, our five largest suppliers accounted for 43.2% and 46.9% of our total purchases, respectively, and our single largest supplier accounted for 20.2% and 15.0% of our total purchases during the same periods, respectively. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023. One supplier accounted for 54.1% of the Group’s trade and notes payables as of September 30, 2022. Other than the largest supplier in the fiscal year ended September 30, 2022, there was no other supplier who accounted for more than 10% of our total purchases in the fiscal year ended September 30, 2022. For the fiscal year ended September 30, 2023, two suppliers represented 15.0% and 13.7% of the Group’s purchases. See “Item 3. - 3.D. Risk Factor — Risks Related to Our Business and Industry — Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.” All of our five largest suppliers for the fiscal years ended September 30, 2022 and 2023 are independent third parties.

We generally place orders with our suppliers on a project basis and based on the requirements of each project. To ensure consistency in quality, we generally place purchase orders with suppliers which are on our internal list of approved suppliers or that of our customers. We have entered into distribution agreements with our suppliers for certain security systems and are restricted under the relevant non-compete clauses from representing, marketing or selling security systems which are in competition with such suppliers’ products. Other than these, we have multiple sources for most of the equipment, parts or components required to reduce possible interruptions to our business operations and reliance on individual suppliers. This helps us to maintain stability of security systems and parts procurement. During the fiscal years ended September 30, 2022 and 2023, we did not experience any material shortage or delay of our major equipment, parts or components causing material disruption to our business operation.

We select suppliers for inclusion into our internal approved lists of suppliers based on the quality and price of their supplies. We review our approved supplier list annually to maintain a strong base of reliable material suppliers at competitive prices for the required security systems and parts. As of September 30, 2023, there were over 200 suppliers and subcontractors on our list of approved suppliers and subcontractors in relation to our security-related engineering business.

Major Contract Terms with Our Suppliers

Generally, we place orders with our suppliers through purchase orders, whether or not they have entered into distribution agreements with us. Our suppliers would then issue invoices to us which constitute our contracts with our suppliers.

The major contract terms with our suppliers are summarized as follows:

●	Description of products. This would typically include a description and/or specifications of the relevant security systems and parts to be supplied by our suppliers, together with the quantity and unit price.

●	Delivery. As some of our major suppliers are overseas suppliers, we usually appoint a freight agent for the delivery of the ordered goods. In some occasions, the supplier is responsible for the delivery of goods, such as X-ray machines and traffic barriers, to a location designated by us. The costs of transportation, including freight charges, international handling fees and insurance costs (where applicable), are generally borne by us. If the equipment is damaged during delivery, liability will generally rest with us and is covered by insurance. The ordered goods are usually delivered to our warehouse but in some cases, we may arrange for direct delivery to our customers’ designated site for installation.

●	Payment terms. We usually need to settle the balance of the purchase amount in accordance with the relevant contracts, with the credit period granted generally ranging between zero and 60 days.

●	Product return. Upon arrival of the products at our warehouse, we will examine them and report to the relevant supplier if defects are found. If the products are delivered to our customers’ site and are found to be defective, our customers may report the same to us. In either case, we will arrange to deliver the defective products back to the relevant supplier and our supplier will arrange for replacement of the products to us. Generally, we bear the cost of delivery incurred in the product return, whereas our suppliers bear the cost of shipping the product to us for replacement.

●	Warranty. Our suppliers generally grant us a warranty period of one to two year(s) for the products purchased.

Inventory and Costs Control

We usually place orders from our suppliers on a back-to-back basis upon receipt of purchase orders or confirmation of engagements from our customers. The supplies are usually delivered and stored at the relevant project sites and our warehouse. We monitor the market prices of some of our supplies which are commonly required in our project and maintenance contracts, such as barrier arms and electronic components, on a regular basis, and may occasionally make pre-purchases of the same if their market prices are relatively low.

Our purchases were mainly denominated in USD, HKD, EUR, GBP and RMB. We do not undertake hedging activities against the price of goods that we procure. During the fiscal years ended September 30, 2022 and 2023, we have not experienced any material adverse effect to our business or financial performance as a result of price fluctuations of supplies sourced by us.   We take into consideration the increase in costs of materials such as security systems and parts and transfer a portion of the actual or anticipated price increases to our customers when we prepare for quotations. As we source some of our supplies from oversees countries, we are subject to foreign currency risk. For details, see “Item 3. 3.D. Risk Factors — Risks Related to Our Business and Industry — Fluctuations in foreign exchange rates may become material and adversely affect our business, financial condition and results of operations.”

Our Subcontractors

We generally subcontract labor works to selected subcontractors based on the labor-intensiveness of the works involved and the need for cost effectiveness. This enables us to obviate the need for keeping a large number of workers under our permanent employment, thereby giving us the feasibility to deploy our resources more cost effectively without compromising our quality. During the fiscal years ended September 30, 2022 and 2023, we mainly subcontracted our installation works in relation to security-related engineering services. In addition to the related vocational training services, which are provided by trainers who are also our subcontractors, we also outsourced a part of our operation in security guarding services during the fiscal years ended September 30, 2022 and 2023.

We have maintained business relationships with over 20 subcontractors who have undertaken engineering works with us. We maintain an internal list of approved suppliers and subcontractors. For the fiscal years ended September 30, 2022 and 2023, our subcontracting cost, which represented the cost of services from third-party service providers, amounted to HK$15.6 million and HK$32.0 million, respectively, representing approximately 16.0% and 27.7% of our total cost of revenues for the respective years.

When we select a subcontractor, we generally consider several criteria, including: (i) its financial condition; (ii) its experience, performance, safety, and track record; and (iii) quality of workmanship. In accordance with our internal policies, we conduct an annual comprehensive evaluation of our subcontractors and update our internal list of approved subcontractors with the results of such performance evaluation.

We engage subcontractors on a project basis and have not entered into any long-term agreement with our subcontractors during the fiscal years ended September 30, 2022 and 2023. During the fiscal years ended September 30, 2022 and 2023, there had been no material nonperformance issues or disputes with our subcontractors and we had not experienced any material difficulty in securing services from subcontractors.

Major Subcontracting Terms with Our Subcontractors

The major subcontracting terms with our subcontractors are summarized as follows:

●	Project information. This would typically include a description of the project, work scope, duration of the project and contract value. The duration of the subcontractor contract is usually determined in accordance with the project schedule set by our customer.

●	Schedule of rates. The schedule of rates contains a breakdown of the contract value itemizing the works and quantities, and their respective price rates. The price rates are generally determined by comparison of fees obtained from various subcontractors, with reference to the estimate of market rate for comparable projects, taking into account their scope, size, complexity and contract value.

●	Payment terms. Progress payments will be paid to our subcontractors according to the contract terms. Payment shall be made by us within 45 days from the end of the month in which we receive the invoice, and any retention money shall be released to the subcontractor within 45 days of our payment date.

●	Defects liability period. Our subcontracting agreements may provide a back-to-back defects liability period in line with that under our contracts with customers, during which any defects in the work delivered to our customers that are caused by our subcontractors would be rectified by them at their cost.

Our Customers

Our major customers included system integrators, logistics companies and air cargo terminal operators in Hong Kong. In the fiscal years ended September 30, 2022 and 2023, our five largest customers accounted for 15.2% and 19.9% of our total revenues, respectively. Our single largest customer accounted for 3.8% and 4.6% of our total revenues during the same periods, respectively. All of our five largest customers for the fiscal years ended September 30, 2022 and 2023 are independent third parties.

Major Contract Terms with Our Customers

Security-related engineering services

For engagement which is relatively straight-forward, our customer generally signs on our quotation which lists out the scope of the security-related engineering services to be provided by us and our terms and conditions such as date of delivery of security systems, payment terms and/or warranty period. For more complex or sizeable engagements, we generally enter into agreements with our customers. Major terms that are typically contained in the agreements in relation to the provision of our security-related engineering services are summarized below.

Project

Pricing. Most of our project contracts are fixed price contracts. The lump sum price is usually determined based on factors including project requirements and estimated costs of security systems, labor and time required for the completion of the project. Contracts for private projects generally do not contain cost fluctuation clauses. In the case of tender on a fixed price basis with no provisions for cost adjustment, we usually consider contingencies for cost fluctuation when preparing the tender price.

Payments. Our contracts usually provide for progress payments to be made by the customers. We make progress billing periodically to our customers in respect of the value of the works we have performed and materials delivered to project site in the preceding period, and we will proceed to issue the invoices or submit payment application for the customer’s assessment and settlement. Generally, we offer a credit period ranging from zero to 90 days after the issuance of the invoice.

Retention money. Depending on the scale of the projects, the contracts may contain a term for the customers to require retention money be held back by them from the progress payments. The retention money is typically approximately 5% of the total awarded contract sum. Either (i) half of the retention money is released to us upon completion of the project, with the remaining half released upon expiry of the defects liability period; or (ii) the whole sum of retention money is released after the end of the defects liability period.

Defects liability period. Our contracts typically include a defects liability period, during which we are responsible for rectifying the works defects. The defects liability period is typically a period of one year from the date of completion of our installation works for security systems. If the security systems are defective, we will replace the defective parts during the defects liability period or request our suppliers or subcontractors to do so. Costs incurred by us to rectify defective works or products during the fiscal years ended September 30, 2022 and 2023 were immaterial.

Variation orders. In some occasions, we may be given variation orders where our customers amend the specifications and scope of works from that originally contracted. A variation order varies the original scope of work and alters the original contract sum. We will prepare a quotation for our customer’s confirmation. Our project management teams may occasionally be instructed by our customers to carry out some variation works on-site. In such situations, we will provide our quotations for the variation work to our customers whilst simultaneously carrying out the variation work, to keep up with the project work schedule or progress. Our project management teams will also negotiate with customers in the meantime with respect to details of our quotations and we will usually reach a consensus either verbally or via email. The formal variation orders will usually be issued at a later stage once the quotations are finalized. Our accounting and finance department will receive information regarding the value of the variation order upon receipt of the formal variation order, which is issued after price negotiations have concluded, sometimes being after the relevant variation works are completed.

Insurance. Generally, pursuant to the contract between our customers and us, the main contractors or employers are generally responsible for purchasing third-party liability insurance and contractors’ all risks insurance for the relevant projects, which cover liabilities arising from accidents or acts of the main contractors and its subcontractors (including us and our subcontractors). In the case where we are subcontractors of the main contractors or a direct contractor of the customer, the employees’ compensation insurance will usually be purchased by us.

Damages relating to or costs arising from delay or non-completion of works. Our contracts usually contain a clause which provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works so remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. In the fiscal years ended September 30, 2022 and 2023, we have not incurred substantial liquidated damages or costs arising from the delay or non-completion of works which had or would materially and adversely affect our business operations and financial results.

Termination. Our contracts can typically be terminated, inter alia, if our performance is found to be unsatisfactory, if we become bankrupt or insolvent, or if for any reason the main contract for the project between the main contractor and its customer has been terminated. During the fiscal years ended September 30, 2022 and 2023, there was no material contract terminated for such reasons.

Maintenance

Service Scope. Our maintenance services include all costs of labor, tools and consumables (such as service grease and oil) and transportation. Costs for parts replacement may be charged separately.

Frequency of service. During the maintenance period, we will carry out monthly, quarterly or bi-yearly checks, and the security system will be inspected, cleaned, lubricated and adjusted as required. At the request of customer, we will attend for repair service within 24 hours after a breakdown is reported. A report will be compiled on the maintenance services conducted during each visit.

Period of service. The period of our maintenance service agreements ranges from one to three years.

Payment terms. The customer shall make payment within 30 days from the date of invoice.

Equipment leasing

Term. 2 to 3 years.

Delivery of equipment and other complementary services. We shall, at our own expense and risk, provide one-time delivery service for delivering the equipment to the lessee at the designated site address. We provide installation and testing and commissioning services upon delivery. Further, as part of the complementary services, we also provide one-time training in respect of the operation and general upkeeping of the equipment, consultancy service and routine maintenance of the equipment during the lease term.

Rent and deposit. The rent shall be paid in installments each month in advance. The lessees are generally required to pay a 3 to 6-month deposit upon signing the agreement. We shall refund, within 60 days, the deposit without interest to the lessee at the end of the term provided that the lessee has performed all of the lessee’s obligations under the agreement. We reserve the right to deduct any outstanding payment from the deposit.

Use of equipment. Unless the lessee obtains prior written consent from us, the lessee shall not alter, modify or attach anything to the equipment unless the alteration, modification or attachment is easily removable without damaging the functional capabilities or economic value of the equipment.

Loss and damage. The lessee shall be responsible for risk of loss, theft, damage or destruction to the equipment from any and every cause, except if it is due to our inherent defect or design of the equipment.

Ownership. The equipment is our property and shall remain our property. The lessee shall not allow the equipment to be encumbered or pledge the equipment as security in any manner.

Insurance. Insurance shall be taken out and maintained by the lessee against loss of and damage to the equipment for the full replacement value of the equipment and shall name us as the loss payee.

Renewal. The lessee may indicate its interest to renew the agreement for an additional term by serving a 60 day’s prior written notice to us if the lessee is not in default of any of the terms under the agreement. Renewal of the agreement is subject to our sole and absolute discretion.

Termination. Should the lessee decide to terminate the agreement before the expiration of the term for reasons not attributable to us or quality or performance of the equipment, liquidated damage equal to the sum of all outstanding rent up to the end of the term shall become due immediately and payable by the lessee to our Group for such early termination. At the end of the term or upon earlier termination of the agreement, the lessee shall return and delivery the equipment at the lessee’s cost, expense, and risk to us. If the lessee fails to return the equipment to us at the end of the term or any earlier termination of the agreement, the lessee shall pay to us any unpaid rent for the term plus the casualty value of the equipment, at which point ownership of the equipment passes to the lessee.

Security guarding and screening services

Similar to the contractual arrangements with our security-related engineering services customers, in relation to straight-forward and smaller scale engagements, our customer generally signs on our quotation which lists out the particulars of our provision of security guarding and screening services. In relation to engagements that are larger in scale, we generally enter into agreements with our customers. Major terms that are typically contained in our quotations and agreements in relation to our provision of security guarding and screening services are summarized below:

Period of service. A fixed period typically ranging from one day to three years for our security guarding services and a fixed period of generally one year for our screening services. The number of shifts and timing regarding each shift in a day is also specified. In respect of our screening services, a person engaged in aviation security work which involves screening of cargo shall be restricted to working not more than a total of eight hours a day (excluding meal breaks) unless for emergency or under exceptional circumstances. Therefore, additional manpower shall be deployed and overtime service charges shall be applied if service hours exceed eight hours. In such circumstance, a minimum charge of four hours per screener applies. The customer shall notify us at least two working days in advance for such arrangement.

Service scope. In relation to security guarding services, we guard individuals and physical properties by conducting patrols and entrance guarding. Security guards may be required to assist in the registration of visitor movements on site. In relation to screening services, we detect dangerous goods in cargoes using threat detection systems.

Service fees and payment terms. Service fees are generally charged on a lump-sum basis based on the length of service period and unit price per security guard per shift/per screener per hour. In relation to our security guarding services, payment is in arrears, which shall generally be settled within 30 days after the invoice is issued. In relation to our screening services, monthly payment in advance is required and payment shall generally be settled within 30 days after the invoice is issued.

Insurance. Generally, we take out insurance at our cost and maintain and renew upon expiry of (i) the public liability insurance; and (ii) the employee compensation insurance.

Other terms. Depending on the engagements, uniforms and equipment such as reflective vests, helmets and walkie-talkies may be provided by us or the customer.

Material Contracts

Letter of Acceptance with a Customer

On September 30, 2021, Shine Union and a customer signed a letter of acceptance under which Shine Union agreed to provide supply and installation services, including design development, testing, commissioning, and maintenance of ELV systems, for a fixed price of HK$34.9 million as a subcontractor for the main contract dated May 25, 2021, related to the development of a hostel and a building complex in Hong Kong.

Distribution Agreement with a Supplier

On February 1, 2021, Shine Union and a supplier signed a distribution agreement under which Shine Union has been granted exclusive rights to distribute and install specific products, and non-exclusive rights for certain other products, subject to minimum purchase requirements as agreed to by both parties. Shine Union will place individual purchase orders for each specific purchase at the supplier’s list price in effect in the territory on the date of sale. Supplier agrees to provide certain warranty periods for all the purchased products. The agreement has an initial term of one year and will renew for additional successive one-year periods unless terminated by either party with written notice to the other party.

Quality Control and Assurance

To achieve a consistent standard in our performance, we have adopted a quality control and assurance system for the key operational process for our business segments.

Security-related engineering services

●	Security systems and parts

We monitor the quality of security systems and parts we purchase for our awarded contracts. All incoming security systems and parts are subject to inspection upon receipt. We conduct sample inspections on the supplies delivered to the relevant project sites or our warehouse, to ensure that they are in accordance with our required standards. Such inspections include checking the type and quantity of the supplies delivered and whether there is any observable defect. Security systems and parts that fail to meet our required standards are returned to our suppliers for corrective measures or replacement. During the fiscal years ended September 30, 2022 and 2023, there had been no material incident where security systems and parts were returned to our suppliers due to quality deficiencies.

●	Project execution

We keep track of the work progress for our projects to ensure that our projects are carried out on schedule in accordance with our respective project execution plans and within our budgeted costs, and to better manage any foreseeable cost overruns in our projects. To ensure that our works are completed to the required standards and satisfaction of our customers, we normally assign a team of experienced engineering staff to each project as the first line of monitoring of the quality of our products and works. Our project-in-charge assists our project managers and management to monitor overall work quality and project progress, perform on-site inspections, supervise site workers on a daily basis, and report the project status and any quality issues arising from project execution to our management on a timely basis.

In respect of any non-conforming installations or other quality issues identified in our projects, our project-in-charge shall determine an appropriate course of remedial actions such as rectification, rework or further installation work to obtain conformity after taking into account factors including the nature of non-conformity and estimated costs for the remedial actions. We will conduct re-inspection after remedial actions have been taken to ensure the identified quality issues have been resolved. Upon completion of each project, our project-in-charge also conducts a final handover inspection and testing and commissioning to confirm that our work has been completed in accordance with our customer’s requirements and quality standards, as well as the relevant statutory and regulatory requirements.

●	Customer feedback

We receive feedback from our customers by reaching out to them on a regular basis, or by providing them with a questionnaire upon completion of a project. We relay feedback from customers on product quality issues to our project management team, who implement corrective measures in our quality control procedures when necessary. During the fiscal years ended September 30, 2022 and 2023, and up to the date of this annual report, we have not received any material complaints about the quality of our products and services.

●	External audit

The Crime Prevention Bureau of the Hong Kong Police Force conducts inspection on us annually.

Security guarding and screening services

●	Guidelines and policies for security guards and screeners

The general conduct of our security guards and screeners is governed by our employee handbook which is distributed at orientation. Our code of conduct provides for clock-in and clock-out, punctuality and work handover requirements and our security guards and screeners are required to familiarize themselves in relation to the location deployed, to comply with their job responsibilities and to carry out their job responsibilities with fairness and courtesy. Our security guards and screeners are not allowed to drink liquor during their working hours. Sometimes, our customers will also impose additional codes of conducts on our security guards and screeners.

●	Work plans and instruction briefs

For each contract, the relevant security guards and screeners are given and are expected to comply with the work plans and instruction briefs. Our work plans are generally formulated at the tender or quotation preparation stage for our customer. After we are awarded with the contract, these plans are distributed to the security guards and screeners designated for the contract. They cover requirements on our security guards and screeners, supervision plan on staff performance such as the duties of different employees and reporting requirement, health and safety control such as guidelines in case of raining and lifting heavy object and contingency plan on handling different situations such as procedures in case of theft, fire or gas leakage in relation to security guarding services and possession of dangerous goods and prohibited items in relation to screening services.

Our instruction briefs are generally prepared and distributed to the relevant security guards and screeners after a contract is awarded to us. They aim to provide our security guards and screeners with background information and certain procedures and guidelines specific to the site such as the opening hours and closing hours of the site and the visitor registration procedures. They also set out our customer’s specific instructions and requirements in detail such as uniform, equipment and the duties of each security guard and screener.

●	Internal monitoring

Our operations team monitors the attendance of our security service personnel. Generally, our security guards and screeners are required to report their attendance by messaging application to our operations team. If the relevant security guard or screener does not report their attendance by the designated time, we will make calls to understand the situation and inquire if sufficient manpower is deployed to the venue. For our security guards and screeners who report to duty on their first day, our operations managers will supervise and monitor such personnel on-site to ensure that they understand the operational flow and their duties fully. Our operations managers also conduct surprise inspections on our security guards and screeners on-site to ensure the quality of services provided. In addition, we maintain a logbook on our license holders to keep track of the expiration date of their respective licenses.

●	External audit

The Crime Prevention Bureau of the Hong Kong Police Force conducts inspection on our security-related engineering and security guarding businesses annually under the Security Company License regime. We will be requested to prepare a list of documents, including letter of authorization, valid business registration certificate, valid employees’ compensation insurance policy, valid public liability insurance policy, updated employee list which should consist of the names of the engineers, technicians and security guards and the expiry dates of their corresponding Security Personnel Permits.

●	Customer evaluation and complaint handling system

We consider customer feedback a valuable tool for improving our services. We take customer feedback seriously and have in place procedures to ensure that feedback and complaints from customers get handled in a timely and appropriate manner. We solicit and receive customer feedback by providing them with questionnaires.

We have implemented a complaint handling policy, and all of the complaints lodged by our customers in respect of the services provided will be handled by the relevant department heads. When handling complaints, the relevant department head will send a written acknowledgement and initial response to the complainant following the receipt of the complaint. Our department head will conduct investigation upon receipt of the complaint and take necessary action to remedy the problem. If the complaint cannot be satisfactorily settled within three months of receiving the complaint, the case will be reported to our management for handling, who will then consider the actions to be taken to address the situation. Details of the complaint, together with the investigation results and actions taken are properly documented in our complaint log.

During the fiscal years ended September 30, 2022 and 2023, we did not receive any material complaints and were not subject to any disciplinary actions imposed by any government authorities in respect of the quality of the security guarding and screening services that we provided which could have resulted in any material adverse impact on our operations or financial condition and no material compensation or penalty was paid to resolve any complaints.

Related vocational training services

The quality of the related vocational training courses offered by us are monitored in various ways. Our course administrator may sit in and observe the courses run by the trainers, and will conduct post-observation evaluation and discussion to enhance teaching effectiveness. We dispatch assessment forms to our students in relation to the course content, learning environment and teaching methods. In relation to our QASRS Basic Security Services Certificate course, Mr. Kong Wing Fai and Mr. Chu Hon Wai, together with other personnel in the QASRS course administration committee, conduct internal meetings once every three months with the trainers to facilitate the management and operation of the course.

Sales and Marketing

We conduct our business through direct sales and obtain our business through invitation for quotations and invitation for tender and open tender. In general, when our key potential customers (such as government departments, property management companies, contractors, system integrators, engineering firms, logistics companies and security companies) have new projects and require security-related engineering services, security guarding services or screening services, they will refer to their relevant approved list or register of contractors or suppliers. We are on the approved lists of suppliers and contractors of various organizations. Accordingly, we strategically focus on managing business relationships with our existing customers. Our sales and marketing department also looks for new products in the market through market research and suppliers’ introduction and market such products to existing and potential customer. Further, we collect feedback from customers on market trends and demands and report the same to the management from time to time.

In relation to our related vocational training services, we build and increase our brand awareness through online channels such as search engines and our own website.

Licenses and Qualifications

We are required to obtain relevant licenses and qualifications for the operation of our business. For further information on the material licenses and permits necessary for the operation of our business, see “Regulations.”

The following table summarizes all requisite licenses, permissions or approvals needed for our current operations in Hong Kong:

Company	License/ Qualifications/ Registrations	Issuing Authority	Validity
Shine Union	Security Company License (Type III)	Security and Guarding Services Industry Authority	December 30, 2020 to December 29, 2025
	Radioactive Substances License	Radiation Board	February 9, 2023 to February 25, 2024
	Radio Dealers License (Unrestricted)	Communications Authority	February 1, 2023 to January 31, 2024
	Irradiating Apparatus License	Radiation Board	October 13, 2023 to November 1, 2024
	Certificate of Registration of Electrical Contractor	Electrical and Mechanical Services Department	July 11, 2023 to July 14, 2026
	Registered Subcontractor	Construction Industry Council	March 31, 2019 to March 30, 2024
	Endorsement of Removal Service Plan	Environmental Protection Department	August 13, 2018 (no expiry date)
	Certificate of Registration as a Registered Supplier	Environmental Protection Department	August 14, 2018 (no expiry date)
	Type Approval Certificate (Smart Park)	Octopus Cards Limited	May 4, 2022 to May 4, 2025
	Type Approval Certificate (Self-Service Kiosk)	Octopus Cards Limited	May 4, 2022 to May 4, 2025
	Type Approval Certificate (Access Control System)	Octopus Cards Limited	August 3, 2023 to August 3, 2026
	Property Management Company License	Property Management Services Authority	November 7, 2022 to November 6, 2025
Fortune Jet	Security Company License (Type I)	Security and Guarding Services Industry Authority	September 18, 2020 to September 17, 2025
	Statement of Accreditation Approval for Certificate in Basic Security Services under QASRS (QF Level 1)	The Hong Kong Council for Accreditation of Academic and Vocational Qualifications	November 23, 2022 to November 22, 2024
	Property Management Company License	Property Management Services Authority	November 18, 2022 to November 17, 2025

As of the date of this annual report, we are on the lists of approved suppliers and/or contractors of more than 13  Hong Kong government departments. During the fiscal years ended September 30, 2022 and 2023, and to the date of this annual report, (i) we have obtained all material licenses, qualifications and registrations necessary for the operation of our business in the jurisdictions in which we operate and such licenses are still valid and in force; and (ii) we have not experienced any refusal of the renewal application of any material licenses necessary for the operation of our business.

Competition

We face significant competition in the security-related engineering industry and security guarding and screening and related vocational training industry in Hong Kong. Entry barriers and setup costs are considered to be moderate. Individuals providing security services and companies offering security services are regulated under a permit and license system.

As such, we face potential competition with various industry providers in the same industry. The competition in related vocational training is fierce, while some market participants could increase their market share by providing more training courses. We believe the key competitive factors in our industry include:

●	Adherence to industry standards and regulations;

●	Product features and functionality;

●	Quality of technology and research and development capabilities;

●	Innovation and responsiveness to customer requirements;

●	Cost management and efficiency;

●	Financial stability and access to capital; and

●	Established brand recognition and reputation in the market.

We believe that we have differentiated our services with our comprehensive range of security system solutions with high flexibility, established reputation with proven track record and strong access to skilled professionals. Should we fail to compete with our competitors, maintain our competitive advantage or keep pace with industry changes, our results of operations could be adversely affected.

Our principal competitors include KML Technology Group Limited and IWS Group Holdings Ltd.

Environmental Matters

Due to the nature of our business, our operational activities do not significantly generate industrial pollutants, and we did not incur material costs of compliance with applicable environmental protection rules and regulations during the fiscal years ended September 30, 2022 and 2023. Nevertheless, we recognize the importance of environmental protection and we strive to meet the expectation of the community for healthy standards of living and working environment.

We have implemented environmental protection measures in the course of providing our security related engineering services, security guarding and screening services and related vocational training services, and we have the following environmental protection measures in place:

●	ensuring that we are in compliance with applicable regulations, customer requirements and industry best practices in the environmental aspect of our business operation;

●	educating, training and motivating employees to carry out work tasks in an environmentally responsible manner; and

●	effectively conserving the use of resources and minimizing waste generation and pollution.

During the fiscal years ended September 30, 2022 and 2023, and up to the date of this annual report, we have not recorded any material non-compliance in respect of any applicable laws and regulations on environmental protection in Hong Kong.

Regulations

Our business operations are primarily in Hong Kong and we are primarily subject to Hong Kong laws and regulations. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in Hong Kong or our shareholders’ rights to receive dividends and other distributions from us.

Regulations in Hong Kong

The following section summarizes the principal laws and regulations of Hong Kong which may be relevant to our business. As this is a summary, it does not contain detailed analysis of the Hong Kong laws which are relevant to our business.

Security and Guarding Services Ordinance (Chapter 460 of the Laws of Hong Kong)

The Security and Guarding Services Ordinance, or the SGSO, provides for the establishment of Security and Guarding Services Industry Authority (the “SGSIA”), the issuing of permits to individuals doing security work and the licensing of security companies in Hong Kong. In particular, companies offering security services and individuals doing security work are regulated under a license regime (i.e., Security Company License) (“Security Company License Regime”) and a permit regime (i.e., Security Personnel Permit) (“Security Personnel Permit Regime”), respectively, under the SGSO.

Security Company License Regime

Our Group engages in design, supply, installation and maintenance of security systems (which can be broadly categorized into threat detection systems, traffic and pedestrian control systems and ELV systems) and provides security guarding services through our Hong Kong subsidiaries. Our Hong Kong subsidiaries are required to obtain relevant licenses or permits under the SGSO to conduct the related business activities in Hong Kong.

Pursuant to section 11 of the SGSO, no person other than a company acting under and in accordance with a Security Company License issued by SGSIA in accordance with the SGSO shall supply, agree to supply, or hold himself out as supplying any individual to do security work for another person for reward. Pursuant to section 12 of the SGSO, no person shall authorize or require another person to do any type of security work for him unless the other person is (a) a holder of a Security Personnel Permit that is valid for that type of work, a holder of a Security Company License, or an individual supplied by a holder of a Security Company License; or (b) authorized or required to do the work otherwise than for reward. Application for a Security Company License shall be made to SGSIA. Under the SGSO, only corporations incorporated under the Companies Ordinance or the former Companies Ordinance, or by any other ordinance of the laws of Hong Kong may apply for a Security Company License.

According to Schedule 2 to the Security and Guarding Services (Licensing) Regulation (Chapter 460B of the Laws of Hong Kong), there are three types of security work in which a company holding a Security Company License may perform under Security Company License Regime:

●	Type I — Provision of security guarding services;

●	Type II — Provision of armored transportation services; and

●	Type III — Installation, maintenance and/or repairing of a security device and/or designing (for any particular premises or place) a security system incorporating a security device.

Our Group is involved in the provision of Type I security work and Type III security work. Shine Union obtained its first Security Company License (Type III) on December 30, 2000 and Fortune Jet obtained its first Security Company License (Type I) on September 18, 2015. Based on the confirmations of our Directors and our company, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that each of our current Security Company License (Type I) and Security Company License (Type III) remain valid as of the date of this annual report.

Security Personnel Permit Regime

Some of our employees are involved in the design, installation and/or maintenance of security systems, and/or provision of security guarding services and are required to obtain relevant permits under the Security Personnel Permit Regime.

Pursuant to section 10 of the SGSO, no individual shall do, agree to do, or hold himself out as doing or as available to do, security work for another person unless he does so (i) under and in accordance with a Security Personnel Permit issued by the Commissioner in accordance with the SGSO; or (ii) otherwise than for reward. As set out above, pursuant to section 12 of the SGSO, no person shall authorize or require another person to do any type of security work for him unless the other person, among others, is a holder of a Security Personnel Permit that is valid for that type of work, a holder of a Security Company License, or an individual supplied by a holder of a Security Company License. Application for a Security Personnel Permit shall be made to the Commissioner. According to section 14 of the SGSO, a Security Personnel Permit shall not be issued to ant body of persons, whether incorporated or unincorporated. Under the current Security Personnel Permit Regime, there are four categories of security work that a person holding a Security Personnel Permit may perform:

●	Category A — Guarding work restricted to a “single private residential building,” the performance of which does not require the carrying of arms and ammunition;

●	Note: A “single private residential building” means an independent structure (i) covered by a roof and enclosed by walls extending from the foundation to the roof; (ii) used substantially for private residential purpose; and (iii) with only one main access point.

●	Category B — Guarding work in respect of any persons, premises or properties, the performance of which does not require the carrying of arms and ammunition and which does not fall within Category A;

●	Category C — Guarding work, the performance of which requires the carrying of arms and ammunition; and

●	Category D — Installation, maintenance and/or repairing of a security device and/or designing (for any particular premises or place) a system incorporating a security device.

Our employees engaging in the design, installation and/or maintenance of security systems and/or provision of security guarding services have obtained the relevant Security Personnel Permits for performing Category A Security Work, Category B Security Work and Category D Security Work for the years ended September 30, 2022 and 2023 and as of the date of this annual report. Based on the confirmation of our directors, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that the relevant Security Personnel Permits remained valid as of the date of this annual report.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

Under section 8 of the Telecommunications Ordinance, a Radio Dealers License (Unrestricted) is required for, among other things, (a) possessing or using any apparatus for radiocommunications or any apparatus of any kind that generates and emits radio waves notwithstanding that the apparatus is not intended for radiocommunications or (b) dealing in the course of trade or business in apparatus or material for radiocommunications or in any component part of any such apparatus or in apparatus of any kind that generates and emits radio waves whether or not the apparatus is intended, or capable of being used, for radiocommunications. A Radio Dealers License (Unrestricted) is not expressly worded to apply to security device and service providers. However, certain security device related apparatus, such as walkie talkies, which may be included as part of our provision of ELV systems, may involve generation and emission of radio waves for radiocommunications. Accordingly, the possession and dealing in the course of trade or business of such security device related apparatus requires a Radio Dealers License.

Pursuant to section 20 of the Telecommunications Ordinance, any person who contravenes section 8(1) shall be guilty of an offence and shall be liable on summary conviction, to a fine at level 5 (currently at HK$50,000) and to imprisonment for two years; and on conviction on indictment, to a fine at level 6 (currently at HK$100,000) and to imprisonment for five years.

A Radio Dealers License (Unrestricted) is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of the Office of the Communications Authority.

For the years ended September 30, 2022 and 2023, and as of the date of this annual report, Shine Union held the Radio Dealers License (Unrestricted) and is licensed to possess and deal in the course of its trade or business in apparatus or material for radiocommunications or in any component parts thereof.

Radiation Ordinance (Chapter 303 of the Laws of Hong Kong)

The Radiation Ordinance controls the import, export, possession and use of radioactive substances and irradiating apparatus and the prospecting and mining for radioactive minerals and for purposes connected therewith. As our Hong Kong subsidiary provides threat detection systems in the course of its business of provision of security systems, which mainly includes X-ray machines and explosive trace detection systems, we are required to obtain the irradiating apparatus license and the radioactive substances license for conducting the related business activities in Hong Kong.

Section 7 of the Radiation Ordinance provides that no person shall, except under and in accordance with a license duly issued under the Radiation Ordinance, manufacture or otherwise produce, sell or otherwise deal in or with, or have in his possession or use, any radioactive substance or irradiating apparatus. Any person who contravenes said provisions shall be guilty of an offence and shall be liable to a fine of HK$50,000 and to imprisonment for two years, and in the case of continuing offence, be liable to an additional fine of HK$2,500 for every day during the whole or any part of which such offence is knowingly and willfully continued.

According to the Radiation (Control of Radioactive Substances) Regulations (Chapter 303A of the Laws of Hong Kong) and the Radiation (Control of Irradiating Apparatus) Regulations (Chapter 303B of the Laws of Hong Kong), every licensee shall cause the license to be exhibited at a conspicuous place in the approved premises where the radioactive substance is stored or dealt with and the irradiating apparatus is situated. Any licensee who fails to comply with said provisions shall be guilty of an offence and be liable on conviction to a fine of HK$6,000.

For the years ended September 30, 2022 and 2023, and as of the date of this annual report, Shine Union held the Irradiating Apparatus License (to sell and stow, to possess (for installation) or to possess and use certain irradiating apparatus) and the Radioactive Substance License (to convey and sell certain radioactive substances).

Electricity Ordinance (Chapter 406 of the Laws of Hong Kong)

We engage in the installation and maintenance of security systems and are required to carry out electrical work on fixed electrical installations. Under the Electricity Ordinance, all electrical contractors carrying out electrical work on fixed electrical installations must be registered with the Electrical and Mechanical Services Department of the Hong Kong Government, or the EMSD. The Electricity Ordinance provides for the registration and regulation of the electrical contractor in order to protect the general public in the use of electricity. Any person, not being a registered electrical contractor, who does business as an electrical contractor or contract to carry out electrical work within Hong Kong commits an offence and is liable to a fine and imprisonment.

A person who wishes to register as an electrical contractor must satisfy the requirements set out in the Electricity (Registration) Regulations (Chapter 406D of the Laws of Hong Kong). To be qualified as a registered electrical contractor, an applicant must either employ at least one registered electrical worker or (a) if the applicant is an individual, he must be a registered electrical worker; or (b) if the applicant is a partnership, at least one of the partners must be a registered electrical worker. Failure to comply with the registration requirement constitutes an offence and the person in violation is liable to a fine at level 5 (currently at HK$50,000) on a first conviction and a fine at level 6 (currently at HK$100,000) on a subsequent conviction for the same offence and in either case is liable to imprisonment for six months.

For the years ended September 30, 2022 and 2023, and as of the date of this annual report, Shine Union was recognized as a registered electrical contractor.

Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong)

The Aviation Security Ordinance makes provisions for the prevention and suppression of acts of violence against civil air transport and for connected purposes. It constitutes the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the International Civil Aviation Organization (the “ICAO”). To safeguard aircraft against acts of unlawful interference, the ICAO has laid down standards and recommended practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Program, which is enforceable under the Aviation Security Ordinance, has adopted the regulated agent regime since March 2000.

In September 2016, the ICAO introduced a new policy direction that consignors not subject to approval by the authority for aviation security should be phased out by June 30, 2021. Consignors shall either have to: (i) be approved by the Civil Aviation Department (the “CAD”) as a “validated” known consignor (i.e., an entity which produces or manufactures or assembles goods in a secure facility within Hong Kong in which the finished goods will be eventually transported as air cargo); or (ii) for the consignors which have not been approved by the CAD by March 1, 2021, be an “unknown consignor” with all their cargo subject to 100% security screening prior to being loaded on to a commercial aircraft. In order to fully implement such new policy direction, the CAD has put in place a transitional arrangement for the registered agents to gradually increase the screening percentage of known cargoes consigned by the consignors which have not been validated by the CAD, namely, (i) from January 2020 to April 2020, prior to the air cargo being loaded onboard, all registered agents will be required to screen 25% (by weight) of their cargo tendered by consignors not approved by the CAD; (ii) from May 2020 to August 2020, the required screening percentage will be increased to 40%; (iii) from September 2020 to February 2021, the screening percentage will be increased to 70%; and (iv) from March 2021 to June 2021, the screening percentage will be further increased to 100%.

In anticipation of an upsurge in screening demand, RACSF which enables and regulates air cargo screening at off-airport locations has been formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a RACSF. Each RACSF must have at least two nominated persons for cargo security who have successfully completed the RACSF security training program acceptable to the CAD. The relevant training certificates are valid for a period of three years.

Screening equipment

The RACSF shall be responsible for ensuring that the screening equipment conforms to the specified requirements and that any licensing requirements are satisfied before bringing it into operations. The RACSF shall also ensure that (i) the screening equipment is used properly, maintained in a safe and serviceable condition by competent engineers and that those security personnel operating it are fully trained in its use; (ii) regular operational calibration checks of the equipment are carried out to satisfy itself that the equipment is operating properly when in operational use; (iii) detailed records of the calibration check results and maintenance work carried out on the equipment are maintained for at least two years; and (iv) if any item of screening equipment fails a calibration check or there is any evidence to suggest that it is not operating properly, such equipment is immediately removed from operational use and is not reintroduced until it has satisfied certain criteria showing that it has been repaired and is fully serviceable.

The RACSF shall ensure that the performance and routine testing requirements for X-ray equipment meets the prescribed minimum standard. Each piece of X-ray equipment shall be licensed and approved for use by the Radiation Board of Hong Kong.

Security screeners

The RACSF must ensure that all its security screeners, whether or not employed by the RACSF or from a screener service contractor, shall be trained and certified by a certification body acceptable to CAD before such screeners are allowed to perform the screening duties of air cargo in the RACSF, and attend refresher training conducted by a certification body and be recertified by such certification body once every 12 months.

Further, the RACSF must ensure that all its security screeners shall be restricted to persons who have met all of the following criteria:

(a)	Medical criteria. The security screener shall have passed a medical examination conducted by a registered medical practitioner to establish that he has good general health appropriate for performing security screening of air cargo.

(b)	Educational criteria. The security screener shall have attained at least a minimum educational level of Secondary 5 (or its equivalent) to ensure that he has a standard of literacy and intelligence sufficient to achieve the minimum training objectives and the required proficiency levels of a security screener.

(c)	Other criteria. The security screener shall (i) have an aptitude for operating security equipment; (ii) be able to communicate in Cantonese; (iii) possess a high standard of appearance and deportment; and (iv) be able to produce documentary proofs of previous employment history pursuant to the specified requirements.

Contractor/subcontractor registration regimes in Development Bureau of the Hong Kong Government

The Development Bureau (“DEVB”) has established two approved lists of public works contractors, namely the “List of Approved Contractors for Public Works” and the “List of Approved Suppliers of Materials and Specialist Contractors for Public Works” to achieve procurement efficacy and facilitate quality assurance. Public works tenders are usually invited from contractors on the two approved lists.

For admission and retention on the “List of Approved Suppliers of Materials and Specialist Contractors for Public Works” and for the award of public works contracts, a contractor is required to meet the financial, technical, management and personal criteria applicable to the appropriate category and group.

For categories with probationary status, a contractor’s status in a particular group will be either probationary or confirmed. Probationary contractors are limited in the number and/or value of contracts for which they are eligible to tender and to be awarded. Upon satisfactorily completing or executing works appropriate to the probationary status and reaching the required financial, technical and management criteria, a probationary contractor may apply to the DEVB for a confirmed status and subsequently for promotion to a higher group in a particular category in order to tender for contracts of higher or unlimited values.

Construction Industry Council

Pursuant to the Project Administration Handbook for Civil Engineering Works issued by the Civil Engineering and Development Department of the Hong Kong Government, all capital works and maintenance works contracts of the Hong Kong government with tenders to be invited on or after August 15, 2004 shall require the contractor to employ subcontractors (whether nominated, specialist or domestic and irrespective of tier) that are registered under the respective trades available under the Subcontractor Registration Scheme administered by the Construction Industry Council (“CIC”). On April 1, 2019, the Subcontractor Registration Scheme was subsequently renamed as the Registered Specialist Trade Contractors Scheme, or RSTCS, comprising two registers, namely, the Register of Specialist Trade Contractors and the Register of Subcontractors. All references to the Subcontractor Registration Scheme shall be substituted by the or RSTCS, with effect from April 1, 2019.

All subcontractors who are registered under the seven trades (demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component) of the Subcontractor Registration Scheme have automatically become Registered Specialist Trade Contractors and no application is required. All subcontractors who are registered under the remaining trades of the Subcontractor Registration Scheme have been retained as registered subcontractors and no application is required.

Under the RSTCS, an applicant for registration as a registered subcontractor is subject to entry requirements including: (a) proof of completion of at least one job within the last five years as a main contractor/subcontractor in the trades and specialties for which registration is applied; or, comparable experience acquired by the applicant or its proprietors, partners or directors within the last five years; (b) listings on one or more government registration schemes relevant to the trades and specialties for which registration is sought; or (c) the company’s proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade/specialty applying for and having completed all the modules of the Project Management Training Series for Sub-contractors (or equivalent) conducted by the CIC; or the company’s proprietor, partner or director having registered as Registered Skilled Worker under the Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) for the relevant trade/specialty with experience of at least five years in the trade/specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the CIC.

An approved registration shall be valid for three years or five years from the approval date. A registered subcontractor shall apply for renewal within three months before the expiry date of its registration by submitting an application to the committee of the CIC in a specified format providing information with supporting documents. An application for renewal shall be subject to approval by the committee of the CIC. An approved renewal shall be valid for three years or five years from the expiry of the current registration.

A registered subcontractor shall observe the Codes of Conduct issued by the CIC. Failing to comply with the Codes of Conduct may result in regulatory actions taken by the committee of the CIC.

Registration of our company

As of the date of this annual report, Shine Union was registered as a specialist contractor or a subcontractor under the following trades:

●	as a specialist contractor under the “List of Approved Suppliers of Materials and Specialist Contractors for Public Works”:

●	burglar alarm and security installation; and

●	video electronics installation.

●	as a subcontractor under the Register of Subcontractors:

●	shutters/doors fabrication and installation (automatic sliding door);

●	electrical (electrical wiring, general electrical installation, and electrical control and power panel assembly);

●	other electrical and mechanical trades (security and communication system, building automation system, general mechanical fitting and signage); and

●	audio and video electronic equipment.

As of the date of this annual report, we have maintained compliance with the respective requirements under the relevant registrations in respect of the public works we undertake.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

Safety and health at work

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, every proprietor of an industrial undertaking shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by:

●	providing and maintaining plant and work systems that are safe and without risks to health;

●	making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage and transport of articles and substances;

●	providing all necessary information, instruction, training, and supervision for ensuring safety and health;

●	providing and maintaining means of access to and egress from the workplace that are safe and without risks to health; and

●	providing and maintaining a work environment that is safe and without risks to health.

A proprietor of an industrial undertaking who contravenes these duties commits an offence and is liable to a fine of HK$500,000. A proprietor who contravenes these duties willfully and without reasonable excuse commits an offence and is liable to a fine of HK$500,000 and to imprisonment for six months.

Section 6BA(5) of the Factories and Industrial Undertakings Ordinance also provides that on and after the appointed day (as defined in the Factories and Industrial Undertakings Ordinance), every proprietor shall not employ at the undertaking a relevant person who has not been issued a relevant safety training certificate or whose relevant certificate has expired. The relevant safety training certificate is valid for a period from 1 year to 3 years. Upon expiry of the safety training certificate, the holder should attend and successfully complete a revalidation course to revalidate his certificate. A proprietor who contravenes such section commits an offence and is liable to a fine at level 5 (currently at HK$50,000).

Other matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the duty to ensure safety of places of work; (iii) the duty to comply with miscellaneous safety requirements; and (iv) provision of first aid facilities, etc.

Recognition of safety training courses

Section 6BA(2) of the Factories and Industrial Undertakings Ordinance and its subsidiary regulations empower the Commissioner for Labor to recognize safety training courses and in respect of which certificates are issued to persons who attend the courses. The Commissioner for Labor will issue an approval letter to recognize a mandatory safety training course if (i) the applicant has proved that it has met all the relevant approval conditions stipulated in the “Approval Conditions for Operating Recognized Mandatory Safety Training Courses”; (ii) the applicant has demonstrated its commitment and ability to effectively administer and assure the quality of its training course; and (iii) the past performance of the applicant in running mandatory safety training course(s) is satisfactory if the applicant is already a training course provider of mandatory safety training course(s). An applicant should apply to run a revalidation course only if the applicant has been granted the recognition of the corresponding full course or is applying for the recognition of the corresponding full course.

Fortune Jet was recognized (subject to compliance of certain specified conditions) by the Commissioner for Labor (i) on April 26, 2019, to conduct the Mandatory Basic Safety Training Course (Construction Work) and to issue the relevant certificates; and (ii) on March 5, 2021 to conduct the Mandatory Basic Safety Training Revalidation Course (Construction Work) and to issue the relevant certificates. Based on the confirmation of our directors, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that the recognition of said safety training courses remains valid as of the date of this annual report.

Accreditation of Academic and Vocational Qualifications Ordinance (Chapter 592 of the Laws of Hong Kong)

The Hong Kong Council for Accreditation of Academic and Vocational Qualifications, or the HKCAAVQ was established pursuant to the Accreditation of Academic and Vocational Qualifications Ordinance as the Accreditation Authority and the Qualifications Register Authority to safeguard the quality and standards of learning programs recognized under the QF. The QF is a seven-level hierarchy. Each qualification is assigned a level in accordance with a set of generic level descriptors which specifies the outcome standards expected of the qualifications at each level in four domains, including (i) knowledge and intellectual skills; (ii) processes; (iii) autonomy and accountability; and (iv) communication, information and communications technology and numeracy. The accreditation service of the HKCAAVQ is recognized since January 2019 for ensuring the quality of basic security training programs. Prior to January 2019, such training programs were recognized by the Hong Kong Security Services Training Board (the “SSTB”) of the Hong Kong Vocational Training Council (the “VTC”). The accreditation criteria of the HKCAAVQ include organizational governance and management, financial viability and resources management, organizational staffing, organizational quality assurance, program objectives and learning outcomes, learner admission and selection, program structure and content, learning, teaching and assessment, program leadership and staffing, and enabling resources/services and program approval, review and quality assurance. During the accreditation process, the HKCAAVQ considers, among other things, whether the operators have adequate financial and physical resources for the delivery of the learning programs, and teaching venue (being a physical resource that underpins the quality of learning program) is one of the accreditation criteria that the HKCAAVQ reviews. With effect from July 1, 2021, QASRS program providers should engage qualified trainers and demonstrate evidence that trainers employed are either (i) qualified QASRS trainers recognized by the SSTB of the VTC; (ii) graduates from programs accredited by the HKCAAVQ as meeting the standards of “Specification of Competency Standards Unit of Competency 107749L4” under the QF; or (iii) Recognition of Prior Learning (RPL) qualification holders with the statement of attainment containing the “Specification of Competency Standards Unit of Competency 107749L4” under the QF. Under the policy of the SGSIA, all the trainers of the course Certificate in Basic Security Services under QASRS (QF Level 1) engaged by Fortune Jet who are qualified QASRS trainers recognized by the SSTB of the VTC will be grandfathered and are allowed to teach the QASRS training program.

Fortune Jet has been accredited by HKCAAVQ as an operator to operate accredited program(s) at QF Level 1 and the course Certificate in Basic Security Services under QASRS (QF Level 1) for the period from November 23, 2022 to November 22, 2024.

Laws and regulations Relating to Environmental Protections

Product Eco-responsibility Ordinance (Chapter 603 of the Laws of Hong Kong)

The Product Eco-responsibility Ordinance introduces measures to minimize the environmental impact of certain types of products, such as electrical and electronic equipment, and to introduce producer responsibility schemes. In supplying security systems and providing maintenance services to our customers, we may be involved in import and distribution of certain regulated electrical equipment (such as computers and monitors which form part of the security systems) in Hong Kong.

According to section 32 of the Product Eco-responsibility Ordinance, a supplier of regulated electrical equipment is required to register as a registered supplier with the Environmental Protection Department of the Hong Kong Government and fulfil the respective statutory obligations. A supplier who is not a registered supplier but distributes regulated electrical equipment commits an offence and is liable to a fine at level 6 (currently at HK$100,000). A registered supplier must, among others, (i) provide recycling labels and receipts when distributing regulated electrical equipment; (ii) pay recycling levies for regulated electrical equipment; (iii) submit returns; and (iv) submit annual audit reports, in accordance with the Product Eco-responsibility Ordinance and the Product Eco-responsibility (Regulated Electrical Equipment) Regulation (Chapter 603B of the Laws of Hong Kong).

According to section 41 of the Product Eco-responsibility Ordinance, a seller of regulated electrical equipment must not distribute regulated electrical equipment to a consumer in the absence of a removal service plan that has been endorsed by the Director of Environmental Protection. Failure to comply with the provision constitutes an offence and is liable to a fine at level 6 (currently at HK$100,000). The Director of Environmental Protection must only endorse a removal service plan if he is satisfied that (i) a collector undertakes to the seller in writing to provide an electrical equipment or electronic equipment removal service for distributing regulated electrical equipment by the seller to a consumer; (ii) a recycler undertakes to the seller in writing to provide a treatment, reprocessing or recycling service for the electrical equipment and electronic equipment removed by the collector; and (iii) the applicable requirements in the Product Eco-responsibility (Regulated Electrical Equipment) Regulation have been complied with.

For the years ended September 30, 2022 and 2023, and as of the date of this annual report, Shine Union held the Notice of Endorsement of Removal Service Plan and the Certificate of Registration as Registered Supplier.

Laws and Regulations Relating to Employment

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for various employment-related benefits and entitlements to employees. Pursuant to the Employment Ordinance, all employees covered, irrespective of their hours of work, are entitled to basic protection including payment of wages, restrictions on wages deductions and the granting of statutory holidays, etc. Employees who are employed under a continuous contract are further entitled to benefits such as, among others, rest days, paid annual leave, sickness allowance, severance payment and long service payment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15 of the Employees’ Compensation Ordinance, an employer must notify the Commissioner for Labor of any work accident by submitting Form 2 (within 14 days for general work accidents and within 7 days for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the occurrence of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such periods of 7 or 14 days (as the case may be), then such notice shall be given not later than 7 days or, as may be appropriate, 14 days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers are required to take out insurance policies to cover their liabilities under both the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all of their employees (including full-time and part-time employees). An employer who fails to comply with the Employees’ Compensation Ordinance to secure insurance coverage is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years, or on summary conviction, to a fine at level 6 (currently at HK$100,000) and to imprisonment for one year.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

Our company owns a landed property and has leased several landed properties and is considered to be the occupier of such properties under the Occupiers Liability Ordinance. As such, we are required to comply with the Occupiers Liability Ordinance, which regulates the obligations of a person occupying or having control of premises upon injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

Our employees may be exposed to injuries whilst providing installation, maintenance and other services to our customers. The Occupational Safety and Health Ordinance provides for the protection of safety and health to employees in the workplace, both industrial and non-industrial.

Employers must, as far as reasonably practicable, ensure the safety and health at work of all their employees by (including but without limitation) providing and maintaining plant and systems of work that are safe and without risks to health; making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; providing all necessary information, instructions, training and supervision for ensuring safety and health; as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health; or providing and maintaining means of access to and egress from the workplace that are safe and without any such risks; and providing and maintaining a working environment for the employer’s employees that is safe and without risks to health. Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for 6 months.

The Commissioner for Labor may also serve (i) an improvement notice against any noncompliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance; and/or (ii) a suspension notice against any activity undertaken at workplace, or condition or use of workplace or of any plant or substance located at workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such improvement notice or suspension notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment for 12 months. In case of contravention of suspension notice, a daily fine of HK$50,000 may also be imposed during which the offender knowingly and intentionally continues the contravention.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour with effect from 1 May 2023) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (except those specified under section 7 of the Minimum Wage Ordinance). Any provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance provides for the establishment of non-governmental mandatory provident fund (“MPF”) schemes. Employers are required to enroll their regular employees (except for certain exempt persons) who are at least 18 but under 65 years of age and employed for 60 days or more in a MPF scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (currently HK$30,000 and HK$7,100 per month, respectively), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling of HK$1,500 per month currently. An employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (currently HK$30,000 per month).

Others

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance (the “IRO”) is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business.

On March 21, 2018, the Legislative Council of Hong Kong passed The Inland Revenue (Amendment) (No.7) Bill 2017 (the “IRO Amendment Bill”), which introduces the two-tiered profits tax rates regime. The IRO Amendment Bill was signed into law on March 28, 2018. Under the two-tiered profits tax rates regime, the first HK$2.0 million of assessable profits of the qualifying group entity will be taxed at 8.25%, and assessable profits above HK$2.0 million will be taxed at 16.5%. The profits of group entity not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, starting from the year of assessment 2018/19, the Hong Kong profits tax is calculated at 8.25% on the first HK$2.0 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2.0 million for the qualifying group entity.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

Effective since December 14, 2015, the Competition Ordinance prohibits conduct that prevents, restricts or distorts competition in Hong Kong and provides for the establishment of the Competition Commission with investigation powers and the Competition Tribunal with adjudicative powers. The Competition Ordinance includes, among others, the First Conduct Rule to prohibit anti-competitive conduct involving more than one party.

The First Conduct Rule provides that an undertaking must not (a) make or give effect to an agreement; (b) engage in a concerted practice; or (c) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Examples of serious anticompetitive conduct include (i) fixing, maintaining, increasing or controlling the price of the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

Penalties that the Competition Tribunal may impose for contraventions of the competition rule include pecuniary penalties, award of damages, and interim injunctions during investigations or proceedings. The maximum penalty in relation to a “single contravention” can be up to 10% of the turnover obtained by the undertaking concerned in Hong Kong for each year the infringement lasted, with a maximum of three years. The Competition Tribunal may also order the disqualification of responsible directors for up to five years, award injunctions, declare agreements to be void, award damages, confiscate illegal profits, and order the payment of costs of the Competition Commission’s investigation.

Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong)

The Prevention of Bribery Ordinance prohibits all forms of bribery and corruption. Any director or employee is prohibited from soliciting, accepting or offering any bribe in conducting a company’s business or affairs, whether in Hong Kong or elsewhere. In particular, in conducting all business or affairs of a company, the director or employee must comply with the Prevention of Bribery Ordinance and must not:

(a)	solicit or accept any advantage from others as a reward for or inducement to doing any act, abstaining from doing any act or showing favor in relation to the company’s business or affairs, or offer any advantage to an agent of another as a reward for or inducement to doing any act, abstaining from doing any act of showing favor in relation to his principal’s business or affairs;

(b)	offer any advantage to any public servant, which, for the purpose of the Prevention of Bribery Ordinance, includes any employee of a public body, such as departments of the Hong Kong government, as a reward for or inducement to his performing any act in his official capacity or his showing any favor or providing any assistance with the Hong Kong government or public body;

(c)	offer any advantage to any staff of any department under the Hong Kong government or public body while he is having business dealing with the latter; or

(d)	offer any advantage to any other person as an inducement to or a reward for the withdrawal of a tender or the refraining from making of a tender for any contract with a public body or bidding at any auction conducted by any public body.

Depending on the offence committed, the maximum penalties for the above offences under the Prevention of Bribery Ordinance range from fines of HK$100,000 to HK$500,000 and imprisonment for 1 year to 10 years.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Our Corporate Structure and Certain Financial Conditions.”

4D. Property, Plants and Equipment

We lease the properties for our principal executive office, which is located at Kwun Tong, Hong Kong with an aggregate area of approximately 2,500 square feet. We also own a land use right of a property for use as a workshop in Hong Kong with an aggregate area of approximately 1,400 square feet and lease seven properties for use as training center, office, workshops, warehouse, and carparking spaces, with an aggregate floor area of approximate 7,000 square feet. As of the date of this annual report, three of the properties are leased from our related parties, including one office and workshop, one workshop, and one warehouse. The lease agreements with related parties were negotiated and entered into on an arm’s length basis.

Land Use Right We Own

As of the date of this annual report, through our subsidiary Shine Union, we own a land use right of a property located at Unit 10, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Properties We Lease

Property/Land User	Properties	Primary Usage	Area (square feet)	Term of Lease
Shine Union	Unit 05, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Workshop	800	Apr 1, 2023 to Mar 31, 2024
	Unit 11, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Warehouse	1,541	Apr 1, 2023 to Mar 31, 2024
	Unit 01-03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Office and workshop	2,501	Apr 1, 2023 to Mar 31, 2024
	Unit H, 7/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong	Workshop	931	Mar 15, 2023 to Mar 14, 2025
Fortune Jet	17/F, Wing Wong Commercial Building, 557-559 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Training center	1,750	Nov 16, 2023 to Nov 15, 2025
	18/F, Wing Wong Commercial Building, 557-559 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Office	1,750	Dec 16, 2023 to Dec 15, 2025
	Car Park No.730, Charming Garden, 16 Hoi Ting Road, Tai Kok Tsui, Kowloon, Hong Kong	Carparking space	130	Dec 22, 2022 to Dec 21, 2024

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Item 5.A. Operating Results

OVERVIEW

Through our subsidiaries, Shine Union and Fortune Jet, we are an integrated security-related services company that primarily provides security-related engineering services, and to a lesser extent, security guarding and screening services, in Hong Kong.

Established in 1998, Shine Union is an engineering company that provides turnkey services to the existing infrastructure or planned development of our customers through the design, supply, installation and maintenance of security systems. The security systems our services encompass can be broadly categorized into threat detection systems, traffic and pedestrian control systems and ELV systems. Shine Union is one of the providers in the Hong Kong security-related engineering services market authorized to distribute over 10 brands of security systems. Shine Union is also the exclusive distributor to market and sell two brands of threat detection systems, which includes X-ray machines, trace detection products, metal detectors and mail screening machines.

With more than two decades of industry experience, Shine Union acts as both a contractor and a subcontractor and has completed various security-related engineering projects in both the private and public sectors, which were carried out in commercial properties, public facilities and residential properties in Hong Kong. Some notable projects undertaken by Shine Union include the design, supply, installation and/or maintenance of X-ray machines at a rail link terminus and the air cargo terminal based at the Hong Kong International Airport, the traffic control system and ELV system at the bridge-tunnel system connecting Hong Kong, Macau and Zhuhai, pedestrian control system at the headquarters office building of a Hong Kong-based banking and financial services company and the Hong Kong office building of a French cosmetics company, and the parking system at a mixed-use complex located on the Kwun Tong Promenade. Shine Union obtains its contracts either through direct invitation for quotation from customers, or through a competitive tendering process of the project employers or their main contractors.

As part of our strategy to provide a comprehensive suite of security-related service offerings to our customers, and in view of the capabilities of Fortune Jet in the provision of security guarding services as a holder of the Security Company Licence (Type I) issued by the Security and Guarding Services Industry Authority in Hong Kong and seeing the potential opportunities in light of the introduction of new policies by the ICAO in September 2016 and the RACSF introduced by the CAD in October 2018, which require all outgoing air cargo in Hong Kong to be subject to security screening by June 2021, we acquired Fortune Jet in July 2019, which is principally engaged in the provision of security guarding and screening services and, to a lesser extent, related vocational training services in Hong Kong. Since the acquisition, we have evolved from an engineering company providing services in respect of security systems to an integrated security-related provider, with our businesses also covering security guarding and screening services. We believe that the acquisition has brought synergy to our development by enabling us to market ourselves as a one-stop security-related services provider and identify cross-selling opportunities among our business segments, thereby increasing our market share.

Our principal businesses comprise (i) the provision of security-related engineering services which includes income from the supply and installation of security systems and related maintenance services; and (ii) the provision of security guarding and screening services in Hong Kong.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, overall economic growth in Hong Kong and globally, the continued relationship with recurring customers, costs of supplies, regulatory, tax and geopolitical environments, the level of cross-border investment, and the competitive landscape for our services. Changes in any of these general factors could affect the demand for our principal businesses and our results of operations.

Despite the general factors mentioned above, we believe that our results of operations have been and will continue to be affected more directly by a number of factors, including those set out below.

Demand for our services

Our business and results of operations are highly affected by the demand for our different services offered. Changes in economic activities in Hong Kong, including expansion and development of private and public infrastructure, the number of events and exhibitions or ad-hoc or emergency situations that raise the public’s willingness to invest in security systems arising from the social movements in Hong Kong, would affect the business of our customers, which in turn may affect demand for our security services, and therefore our business and results of operations.

The demand for our services may also be influenced by the change of government policies, such as the change in policies of the CAD. Moreover, with the government policies on promotion of the “Smart City” initiatives by the Hong Kong government, which involve the development of a city-wide network of sensors and data analytics tools to monitor and manage traffic and transportation, the demand for security and safety services is expected to rise, thereby driving the growth of security systems and services in Hong Kong. However, we cannot assure you that any favorable policies will continue, or at all.

Thus, our results of operations are highly dependent on the demand for our services and may be influenced by the changes of government policies, which are in turn driven by a variety of factors.

Ability to secure new contract and maintain our backlog

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2021, 2022, and 2023, we had 333, 319, and 351 recurring customers, respectively, representing approximately 87.4%, 72.7%, and 79.8% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 93.5%, 80.9%, and 81.1% of our revenues from security-related engineering services, respectively, and approximately 98.6%, 74.2%, and 76.9% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2021, 2022, and 2023. While we devote resources to maintain or improve the relationships with our recurring customers, we also make efforts to source new customers. Although such expansion would reduce the proportion of revenues generated from recurring customers, it diversifies our clientele to reduce the potential impact in a case where the recurring customers cease to engage us to provide services.

Our customers operate across a wide variety of applications for our services. Our major customers include system integrators, logistics companies and an air cargo terminal operator in Hong Kong. We mainly secure our contracts through direct negotiation and quotation process with our potential customers. For the fiscal years ended September 30, 2021, 2022 and 2023, approximately 92.6%, 81.9%, and 68.6% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 7.4%, 18.1%, and 31.4% was generated from tendering, respectively. For the fiscal years ended September 30, 2021, 2022, and 2023, approximately 53.8%, 47.0%, and 31.4% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 46.2%, 53.0%, and 68.6% was generated from tendering, respectively. Our revenues generated from screening services were mainly generated from quotations for the fiscal years ended September 30, 2021, 2022, and 2023. Our results of operations will be adversely affected if we are unable to secure a sufficient number of sizable contracts in the future.

There can be no assurance that our customers will continue to engage us in future projects. In the event that our customers cease to engage us to provide services and we fail to replace such customers, or if we fail to secure new contracts, our business, results of operations, and financial condition may be materially and adversely affected.

Service mix

Our business comprises mainly the provision of security-related engineering services, and to a lesser extent, the provision of security guarding and screening services in Hong Kong. The fluctuation of gross profit margin of provision of security-related engineering services and security guarding and screening services is highly driven by the types of projects undertaken, including a mix of factors such as the labor supply during a specific period of time, the composition of the work force for respective projects, the types and sizes of projects or events and the timing of events.

Consequently, our gross profit margins are impacted by our service mix in our services and hence the revenues from each revenues stream. Going forward, we will continue to evaluate and adjust our portfolio of service offerings from time to time and strive to maintain or increase profitability.

Supply and costs of labor

Our security guarding and screening services are labor-intensive and we rely heavily on our staff for providing these services. We commenced the provision of our security guarding and screening services in July 2019.

As some of the security guarding and screening services engagements may involve a relatively short term of service, the security guarding and screening services industries require flexible deployment of human resources. Work fragmentation gives rise to the proliferation of causal labor, such as part-time employees and temporary workers. Competition for the pool of part-time security guards and screeners has become commonplace among security services providers and more competitive remuneration packages may have to be adopted by us to attract sufficient labor. The factors affecting our total employee benefit expenses include, but are not limited to, the labor supply during a specific period of time, the composition of the work force for respective projects, the types of projects or events and the timing of events. If there is a shortage of labor in the security guarding and screening services industries, particularly personnel with specialized qualifications, our business operations may be negatively affected. See “Item 3. Key Information – 3.D Risk Factors — Risks Related to Our Business and Industry — Security guarding and screening services and related vocational training services are highly labor intensive and we rely on a stable supply of labor to provide our services. Labor shortages or increases in labor costs could harm our business, reduce our profitability and slow our growth.”

Competition

We face significant competition in the security-related engineering industry and security guarding and screening and related vocational training industry in Hong Kong. Entry barriers and setup costs are considered to be moderate. Individuals providing security services and companies offering security services are regulated under a permit and license system.

As such, we face potential competition with various industry providers in the same industry. The competition in related vocational training is fierce, while some market participants could increase their market share by providing more training courses. We believe that we have differentiated our services with our comprehensive range of security system solutions with high flexibility, established reputation with proven track record and strong access to skilled professionals. Should we fail to compete with our competitors, maintain our competitive advantage or keep pace with industry changes, our results of operations could be adversely affected.

IMPACT OF COVID-19 ON OUR OPERATIONS

The Hong Kong economy has been affected by the COVID-19 outbreak as it hindered economic activities. The Hong Kong government has launched relief measures of unprecedented scale, including the two rounds of measures under the Anti-Epidemic Fund, which should provide some cushioning effects to the economy and the labor market. During the years ended September 30, 2021, 2022, and 2023, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of approximately HK$0.7 million, HK$3.3 million, and HK$0.4 million, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. During the years ended September 30, 2021, 2022, and 2023, we mainly sourced our security systems from Malaysia, Belgium and Hong Kong (i.e., places where our security systems are shipped from), and since the outbreak of the COVID-19 and up to September 30, 2021, 2022, and 2023, these suppliers and subcontractors had not expressed any difficulties in meeting our delivery schedules or service demands. Except as noted above, our directors confirm that the outbreak of COVID-19 has not resulted in any material adverse impact on our business operations and financial performance up to September 30, 2021, 2022, and 2023, such that (i) there is no loss or cancellation of our contracts or purchase orders after the years ended September 30, 2021, 2022, and 2023 and our contracts in the pipeline are ongoing as planned; (ii) none of our customers have, or have expressed their intention to, (a) delay, suspend or terminate their existing contracts or purchase orders, or (b) reduce their demand for our services; (iii) we have not experienced any instance of material labor shortage or suspension of works of our subcontractors in security-related engineering projects; and (iv) we have not experienced any instance of material labor shortage in security guarding and screening services.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We generate our revenues from (i) the provision of security-related engineering services; and (ii) the provision of security guarding and screening services.

The table below sets out the breakdown of our revenues by service line for the periods presented:

		For the years ended September 30,			Variances between the years ended September 30, 2022, and 2023
	2021	2022	2023		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	81,547,141	77,244,502	98,121,636	12,532,619	20,877,134	27.0
Project and maintenance	68,929,525	68,528,142	91,945,365	11,743,753	23,417,223	34.2
Equipment leasing	12,617,616	8,716,360	6,176,271	788,866	(2,540,089)	(29.1)
Security guarding and screening services	36,018,656	59,202,940	65,569,330	8,374,865	6,366,390	10.8
Total revenues	117,565,797	136,447,442	163,690,966	20,907,484	27,243,524	20.0

Security-related engineering services

The provision of security-related engineering services is one of our principal businesses. We provide security-related engineering services primarily in Hong Kong.

(i)	Project and maintenance

Project income in relation to security-related engineering services includes income from the supply and/or installation of security systems and related maintenance services. Our project income is generally driven by the number, size and types of projects involved, and nature of services provided.

We also provide standalone maintenance service to our customers in respect of (i) security systems and products supplied and installed by us but falling outside of or without a defects liability period; and (ii) security systems and products for which the supply and installation work were not handled by us.

(ii)	Equipment leasing

Income derived from equipment leasing comprises rental income received from the leasing of security systems under operating leases. Rental income from operating leases is recognized in the consolidated statements of income on a straight-line basis over the lease term. The rental income under the standalone equipment leasing arrangements with our lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of the lease.

Security guarding and screening services

Since the acquisition of Fortune Jet in July 2019, we commenced our provision of security guarding and screening services in Hong Kong.

We secure and guard both individuals and physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring through our dispatched employees. We provide screening services by dispatching certified screeners who are our employees to the premises of our customers.

We also offer various types of related vocational training courses (i.e., QASRS, Mandatory Basic Safety Training Course (Construction Work), and Mandatory Basic Safety Training Revalidation Course (Construction Work)).

Cost of revenues

Our cost of revenues consists of (i) costs of material in relation to security-related engineering services; (ii) employee benefit expenses for our staff which are attributable to the provision of services; (iii) subcontracting fees which mainly represent the cost of services from third-party service providers; and (iv) other costs directly attributable to our revenue-generating activities, such as depreciation of security systems leased to our customers under operating leases, freight charges and other miscellaneous expenses.

The following table sets forth a breakdown of our cost of revenues by service line for the periods indicated:

		For the years ended September 30,			Variances between the years ended September 30, 2022, and 2023
	2021	2022	2023		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	53,444,991	50,395,302	60,045,961	7,669,391	9,650,659	19.1
Project and maintenance	50,450,683	48,075,308	58,436,171	7,463,780	10,360,863	21.6
Equipment leasing	2,994,308	2,319,994	1,609,790	205,611	(710,204)	(30.6)
Security guarding and screening services	28,150,849	46,825,025	55,602,052	7,101,791	8,777,027	18.7
Total cost of revenues	81,595,840	97,220,327	115,648,013	14,771,182	18,427,686	19.0

Gross profit and gross profit margin

Our gross profit equals our revenues less our cost of revenues. Our gross profit and gross profit margin are dependent on various factors, including the nature of the projects that were undertaken by us and the size of such projects during the respective financial year.

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly consist of (i) employee benefit expenses for our directors, and sales and administrative staff; (ii) legal and professional fees; (iii) office expenses primarily including motor vehicle expenses for our operations, repair and maintenance expenses, insurance fees, computer accessories expenses, utilities and postage and courier and other communication expenses; (iv) depreciation of right-of-use (“ROU”) assets for our offices; (v) expenses relating to short-term leases and low-value assets; (vi) business development expenses which mainly consist of entertainment expenses, travelling expenses for business trips and advertising and promotion expenses for our brand; and (vii) other miscellaneous expenses.

Gains (losses) on disposal of property and equipment

Gains (losses) on disposal of property and equipment represent the proceeds from disposal of property and equipment, net of the carrying amount of the property and equipment disposed of.

Other income

Other income mainly consists of (i) government grants received in relation to COVID-19; (ii) net gains on foreign exchange arising from the fluctuation of US$, EUR, GBP, and RMB in relation to our procurement and bank and trade payables balances denominated in foreign currencies; (iii) interest income from bank deposits; and (iv) fair value gain on revaluation of the investment in our key management insurance policy.

Finance expenses

Finance expenses represent interest expenses on bank borrowings, lease liabilities and notes payables.

Other expenses

Other expenses mainly consist of net losses on foreign exchange arising from the fluctuation of US$, EUR, GBP, and RMB in relation to our procurement and bank and trade payables balances denominated in foreign currencies.

Income tax expenses

The profits of a group entity in Hong Kong not qualifying for the two-tiered profits tax rates regime will be taxed at the flat rate of 16.5%. Accordingly, Hong Kong profits tax is calculated at 8.25% on the first HK$2.0 million of the estimated assessable profits for Shine Union and at 16.5% on the estimated assessable profits above HK$2.0 million.

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions.

We have fulfilled all our income tax obligations and have not had any unresolved income tax issues or disputes with the relevant tax authorities.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended September 30, 2021, 2022, and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

			For the years ended September 30,					Variances between the years ended September 30, 2022, and 2023
	2021		2022		2023			Amount	%
	HK$	%	HK$	%	HK$	%	US$	HK$
Revenues	117,565,797	100.0	136,447,442	100.0	163,690,966	100.0	20,907,484	27,243,524	20.0
Cost of revenues	(81,595,840)	(69.4)	(97,220,327)	(71.3)	(115,648,013)	(70.7)	(14,771,182)	18,427,686	19.0
Gross profit	35,969,957	30.6	39,227,115	28.7	48,042,953	29.3	6,136,302	8,815,838	22.5

Operating expenses
Selling, general and administrative expenses	(31,759,057)	(27.0)	(30,539,155)	(22.4)	(36,805,428)	(22.5)	(4,700,985)	6,266,273	20.5
Gains (losses) on disposal of property and equipment	3,932,639	3.3	(1,862,704)	(1.4)	(485,957)	(0.3)	(62,069)	(1,376,747)	(73.9)
Income from operations	8,143,539	6.9	6,825,256	5.0	10,751,568	6.6	1,373,248	3,926,312	57.5

Other income (expenses)
Other income	1,207,336	1.0	3,576,366	2.7	1,445,506	0.9	184,628	(2,130,860)	(59.6)
Finance expenses	(244,202)	(0.2)	(82,843)	(0.1)	(55,080)	(0.1)	(7,035)	(27,763)	(33.5)
Other expenses	—	—	(96,028)	(0.1)	—	—	—	(96,028)	(100.0)
Total other income, net	963,134	0.8	3,397,495	2.5	1,390,426	0.8	177,593	(2,007,069)	(59.1)

Income before income tax expenses	9,106,673	7.7	10,222,751	7.5	12,141,994	7.4	1,550,841	1,919,243	18.8
Income tax expenses	(3,084,527)	(2.6)	(1,972,577)	(1.5)	(2,338,850)	(1.4)	(298,730)	366,273	18.6
Net income	6,022,146	5.1	8,250,174	6.0	9,803,144	6.0	1,252,111	1,552,970	18.8

Comparison of Years Ended September 30, 2021, 2022, and 2023

Revenues

Our revenues increased by HK$18.8 million, or 16.1%, from HK$117.6 million for the fiscal year ended September 30, 2021 to HK$136.4 million for the fiscal year ended September 30, 2022 mainly due to (i) an increase in revenues from provision of security guarding and screening services of HK$23.2 million; and (ii) a decrease in revenues from equipment leasing income of HK$3.9 million.

Our revenues from the provision of security guarding and screening services increased by HK$23.2 million, or 64.4%, from HK$36.0 million for the fiscal year ended September 30, 2021 to HK$59.2 million for the fiscal year ended September 30, 2022. The increase was mainly attributable to the business growth of the security guarding and screening services segment. The number of customers requesting our security guarding and screening services increased from 101 during the fiscal year ended September 30, 2021 to 152 during the fiscal year ended September 30, 2022.

Our revenues from equipment leasing decreased by HK$3.9 million, or 30.9%, from HK$12.6 million for the fiscal year ended September 30, 2021 to HK$8.7 million for the fiscal year ended September 30, 2022. The decrease was mainly attributable to a reduced number of equipment leasing agreements in effect during the fiscal year ended September 30, 2022. 27 existing lessees under equipment leasing agreements chose to purchase the equipment being leased during the fiscal year ended September 30, 2021, which resulted in early termination of said agreements. Such termination imposed a full-year impact on the revenues from equipment leasing during the fiscal year ended September 30, 2022. This change was triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020, which subsidizes the procurement of screening equipment including X-ray machines and explosive trace detection equipment adopted under the RACSF purchased between October 30, 2018 and June 30, 2021 to encourage the adoption of technology by the logistics sector for enhancing efficiency and productivity, together with the fact that the policies introduced by the ICAO in September 2016 and the RACSF introduced by the CAD in October 2018, which require all outgoing air cargo in Hong Kong to be subject to security screening by June 2021, has become effective during the fiscal year ended September 30, 2021. Accordingly, we believe that this change was a one-time event.

Our revenues increased by HK$27.3 million, or 20.0%, from HK$136.4 million for the fiscal year ended September 30, 2022 to HK$163.7 million for the fiscal year ended September 30, 2023 mainly due to the net impact of (i)  an increase in revenues from provision of security-related engineering services of HK$20.9 million; and (ii) a decrease in revenues from equipment leasing due to the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 as mentioned above.

Our revenues from the provision of security-related engineering services increased by HK$20.9 million, or 27.0%, from HK$77.2 million for the fiscal year ended September 30, 2022 to HK$98.1 million for the fiscal year ended September 30, 2023. The increase was mainly attributable to the business growth of the security-related engineering services segment. Certain revenues for the fiscal year ended September 30, 2023 were contributed by several projects with larger revenues recognized, including one project of over HK$6 million, one project of over HK$4 million, two projects of over HK$3 million, five projects of over HK$2 million, and four projects of over HK$1 million. Comparatively, certain revenues for the fiscal year ended September 30, 2022 were contributed by less projects with larger revenues recognized, including three projects of over HK$2 million, and seven projects of over HK$1 million.

Cost of revenues

Our cost of revenues increased by HK$15.6 million, or 19.1%, from HK$81.6 million for the fiscal year ended September 30, 2021 to HK$97.2 million for the fiscal year ended September 30, 2022. The increase was mainly due to an increase in employee benefit expenses for direct labor from HK$35.6 million for the fiscal year ended September 30, 2021 to HK$52.9 million for the fiscal year ended September 30, 2022, mainly attributable to the increase in security guarding and screening services contracts obtained during the fiscal year ended September 30, 2022. The increase was in line with the business growth of security guarding and screening services.

Our cost of revenues increased by HK$18.4 million, or 19.0%, from HK$97.2 million for the fiscal year ended September 30, 2022 to HK$115.6 million for the fiscal year ended September 30, 2023. The increase was mainly due to an increase in subcontracting fee from HK$15.6 million for the fiscal year ended September 30, 2022 to HK$32.0 million for the fiscal year ended September 30, 2023, mainly attributable to the increase in security-related engineering services work performed during the fiscal year ended September 30, 2023. The increase was in line with the business growth of security-related engineering services.

Gross profit and gross profit margin

		For the years ended September 30,			Variances between the years ended September 30, 2022, and 2023
	2021	2022	2023		Amount	%
	HK$	HK $	HK $	US $	HK $
Security-related engineering services
Project and maintenance
Gross profit	18,478,842	20,452,834	33,509,194	4,279,973	13,056,360	63.8%
Gross profit margin	26.8%	29.8%	36.4%	36.4%	6.6%
Equipment leasing
Gross profit	9,623,308	6,396,366	4,566,481	583,255	(1,829,885)	(28.6)%
Gross profit margin	76.3%	73.4%	73.9%	73.9%	0.5%
Security guarding and screening services
Gross profit	7,867,807	12,377,915	9,967,278	1,273,074	(2,410,637)	(19.5)%
Gross profit margin	21.8%	20.9%	15.2%	15.2%	(5.7)%
Total
Gross profit	35,969,957	39,227,115	48,042,953	6,136,302	8,815,838	22.5%
Gross profit margin	30.6%	28.7%	29.3%	29.3%	0.6%

Our gross profit increased by HK$3.2 million, or 9.1%, from HK$36.0 million for the fiscal year ended September 30, 2021 to HK$39.2 million for the fiscal year ended September 30, 2022, mainly resulting from the increase in revenues. The gross profit margin decreased from 30.6% in the fiscal year ended September 30, 2021 to 28.7% for the fiscal year ended September 30, 2022. The decrease was due to a reduction in revenues generated from equipment leasing, for which gross profit margin is higher than that of other revenue streams. It was also triggered by a lower gross profit margin of security guarding services contracts resulting from an increasing labor cost.

Gross profit margin of project income under security-related engineering services slightly increased from 26.8% for the fiscal year ended September 30, 2021 to 29.8% for the fiscal year ended September 30, 2022.

Gross profit margin of equipment leasing income under security-related engineering services slightly decreased from 76.3% for the fiscal year ended September 30, 2021 to 73.4% for the fiscal year ended September 30, 2022.

Gross profit margin of security guarding and screening services slightly decreased from 21.8% for the fiscal year ended September 30, 2021 to 20.9% for the fiscal year ended September 30, 2022.

Our gross profit increased by HK$8.8 million, or 22.5%, from HK$39.2 million for the fiscal year ended September 30, 2022 to HK$48.0 million for the fiscal year ended September 30, 2023, mainly resulting from the increase in revenues. The gross profit margin slightly increased from 28.7% in the fiscal year ended September 30, 2022 to 29.3% for the fiscal year ended September 30, 2023. The increase was due to the net impact of an increase in the gross profit margin of project and maintenance triggered by certain projects with a higher gross profit margin completed during the fiscal year; a reduction in revenues generated from equipment leasing, for which gross profit margin is higher than that of other revenue streams; and a lower gross profit margin of security guarding services contracts resulting from an increasing labor cost.

Gross profit margin of project and maintenance income under security-related engineering services increased from 29.8% for the fiscal year ended September 30, 2022 to 36.4% for the fiscal year ended September 30, 2023.

Gross profit margin of equipment leasing income under security-related engineering services slightly increased from 73.4% for the fiscal year ended September 30, 2022 to 73.9% for the fiscal year ended September 30, 2023.

Gross profit margin of security guarding and screening services decreased from 20.9% for the fiscal year ended September 30, 2022 to 15.2% for the fiscal year ended September 30, 2023.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by HK$1.2 million, or 3.8%, from HK$31.7 million for the fiscal year ended September 30, 2021 to HK$30.5 million for the fiscal year ended September 30, 2022. The decrease was mainly due to the net impact of the decrease in legal and professional fees from HK$11.4 million for the fiscal year ended September 30, 2021 to HK$5.2 million for the fiscal year ended September 30, 2022 due to the decrease of professional service fees relating to our planned Hong Kong public listing efforts which were terminated in July 2022, and an increase in employee benefit expenses for administrative staff from HK$15.1 million for the fiscal year ended September 30, 2021 to HK$17.5 million for the fiscal year ended September 30, 2022 triggered by an increase in headcount.

Our selling, general and administrative expenses increased by HK$6.3 million, or 20.5%, from HK$30.5 million for the fiscal year ended September 30, 2022 to HK$36.8 million for the fiscal year ended September 30, 2023. The increase was mainly due to the net impact of a provision for allowance for doubtful accounts of HK$8.6 million for the fiscal year ended September 30, 2023, an increase in employee benefit expenses for administrative staff from HK$17.5 million for the fiscal year ended September 30, 2022 to HK$18.7 million for the fiscal year ended September 30, 2023 triggered by salary adjustments and bonus, and an increase in the auditor’s remuneration relating to our US public offering from HK$0.9 million for the fiscal year ended September 30, 2022 to HK$3.6 million for the fiscal year ended September 30, 2023; and a decrease in legal and professional fees from HK$5.2 million for the fiscal year ended September 30, 2022 to HK$0.1 million for the fiscal year ended September 30, 2023 due to the decrease of professional service fees relating to our planned Hong Kong public listing efforts.

Gains (losses) on disposal of property and equipment

Our gains on disposal of property and equipment amounted to HK$3.9 million for the fiscal year ended September 30, 2021. Our losses on disposal of property and equipment amounted to HK$1.9 million for the fiscal year ended September 30, 2022.

Our losses on disposal of property and equipment decreased by HK$1.4 million, or 73.9%, from HK$1.9 million for the fiscal year ended September 30, 2022 to HK$0.5 million for the fiscal year ended September 30, 2023. The decrease was mainly due to the fact that, during the years ended September 30, 2022, certain customers who leased the equipment under operating lease arrangements decided to terminate the leasing arrangements with the Group. This was mainly triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 with a granting budget of HK$300 million, which subsidizes the procurement of screening equipment including X-ray machines and explosive trace detection equipment adopted under the regulated air cargo screening facilities scheme to encourage the adoption of technology by the logistics sector for enhancing efficiency and productivity. Such activities resulted in the disposal of equipment for leasing of HK$1.9 million. No such event occurred during the year ended September 30, 2023.

Other income

Our other income increased by HK$2.4 million, or 196.2%, from HK$1.2 million for the fiscal year ended September 30, 2021 to HK$3.6 million for the fiscal year ended September 30, 2022. The increase was mainly due to the increase in government grants received in relation to COVID-19 from HK$0.7 million for the fiscal year ended September 30, 2021 to HK$3.3 million for the fiscal year ended September 30, 2022.

Our other income decreased by HK$2.1 million, or 59.6%, from HK$3.6 million for the fiscal year ended September 30, 2022 to HK$1.4 million for the fiscal year ended September 30, 2023. The decrease was mainly due to the decrease in government grants received in relation to COVID-19 from HK$3.3 million for the fiscal year ended September 30, 2022 to HK$0.4 million for the fiscal year ended September 30, 2023.

Finance expenses

Our finance expenses decreased by HK$0.1 million, or 66.1%, from HK$0.2 million for the fiscal year ended September 30, 2021 to HK$0.1 million for the fiscal year ended September 30, 2022. The decrease was mainly due to full repayment of bank borrowings during the fiscal year ended September 30, 2021.

Our finance expenses maintained at HK$0.1 million for the fiscal years ended September 30, 2022 and 2023.

Other expenses

Our other expenses were nil, HK$0.1 million, and nil for the years ended September 30, 2021, 2022, and 2023, respectively.

Income tax expenses

Our income tax expenses decreased by HK$1.1 million, or 36.0%, from HK$3.1 million for the fiscal year ended September 30, 2021 to HK$2.0 million for the fiscal year ended September 30, 2022. The decrease was mainly due to a balancing charge imposed upon the disposal of equipment for leasing during the fiscal year ended September 30, 2021. According to the Inland Revenues Ordinance in Hong Kong, a balancing charge arises when machinery or plant is sold and the disposal proceeds exceed the reducing value for the purpose of Hong Kong Profits Tax.

Our income tax expenses increased by HK$0.3 million, or 18.6%, from HK$2.0 million for the fiscal year ended September 30, 2022 to HK$2.3 million for the fiscal year ended September 30, 2023. The increase was mainly due to increase in income before income tax.

Net income

As a result of the foregoing, our net income increased by HK$2.2 million, or 37.0%, from HK$6.0 million for the fiscal year ended September 30, 2021 to HK$8.2 million for the fiscal year ended September 30, 2022. Our net income margin increased from 5.1% for the fiscal year ended September 30, 2021 to 6.0% for the fiscal year ended September 30, 2022.

As a result of the foregoing, our net income increased by HK$1.6 million, or 18.8%, from HK$8.2 million for the fiscal year ended September 30, 2022 to HK$9.8 million for the fiscal year ended September 30, 2023. Our net income margin maintained at 6.0% for the fiscal years ended September 30, 2022 and 2023.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our use of cash primarily related to operating activities and capital expenditure. We have historically financed our operations primarily through a combination of cash flows generated from our operations and proceeds from bank borrowings.

We had cash and cash equivalents of HK$31.1 million, HK$25.2 million, and HK$16.4 million as of September 30, 2021, 2022, and 2023, respectively. Our working capital was approximately HK$42.6 million as of September 30, 2023. The cash and cash equivalents disaggregated by currency denomination are as follow:

	As of September 30, 2021		As of September 30, 2022		As of September 30, 2023
	Amount	HK$ equivalent	Amount	HK$ equivalent	Amount	HK$ equivalent
Cash and cash equivalents:
HK$	28,696,780	28,696,780	23,094,209	23,094,209	14,430,523	14,430,523
EUR	163,811	1,520,950	99,766	769,721	182,238	1,506,997
US$	4,137	32,142	16,127	126,587	11,989	93,867
GBP	12,145	129,288	54,110	474,305	38,592	368,736
RMB	587,815	701,192	654,211	720,221	-	-
Others	73	621	73	587	-	-
Total		31,080,973		25,185,630		16,400,123

In managing our liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations and mitigate the effects of unexpected fluctuations in cash flows. We regularly monitor the repayment dates of financial liabilities, including trade and notes payables, other payables and accrued charges, etc. to match with financial resources available to us from time to time. We manage liquidity risk by maintaining adequate financial resources, including existing cash and bank balances and operating cash flows.

We currently expect that there will not be any material change in the sources and uses of cash, except that we would have additional cash outflow for payment of listing expenses.

Cash flows

The following table sets forth a summary of our consolidated cash flows for the fiscal years indicated:

		For the years ended September 30,			Change between the years ended September 30, 2022 and 2023
	2021	2022	2023	2023	Amount	%
	HK$	HK$	HK$	US$	HK$
Net cash provided by (used in) operating activities	18,583,165	4,453,913	(13,540,058)	(1,729,409)	(17,993,971)	(404.0)
Net cash provided by (used in) investing activities	14,869,866	(2,250,000)	(112,163)	(14,326)	(2,137,837)	(95.0)
Net cash (used in) provided by financing activities	(16,552,193)	(8,071,760)	4,788,172	611,571	12,859,932	159.3
Effects of exchange rate changes on cash and cash equivalents	(20,302)	(27,496)	78,542	10,032	106,038	385.6
Net increase (decrease) in cash and cash equivalents	16,880,536	(5,895,343)	(8,785,507)	(1,122,132)	2,890,164	49.0
Cash and cash equivalents at the beginning of the years presented	14,200,437	31,080,973	25,185,630	3,216,843	(5,895,343)	(19.0)
Cash and cash equivalents at the end of the years presented	31,080,973	25,185,630	16,400,123	2,094,711	(8,785,507)	(34.9)

Operating activities

For the year ended September 30, 2021, our net cash provided by operating activities of HK$18.5 million was primarily attributable to (i) net income of HK$6.0 million, adjusted for depreciation of property and equipment and ROU assets of HK$2.8 million and HK$1.3 million, respectively, gain on disposal of property and equipment of HK$3.9 million, and deferred tax of HK$1.1 million; (ii) a decrease of inventories of HK$3.5 million, due to utilization of inventories triggered by an increase in sales activities; (iii) an increase of contract liabilities of HK$14.8 million, triggered by an increase in revenues; and (iv) an increase of income tax payable of HK$3.6 million, due to an increase in assessable profits, net off with (v) a decrease of contract assets of HK$2.2 million due to issuance of invoices upon completion of jobs; and (vi) a decrease of trade and notes payables of HK$1.7 million due to settlement made.

For the fiscal year ended September 30, 2022, our net cash provided by operating activities of HK$4.5 million was primarily attributable to (i) net income of HK$8.2 million, adjusted for depreciation of property and equipment and ROU assets of HK$2.3 million and HK$1.3 million respectively, losses on disposal of property and equipment of HK$1.9 million, and deferred tax of HK$0.4 million; (ii) an increase of trade receivables of HK$6.6 million, offset by (iii) a decrease of contract liabilities of HK$2.8 million triggered by increase in revenues; and (iv) an decrease of income tax payable of HK$1.7 million, due to settlement of income tax.

For the fiscal year ended September 30, 2023, our net cash used in operating activities of HK$13.5 million was primarily attributable to (i) net income of HK$9.8 million, adjusted for depreciation of property and equipment and ROU assets of HK$1.9 million and HK$0.7 million respectively, and provision for allowance for doubtful accounts of HK$8.6 million; (ii) an increase of inventories, trade receivables, and prepaid expenses and other current assets of HK$18.2 million, HK$19.6 million, and HK$2.9 million; and (iii) a decrease of income tax payable of HK$1.4 million, due to settlement of income tax; offset by (iv) an increase of trade and notes payables of HK$13.6 million.

We identified several material changes of assets and liabilities as below:

Trade receivables, net decreased by HK$6.7 million, or 22.0%, from HK$30.4 million as of September 30, 2021 to HK$23.7 million as of September 30, 2022. The decrease of trade receivables was mainly attributable to the improvement in credit control and collection. Credit terms of our trade receivables were generally between 0 to 90 days for the years ended September 30, 2021 and 2022.

Inventories increased by HK$4.8 million, or 26.4%, from HK$17.9 million as of September 30, 2021 to HK$22.7 million as of September 30, 2022. The increase of inventories was mainly due to an increase in work-in-progress since there are more ongoing projects and thus more project costs being incurred and transferred to work-in-progress.

Trade payables decreased by HK$2.4 million, or 42.8%, from HK$5.6 million as of September 30, 2021 to HK$3.2 million as of September 30, 2022. The decrease was due to payment procedures improvement contributing an acceleration in the payment cycle.

Contract liabilities decreased by HK$2.9 million, or 9.5%, from HK$30.1 million as of September 30, 2021 to HK$27.2 million as of September 30, 2022. It was mainly due to the recognition of revenues by utilizing the prepayment received from customers.

Trade receivables, net increased by HK$11.3 million, or 47.6%, from HK$23.7 million as of September 30, 2022 to HK$35.0 million as of September 30, 2023. The increase of trade receivables was mainly attributable to increase in revenues during the fiscal year ended September 30, 2023.

Inventories increased by HK$18.2 million, or 80.3%, from HK$22.7 million as of September 30, 2022 to HK$40.9 million as of September 30, 2023. The increase of inventories was mainly due to an increase in work-in-progress since there are more ongoing projects and thus more project costs being incurred and transferred to work-in-progress. The increase is in line with the increase in revenues.

Trade payables increased by HK$12.9 million, or 407.3%, from HK$3.2 million as of September 30, 2022 to HK$16.1 million as of September 30, 2023. The increase was due to recognition of costs of revenues triggered by increased revenues.

Contract liabilities decreased by HK$4.5 million, or 16.4%, from HK$27.2 million as of September 30, 2022 to HK$22.7 million as of September 30, 2023. The decrease was mainly due to the recognition of revenues by utilizing the prepayment received from customers.

Investing activities

During the year ended September 30, 2021, our net cash provided by investing activities was HK$14.9 million which was attributable to proceeds from disposal of property and equipment of HK$17.8 million, net off with the purchase of equipment of HK$2.9 million.

During the year ended September 30, 2022, our net cash used in investing activities was HK$2.3 million, which was primarily attributable to the purchase of equipment and intangible assets.

During the year ended September 30, 2023, our net cash used in investing activities was HK$0.1 million, which was primarily attributable to the purchase of and proceeds from disposal of equipment.

Financing activities

For the year ended September 30, 2021, our net cash used in financing activities was HK$16.6 million, which was primarily attributable to (i) payment for dividends of HK$17.0 million; (ii) repayment for long-term bank loans of HK$4.9 million; (iii) repayment to related parties of HK$2.9 million for settling the balance due, offset by (iv) proceeds from capital contribution of HK$8.0 million.

For the year ended September 30, 2022, our net cash used in financing activities was HK$8.1 million, which was primarily attributable to the payment for dividends of HK$8.0 million.

For the year ended September 30, 2023, our net cash provided by financing activities was HK$4.8 million, which was primarily attributable to the capital contribution by a shareholder.

Our subsidiary, Shine Union, has banking facilities of HK$20.0 million with a commercial bank in Hong Kong. As of September 30, 2021, 2022, and 2023, Shine Union had utilized HK$2.0 million, HK$2.9 million, and HK$3.5 million, respectively. The unutilized banking facilities were HK$18.0 million, HK$17.1 million, and HK$16.5 million as of September 30, 2021, 2022, and 2023, respectively.

Contingencies

Severance Payment and Long Service Payment

The Employment Ordinance of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The Employment Ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of September 30, 2021, 2022, and 2023, we estimated our long service payment to be HK$0.9 million, HK$1.0 million, and HK$1.0 million, respectively. The provisions for long service payment as at September 30, 2021, 2022, and 2023 have been reflected in our balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since we have no plan to dismiss any staff due to redundancy, and therefore consider the possibility of meeting the criteria of making severance payment to be remote.

Legal Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2021, 2022, and 2023, and through the issuance date of the consolidated financial statements.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Material Cash Requirements

Our material cash requirements as of September 30, 2021, 2022 and 2023 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal years ended September 30, 2021, 2022, and 2023, our capital expenditures were HK$2.9 million, HK$2.3 million, and HK$1.4 million, respectively, which primarily related to acquisition of equipment, and computer software. We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2023:

	Payments due by period
	Total	Within one year	Within 1 – 2 years
	HK$	HK$	HK$
Operating lease payment – short-term leases	521,065	521,065	-
Operating lease payment – leases with lease term of more than 12 months	271,200	209,600	61,600
Non-cancellable purchase contracts	9,296,574	9,296,574	-
Total	10,088,839	10,027,239	61,600

The following table sets forth our contractual obligations as of September 30, 2022:

	Payments due by period
	Total	Within one year	Within 1 – 2 years	Over 2 years
	HK$	HK$	HK$	HK$
Operating lease payment – short-term leases	494,600	494,600	—	—
Operating lease payment – leases with lease term of more than 12 months	589,000	551,000	38,000	—
Non-cancellable purchase contracts	8,988,703	8,988,703	—	—
Total	10,072,303	10,034,303	38,000	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2022 and 2023.

Item 5.C. Research and Development, Patents and Licenses, etc.

We believe that effective research and development is essential to maintaining our competitive position in the market. Some of our employees in the project and engineering department have also been performing the following research and development functions in addition to their daily project management responsibilities:

●	improving existing development processes to increase operational and development efficiency, with an aim to reduce operational and development costs;

●	providing solutions to technical difficulties arising from operations and development processes; and

●	gathering market intelligence and closely monitoring the technological trends in our industry globally.

As of the date of this annual report, we do not possess a formal research and development department. We have three employees in the project and engineering department who also serve the research and development functions on an as-needed basis. During the fiscal years ended September 30, 2022 and 2023, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities (such as equipment compatibility testing services), amounted to HK$200,028 and nil, respectively.

The relevant research and development work is conducted in response to various customers’ requirements and specifications, but is not capitalized as all relevant products were ultimately delivered to customers. We are of the view that having the ability to develop new technological solutions relating to security systems will benefit our future development for the purposes of implementation of our projects undertaken.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management.

As of the date of this annual report, we have registered a total of 3 trademarks and 3 domain names in Hong Kong, including the domain names of our operating websites, www.sugroup.com.hk, www.shineunion.com.hk and www.fortune-jet-mgt.com.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. See “Item 3 – 3.D. Risk Factors — Risks Related to Our Business and Industry — Any failure to maintain effective quality assurance system could have a material adverse effect on our reputation, business and operations.”

During the fiscal years ended September 30, 2022 and 2023, and up to the date of this annual report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

Item. 5.D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended September 30, 2021, 2022 and 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Item 5.E. Critical Accounting Policies and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 2 to the consolidated financial statements included elsewhere in this annual report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) Trade receivables, net; (ii) Revenue recognition; (iii) Leases; and (iv) Income tax.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for doubtful accounts

In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial condition of the customers. Management reviews its receivables on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for doubtful accounts amounted to HK$14,000, HK$44,000, and HK$8,347,208 as of September 30, 2021 and 2022, and 2023, respectively.

Transaction price allocation of security-related engineering services

We offer security-related engineering services to customers, and sign project contracts with them. The contracts typically comprise one or multiple arrangements, such as: (i) supplies of security systems and products, provision of installation, and related maintenance services; (ii) supplies of security systems and products only; or (iii) maintenance services only.

We determine whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

We have identified that the supply of security systems and products with the installation services are a combined performance obligation, as they are interdependent and interrelated services as one promise to the customer. We also determine that the related maintenance services are distinct and represent a separate performance obligation.

The transaction price of a contract containing multiple performance obligations is allocated to the separate performance obligations on a relative standalone selling price basis, which is determined using observable inputs, such as standalone sales of the maintenance services and historical contract pricing. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

We recognize revenues when (or as) it satisfies the performance obligation by transferring a promised product and/or service to a customer. Revenues from supplying security systems and products and installation services are recognized at a point in time when the legal title and control of the products and services has been transferred, being when the products and services are delivered, and accepted by the customer, there is no unfulfilled obligation that could affect the customer’s acceptance of the products and services, and it is highly probable that a significant reversal will not occur. We recognize revenues from the maintenance services ratably over the term of the arrangement, because the customer simultaneously receives and consumes the benefits provided by us.

Leases

We adopted ASC 842 effective October 1, 2020.

Lease classification for leases under which we are a lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to us at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Lease classification for leases under which we are a lessee is evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement we record a lease liability which is measured as the present value of the lease payments and a ROU asset which is measured as the amount of the lease liability and any initial direct costs incurred. We apply the rate implicit in the lease, if available, as a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, we use a discount rate reflective of the incremental borrowing rate. In the consolidated statements of income, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

Leases — we as lessor

Our lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by us in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the consolidated statements of income over the lease term on the same basis as equipment leasing income. See Note 2(s) of our audited consolidated financial statements included elsewhere in this annual report for the accounting policy for revenues from equipment rental services.

Leases — we as lessee

We own leasehold land in Hong Kong and lease training center, offices, workshops, warehouse, and carparking spaces, which are classified as operating leases in accordance with ASC 842. Under ASC 842, we as a lessee are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, we recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU asset as of September 30, 2021 and 2022, and 2023.

We elected the practical expedient to account for leases with lease terms which end within twelve months of the initial date of application as a short-term lease. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recorded deferred tax assets of HK$1,242 and HK$1,418,419, net of valuation allowance of nil and nil, as of September 30, 2022 and 2023, respectively.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of Income tax are classified as income tax expense in the period incurred. For both the years ended September 30, 2021, 2022 and 2023, the amount of penalties and interests incurred related to underpayment of income tax was nil. Hong Kong Profits Tax returns filed in 2018 to 2023 are subject to examination by any applicable tax authorities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Officers

The following table sets forth information regarding our directors and officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and officers is that of our principal executive office at Unit 01 – 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Directors and Officers	Age	Position/Title
Mr. Chan Ming Dave	57	Chairman of the board of directors and Chief Executive Officer
Mr. Kong Wing Fai	42	Director, Company Secretary, and Chief Financial Officer
Mr. Koo Lon Tien	57	Chief Operating Officer
Mr. To Hoi Pan	50	Independent Director
Mr. Mark Allen Brisson	57	Independent Director
Ms. Tse Sui Man	34	Independent Director

Mr. Chan Ming Dave has served as our Chief Executive Officer since April 2021 and as our Chairman of the board of directors since July 2021. Mr. Chan is currently managing director of Shine Union and Fortune Jet. He was appointed as a director of Shine Union and Fortune Jet in March 2006 and August 2019, respectively. Mr. Chan also serves as a director of our investment holding company, SU Investment, since November 2019. As the founder of our company, Mr. Chan has over 39 years of experience in security-related engineering services industry. Mr. Chan is mainly responsible for overseeing the operation, business development and strategic planning of our company. From January 2018 to September 2020, Mr. Chan served as a director of Hong Kong Cargo Screening Services Co., Limited, which principally engaged in cargo screening for air freight. From January 2002 to July 2015, Mr. Chan was a director of General System Engineering Limited, which principally engaged in installation and maintenance of sliding gate. From 1997 to 1999, Mr. Chan engaged in security-related engineering business principally under the business name of “General System (H.K.) Co.” From September 1984 to August 1997, Mr. Chan worked in various companies engaging in design, supply, installation and/or maintenance of security systems, such as traffic and pedestrian systems, and sale of security-related components and building materials, principally responsible for sales, marketing, and management. Mr. Chan obtained a Technical Diploma in Electrical Engineering from Aberdeen Technical School in Hong Kong in October 1983.

Mr. Kong Wing Fai has served as our director, company secretary and Chief Financial Officer since April 2021. Mr. Kong has served as a director of our investment holding company, SU Investment, since April 2022. Mr. Kong has served as the general manager of Fortune Jet since August 2019, principally responsible for managing the day-to-day operations of Fortune Jet. Mr. Kong joined Shine Union in October 2018 and is currently general manager of Shine Union, mainly responsible for the operational management, financial management and corporate governance of Shine Union. Mr. Kong has over 18 years of experience in security-related engineering services industry and has extensive experience in financial management and corporate governance. From September 2005 to September 2018, Mr. Kong worked at Chubb Hong Kong Limited, a company engaged in design, integration and installation of security and fire safety systems. With his last position as a senior manager in the electronic security division, Mr. Kong was mainly responsible for general management, financial planning and analysis and corporate governance. Mr. Kong was admitted as a member and a fellow member of the Association of Chartered Certified Accountants in February 2012 and February 2017, respectively. He was also admitted as a member of the Hong Kong Institute of Facility Management in December 2022, as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants in May 2019 and as an associate member of the BEAM Society Limited in April 2018. In addition, he is currently a member of the Chartered Professional Accountants of British Columbia, Canada. Mr. Kong obtained a degree of Bachelor of Arts with Honors in Finance with Mathematics with first class honors from the University of Stirling in the United Kingdom in June 2005.

Mr. Koo Lon Tien has served as our Chief Operating Officer since February 2023. Mr. Koo has served as marketing director for Shine Union since April 2021 and served as marketing manager for Shine Union from September 2004 to March 2021, providing strategic plans and sales and marketing/relationship management. Mr. Koo has over 30 years of experience in engineering and manufacturing and corporate management and he has worked in different companies engaging in sales and manufacturing of engineering systems and electronic components. From March 1993 to October 2022, Mr. Koo served as director of Asean Limited, a Hong Kong trading company specialized in security engineering products. From May 2004 to November 2020, Mr. Koo worked at Precision International Holdings Ltd., a private Hong Kong company specializing in customized electronic transformers and inductors, where he served as operations manager from May 2004 to December 2007, director from January 2008 to December 2012, legal representative of China facility from January 2018 to November 2020, and general manager from January 2008 to November 2020. From January 2008 to March 2017, Mr. Koo served as director of Schott Holdings Ltd., the former holding company of Precision International Holdings Ltd. Mr. Koo obtained a degree of Bachelor of Engineering in Mechanical Engineering from The Polytechnic of Central London in the United Kingdom in June 1989.

Mr. To Hoi Pan has served as our director since December 29, 2023, when our registration statement on Form F-1 was declared effective by the SEC. Since July 2015, Mr. To has served as company secretary and Chief Financial Officer of, and, since March 2017, as Executive Director of Amuse Group Holding Limited (HKG: 8545), a company specializing in the design, marketing, and distribution of toys. From May 2013 to June 2015, Mr. To served as Chief Financial Officer of China Internet Investment Finance Holdings Ltd. (HKG: 0810) (formerly known as Opes Asia Development Limited), a Hong Kong public company engaged in investing in equity and debt instruments of public and private companies in Hong Kong. From July 2011 to February 2013, Mr. To served as a consultant at Timex Corporate Consulting Limited, a provider of financial, accounting and secretarial services in Hong Kong. From April 2004 to June 2011, Mr. To served as an accounting manager at China Everbright Water Limited (formerly known as Bio-Treat Technology Limited), a company specializing in wastewater treatment in mainland China. Mr. To obtained a degree of Bachelor of Commerce in Accountancy from University of Wollongong in Australia in December 1999. Mr. To is currently a certified practising accountant of the CPA Australia and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Mr. Mark Allen Brisson has served as our director since December 29, 2023, when our registration statement on Form F-1 was declared effective by the SEC. Since December 2020, Mr. Brisson has been a consultant in the Electronic Security and Life Safety segment and a Director of Kaizntree Hong Kong Limited, a small business inventory management software company. From December 2016 to November 2020, Mr. Brisson served as President of Chubb Fire and Security (Australia and New Zealand), an international provider of security and fire safety products and solutions. From December 2013 to December 2016, Mr. Brisson served as President of Building & Industrial Services divisions of United Technologies Corporation (Australia and New Zealand), including Chubb Field business, Otis Elevators, Carrier HVAC and Fire and Security Products. From May 2010 to December 2013, Mr. Brisson served as President of the divisions of Chubb Cash in Transit, Fire Systems Installation, Fire Service, Electronic Security, Monitoring and Security products of the United Technologies Corporation (Australia and New Zealand), an international provider of security and fire safety products and solutions. From June 2006 to April 2010, Mr. Brisson served as Managing Director of the UTC Fire and Security in Hong Kong, Macau, Taiwan and Guangdong. From December 2004 to June 2006, Mr. Brisson served as a general manager of Chubb Hong Kong Electronic Security, an international supplier of fire safety and security solutions. Mr. Brisson obtained a degree of Bachelor of Arts in Political Science from Simon Fraser University in Canada in 1989. Mr. Brisson is a Fellow of the Hong Kong Institute of Directors.

Ms. Tse Sui Man has served as our director since December 29, 2023, when our registration statement on Form F-1 was declared effective by the SEC. From September 2017 to February 2023, Ms. Tse served as the financial controller and company secretary of Altus Holdings Limited (HKG: 8149), an investment holding company in Hong Kong specializing in proprietary investments and advisory and consulting. From August 2016 to September 2017, Ms. Tse served as group financial analyst for Jardine Schindler Group, an elevator and moving walks manufacturing company in Hong Kong. From December 2013 to August 2016, Ms. Tse worked at PricewaterhouseCoopers (Hong Kong) and her last position was audit senior associate. From September 2012 to December 2013, Ms. Tse worked as audit associate at Deloitte Touche Tohmatsu (Hong Kong). Ms. Tse obtained a degree of Bachelor of Arts in Accountancy and Management Information System from the City University of Hong Kong in Hong Kong in June 2012. Ms. Tse is currently a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, officers or other person pursuant to which such person was selected to serve as a director or officer.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6.B. Compensation

For the fiscal years ended September 30, 2022 and 2023, we paid an aggregate of HK$3.5 million and HK$4.0 million, respectively, in cash (including salaries and mandatory provident fund contributions) to our directors and officers. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or officers to provide benefits upon termination of employment. As of the date of this annual report, we are in compliance with all relevant laws and regulations regarding such benefits.

Outstanding Equity Awards at Fiscal Year-End

We do not have any outstanding equity awards.

Employment Agreements

Each of Mr. Chan Ming Dave, Mr. Kong Wing Fai and Mr. Koo Lon Tien has entered into an executive officer service agreement with our Company on November 21, 2023, the form of which is attached as an exhibit to this annual report. The terms and conditions of such executive officer service agreements are similar in all material respects. Each executive officer service agreement is for an initial term of one year and shall continue thereafter until terminated by our Company or our director/executive officer, each giving to the other at least two months’ prior written notice or otherwise in accordance with the terms thereof. Under the executive officer agreements, the initial annual salary of each executive officer is as follows:

Mr. Chan Ming Dave	HK$	1,329,720
Mr. Kong Wing Fai	HK$	1,079,160
Mr. Koo Lon Tien	HK$	707,760

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee. Mr. To Hoi Pan, Mr. Mark Allen Brisson and Ms. Tse Sui Man serve as members of our Audit Committee with Ms. Tse Sui Man serving as the chairperson of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Tse Sui Man qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee. Mr. To Hoi Pan, Mr. Mark Allen Brisson and Ms. Tse Sui Man serve as members of our Compensation Committee with Mr. Mark Allen Brisson serving as the chairman of the Compensation Committee.  All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act.  The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Mr. To Hoi Pan, Mr. Mark Allen Brisson and Ms. Tse Sui Man serve as members of our Nominating and Corporate Governance Committee, with Mr. To Hoi Pan serving as the chairman of the Nominating and Corporate Governance Committee.  All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act.  The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. Our amended and restated memorandum and articles of association provides that following such disclosure and subject to any special requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum of the meeting. You should refer to “Description of Securities” in the exhibit attached to this annual report, for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of January 29, 2024, we had 405 employees. Out of the 405 employees, 257 are full-time and 148 are part-time employees, who are all based in Hong Kong. We maintain a certain number of part-time employees in relation to our security guarding and screening services to satisfy ad-hoc or urgent work requests from our customers without relying on subcontractors or external manpower supply companies. Having performed screening procedures in advance at the time of recruitment, we are also able to ensure the consistent delivery of quality services.

	As of January 29, 2024
Functions	Number	Percentage
Management	5	1.2%
Sales and Marketing	8	2.0%
Project and Maintenance	55	13.6%
Security Guarding	276	68.1%
Screening	34	8.4%
Administration and Human Resources	19	4.7%
Accounting and Finance	8	2.0%
Total	405	100.0%

Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services was 57.0% and 61.3% for the fiscal years ended September 30, 2022 and 2023, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong.

Recruitment is competitive in the security-related engineering services industry, especially for operational staff. On the other hand, the security guarding and screening businesses are labor intensive industries. Accordingly, we believe our continued success depends in part upon our ability to maintain a stable team of operational workforce to deliver consistent and quality services to our customers.

Our recruitment policy is based on a number of factors including the level of knowledge and experience we require from our staff. We believe we are able to hire suitable candidates in the market by offering attractive remuneration packages, including competitive salary and promotion prospects, to our employees. Our human resources department is responsible for recruiting our employees from the open market, through publication of job advertisements and referrals from our existing employees. We enter into employment contracts with all of our employees (full-time and part-time employees) which set out terms such as remuneration and confidentiality requirements. In relation to employees in the security guarding and screening services, the employment contracts would generally include scope of work and work hours as well.

We offer attractive remuneration packages and career development opportunities to maintain employee loyalty and retention. Salary levels of our employees are reviewed annually based on their performance and market conditions. We have also implemented a discretionary bonus system for awarding bonus to employees with good performance.

Our remuneration package for our employees generally includes salary and/or discretionary bonus. Our employees also receive welfare benefits, including medical care and training sponsorship. We participate in and provide contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong).

Work safety training is provided to our operational staff. From time to time, we also invite suppliers to give training on their new products to our staff engaging in the security-related engineering services. In addition, we provide sponsorship to employees for attending relevant courses and acquiring relevant industry qualifications.

We believe that we have maintained a good relationship with our employees. During the fiscal years ended September 30, 2021, 2022 and 2023, and up to the date of this annual report, we have complied with the applicable employment and labor laws and regulations in all material respects, and we have not experienced any material labor disputes with our employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. Holders of our ordinary shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to applicable community property laws.

As of January 29, 2024, we had 1,520,000 ordinary shares outstanding that were held by record holders in the United States, representing approximately 11.5% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number	%
5% or Greater Shareholders:
Exceptional Engineering Limited(3)	8,422,800	63.6%
Directors, Director Nominees, and Officers
Mr. Chan Ming Dave(4)	9,016,800	68.1%
Mr. Kong Wing Fai	120,000	0.9%
Mr. Koo Lon Tien	523,200	3.9%
Mr. To Hoi Pan	—	—
Mr. Mark Allen Brisson	—	—
Ms. Tse Sui Man	—	—
All directors and officers as a group (6 persons)	9,660,000	72.9%

(1)	Except as otherwise indicated below, the business address of our directors and officers is Unit 01 – 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(2)	Applicable percentage of ownership is based on 13,250,000 ordinary shares outstanding as of the date of this annual report.

(3)	The registered address of Exceptional Engineering Limited, a British Virgin Islands company, is Craigmuir Chamber, Road Town, Tortola, VG 1110, British Virgin Islands. 8,422,800 ordinary shares are directly held by Exceptional Engineering Limited, of which Mr. Chan Ming Dave is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(4)	Mr. Chan Ming Dave, our Chairman of the board of directors and Chief Executive Officer, is the sole shareholder of Exceptional Engineering Limited and DC & Partners Incorporation Limited and holds the voting and dispositive power over the ordinary shares held by such entities.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6.E.- Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Compensation of Directors and Officers,” we describe below the related party transactions of our company and our subsidiaries that occurred during the past two full fiscal years, and up to the date of this annual report.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are our related party transactions that occurred since the beginning of our preceding two fiscal years up to the date of this annual report.

Amounts due from related parties

Amounts due from related parties represented current accounts with related parties, which are used for daily operations, as follows:

	As of September 30,
	2022	2023
	HK$	HK$
Exceptional Engineering Limited	15,210	—
Ms. Yam Fung Yee Carrie*	7,600	—
	22,810	—

*	Ms. Yam Fung Yee Carrie is Mr. Chan Ming Dave’s family member.

Amount due to a related party

Amount due to a related party represented a current account with a related party, which is used for daily operations, as follows:

	As of September 30,
	2022	2023
	HK$	HK$
Mr. Chan Ming Dave	195,958	—

Leases from related parties

The Group has various agreements for the leases of office, workshops and warehouse owned by Mr. Chan Ming Dave and/or Ms. Yam Fung Yee Carrie. The terms of the agreements in effect as of the date of this annual report state that the Group will continue to lease the properties at a monthly rent of HK$70,500 in total with annual rental expenses at HK$846,000 in total.

The details of leases from related parties in effect as of the date of this annual report are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2023	March 31, 2024	37,500
Shine Union	Mr. Chan Ming Dave	April 1, 2023	March 31, 2024	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2023	March 31, 2024	20,000

The lease expenses charged by the above related parties during the years ended September 30, 2022 and 2023 was HK$829,600 and HK$899,970, respectively.

As of September 30, 2022 and 2023, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie provided guarantee for the banking facilities of a subsidiary.

Capital contributions

During the year ended September 30, 2023, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$4,961,320 to the Company.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

During the years ended September 30, 2021, 2022, and 2023, the Group declared dividends to its shareholder of HK$17.0 million, HK$8.0 million, and nil, respectively. The dividends were settled on July 30, 2021 and August 1, 2022. We do not anticipate paying any dividends on SU Group’s ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

8.B No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

SU Group’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “SUGP.” The shares began trading on January 24, 2024 on the Nasdaq Capital Market. The closing price for the ordinary shares was $3.52 on January 26, 2024.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

SU Group’s ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “SUGP.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issuer

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

The share capital of the Company consists of ordinary shares. As of the date of this annual report, our authorized share capital is HK$7,500,000 divided into 750,000,000 shares of par value HK$0.01 each. As of the date of this annual report, 13,250,000 ordinary shares were issued and outstanding.

Ordinary Shares

General. As of the date of this annual report, our authorized share capital is HK$7,500,000 divided into 750,000,000 shares of par value HK$0.01 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with our memorandum and articles of association.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit and/or share premium account, provided that in no circumstances may a dividend be paid out of the above premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ votes, each fully paid ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Any ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association, changing the name of the Company, a reduction of our share capital, or the winding up of our company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date (if any) for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by our board of directors. A general meeting or any class meeting may also be held by means of such telephone, electronic, or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Unless certain requirements are met to allow shorter notice for the convening of a general meeting, advance notice of at least fourteen clear days is required for the convening of our annual general meeting (if any) and any extraordinary general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued voting shares in our company throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine. The period of 30 days may be extended for a further period or periods not exceeding 30 days in respect of any year if approved by the shareholders by ordinary resolution.

Winding Up; Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Act and our memorandum and articles of association permit us to purchase our own shares. In accordance with articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board of directors.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our memorandum and articles of association has provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more classes of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things.

●	the designation of the series

●	the number of shares of the series

●	the dividend rights, dividend rates, conversion rights, voting rights, and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The existence of authorized but unissued and unreserved shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Further, shareholders will have no right under the memorandum and articles of association to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship, or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (As Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution;

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which our company collects, processes and maintains personal data about investors of our company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The company is committed to processing personal data in accordance with the DPA. In its use of personal data, our company will be characterized under the DPA as a “data controller,” whilst certain of our company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the company and certain of the company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request; (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which we are subject; or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by us for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including: (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by shareholders representing three-fourths in value of each class of shares or a majority in number of each class of creditors who must in addition represent three-fourths in value of each class (as the case may be) with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit, in the absence of fraud or willful default, indemnification of officers and directors for costs, losses, damages and expenses, which such director or officers may incur or become liable in respect of by reason of any contract entered into or act or thing done by him as such director and officer in any way in or about the execution of his duties incurred in connection with legal, administrative or investigative proceedings incurred in their capacities as such. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service (“IRS”). Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of a procedure for obtaining an exemption from backup withholding in their particular circumstances.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with our articles of association and the Companies Act and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

Hong Kong

There are currently no exchange control regulations in Hong Kong applicable to us or our shareholders.

10.E. Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 24, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding, in whole or in part of, any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong laws is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Inland Revenue Department of the Hong Kong Government, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for assessable profits earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits of the first HK$2.0 million and 16.5% for any assessable profits in excess of HK$2.0 million.

Our Group’s Hong Kong subsidiaries are subject to Hong Kong profits tax on their assessable profits as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For one of these subsidiaries, the first HK$2.0 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%, while for other subsidiaries, the entire assessable profits are taxed at 16.5%.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	taxpayers subject to the applicable financial statement accounting rules under Section 451(b) of the U.S. Internal Revenue Code;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.sugroup.com.hk. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose to a variety of financial risks: market risks (including interest rate risk and foreign currency risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Financial risk management is carried out by the accounting and finance department under the supervision of the board of directors. The board of directors provides principles for overall risk management.

(a)	Concentration risk

For the years ended September 30, 2021, 2022, and 2023, we are exposed to a concentration risk related to customers and suppliers. One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023. One supplier accounted for 54.1% of our trade and notes payables as of September 30, 2022 and two suppliers accounted for 31.5% and 13.5% of our trade and notes payables as of September 30, 2021. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect our revenues and ability to obtain goods sold to customers in a price advantage and timely manner. If we are unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, we may be unable to satisfy the orders from its customers, which could materially and adversely affect our revenues. See “Item 3. – 3.D. Risk Factor — Risks Related to Our Business and Industry — Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.”

(b)	Interest rate risk

Our income and operating cash flows are substantially independent of changes in market interest rates. The interest rate risk mainly arises from cash and bank balances and borrowings. We may invest the net proceeds that we receive from our IPO in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

As of September 30, 2022 and 2023, we have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

(c)	Foreign currency risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US$, EUR, GBP, and RMB. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, which are dominated in these currencies. Since HK$ is pegged to US$, we believe the exposure of transactions denominated in US$ which are entered into by us to be insignificant. We have not entered into any derivative instruments to hedge its foreign exchange exposures.

As of September 30, 2023, we had EUR-denominated cash and cash equivalents, and trade and notes payables of HK$1.5 million and HK$2.1 million, respectively. We consider that the exposure to foreign exchange risk with respect to EUR as of September 30, 2023 is not significant since the net balance of EUR. As of September 30, 2022, we had EUR-denominated cash and cash equivalents and trade and notes payables of HK$0.8 million and HK$0.4 million, respectively. A 10% depreciation of EUR against HK$ based on the foreign exchange rate on September 30, 2022 would result in a decrease of HK$0.08 million and HK$0.04 million in cash and cash equivalents and trade and notes payables, respectively. A 10% appreciation of EUR against HK$ based on the foreign exchange rate on September 30, 2022 would result in an increase of HK$0.08 million and HK$0.04 million in cash and cash equivalents and trade and notes payables, respectively.

As of September 30, 2022, we had RMB-denominated cash and cash equivalents of HK$0.7 million. A 10% depreciation of RMB against HK$ based on the foreign exchange rate on September 30, 2022 would result in a decrease of HK$0.07 million in cash and cash equivalents. A 10% appreciation of RMB against HK$ based on the foreign exchange rate on September 30, 2022 would result in an increase of HK$0.07 million in cash and cash equivalents.

(d)	Credit risk

Credit risk refers to the risk that the counterparty to a financial instrument would fail to discharge its obligation under the terms of the financial instrument and cause a financial loss to us. Our credit risk mainly arises from trade receivables, contract assets, deposits and other receivables, amount due from related parties and cash and cash equivalents.

We have policies in place to ensure that credit terms are made to customers with an appropriate credit history and we perform periodic credit evaluations of our customers. Our historical experience in collection of trade and other receivables falls within the recorded allowances and the shareholder are of the opinion that adequate provision for uncollectible receivables has been made. Cash and cash equivalents are mainly placed with reputable international financial institutions. There has been no recent history of default in relation to these financial institutions. Our accounting and finance department has policies in place to monitor the exposures to these credit risks on an on-going basis.

(e)	Liquidity risk

Liquidity risk is the risk that we are unable to meet our current obligations. We maintain liquidity by a number of sources including orderly realization of short-term financial assets, receivables and certain assets that we consider appropriate and short-term and long-term financing including short-term and long-term borrowings. We aim to maintain flexibility in funding by utilizing committed credit lines available and interest-bearing borrowings which enable us to continue our business for the foreseeable future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt Securities.

None.

12.B Warrants and Rights.

None.

12.C Other Securities.

None.

12.D American Depositary Shares.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of SU Group’s security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-275705), or the IPO Form F-1, in relation to our initial public offering of 1,250,000 ordinary shares at an offering price of US$4.00 per share. The IPO Form F-1 was declared effective by the SEC on December 29, 2023. Our initial public offering closed on January 26, 2024.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$2.0 million, including underwriting discounts and commissions of approximately US$0.4 million and other expenses of approximately US$1.6 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of SU Group’s ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$3.0 million from our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of SU Group’s ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

(b)	Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. To Hoi Pan, Mr. Mark Allen Brisson and Ms. Tse Sui Man. Our board of directors has determined that Mr. To Hoi Pan, Mr. Mark Allen Brisson and Ms. Tse Sui Man are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. The board of directors has also determined that Ms. Tse Sui Man meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.sugroup.com.hk within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia, respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

		Fiscal Year Ended September 30, 2022		Fiscal Year Ended September 30, 2023
Audit fees*	US$	380,000	US$	315,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies.

On November 21, 2023, we adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company and extends to all activities within and outside an individual’s duties at SU Group. A copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K. Cybersecurity.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-30.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1*	Amended and Restated Memorandum and Articles of Association

2.1*	Description of Securities

4.1	Underwriting Agreement (Incorporated herein by reference to Exhibit 1.1 to the Form 6-K filed on January 29, 2024)

4.2	Underwriters’ Warrants (Incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on January 29, 2024)

4.3	Letter of Acceptance between Shine Union Limited and Customer A, dated September 30, 2021 (Incorporated herein by reference to Exhibit 10.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.4	Distribution Agreement between Shine Union Limited and Supplier A, dated February 1, 2021 (Incorporated herein by reference to Exhibit 10.2 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.5	Form of Employment Agreement by and between the Registrant and its executive officers (Incorporated herein by reference to Exhibit 10.3 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.6	Labor Contract dated March 1, 1999, as amended on October 11, 2022, between Chan Ming Dave and Shine Union Limited (Incorporated herein by reference to Exhibit 10.4 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.7	Labor Contract dated on October 2, 2018 between Kong Wing Fai and Shine Union Limited (Incorporated herein by reference to Exhibit 10.5 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.8	Labor Contract dated on April 1, 2021 between Koo Lon Tien and Shine Union Limited (Incorporated herein by reference to Exhibit 10.6 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.9	Form of Director Offer Letter (Incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on January 29, 2024)

4.10	Tenancy Agreement dated March 23, 2023 by and between Shine Union Limited and Chan Ming Dave (Incorporated herein by reference to Exhibit 10.8 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.11	Tenancy Agreement dated March 23, 2023 by and between Shine Union Limited, as tenant, and Yam Fung Yee Carrie and Chan Ming Dave (Incorporated herein by reference to Exhibit 10.9 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.12	Tenancy Agreement dated March 23, 2023 by and between Shine Union Limited, as tenant, and Yam Fung Yee Carrie and Chan Ming Dave (Incorporated herein by reference to Exhibit 10.10 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.13	Tenancy Agreement dated March 9, 2023 by and between Shine Union Limited and Individual A (Incorporated herein by reference to Exhibit 10.11 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.14	English Translation of the Leasing Agreement dated November 14, 2023 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.12 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.15	Tenancy Agreement dated December 14, 2023 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.13 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.16	Car Park Tenancy Agreement dated December 22, 2022 by and between Fortune Jet Management & Training Co. Limited, as tenant, and Individual B and Individual C (Incorporated herein by reference to Exhibit 10.14 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (Incorporated herein by reference to Exhibit 99.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

11.2*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman.

15.2*	Consent of Watson Farley & Williams LLP

15.3*	Consent of Han Kun Law Offices

97*	Form of Executive Compensation Clawback Policy.

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SU Group Holdings Limited

/s/ Chan Ming Dave
	Name:	Chan Ming Dave
	Title:	Chief Executive Officer

Date: January 31, 2024

SU GROUP HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2021, 2022 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
SU Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SU Group Holdings Limited (the “Company”) as of September 30, 2022 and 2023, the related consolidated statements of income, changes in equity and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, NY
January 31, 2024

SU GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2023	2023
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	25,185,630	16,400,123	2,094,711
Trade receivables, net	23,696,180	34,978,153	4,467,596
Inventories	22,692,161	40,919,214	5,226,420
Prepaid expenses and other current assets	973,791	1,590,259	203,116
Contract assets, net	4,653,025	3,187,403	407,112
Amounts due from related parties	22,810	—	—
Total current assets	77,223,597	97,075,152	12,398,955

Non-current assets
Property and equipment, net	10,723,617	8,405,563	1,073,603
Intangible assets, net	229,880	144,879	18,505
Goodwill	1,271,160	1,271,160	162,359
Deferred offering expenses	1,571,254	3,853,500	492,190
Operating lease right-of-use assets, net	1,449,859	1,113,926	142,277
Investment in key management insurance policy	1,065,480	1,157,520	147,845
Deferred tax assets	1,242	1,418,419	181,168
Total non-current assets	16,312,492	17,364,967	2,217,947
TOTAL ASSETS	93,536,089	114,440,119	14,616,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	3,174,806	16,104,581	2,056,963
Notes payables	2,931,934	3,503,768	447,520
Other payables	2,365,624	2,633,447	336,358
Amount due to a related party	195,958	—	—
Accrued payroll and welfare	8,797,841	8,228,964	1,051,047
Operating lease liabilities – current	541,118	204,156	26,076
Income tax payable	2,446,138	1,058,040	135,139
Contract liabilities	27,225,278	22,748,443	2,905,553
Total current liabilities	47,678,697	54,481,399	6,958,656

Non-current liabilities
Operating lease liabilities – non-current	38,000	61,229	7,820
Other payables – non-current	1,433,190	996,069	127,223
Deferred tax liabilities	1,768,737	1,468,575	187,574
Other liabilities	956,388	1,008,306	128,786
Total non-current liabilities	4,196,315	3,534,179	451,403
Total liabilities	51,875,012	58,015,578	7,410,059

Commitments and contingencies

Shareholders’ Equity
Ordinary shares (par value of HK$0.01 per share; 750,000,000 ordinary shares authorized and 12,000,000 and 12,000,000 ordinary shares issued and outstanding as of September 30, 2022 and 2023, respectively.)*	120,000	120,000	15,327
Shares subscription receivables*	(119,990)	(119,990)	(15,326)
Additional paid-in capital	8,000,000	14,642,029	1,870,158
Retained earnings	32,085,133	41,782,502	5,336,684
Total SU Group Holdings Limited shareholders’ equity	40,085,143	56,424,541	7,206,843
Non-controlling interests	1,575,934	—	—
Total shareholders’ equity	41,661,077	56,424,541	7,206,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	93,536,089	114,440,119	14,616,902

*	Retrospectively restated for effect of the nominal issuance of shares effected on February 27, 2023 and June 20, 2023 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

		For the Years Ended September 30,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Revenues	117,565,797	136,447,442	163,690,966	20,907,484
Cost of revenues	(81,595,840)	(97,220,327)	(115,648,013)	(14,771,182)
Gross profit	35,969,957	39,227,115	48,042,953	6,136,302

Operating expenses
Selling, general and administrative expenses	(31,759,057)	(30,539,155)	(36,805,428)	(4,700,985)
Gains (losses) on disposal of property and equipment	3,932,639	(1,862,704)	(485,957)	(62,069)

Income from operations	8,143,539	6,825,256	10,751,568	1,373,248

Other income (expenses)
Other income	1,207,336	3,576,366	1,445,506	184,628
Finance expenses	(244,202)	(82,843)	(55,080)	(7,035)
Other expenses	—	(96,028)	—	-
Total other income, net	963,134	3,397,495	1,390,426	177,593

Income before income tax expenses	9,106,673	10,222,751	12,141,994	1,550,841
Income tax expenses	(3,084,527)	(1,972,577)	(2,338,850)	(298,730)
Net income	6,022,146	8,250,174	9,803,144	1,252,111
Less: Net income attributable to non-controlling interests	(222,970)	(487,497)	(105,775)	(13,510)
Net income attributable to SU Group Holdings Limited’s ordinary shareholders	5,799,176	7,762,677	9,697,369	1,238,601

Net income per share
Basic and diluted*	0.48	0.65	0.81	0.10
Weighted average number of shares
Basic and diluted*	12,000,000	12,000,000	12,000,000	12,000,000

*	Retrospectively restated for effect of the nominal issuance of shares effected on February 27, 2023 and June 20, 2023 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’	Non- controlling	Total shareholders’
	Share	Amount	receivables*	capital	earnings	equity	interest	equity
		HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2020	11,999,950	119,999	(119,990)	—	43,473,280	43,473,289	955,867	44,429,156
Net income	—	—	—	—	5,799,176	5,799,176	222,970	6,022,146
Ordinary shares issued	50	1	—	8,000,000	—	8,000,001	—	8,000,001
Dividend distribution	—	—	—	—	(16,950,000)	(16,950,000)	(50,000)	(17,000,000)
Balance as of September 30, 2021	12,000,000	120,000	(119,990)	8,000,000	32,322,456	40,322,466	1,128,837	41,451,303
Net income	—	—	—	—	7,762,677	7,762,677	487,497	8,250,174
Dividend distribution	—	—	—	—	(8,000,000)	(8,000,000)	(40,400)	(8,040,400)
Balance as of September 30, 2022	12,000,000	120,000	(119,990)	8,000,000	32,085,133	40,085,143	1,575,934	41,661,077
Net income	—	—	—	—	9,697,369	9,697,369	105,775	9,803,144
Capital contribution	—	—	—	4,961,320	—	4,961,320	—	4,961,320
Transfer upon acquisition of non-controlling interests	—	—	—	1,680,709	—	1,680,709	(1,681,709)	(1,000)
Balance as of September 30, 2023	12,000,000	120,000	(119,990)	14,642,029	41,782,502	56,424,541	—	56,424,541
Balance as of September 30, 2023 (US$)		15,327	(15,326)	1,870,158	5,322,508	7,206,843	—	7,206,843

*	Retrospectively restated for effect of the nominal issuance of shares effected on February 27, 2023 and June 20, 2023 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Years Ended September 30,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income	6,022,146	8,250,174	9,803,144	1,252,111
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of investment in key management insurance policy	(36,315)	(37,868)	(44,108)	(5,634)
Depreciation of property and equipment	2,775,397	2,253,593	1,943,260	248,204
Amortization of intangible assets	56,000	82,583	85,001	10,857
Amortization of operating lease right-of-use assets	1,287,745	1,267,957	666,459	85,124
Provision for allowance for doubtful accounts	3,000	30,000	8,610,248	1,099,747
Deferred tax	(1,119,374)	(420,058)	(1,717,339)	(219,348)
(Gains) Losses on disposal of property and equipment	(3,932,639)	1,862,704	485,957	62,069
Foreign exchange losses (gains) - unrealized	45,827	(28,928)	(205,446)	(26,242)
Changes in operating assets and liabilities
Inventories	(3,473,527)	(4,742,789)	(18,227,053)	(2,328,057)
Trade receivables	(952,674)	6,649,916	(19,585,181)	(2,501,524)
Prepaid expenses and other current assets	(22,138)	(1,865,178)	(2,946,647)	(376,361)
Contract assets	(2,184,252)	(2,426,773)	1,158,583	147,980
Trade and notes payables	(1,681,673)	(1,368,207)	13,628,513	1,740,706
Other payables, accrued payroll and welfare	4,469,013	617,874	(738,175)	(94,284)
Contract liabilities	14,840,609	(2,843,375)	(4,476,835)	(571,805)
Operating lease liabilities	(1,265,545)	(1,245,757)	(644,259)	(82,288)
Other liabilities	140,235	69,674	51,918	6,631
Income tax payable	3,611,330	(1,651,629)	(1,388,098)	(177,295)
Net cash provided by (used in) operating activities	18,583,165	4,453,913	(13,540,058)	(1,729,409)

Cash flows from investing activities:
Purchases of property and equipment	(2,890,250)	(2,153,000)	(775,120)	(99,002)
Proceeds from disposal of property and equipment	17,760,116	48,000	663,957	84,804
Purchases of intangible assets	—	(145,000)	—	—
Acquisition of non-controlling interests	—	—	(1,000)	(128)
Net cash provided by (used in) investing activities	14,869,866	(2,250,000)	(112,163)	(14,326)

Cash flows from financing activities:
Repayments of long-term bank loans	(4,901,968)	—	—	—
Dividend payment	(17,000,000)	(8,040,400)	—	—
Proceeds from capital contribution	8,000,000	—	4,961,320	633,686
Proceeds from issuance of shares upon incorporation	10	—	—	—
Payments to related parties	(2,907,975)	(256,389)	(2,538,411)	(324,219)
Repayments by related parties	257,740	225,029	2,365,263	302,104
Net cash (used in) provided by financing activities	(16,552,193)	(8,071,760)	4,788,172	611,571

Effect of exchange rate changes	(20,302)	(27,496)	78,542	10,032

Net increase (decrease) in cash and cash equivalents	16,880,536	(5,895,343)	(8,785,507)	(1,122,132)

Cash and cash equivalents at beginning of the year	14,200,437	31,080,973	25,185,630	3,216,843
Cash and cash equivalents at end of the year	31,080,973	25,185,630	16,400,123	2,094,711

Supplemental disclosure of cash flow information:
Interest expense paid	195,748	43,600	38,340	4,897
Income tax paid	592,571	4,044,264	5,444,287	695,373

Supplemental disclosure of non-cash investing and financing information:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	820,002	878,321	330,526	42,217
Modification of lease on operating lease right-of-use assets and operating lease liabilities	239,305	—	—	—
Extinguishment of operating lease right-of-use assets and operating lease liabilities due to termination of lease	83,620	—	—	—
Non-cash consideration paid for purchase of property and equipment	—	—	185,134	23,646

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

SU Group Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of security-related engineering services, and security guarding and screening services in Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China.

The Company was incorporated under the law of Cayman Islands as an exempted company with limited liability on March 11, 2021. The registered office of the Company is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

SU Group Investment Limited (“SU Investment”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on November 21, 2019. It is an investment holding company with no operations.

Shine Union Limited (“Shine Union”), which was incorporated on January 2, 1998 in Hong Kong, has been 100% owned by SU Investment since December 11, 2019. It is engaged in providing security-related engineering services.

Fortune Jet Management & Training Co. Limited (“Fortune Jet”), which was incorporated on February 13, 2015 in Hong Kong, has been 90% owned by SU Investment since December 9, 2019. It is engaged in providing security guarding and screening services.

On March 1, 2023, the non-controlling shareholder of Fortune Jet transferred its 10.0% equity interest in Fortune Jet to SU Investment at a consideration of HK$1,000. After the transfer, Fortune Jet is 100% owned by SU Investment.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”). Since December 2019, SU Investment became the holding company of Shine Union and Fortune Jet. Effective on April 16, 2021, upon the transfer of all equity ownership of SU Investment to the Company, it became the ultimate holding company of SU Investment, Shine Union and Fortune Jet, which were all controlled by the same shareholder before and after the Reorganization.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principal of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented in the consolidated statements of income as an allocation of the total profit or loss for the year between non-controlling shareholders and the shareholders of the Company.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries is HK$, based on the criteria of Accounting Standards codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at end of the reporting period. The resulting exchange differences are recorded in the consolidated statements of income. The equity denominated in currency other than the functional currency is translated at the historical rate of exchange at the time of capital contribution.

No foreign currency translation adjustments were made for the years ended September 30, 2021, 2022, and 2023.

(d)	Convenience translation

The consolidated financial statements as of and for the year ended September 30, 2023 have been translated into U.S. dollars (“US$”) solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.8293, representing the close rate on September 30, 2023 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

(e)	Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts related to trade receivables, allowance for inventories, the useful lives of property and equipment, impairment assessment for goodwill and long-lived assets, the discount rates for leases and the impairment assessment, revenue recognition, deferred tax, and uncertain tax positions. The use of estimates is an integral component of the financial reporting process. Actual results could differ from those estimates.

(f)	Fair values of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure the fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and exchange rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other current assets, amounts due from related parties, investment in key management insurance policy, trade payables, notes payables, other payables, amount due to a related party, and other liabilities. The carrying amounts of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other current assets, amounts due from related parties, trade payables, notes payables, other payables, amount due to a related party, and other liabilities approximate their fair values due to the short-term maturities. Investment in key management insurance policy is measured at fair value using unobservable inputs which is positively correlated to the surrender cash value and categorized in Level 3 of the fair value hierarchy.

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)	Trade receivables, net

Trade receivables, net are stated at the original amount less an allowance for doubtful accounts. Trade receivables are recognized in the period when the Group has delivered goods or rendered services to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 0 to 90 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

(i)	Inventories

Inventories consist of spare parts and other materials and work-in-progress. Spare parts and other materials primarily comprise of components and parts for the security systems. Work-in-progress primarily comprises of certain costs incurred for installation of security systems that will be sold to customers, which are partially installed and have yet to meet the criteria for revenue recognition.

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving weighted average method and in the case of work-in-progress, comprises raw materials and other direct costs. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to disposal.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than their costs, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Write-down of inventories of nil, nil and HK$118,000 was made for the years ended September 30, 2021, 2022, and 2023, respectively.

(j)	Prepaid expenses and other current assets

Prepaid expenses and other current assets are mainly prepaid insurance, deposits for utilities and items in daily operations, and employee advances. These amounts are refundable and bear no interest. Management reviews its prepaid expenses and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with an entity; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

(l)	Property and equipment, net

Property and equipment, net is stated at historical cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Items	Useful life
Building	25 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives
Motor vehicles	4 years
Furniture, fixtures and equipment	5 years
Equipment for leasing	8 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and repairs are charged to consolidated statements of income as incurred, while additions, renewals and betterments, which are expected to extend the useful lives of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(m)	Intangible assets, net

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its intangible assets. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly represented computer software. Computer software is classified as finite-lived intangible assets and amortized over its useful life of 5 years.

(n)	Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate that impairment may have occurred. Goodwill is carried at cost less accumulated impairment. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of income. Impairment losses on goodwill are not reversed.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Group has the opinion to assess qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC Topic 350, Intangibles — Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being discounted cash flows.

No impairment of goodwill was made for the years ended September 30, 2021, 2022, and 2023.

(o)	Deferred offering expenses

The Group capitalizes certain underwriting, legal, professional, and other third-party fees that are directly related to the IPO, as deferred offering expenses until such IPO is consummated. Upon consummation of the IPO, these fees will be recorded in the stockholders’ equity as a reduction of additional paid-in capital generated from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Group recorded HK$1,571,254 and HK$3,853,500 as deferred offering expenses under non-current assets in the consolidated balance sheets as of September 30, 2022 and 2023, respectively.

(p)	Investment in key management insurance policy

The Group invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at end of each reporting period will be recognized in other income or other expenses in the consolidated statements of income. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the consolidated statements of income.

(q)	Impairment for long-lived assets

Long-lived assets such as property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than that the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset by comparing the carrying value of the asset to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset.

No impairment of long-lived assets was recognized for the years ended September 30, 2021, 2022, and 2023.

(r)	Notes payables

Notes payables represent outstanding bills with bank, mainly consist of outstanding letter of credit, import bills acceptance, and trust receipt. Notes payables are non-interest bearing and generally mature within six months.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines that it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(t)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and consideration is probable of substantially collection.

The Group derives its revenues principally from providing security-related engineering services, and security guarding and screening services.

Revenue recognition policies for each type of revenue stream are as follows:

Security-related engineering services

The Group offers security-related engineering services to customers, and signs project contracts with them. The contracts typically comprise one or multiple arrangements, such as: i) supplies of security systems and products, provision of installation, and related maintenance services; ii) supplies of security systems and products only; or iii) maintenance services only.

The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Group’s commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The Group has identified that the supply of security systems and products with the installation services are a combined performance obligation, as they are interdependent and interrelated services as one promise to the customer. The Group also determines that the related maintenance services are distinct and represent a separate performance obligation.

The transaction price of a contract containing multiple performance obligations is allocated to the separate performance obligations on a relative standalone selling price basis, which is determined using observable inputs, such as standalone sales of the maintenance services and historical contract pricing. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group recognizes revenues when (or as) it satisfies the performance obligation by transferring a promised product and/or service to a customer. Revenues from supplying security systems and products and installation services are recognized at a point in time when the legal title and control of the products and services has been transferred, being when the products are delivered and services are rendered, and accepted by the customer, there is no unfulfilled obligation that could affect the customers’ acceptance of the products and services, and it is highly probable that a significant reversal will not occur. The Group recognizes revenue from the maintenance services ratably over the term of the arrangement, because the customer simultaneously receives and consumes the benefits provided by the Group.

In addition, the Group provides equipment leasing to the customers with use of dedicated security-related systems and equipment for contractual periods. The Group assesses the equipment leasing arrangements under ASC Topic 842, Leases (“ASC 842”). Revenues are recognized on a straight-line basis over the lease period, usually 2 to 3 years.

Customers related to security-related engineering services generally make the payment monthly or quarterly, in accordance with the contract terms, except for the payment related to the supply of security systems and products which is payable upon customer’s acceptance.

Security guarding and screening services

The Group enters into contracts with customers to provide security guarding services, by dispatching security guards with corresponding abilities and qualifications on demand, to fulfill the customers’ needs such as securing and guarding physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring and response such as fire and gas detection, burglary detection and emergency management such as first aid service and communication and evacuation. The Group also offers security guarding services targeted at crowd coordination and management.

The Group also enters into contracts with customers to provide security screening services, by dispatching certified screeners to the premises of the customers. The Group’s screening services include the detection of explosives, incendiary devices in air cargo consignment and detection of dangerous goods for safety purpose through the operation of threat detection system by the screeners.

The Group identifies one performance obligation in security guarding and screening services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the customers, which is to provide security guards and screeners in accordance with the demand orders.

Since the customer simultaneously receives and consumes the benefits as the dispatched security guards and screeners perform the services, revenue from security guarding and screening services is recognized over the contractual term, starting from the date that the Group’s services are made available to the customers. The contracts have a transaction price that includes a fixed consideration and a variable consideration that is charged based on ad-hoc overtime work demanded, less any deduction due to absence. The considerations are reconciled with customers monthly before billing. For variable considerations, the Group uses the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice.

In addition to the abovementioned security guarding and screening services, the Group also offers various types of related vocational training courses. The fees are usually billed and paid in advance before commencement of the training. Revenues are recognized at the course fees over time during the training course period, usually within several days.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue for the years ended September 30, 2021, 2022, and 2023:

		For the Years Ended September 30,
	2021	2022	2023
	HK$	HK$	HK$
By revenue type
Security-related engineering services
Security systems and products and installation	59,089,502	57,829,366	77,272,367
Security systems maintenance services	9,840,023	10,698,776	14,672,998
Equipment leasing	12,617,616	8,716,360	6,176,271
	81,547,141	77,244,502	98,121,636
Security guarding and screening services
Security guarding services	15,822,222	38,615,289	51,059,864
Screening services	15,267,528	16,755,336	10,465,751
Related vocational training services	4,928,906	3,832,315	4,043,715
	36,018,656	59,202,940	65,569,330

Total	117,565,797	136,447,442	163,690,966

By timing of revenue recognition
Security-related engineering services
Goods and services transferred at a point in time	48,088,609	44,353,052	73,343,945
Services rendered over time	33,458,532	32,891,450	24,777,691
	81,547,141	77,244,502	98,121,636
Security guarding and screening services
Goods and services transferred at a point in time	—	—	—
Services rendered over time	36,018,656	59,202,940	65,569,330
	36,018,656	59,202,940	65,569,330
Total	117,565,797	136,447,442	163,690,966

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to the customers. Trade receivables represent amounts invoiced when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets are primarily unbilled trade receivables that are conditional on something other than the passage of time, and the Group reviews the contract assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

As of September 30, 2022 and 2023, contracts assets amounted to HK$4,653,025 and HK$3,494,443, respectively. HK$0.7 million, or 20.7%, of the contract assets as of September 30, 2023 have been subsequently realized as of the date of this report, and the remaining balance is expected to be utilized within 1 year from September 30, 2023. Provision was made for doubtful accounts of contract assets for the years ended September 30, 2021, 2022, and 2023 were nil, nil, and HK$307,040, respectively.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers the promised goods or services to the customer, the Group presents the amount as a contract liability when the payment is received or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer the promised goods to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities were HK$27,225,278 and HK$22,748,443 as of September 30, 2022 and 2023, respectively. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended September 30, 2022 and 2023, respectively, relating to contract liabilities as of October 1, 2021 and 2022 was HK$19,344,394 and HK$20,609,753, respectively.

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Cost of revenues

Cost of revenues mainly consists of cost of goods sold, employee benefit expense of direct labor, depreciation, subcontracting fee, transportation fee, travelling expenses, freight charge, course expenses, sample, uniform, insurance for direct labor, and provision for obsolete inventories.

(v)	Selling, general and administrative expenses

Selling, general and administrative expenses mainly represented employee benefit expense of sales and administrative staff, rental, depreciation, professional service fees, research and development expenses, and other corporate expenses. Research and development expenses relating to improving development efficiency and quality of the Group’s products and services are expensed as incurred. The Group recognized research and development expenses of HK$17,200, HK$200,028, and nil for the years ended September 30, 2021, 2022, and 2023, respectively.

(w)	Employee benefits

Employee benefits include employees’ leave entitlements, bonus entitlements, and pension obligations, other than those expenses arising from basic salaries as a result of services rendered by the Group’s employees.

Employees’ entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by the employees up to the end of the reporting period. Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

Bonus entitlements are recognized as a liability at its expected cost when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

Regarding pension obligations, the Group participates in defined contribution retirement benefit plans which are available to all relevant employees in Hong Kong. These plans are generally funded through payments to schemes established by publicly or privately administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on mandatory, contractual or voluntary basis into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current period. The Group’s contributions to the defined contribution plans are expensed.

(x)	Leases

The Group adopted ASC 842 effective October 1, 2020.

Classification for leases under which the Group is a lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Group at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Classification for leases under which the Group is a lessee is evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that the Group is reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Group records a lease liability which is measured as the present value of the lease payments and a right-of-use (“ROU”) asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Group applies the rate implicit in the lease, if available, as a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Group uses a discount rate reflective of the incremental borrowing rate. In the consolidated statements of income, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — the Group as lessor

The Group’s lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by the Group in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the consolidated statements of income over the lease term on the same basis as equipment leasing income. See Note 2(s) for the accounting policy for revenue from equipment leasing.

Leases — the Group as lessee

The Group owns leasehold land in Hong Kong and lease training center, office spaces, workshops, warehouse, and carparking spaces, which are classified as operating leases in accordance with ASC 842. Under ASC 842, the Group as a lessee is required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. No impairment of ROU assets was recognized for the years ended September 30, 2021, 2022, and 2023.

The Group elected the practical expedient to account for leases with lease terms which end within 12 months of the initial date of application as short-term leases. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

(y)    Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted at end of the reporting period.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the years ended September 30, 2021, 2022, and 2023, the amount of penalties and interests incurred related to underpayment of income tax was nil. Hong Kong Profits Tax returns filed in 2018 to 2023 are subject to examination by any applicable tax authorities.

(z)	Government grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants that compensate the Group for expenses incurred are recognized in other income on the consolidated statements of income on a systematic basis in the same periods in which the expenses are recognized. When the grant relates to an asset, the fair value is deducted against the carrying amount of the assets. The Group recognized government grants of HK$1,023,300, HK$3,471,615 and HK$602,379 for the years ended September 30, 2021, 2022, and 2023, respectively.

(aa)	Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2021, 2022, and 2023, there were no dilutive shares.

(ab)	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including security-related engineering services business and security guarding and screening services business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the Hong Kong, no geographical segments are presented.

(ac)	Recently issued accounting pronouncements

In May 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05, which is an update to ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added ASC 326, Financial Instruments — Credit Losses, and made several consequential amendments to the ASC. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Group for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Group is currently evaluating the impact ASU 2020-06 will have on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements which is expected to result in enhanced disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements which is expected to result in enhanced disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

NOTE 3. TRADE RECEIVABLES, NET

Trade receivables, net consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Trade receivables	23,740,180	43,325,361
Less: allowance for doubtful accounts	(44,000)	(8,347,208)
	23,696,180	34,978,153

The Group recorded provision for allowance for doubtful accounts of trade receivables of HK$3,000, HK$30,000, and HK$8,303,208 for the years ended September 30, 2021, 2022, and 2023, respectively.

Movement of provision for allowance for doubtful accounts of trade receivables is as follows:

	For the Years Ended September 30,
	2022	2023
	HK$	HK$
Balance at beginning of the year	14,000	44,000
Provision for the year	30,000	8,303,208
Balance at end of the year	44,000	8,347,208

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Spare parts and other materials	3,803,085	3,569,211
Work-in-progress	18,889,076	37,350,003
	22,692,161	40,919,214

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

		As of September 30,
		2022	2023
		HK$	HK$
Prepaid expenses		238,659	679,882
Advances to staff	(A)	106,523	84,611
Deposits	(B)	628,609	673,864
Others		—	151,902
		973,791	1,590,259

(A)	Advances are made to staff for their purchases of miscellaneous consumables in order to perform daily work.

(B)	Deposits consist of deposits paid to utility service providers such as power and water supplies, landlords of the leased properties and carparking spaces, and management offices of the leased or owned properties. The deposits are refundable upon termination or expiry of corresponding services and rental.

No provision was made for doubtful accounts of prepaid expenses and other current assets for the years ended September 30, 2021, 2022, and 2023.

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Building	565,000	565,000
Leasehold improvements	320,000	320,000
Motor vehicles	1,463,000	1,480,700
Furniture, fixtures and equipment	100,747	100,747
Equipment for leasing	14,491,150	13,156,650
Less: accumulated depreciation	(6,216,280)	(7,217,534)
Property and equipment, net	10,723,617	8,405,563

Depreciation expenses were HK$2,775,397, HK$2,253,593, and HK$1,943,260 for the years ended September 30, 2021, 2022, and 2023, respectively.

No impairment loss was made for property and equipment for the years ended September 30, 2021, 2022, and 2023.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. PROPERTY AND EQUIPMENT, NET (cont.)

During the years ended September 30, 2021 and 2022, certain customers who leased the equipment under operating lease arrangements decided to terminate the leasing arrangements with the Group. This was mainly triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 with a granting budget of HK$300 million, which subsidizes the procurement of screening equipment including X-ray machines and explosive trace detection equipment adopted under the regulated air cargo screening facilities scheme to encourage the adoption of technology by the logistics sector for enhancing efficiency and productivity. Accordingly, the Group believes that this is a one-time event. No such event occurred during the year ended September 30, 2023.

Such activities resulted in the disposal of equipment for leasing, which was classified as in the security-related engineering services, as follows:

	For the Years Ended September 30,
	2021	2022
	HK$	HK$
Cost	16,417,750	2,888,150
Accumulated depreciation	(2,590,273)	(1,024,258)
Carrying amount of the equipment for leasing disposed	13,827,477	1,863,892

Proceeds from disposal	17,760,116	—

Gain (loss) on disposal	3,932,639	(1,863,892)

NOTE 7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Computer software	425,000	425,000
Less: accumulated amortization	(195,120)	(280,121)
Intangible assets, net	229,880	144,879

Amortization expenses were HK$56,000, HK$82,583, and HK$85,001 for the years ended September 30, 2021, 2022, and 2023, respectively.

Future estimated amortization expenses are disclosed as follows:

Twelve months ending September 30,	HK$
2024	84,463
2025	29,000
2026	29,000
2027	2,416
144,879

No impairment loss was made for intangible assets for the years ended September 30, 2021, 2022, and 2023.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INVESTMENT IN KEY MANAGEMENT INSURANCE POLICY

The Group entered into a key management insurance policy for the founder to secure that the operation of the Group will not be affected by the death and loss of position of the founder. The fair value of the investment in key management insurance policy is determined at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. The fair value measurement of the investment in key management insurance policy has been categorized as Level 3 based on the inputs to the valuation technique used and is positively correlated to the surrender cash value.

	For the Years Ended September 30,
	2022	2023
	HK$	HK$
Balance at beginning of the year	979,680	1,065,480
Premium paid	47,932	47,932
Change in fair value recognized in the consolidated statements of income	37,868	44,108
Balance at end of the year	1,065,480	1,157,520

NOTE 9. LEASES

The Group as lessor

The Group acts as a lessor of dedicated security-related systems and equipment, and recorded the income from the leases as revenues in the consolidated statements of income. Equipment leasing income was HK$12,617,616, HK$8,716,360, and HK$6,176,271 for the years ended September 30, 2021, 2022, and 2023, respectively.

The leases are classified as operating leases, which have remaining terms of 2 to 26 months. The equipment leasing income is recognized on a straight-line basis over the lease term.

Assets leased under operating leases are included in property and equipment, net in the consolidated balance sheets and depreciated over its estimated useful life. It had a cost of HK$14,491,150 and HK$13,156,650 as of September 30, 2022 and 2023, respectively, and accumulated depreciation associated with these assets was HK$4,405,042 and HK$5,424,149 as of September 30, 2022 and 2023, respectively. Depreciation expense for the years ended September 30, 2021, 2022, and 2023 amounted to HK$2,476,944, HK$1,917,894, and HK$1,750,739, respectively.

There were no variable lease conditions or purchase options.

The Group as lessee

The Group leases land use rights in Hong Kong, and leases training center, offices, workshops, warehouse, and carparking spaces under operating leases with terms ranging from 1 to 2 years. For the lease of land, the Group signed an agreement on November 8, 2007 for leasing the land use rights associated with a parcel of land, on which the Group’s workshop is located. Payments were made upfront to obtain the leased land from the owner with a lease period of 55 years.

The Group considers those termination options that are reasonably certain not to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Leases with initial term of 12 months or less are short-term leases not recorded on the consolidated balance sheets. Lease expenses for short-term leases are recognized on a straight-line basis over the lease term.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. LEASES (cont.)

The table below presents the operating leases related assets and liabilities recorded on the consolidated balance sheets:

	As of September 30,
	2022	2023
	HK$	HK$
Operating lease ROU assets, net	1,449,859	1,113,926

Operating lease liabilities – current	541,118	204,156
Operating lease liabilities – non-current	38,000	61,229
	579,118	265,385

The weighted average remaining lease terms and discount rates for the operating leases were as follows:

	As of September 30,
	2022	2023
Weighted average remaining lease term (years)	23.65	29.47
Weighted average discount rate	3.96%	3.96%

A summary of lease expenses recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

		For the Years Ended September 30,
	2021	2022	2023
	HK$	HK$	HK$
Amortization of operating lease ROU assets	1,287,745	1,267,957	666,459
Interest of operating lease liabilities	48,455	39,243	16,741
Principal elements of lease payments	1,314,000	1,285,000	661,000
Short-term operating lease expenses	666,585	681,952	1,452,824

Non-cash information:
Operating lease ROU assets obtained in exchange for operating lease liabilities	820,002	878,321	330,526
Modification of lease on operating lease ROU assets and operating lease liabilities	239,305	—	—
Extinguishment of ROU assets and operating lease liabilities due to termination of lease	83,620	—	—

The following is a schedule, by year, of maturities of operating lease liabilities as of September 30, 2023:

Twelve months ended September 30,	HK$
2024	209,600
2025	61,600
Total lease payments	271,200
Less: imputed interest	(5,815)
Present value of operating lease liabilities	265,385
Less: operating lease liabilities – non-current	61,229
Operating lease liabilities – current	204,156

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. OTHER PAYABLES

Other payables consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Rental deposit received – current	1,470,450	1,559,190
Rental deposit received – non-current	1,433,190	996,069
Accrued expenses	339,300	518,257
Listing expenses	540,000	540,000
Others	15,874	16,000
	3,798,814	3,629,516

Other payables – current	2,365,624	2,633,447
Other payables – non-current	1,433,190	996,069
	3,798,814	3,629,516

NOTE 11. ACCRUED PAYROLL AND WELFARE

Accrued payroll and welfare consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Accrued paid time leave	662,837	821,358
Employees	7,754,233	7,014,988
Mandatory provident fund	380,771	392,618
	8,797,841	8,228,964

NOTE 12. BANKING FACILITIES

A subsidiary of the Group entered into a banking facility agreement with CMB Wing Lung Bank Limited, pursuant to which the subsidiary is entitled to trade facilities of HK$20.0 million. The facilities are secured by a property owned by the subsidiary and a property jointly owned by the founder of the Company and his family member, and jointly guaranteed by the founder of the Company and his family member (see Note 20). The trade facilities include letter of credit, trust receipt, invoice financing, and letter of guarantee. As of September 30, 2022 and 2023, the Group had utilized HK$2,931,934 and HK$3,503,768, respectively. The unutilized banking facilities were HK$17,068,066 and HK$16,496,232 as of September 30, 2022 and 2023, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. ORDINARY SHARES

The Company’s authorized share capital is HK$7,500,000 divided into 750,000,000 ordinary shares of par value HK$0.01 each. On March 11, 2021 and April 16, 2021, the Company issued 1 and 949 ordinary shares to its then shareholder, respectively. With the effect of resolutions passed by board of directors on February 27, 2023 and June 20, 2023, 9,000 and 11,990,000 ordinary shares were issued with a par value of HK$0.01, respectively. The issuances were considered as being part of the Reorganization of the Group and was retrospectively applied as if the transaction occurred at beginning of the period presented.

On April 29, 2021, the Company entered into a subscription agreement (the “Subscription Agreement”) with its existing shareholder and two investors (together the “Subscribers”). Pursuant to the Subscription Agreement, the Company has allotted and issued 50 shares in aggregate to the Subscribers at a cash consideration of HK$160,000 per ordinary share. A total of HK$8.0 million was received by the Company.

Shares subscription receivables

Shares subscription receivables represents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual.

NOTE 14. CAPITAL CONTRIBUTIONS

During the year ended September 30, 2023, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$4,961,320 to the Company.

NOTE 15. DIVIDEND DECLARATION

During the years ended September 30, 2021, 2022, and 2023, the Group declared dividends to its shareholder of HK$17.0 million, HK$8.0 million, and nil, respectively. The dividends were settled on July 30, 2021 and August 1, 2022.

NOTE 16. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no withholding tax will be imposed.

British Virgin Islands

Under the current laws of the BVI, an entity incorporated in the BVI are not subject to tax on income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations in Hong Kong, a company with trading activities in Hong Kong is subject to Profits Tax within Hong Kong at the applicable tax rate on its assessable profits. In March 2018, the Hong Kong government introduced a two-tiered Profits Tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered Profits Tax rate regime, the first HK$2.0 million of assessable profits of qualifying entity is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. According to the relevant policy, if no election of the qualifying entity has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to the Profits Tax at the rate of 16.5%. The Group had elected Shine Union to have its qualifying profits of HK$2.0 million charged at half rate. Under the current laws of Hong Kong, payments of dividends are not subject to withholding tax.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of penalties and interests) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not incur any penalty or interest related to potential underpaid income tax expenses for the years ended September 30, 2021, 2022, and 2023, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2023.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. INCOME TAX (cont.)

Income before income tax expenses is attributable to the following geographic locations:

		For the Years Ended September 30,
	2021	2022	2023
	HK$	HK$	HK$
Hong Kong	20,605,424	16,342,125	16,169,924
Foreign	(11,498,751)	(6,119,374)	(4,027,930)
Income before income tax expenses	9,106,673	10,222,751	12,141,994

Income tax expenses consisted of the following:

		For the Years Ended September 30,
	2021	2022	2023
	HK$	HK$	HK$
Current income tax expenses	4,203,901	2,392,635	4,056,189
Deferred income tax benefit	(1,119,374)	(420,058)	(1,717,339)
	3,084,527	1,972,577	2,338,850

The tax on the Group’s income before income tax expenses differs from the theoretical amount that would arise using the enacted tax rate of the companies comprising the Group can be reconciled as follows:

		For the Years Ended September 30,
	2021	2022	2023
	HK$	HK$	HK$
Income tax expenses calculated at Hong Kong Profits Tax rate	1,502,601	1,686,755	2,003,428
Income not taxable for tax purposes	(131,208)	(563,875)	(98,101)
Expenses not deductible for tax purposes*	1,898,134	1,014,697	598,523
Tax concession	(20,000)	—	—
Effect on tax expenses due to preferential tax rate	(165,000)	(165,000)	(165,000)
	3,084,527	1,972,577	2,338,850

*	Mainly relate to non-deductible listing expenses.

Deferred tax assets and liabilities, net consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Deferred tax assets:
Decelerated tax depreciation of property and equipment	1,242	11,258
Provision for allowance for doubtful accounts	—	1,407,161
	1,242	1,418,419

Deferred tax liabilities:
Accelerated tax depreciation of property and equipment	(1,768,737)	(1,468,575)
	(1,768,737)	(1,468,575)

Deferred tax liabilities, net	(1,767,495)	(50,156)

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. NON-CONTROLLING INTERESTS

Non-controlling interests consisted of the following:

	As of September 30,
	2022	2023
	HK$	HK$
Paid-in capital	743,572	—
Unappropriated retained earnings	832,362	—
	1,575,934	—

During the years ended September 30, 2021 and 2022, Fortune Jet declared dividends of HK$500,000 and HK$404,000, respectively, to its shareholders. Dividends of HK$50,000 and HK$40,400 for the years ended September 30, 2021 and 2022, respectively, represented the amount attributable to the 10% non-controlling interests of Fortune Jet.

NOTE 18. CONCENTRATIONS

Credit risk

As of September 30, 2022 and 2023, HK$25,175,007 and HK$16,389,379 of the Group’s cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. Accordingly, the Group’s total unprotected cash held in banks amounted to HK$22,884,962 and HK$14,253,318 as of September 30, 2022 and 2023, respectively.

Customer concentration risk

No customers represented more than 10% of the Group’s revenues for the years ended September 30, 2022 and 2023.

One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023. No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2022.

Supplier concentration risk

For the year ended September 30, 2023, two suppliers represented 15.0% and 13.7% of the Group’s purchases. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023.

For the year ended September 30, 2022, one supplier represented 20.2% of the Group’s purchases. One supplier accounted for 54.1% of the Group’s trade and notes payables as of September 30, 2022.

For the year ended September 30, 2021, one supplier represented 36.6% of the Group’s purchases.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Commitments

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with the Group.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. COMMITMENTS AND CONTINGENCIES (cont.)

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2023:

	Payments due by period
	Total	Within one year	Within 1-2 years
	HK$	HK$	HK$
Operating lease payment – short-term leases	521,065	521,065	-
Operating lease payment – leases with lease term of more than 12 months	271,200	209,600	61,600
Non-cancellable purchase contracts	9,296,574	9,296,574	-
Total	10,088,839	10,027,239	61,600

Contingencies

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of September 30, 2022 and 2023, the Group estimated its long service payment to be HK$956,388 and HK$1,008,306, respectively. The provision for long service payment as at September 30, 2022 and 2023 have been reflected in the consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since the Group has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Legal Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2022 and 2023, and through the issuance date of the consolidated financial statements.

NOTE 20. RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2022 and 2023:

Name	Relationship
Mr. Chan Ming Dave	Founder, ultimate shareholder

Ms. Yam Fung Yee Carrie	Founder’s family member

Exceptional Engineering Limited	Shareholder who owned 95% and 70.19% of the equity interest of the Company as of September 30, 2022 and 2023, respectively

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Amounts due from related parties

Amounts due from related parties represented current accounts with related parties, which are used for daily operations, as follows:

	As of September 30,
	2022	2023
	HK$	HK$
Exceptional Engineering Limited	15,210	—
Ms. Yam Fung Yee Carrie	7,600	—
	22,810	—

Amount due to a related party

Amount due to a related party represented a current account with a related party, which is used for daily operations, as follows:

	As of September 30,
	2022	2023
	HK$	HK$
Mr. Chan Ming Dave	195,958	—

Leases from related parties

The Group has various agreements for the leases of office spaces, workshop, and carparking space owned by the founder and his family member. The terms of the agreements in effect as of September 30, 2023 state that the Group will continue to lease the property at a monthly rent of HK$70,500 with annual rental expense at HK$846,000.

The details of leases from related parties in effect as of September 30, 2023 are as below:

		Rent Period
Lessee	Lessor	From	To	Monthly Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2023	March 31, 2024	37,500
Shine Union	Mr. Chan Ming Dave	April 1, 2023	March 31, 2024	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2023	March 31, 2024	20,000

The lease expenses charged by the above related parties during the years ended September 30, 2022 and 2023 was HK$829,600 and HK$899,970, respectively.

As of September 30, 2022 and 2023, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the consolidated balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie provided guarantee for the banking facilities of a subsidiary (see Note 12).

Capital contributions

During the year ended September 30, 2023, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$4,961,320 to the Company (see Note 14).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2022 and 2023:

		As of September 30,
	2021	2022	2023
Numerator:
Numerator for basic and diluted earnings per share – net income attributable to the SU Group Holdings Limited’s shareholders (in HK$)	5,799,176	7,762,677	9,697,369

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares	12,000,000	12,000,000	12,000,000

Earnings per share – basic and diluted (in HK$)	0.48	0.65	0.81

NOTE 22. SEGMENT REPORTING

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including security-related engineering services business and security guarding and screening services business. The Group’s CODM evaluates performance based on the operating segment’s revenues and their operating results.

The following tables present summary information by segment for the years ended September 30, 2021, 2022, and 2023:

	For the Year Ended September 30, 2023
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	98,121,636	65,569,330	163,690,966
Cost of revenues	(60,045,961)	(55,602,052)	(115,648,013)
Gross profit	38,075,675	9,967,278	48,042,953

Depreciation and amortization	2,044,635	650,085	2,694,720
Total capital expenditures	1,079,700	330,526	1,410,226

	For the Year Ended September 30, 2022
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	77,244,502	59,202,940	136,447,442
Cost of revenues	(50,395,302)	(46,825,025)	(97,220,327)
Gross profit	26,849,200	12,377,915	39,227,115

Depreciation and amortization	2,584,624	1,019,509	3,604,133
Total capital expenditures	2,034,000	264,000	2,298,000

	For the Year Ended September 30, 2021
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	81,547,141	36,018,656	117,565,797
Cost of revenues	(53,444,991)	(28,150,849)	(81,595,840)
Gross profit	28,102,150	7,867,807	35,969,957

Depreciation and amortization	3,527,373	591,769	4,119,142
Total capital expenditures	2,660,250	230,000	2,890,250

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22. SEGMENT REPORTING (cont.)

	As of September 30,
	2022	2023
	HK$	HK$
Total assets:
Security-related engineering services	70,889,268	88,179,851
Security guarding and screening services	18,895,828	20,227,255
Unallocated assets	3,750,993	6,033,013
	93,536,089	114,440,119

NOTE 23. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the consolidated financial statements and, except for the event described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On December 29, 2023, the Securities and Exchange Commission declared effective SU Group’s Registration Statement on Form F-1. On January 26, 2024, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.0 per share, generating net proceeds of approximately US$3.0 million after deducting underwriting discounts and commissions and offering expenses.