Form 20-F
period 2024-09-30
SU Group Holdings Ltd
filed 2025-01-28
CIK 1969863

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Office)

Chan Ming Dave

Telephone: +852 2341-8183

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value HK$0.01 per share	SUGP	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 28, 2025 was: 13,847,500 ordinary shares, par value HK$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

SU GROUP HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, which is a national law of China that serves as the organic law for the Hong Kong Special Administrative Region.

●	“Company,” “our company,” “SU Group,” “we,” “us,” “our,” “our group,” the “Group” or similar terms used in this annual report refer to SU Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 11, 2021, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Fortune Jet” refers to Fortune Jet Management & Training Co. Limited, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015, and a wholly-owned subsidiary of SU Investment.

●	“HKD” or “HK$” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Initial Public Offering” or “IPO” refers to the initial public offering of 1,250,000 ordinary shares at an offering price of US$4.0 per share, which was closed on January 26, 2024 and the registration statement on Form F-1 of which was declared effective by the SEC on December 29, 2023.

●	“PRC” or “China” refers to the People’s Republic of China, for the purpose of this annual report only, excluding Hong Kong, Macau and Taiwan, unless the context otherwise indicates.

●	“Shine Union” refers to Shine Union Limited, also known as General System (H.K.) Co., a company incorporated in Hong Kong with limited liability on January 2, 1998, and a wholly-owned subsidiary of SU Investment.

●	“SU Investment” refers to SU Group Investment Limited, a company incorporated in the British Virgin Islands with limited liability on November 21, 2019, and a direct wholly-owned subsidiary of our company.

●	“$,” “US$,” “USD” or “U.S. Dollars” refers to the legal currency of the United States.

●	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

SU Group is a holding company with operations conducted through its subsidiaries in Hong Kong. SU Group’s reporting currency is HK$. This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated at the rate of US$1.00 = HK$7.7733, representing the closing exchange rate on September 30, 2024 set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. China’s services for professionals industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the highly-fragmented and rapidly changing nature of the services for professionals industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

For more details regarding our corporate structure and related changes, see “Item 4. Information on the Company - Corporate Structure.”

Cash Transfers, Cash Management and Dividend Distribution

SU Group was incorporated in Cayman Islands on March 11, 2021, to be the ultimate parent company. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries in Hong Kong with our headquarters in Hong Kong. Our operational activities are primarily conducted in Hong Kong through our indirect wholly-owned subsidiaries. SU Group is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, provided such arrangement is in the best interests of the Company. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company, a subsidiary in the British Virgin Islands, and operating subsidiaries in Hong Kong. However, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between our Cayman Islands holding company and our operating subsidiaries in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to tax by the PRC.”

Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong, to provide direct or indirect funding to SU Group, the holding company incorporated in the Cayman Islands, through dividend distributions. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owed under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination as to dividends will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deem relevant, and subject to the restrictions contained in any future financing instruments. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Ownership of Our Ordinary Shares — Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment” and “— Risks Related to Our Business and Industry — We cannot assure you that we will declare and distribute any amount of dividends in the future.”

Subject to the Companies Act and our amended and restated memorandum and articles of association, which came into effect on January 26, 2024, our board of directors may authorize and declare a dividend to shareholders (including shareholders who are based in the United States) from time to time out of the profits of the Company, realized or unrealized, and/or from any reserve set aside from profits which our board of directors determine is no longer needed, and/or out of the share premium account, provided that in no circumstances may a dividend be paid out of share premium unless, immediately following the date on which the dividend is proposed to be paid, the Company is able to pay its debts as they become due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

For the fiscal years ended September 30, 2022, 2023 and 2024, Shine Union declared dividends of HK$25.3 million, nil and nil, respectively, and Fortune Jet declared dividends of HK$0.4 million, nil, and nil, respectively, totaling HK$25.7 million, nil and nil, respectively, to their then respective shareholders, of which HK$40,400, nil and nil, respectively, was attributable to a non-controlling interest. For the fiscal years ended September 30, 2022, 2023 and 2024, the Company declared dividends of HK$8.0 million, nil and nil, respectively, to its then shareholders. For details, see Notes 15 and 16 in our audited consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Except as disclosed, there were no other transfers, dividends or distributions which have been made between our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. Under the current practice of the Inland Revenue Department of the Hong Kong Government, no tax is payable in Hong Kong in respect of dividends paid by us.

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

We have implemented an internal cash management policy for all of our subsidiaries, based on the demands of our group’s internal management procedure, which requires the relevant financial staff to verify that the relevant documents issued by the requestor with the approval of the competent supervisor are qualified, and then transfer the payment to the cashier upon the approval of the competent supervisor of the relevant financial staff. Any voucher will be stamped after payment and the payee will sign the request for payment as receipt. In addition, all payments shall be made by check, auto pay or telegraphic transfer except for certain specified cash payables. Our Chief Executive Officer is responsible for initiating bank account openings and closures, subject to the board of directors’ approval. Liquidity management involves the finance manager preparing a monthly cash flow forecast, monitored and reviewed by the Chief Financial Officer or Chief Executive Officer, along with a quarterly cash flow statement. Bank reconciliation is performed before month-end closing, overseen by the finance manager. The policy sets guidelines for physical cash management, check handling, payment approvals, cash advances, investment, borrowing, foreign exchange, and emphasizes the segregation of duties to maintain financial control. Other than the internal cash management policy described above, we currently do not have other cash management policies or procedures that dictate how funds are transferred between the Company and investors, nor are we required to have any cash management policies pursuant to the current regulations in Hong Kong or the PRC, as advised by our Hong Kong counsel, Watson Farley & Williams LLP. As advised by our Cayman Islands counsel, Conyers Dill & Pearman, under Cayman Islands law, there is no specific requirement for the Company to have a cash management policy in place, unless otherwise specified by any accounting policy adopted by the Company. The Company should however ensure it maintains sufficient cash reserves to remain solvent at all times.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our ordinary shares may significantly decline or become worthless. For details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Under the HFCA Act, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2022, 2023 and 2024, selected consolidated balance sheets data as of September 30, 2022, 2023 and 2024, and selected consolidated cash flows data for the fiscal years ended September 30, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2022, 2023 and 2024:

	For the Fiscal Year Ended September 30,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Revenues	136,447,442	163,690,966	182,164,539	23,434,647
Cost of revenues	(97,220,327)	(115,648,013)	(134,568,099)	(17,311,579)
Gross profit	39,227,115	48,042,953	47,596,440	6,123,068
Selling, general and administrative expenses	(30,539,155)	(36,805,428)	(36,028,548)	(4,634,910)
Losses on disposal of property and equipment	(1,862,704)	(485,957)	(636,289)	(81,856)
Other income	3,576,366	1,445,506	1,219,376	156,867
Finance expenses	(82,843)	(55,080)	(189,749)	(24,410)
Total other income, net	3,397,495	1,390,426	1,029,627	132,457
Income before income tax expenses	10,222,751	12,141,994	11,961,230	1,538,759
Income tax expenses	(1,972,577)	(2,338,850)	(1,307,742)	(168,235)
Net income	8,250,174	9,803,144	10,653,488	1,370,524

The following table presents our selected consolidated balance sheets data as of September 30, 2022, 2023 and 2024:

	As of September 30,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Selected Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	25,185,630	16,400,123	52,338,132	6,733,065
Trade receivables, net	23,696,180	34,978,153	21,851,480	2,811,094
Inventories	22,692,161	40,919,214	47,613,381	6,125,247
Prepaid expenses and other current assets	973,791	1,590,259	5,013,876	645,011
Contract assets, net	4,653,025	3,187,403	6,443,947	828,985
Amounts due from related parties	22,810	—	—	—
Prepaid income tax	—	—	2,066,219	265,810
Non-current assets
Property and equipment, net	10,723,617	8,405,563	8,886,235	1,143,174
Intangible assets, net	229,880	144,879	268,500	34,541
Goodwill	1,271,160	1,271,160	1,271,160	163,529
Prepaid expenses and other non-current assets	—	—	4,462,823	574,122
Deferred offering expenses	1,571,254	3,853,500	—	—
Operating lease right-of-use assets, net	1,449,859	1,113,926	5,496,985	707,162
Investment in key management insurance policy	1,065,480	1,157,520	1,157,520	148,910
Deferred tax assets	1,242	1,418,419	207,702	26,720
Total assets	93,536,089	114,440,119	157,077,960	20,207,370
Total liabilities	51,875,012	58,015,578	59,356,264	7,635,914
Total shareholders’ equity	41,661,077	56,424,541	97,721,696	12,571,456
Total liabilities and shareholders’ equity	93,536,089	114,440,119	157,077,960	20,207,370

The following table presents our selected consolidated cash flows data for the fiscal years ended September 30, 2022, 2023 and 2024:

	For the Fiscal Year Ended September 30,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	4,453,913	(13,540,058)	14,098,052	1,813,651
Net cash used in investing activities	(2,250,000)	(112,163)	(3,245,966)	(417,579)
Net cash (used in) provided by financing activities	(8,071,760)	4,788,172	25,181,785	3,239,523
Effect of exchange rate changes	(27,496)	78,542	(95,862)	(12,332)
Net (decrease) increase in cash and cash equivalents	(5,895,343)	(8,785,507)	35,938,009	4,623,263
Cash and cash equivalents at beginning of the year	31,080,973	25,185,630	16,400,123	2,109,802
Cash and cash equivalents at end of the year	25,185,630	16,400,123	52,338,132	6,733,065

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

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Conducting Operations in Hong Kong

●	Potential political, economic and social instability in Hong Kong could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

●	The PRC legal system is evolving rapidly and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our ordinary shares, which would materially affect the interest of the investors.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more influence and control over overseas offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our ordinary shares.

●	The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

●	We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of ordinary shares by our foreign investors may become subject to tax by the PRC.

●	Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

●

Under the HFCA Act, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

●	It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders.

Risks Related to Our Business and Industry

●	We rely heavily on the contracts from our recurring customers and any decrease or loss of business from any one of our recurring customers may adversely affect our business, results of operations and financial condition.

●	Our contracts were awarded after undergoing direct negotiation and quotation processes with our potential customers or through competitive tendering. There is no guarantee that new contracts will be awarded to us.

●	If we are unable to accurately estimate the risks, work progress, revenues or costs when we enter into contracts or fail to perform our contracts based on our estimates, or if we fail to agree on the pricing of work done pursuant to variation orders or otherwise, we may be unable to realize the anticipated profits or incur losses on the contracts.

●	Our reputation, business, results of operations and prospects may be adversely affected by material interruptions of our relationship with our suppliers and any quality issues in relation to our outsourced security systems.

●	The loss of, expiry, withdrawal, revocation or failure to obtain or renew our registrations, approvals, licenses and certifications could materially and adversely affect our operations and financial results.

●	We are on the approved lists of contractors and/or suppliers of various Hong Kong government departments and are subject to ongoing evaluation and appraisals. A loss of any or all of these customers or our failure to remain on such approved lists could materially and adversely affect our businesses.

●	We outsource certain parts of our security-related engineering works to subcontractors and are exposed to claims arising from latent defects that may have been caused by us or our subcontractors in the past, the discovery of which may have a material negative impact on our reputation, business and results of operations.

●	Labor shortages or increases in labor costs could harm our business, reduce our profitability and slow our growth.

Risks Related to the Ownership of Our Ordinary Shares

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	Our directors and officers currently collectively own an aggregate of 71.2% of the total voting power of our outstanding ordinary shares.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

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

We primarily operate in Hong Kong with no substantive operations in mainland China. In addition, we do not provide any security-related engineering services, security guarding and screening services or related vocational training services or solicit any customer in mainland China, and are not regulated by any regulator in mainland China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence and discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China. See “Item 3. — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC which may become applicable to a company such as us.”

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

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, nothing comes to our attention that suggests we meet both of the explicit conditions set out in the Article 15 of the Trial Measures which stipulates whether an indirect offering and listing of a PRC domestic company shall fulfil the filing procedure with the CSRC, and thus, we believe that we were not required to obtain the approval from or complete the filing with the CSRC for our IPO, based on the facts (1) we do not have any subsidiaries or business operation in the PRC; (2) none of our operating revenues, total profits, total assets or net assets is accounted for by any subsidiaries based in the PRC; and (3) no issuance or sale of the ordinary shares has been or will be made directly or indirectly within the PRC. We have determined that we are not subject to cybersecurity review with the CAC, given that: (i) we do not possess a large amount of personal information in our business operations originated from mainland China; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, we have determined that we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million. Currently, these statements and regulatory actions have had no impact on our daily business operation, the ability to accept foreign investments, or the ability to list our ordinary shares on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our ordinary shares on a U.S. or other foreign exchange.

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

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to tax by the PRC.

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

Under the HFCA Act, our ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCA Act. The HFCA Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCA Act. In essence, the HFCA Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges or trading through any other trading method within the SEC’s regulatory jurisdiction, if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCA Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and our ordinary shares could be prohibited from being traded on any U.S. national securities exchange, or through any other trading method within the SEC’s regulatory jurisdiction, if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. If we fail to meet the new rules before the deadline specified thereunder, we could face possible prohibition from trading on Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ordinary shares trading in the United States. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our ordinary shares to be delisted from the stock exchange. On December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contains, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The audit report included in this annual report was issued by Marcum Asia, a U.S. based accounting firm that is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. We have no intention of dismissing Marcum Asia in the future or engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our ordinary shares could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Furthermore, new laws, regulations, and policies, or changes in laws, regulations, and policies, in both the United States and China could affect our ability to list our securities on Nasdaq, which could materially impair the market for and the market price of our securities.

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

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2022, 2023 and 2024, we had 319, 351 and 352 recurring customers, respectively, representing approximately 72.7%, 79.8% and 81.5% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 80.9%, 81.1% and 61.8% of our revenues from security-related engineering services, respectively, and approximately 74.2%, 76.9% and 88.2% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2022, 2023 and 2024.

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

We mainly secure our contracts through direct negotiation and quotation processes with our potential customers and through tendering. For the fiscal years ended September 30, 2022, 2023 and 2024, approximately 81.9%, 68.6% and 58.1% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 18.1%, 31.4% and 41.9% was generated from tendering, respectively. For the fiscal years ended September 30, 2022, 2023 and 2024, approximately 47.0%, 31.4% and 22.4% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 53.0%, 68.6% and 77.6% was generated from tendering, respectively. Our revenues generated from screening services was mainly generated from quotations for the fiscal years ended September 30, 2022, 2023 and 2024.

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

As we are not engaged in the production of security systems during the ordinary course of our business, we source security systems from and rely on the relationship with suppliers mainly from Malaysia, Belgium and Hong Kong. For the fiscal years ended September 30, 2022, 2023 and 2024, our cost of goods sold amounted to HK$24.3 million, HK$29.7 million and HK$33.7 million (US$4.3 million), representing approximately 24.9%, 25.7% and 25.0% of our total cost of revenues, respectively. We rely on our suppliers to continue to supply high quality security systems on a timely basis and at competitive prices to sustain our operations. Prices of products offered by our suppliers may be subject to fluctuation for reasons beyond our control, such as greater industry demand, shortage of supplies or change in their marketing strategies. We cannot assure you that our suppliers will not consolidate their businesses, such that they will be in a stronger bargaining position in their commercial negotiations with us. There is also no assurance that we as a distributor will be able to source suitable security systems and desired brands for our customers. Failure to effectively maintain our business relationship with our suppliers may also impair our ability to secure competitive terms for our procurement. Any significant increase in our purchase prices and our failure to pass on the increased costs to our customers could have a material adverse effect on our business, results of operations and financial condition.

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

During the fiscal years ended September 30, 2022, 2023 and 2024, we outsourced certain parts of our security-related engineering works to subcontractors engaged by us. For the fiscal years ended September 30, 2022, 2023 and 2024, our subcontracting costs, which mainly represent the cost of services from third-party service providers, were HK$15.6 million, HK$32.0 million and HK$35.4 million (US$4.6 million), respectively, representing 16.0%, 27.7% and 26.3% of our total cost of revenues, respectively.

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

Our security guarding and screening services and related vocational training services business operations are labor intensive and we rely heavily on our staff for providing these services. Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services and related vocational training services, calculated by dividing the number of relevant employees who left us by the total number of relevant full-time employees during the relevant period, was 57.0%, 61.3% and 79.3% for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong. We cannot assure you that there will be a stable supply of labor in the future. We have, from time to time, experienced short-term shortages primarily in engineers and skilled workers for the provision of installation services, which we have addressed by (i) paying higher wages or (ii) engaging subcontractors to provide relevant labor.

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

Our business depends heavily on the supply of threat detection systems, which is the principal security system offered by us. For the fiscal years ended September 30, 2022, 2023 and 2024, our largest supplier accounted for approximately 20.2%, 15.0% and 15.5% of our total purchases, respectively. Two suppliers accounted for 23.1% and 14.9% of our trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of our trade and notes payables as of September 30, 2023. If the supply of threat detection systems by our largest supplier is disrupted, and we are not able to timely identify and engage a replacement supplier, our business operation may be subject to disruptions or security risks.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, our cost of goods sold amounted to HK$24.3 million, HK$29.7 million and HK$33.7 million (US$4.3 million), respectively, representing approximately 24.9%, 25.7% and 25.0% of our total cost of revenues. The prices of our security systems generally follow the price trends of, and vary with, market conditions. Supplies of these security systems may also be subject to a variety of factors that are beyond our control, including but not limited to the suppliers’ business interruptions, government control and overall economic conditions, all of which may have an impact of their respective market prices from time to time.

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

As of September 30, 2024, we had three registered trademarks in Hong Kong, which we consider material to our business. However, we cannot guarantee you that the registration of our trademarks can completely protect us against any infringement or imitation. In any case, we are susceptible to infringement of our logos and brands by third parties, whether or not such logos are or will continue to be registered trademarks. If there is any misuse by third parties of our brand, or if we are unable to detect, deter and prevent misbehavior and misconduct by our employees, or if we fail to effectively protect our brand and trademarks, our reputation and brand could be damaged and our business and financial performance may be materially and adversely affected.

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

During our business operation, we may face difficulties in collecting payments from customers. We cannot assure you that our measures to collect overdue payments, such as by sending statement of accounts and reminder emails to customers, will be effective. Although some payments are paid to us through bank transfers, individual customers of the related vocational training services provided by us may make payments to us in cash. For the fiscal years ended September 30, 2022, 2023 and 2024, our related vocational training income amounted to HK$3.8 million, HK$4.0 million and HK$3.7 million (US$0.5 million), respectively, representing 2.8%, 2.5% and 2.0% of our total revenues, respectively.

Our provision for allowance for credit loss for the fiscal years ended September 30, 2022 and 2023 were HK$30,000 and HK$8.6 million, respectively. Our reversal of provision for allowance for credit loss for the fiscal year ended September 30, 2024 was HK$3.2 million (US$0.4 million). In the event that the actual recoverability is lower than expected, or that our past loss allowance for credit loss becomes insufficient in light of any new information, we may need to provide for an additional allowance for credit loss, which may in turn materially and adversely affect our business, financial position and results of operations. Further, if we fail to collect cash payments from customers or experience a prolonged delay in receiving the receivables, our cash flow position and our ability to meet our working capital requirements may be adversely affected.

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

We are typically required to complete each project according to a fixed schedule by an agreed date as stated in the relevant contract. If we fail to complete a project in a timely manner resulting in a breach of our contractual obligations, we may be liable to compensate our customers for losses or damages caused by the delay. For the projects undertaken by us, it is common for a clause for payment of damages for non-completion of works to be included in the contract made between us and the customer involved. Such a clause usually provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. Any delay in the completion of a project, whether or not caused by us, could also lead to additional costs being incurred, including costs to hire additional manpower. During the fiscal years ended September 30, 2022, 2023 and 2024, we were not liable for losses or required to pay any damages for any delay in the completion or non-completion of any projects.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, we received government grants of HK$3.5 million, HK$0.6 million, and HK$0.1 million, respectively. To cushion the impact of COVID-19 on our operation of business, we have applied for subsidies under the Employment Support Scheme, an Anti-Epidemic Fund launched by the Hong Kong government. During the fiscal years ended September 30, 2022, 2023 and 2024, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of HK$3.3 million, HK$0.4 million, and nil, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. We may not be able to generate the same amount of other income in the future. In the event of any changes in government measures or policies, resulting in any suspension, material reduction or termination of government grants we receive, our profitability, results of operations and financial condition may be materially and adversely affected.

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

Our funds are held in accounts at banks or other financial institutions. As of September 30, 2022, 2023 and 2024, HK$25.2 million, HK$16.4 million, and HK$52.3 million (US$6.7 million) of the Group’s cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. Accordingly, the Group’s total unprotected cash held in banks amounted to HK$22.9 million, HK$14.3 million and HK$50.0 million (US$6.4 million) as of September 30, 2022, 2023 and 2024, respectively.

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

We have maintained insurance coverage for various risks in relation to our operations, employees and protection against accidents and injuries. For details of our insurance policies, see “Item 4. Information on the Company — 4.B. Business Overview — Insurance.” However, we do not carry any insurance policies against certain risks, such as professional indemnity, business interruption, product liability, acts of terrorism, riot or public disorder. We may also be subject to liabilities against which we are not adequately insured and we would be required to make up for the shortfall of the awarded amount. With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. Furthermore, adequate insurance coverage may not be available on reasonable terms in the future or may only be available at significantly higher premiums for risks currently covered. Should any major claims be made against us which are not covered by adequate insurance or at all, our business and financial performance may be materially and adversely affected. During the fiscal years ended September 30, 2022, 2023 and 2024, our insurance costs had continued to increase, and the aggregate expenses of our insurance were approximately HK$0.9 million, HK$1.2 million and HK$1.9 million (US$0.2 million), respectively. We cannot control if there are reductions or limitations of insurance coverage by insurers upon the expiry of our currently existing policies. Any further increase in insurance costs (such as an increase in insurance premiums) or reduction in coverage may materially and adversely affect our results of operations and financial condition.

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

We conduct business with customers, suppliers and subcontractors located in Hong Kong, the PRC and overseas. While most of our costs and expenses are denominated in USD, HKD, Euro (“EUR”) and Pound sterling (“GBP”), some are denominated in Renminbi, the legal currency of China (“RMB”) and other foreign currencies. We are therefore subject to risks associated with exchange rate fluctuations and changes in exchange rates could affect our results of operations. In relation to our security-related engineering services, we take into account fluctuations in foreign exchange rates when setting the prices for our quotations and tenders. We cannot assure you that our estimates of fluctuations in foreign exchange rates will be accurate. In the event that we fail to accurately estimate the fluctuations, we may experience net exchange losses. During the fiscal years ended September 30, 2022, 2023 and 2024, we have recorded net exchange losses of HK$96,028, net exchange gains of HK$0.5 million and net exchange gains of HK$0.3 million (US$0.1 million), respectively, due to foreign exchange fluctuations.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues amounted to HK$136.4 million, HK$163.7 million and HK$182.2 million (US$23.4 million), respectively, and our net income for the corresponding year was HK$8.3 million, HK$9.8 million and HK$10.9 million (US$1.4 million), respectively. Further, for the fiscal years ended September 30, 2022, 2023 and 2024, we incurred finance costs of HK$0.1 million, HK$0.1 million and HK$0.2 million (US$0.1 million), respectively. As of the date of this annual report, we do not have outstanding bank borrowings. Our revenues, expenses and operating results may vary from period to period and may fluctuate due to a variety of factors, some of which are beyond our control, including changes in laws, regulations and industry practices in the security-related engineering services industry and security guarding and screening service and related vocational training service industry, increases in costs of labor, security systems and parts and components and conditions of the property market and construction industry in Hong Kong, as well as our ability to estimate and control costs, operating expenses and work progress for each project.

Our performance in the past may not be indicative that we will attain similar performance in the future. There is no assurance that our business will continue to attain similar performance as being comparable to that during the fiscal years ended September 30, 2022, 2023 and 2024 or we will be able to maintain continued growth through organic growth and implementation of our business strategies.

We cannot assure you that we will declare and distribute any amount of dividends in the future.

For the fiscal years ended September 30, 2022, 2023 and 2024, Shine Union declared dividends of HK$25.3 million, nil and nil, respectively, and Fortune Jet declared dividends of HK$0.4 million, nil and nil, respectively, totaling HK$25.7 million, nil and nil, respectively, to their then respective shareholders, of which HK$40,400, nil and nil, respectively, was attributable to a non-controlling interest. For the fiscal years ended September 30, 2022, 2023 and 2024, the Company declared dividends of HK$8.0 million, nil and nil, respectively, to its then shareholders. For details, see Notes 15 and 16 in our audited consolidated financial statements included elsewhere in this annual report. Among the dividends of HK$25.3 million declared by Shine Union during the fiscal year ended September 30, 2022, HK$7.6 million was cash settled in the fiscal year ended September 30, 2022, while the remaining HK$17.7 million was offset against the amount due from SU Investment. All dividends have been fully settled as of the date of this annual report. As of the date of this annual report, we did not have any dividend policy. Our dividend distribution records in the past may not be used as references or bases to determine the level of dividends that may be declared or paid by us in the future.

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

Furthermore, as the Competition Ordinance has only been operational since December 2015, there may be uncertainties on the full effect of the rules in respect of compliance, infringement and its effect on our business, in particular when tendering is one of our means of securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. We may also inadvertently infringe the Competition Ordinance and under such circumstance, we may be subject to fines and/or other penalties, incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation. For further details, see “Item 4. — 4.B Business Overview - Regulations.”

Our business could be affected by the Hong Kong government’s level of spending on public works as well as the constant supply of residential buildings and establishment of infrastructure facilities in Hong Kong.

We generate revenues from both private and public sector projects, including those carried out in residential properties and infrastructure facilities. For the fiscal years ended September 30, 2022, 2023 and 2024, 86.8%, 82.3% and 86.2% of our revenue was generated from private sector projects, respectively, and 13.2%, 17.7% and 13.8% of our revenue was generated from public sector projects, respectively. Some public works projects are non-recurring in nature. Any change or significant delay in the level of spending on public works by the Hong Kong government may affect our business and results of operations. In the event that the Hong Kong government reduces its level of spending on public works, and we fail to secure business from other sectors, our business and profitability could be adversely affected. There is no assurance that the rising supply of residential buildings and investment in infrastructure facilities can be constantly sustained in Hong Kong. In the event that there is a lesser supply of residential buildings and establishment of infrastructure facilities, our business and results of operations could be materially and adversely affected.

We have adopted an equity incentive plan and have granted share-based awards under our equity incentive plan, which will result in increased share-based compensation expenses.

We adopted our 2024 Equity Incentive Plan, or the 2024 Plan, in November 2024 to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business. The maximum number of our ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 1,000,000. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may continue to grant share incentive awards to employees in the future. As a result, we will incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations and financial condition.

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

Our directors and officers currently collectively own an aggregate of 71.2% of the total voting power of our outstanding ordinary shares.

Our directors and officers currently collectively own an aggregate of 71.2% of the total voting power of our outstanding ordinary shares as of the date of this annual report. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. — 6.E. Share Ownership”

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq Stock Market that listed companies must: (i) obtain shareholders’ approval for issuance of securities in certain situations, and (ii) hold annual shareholders’ meetings. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

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

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our company currently hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors,” our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines or if such investors purchase shares of our ordinary shares prior to any price decline.

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

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a “PFIC”, for any taxable year if, for such year, either:

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

Based upon our current and projected income and assets and the market price of our ordinary shares, we do not believe that we were a PFIC for the taxable fiscal year ended September 30, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). The market price of our ordinary shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Item 10. – Additional Information - 10.E Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

As of the date of this annual report, Mr. Chan Ming Dave, our Chairman of the board of directors and our Chief Executive Officer, beneficially owns approximately 9,116,800 ordinary shares, or approximately 65.8% of our outstanding ordinary shares.

Accordingly, Mr. Chan could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Chan also has the power to prevent or cause a change in control. Without the consent of Mr. Chan, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Chan could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Chan may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Chan and his affiliated entity, see “Item 6. — Directors, Senior Management and Employees — 6.E. Share Ownership.”

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our amended and restated memorandum and articles of association as currently in effect has provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements. Subject to the foregoing, our directors have discretion to determine whether or not, and under what conditions, corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. Therefore, you may not be able to effectively enjoy the protection offered by U.S. laws and regulations that intend to protect public investors.

In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in a state or federal courts of the United States.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will publish our results through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes- Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, (ii) a lack of formal risk assessment process and internal control framework over financial reporting, and (iii) a lack of IT general controls regarding logical access security, change management of our ERP system as well as cybersecurity, and we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures – Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of our IPO, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2024. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our ordinary shares are listed on Nasdaq under the symbol “SUGP.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally US$2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We are required to demonstrate compliance with Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We cannot assure you that we will continue to meet those continued listing requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in Hong Kong through our subsidiaries, Shine Union and Fortune Jet. Our principal executive office in Hong Kong is located at 7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number at this address is +852 2341-8183. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We commenced our security-related business in 1998 through our subsidiary, Shine Union, in Hong Kong.

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

On January 26, 2024, we consummated our initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses. We have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The over-allotment was not exercised after the 30-day period. The Registration Statement relating to the IPO also covered the underwriters’ warrants (the “Representative’s Warrants”) and the ordinary shares issuable upon the exercise thereof in the total amount of up to 62,500 ordinary shares. The Representative’s Warrants have an exercise price of US$4.00, subject to certain conditions and limitations, and may be exercised on a cashless basis. The Representative’s Warrants are exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the commencement date of sales in of the IPO, which period shall not extend further than five years from the commencement date of sales in the IPO.

In order to further expand our geographic distribution channel, as of the date of this annual report, we have been in the process of establishing a subsidiary in the Macao Special Administrative Region of the People’s Republic of China (the “Macao SAR”) under the name of Shine Union (Macao) Limited.

The chart below summarizes our corporate structure as of the date of this annual report:

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.sugroup.com.hk. The information contained on our website is not a part of this annual report.

4.B. Business Overview

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

We have experienced stable growth in the fiscal years ended September 30, 2022, 2023 and 2024. Our total revenues increased by 20.0% from HK$136.4 million in the fiscal year ended September 30, 2022 to HK$163.7 million in the fiscal year ended September 30, 2023, and further increased by 11.3% to HK$182.2 million (US$23.4 million) in the fiscal year ended September 30, 2024. Our net income increased by 18.8% from HK$8.3 million in the fiscal year ended September 30, 2022 to HK$9.8 million in the fiscal year ended September 30, 2023, and further increased by 8.7% to HK$10.7 million (US$1.4 million) in the fiscal year ended September 30, 2024.

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

The diagrams below illustrate the business models of our principal business operations:

Security-related engineering services

Note: Depending on the availability of resources, intensiveness of labor and cost effectiveness, we may subcontract some security-related engineering works to selected subcontractors. Please see “— Our Subcontractors” in this section for further details.

Security-related engineering services are one of our principal businesses. During the fiscal years ended September 30, 2022, 2023 and 2024, revenues generated from the provision of security-related engineering services amounted to HK$77.2 million, HK$98.1 million and HK$107.0 million (US$13.8 million), representing 56.6%, 59.9% and 58.7% of our total revenues, respectively.

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

Shine Union offers different types of carpark systems, including carpark systems under the proprietary brand “SUNGATE,” which Shine Union started to design and develop in 2006. For the fiscal years ended September 30, 2022, 2023 and 2024, our project income from the supply of carpark systems under the proprietary brand “SUNGATE” amounted to HK$4.3 million, HK$3.5 million and HK$4.6 million (US$0.6 million), respectively, representing 5.3%, 3.5% and 4.3% of our revenues generated from security-related engineering services. The “SUNGATE” carpark systems are designed and developed pursuant to customers’ requests. For example, the payment method (such as electronic payment by using Octopus card and credit card) and reporting output may be customized pursuant to customers’ specifications. The production of the “SUNGATE” carpark systems is outsourced to manufacturers pursuant to Shine Union’s request and specifications, whereas Shine Union will perform some final manual assembly, testing and commissioning of the systems.

Shine Union offers various security systems including threat detection systems and traffic and pedestrian control systems for leasing if its customers choose not to purchase such systems outright. For the fiscal years ended September 30, 2022, 2023 and 2024, Shine Union leased 31, 24 and 27 security systems to its customers, respectively, generating rental income of HK$8.7 million, HK$6.2 million and HK$5.7 million (US$0.7 million), respectively. The rental income under the standalone equipment leasing arrangements with Shine Union’s lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of lease.

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

Fortune Jet maintains a pool of both full-time and part-time security guards for its security guarding business where Fortune Jet’s part-time employees are engaged to satisfy ad-hoc or urgent work requests from its customers. For details, please see “Item 6. Directors, Senior Management and Employees — 6.D. Employees.” As work orders in the security guarding services industry are sometimes broken down into jobs with shorter time segments, maintaining a pool of part-time security guards is a common practice in the industry for flexible deployment of human resources. With a list of full-time and part-time security guards, Fortune Jet can mobilize the necessary manpower to participate in both fixed-term contracts and one-off events, and to fulfil ad-hoc or urgent demands from customers.

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

During the fiscal years ended September 30, 2022, 2023 and 2024, we had stable revenues in the provision of related vocational training services. Our revenues in such segment increased from HK$3.8 million in the fiscal year ended September 30, 2022 to HK$4.0 million in the fiscal year ended September 30, 2023, and decreased to HK$3.7 million (US$0.5 million) in the fiscal year ended September 30, 2024. We plan to continue expanding our related vocational training services in the upcoming years.

Our Operational Flow

Security-related Engineering Services

●	Projects

●	Project identification

In relation to Shine Union’s security-related engineering projects, Shine Union identifies potential projects after undergoing direct negotiation and quotation process with its potential customers, or through tendering, which may be open tenders or sent to a selected group of prequalified contractors on the customer’s list of approved contractors, which is more common for public sector projects. For the fiscal years ended September 30, 2022, 2023 and 2024, 81.9%, 68.6% and 58.1% of our revenues generated from security-related engineering services, respectively, was generated from quotations, whereas 18.1%, 31.4% and 41.9% of our revenues generated from security-related engineering services, respectively, was generated from tendering.

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

We generally subcontract labor works to selected subcontractors based on the labor-intensiveness of the works involved and the need for cost effectiveness. This enables Shine Union to obviate the need for keeping many workers under permanent employment, thereby giving Shine Union the feasibility to deploy its resources more cost effectively without compromising its service quality. Please see “— Our Subcontractors” for further details.

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

The defects liability period begins after completion of works. During this period, Shine Union’s service and maintenance department is responsible to make good any defects in the systems or products it has provided and installed and other defective works at its own costs. Shine Union’s suppliers generally grant it a warranty period for the products it purchases. For details, please refer to “Our Suppliers — Major Contract Terms with Our Suppliers.” During the fiscal years ended September 30, 2022, 2023 and 2024, costs of such rectification were immaterial. The defects liability period is generally 12 to 18 months.

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

In relation to its screening business, Fortune Jet identified its contracts through direct negotiation, quotation process, and tendering process.

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

Our Contracts

In the fiscal years ended September 30, 2022, 2023 and 2024, 80.9%, 81.1% and 61.8% of our revenues from the provision of security-related engineering services was contributed by recurring customers, respectively. During the same periods, contracts in relation to our security-related engineering projects generally ranged from 2 to 12 months in duration, excluding the defects liability period, depending on the scope and complexity of the works involved and size of the contract, whereas our maintenance contracts are generally for a term of 1 to 3 years, and our equipment leasing contracts are generally for a term of 2 to 3 years, subject to renewal.

In the fiscal years ended September 30, 2022, 2023 and 2024, 74.2%, 76.9% and 88.2% of our revenues from the provision of security guarding and screening services was contributed by recurring customers, respectively. In relation to our security guarding and screening services, the contracts entered into with our customers during the same periods can be categorized into (i) fixed-term contracts with a fixed contract term, typically ranging from 6 months to 3 years; (ii) ad-hoc contracts including contracts and invoices provided on an ad-hoc or urgent basis with a term ranging from 1 day to 15 days; and (iii) event contracts for a single-purpose event. We had over 11,000, over 11,100 and 10,000 students enrolled in related vocational training courses with revenue contributed in the fiscal years ended September 30, 2022, 2023 and 2024, respectively.

Our Suppliers

Our principal purchases are security systems, including threat detection systems, traffic and pedestrian control systems, and ELV systems. We mainly source our security systems from Malaysia, Belgium and Hong Kong.

During the fiscal years ended September 30, 2022, 2023 and 2024, our five largest suppliers accounted for 43.2%, 46.9% and 49.6% of our total purchases, respectively, and our single largest supplier accounted for 20.2%, 15.0% and 15.5% of our total purchases during the same periods, respectively. Two suppliers accounted for 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023. For the fiscal year ended September 30, 2024, two suppliers represented 15.5% and 10.2% of the Group’s purchases. For the fiscal year ended September 30, 2023, two suppliers represented 15.0% and 13.7% of the Group’s purchases. Other than the largest supplier we had in the fiscal year ended September 30, 2022, there was no other supplier who accounted for more than 10% of our total purchases in the fiscal year ended September 30, 2022. See “Item 3. — 3.D. Risk Factor — Risks Related to Our Business and Industry — Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.” All of our five largest suppliers for the fiscal years ended September 30, 2022, 2023 and 2024 are independent third parties.

We generally place orders with our suppliers on a project basis and based on the requirements of each project. To ensure consistency in quality, we generally place purchase orders with suppliers which are on our internal list of approved suppliers or that of our customers. We have entered into distribution agreements with our suppliers for certain security systems and are restricted under the relevant non-compete clauses from representing, marketing or selling security systems which are in competition with such suppliers’ products. Other than these, we have multiple sources for most of the equipment, parts or components required to reduce possible interruptions to our business operations and reliance on individual suppliers. This helps us to maintain stability of security systems and parts procurement. During the fiscal years ended September 30, 2022, 2023 and 2024, we did not experience any material shortage or delay of our major equipment, parts or components causing material disruption to our business operation.

We select suppliers for inclusion into our internal approved lists of suppliers based on the quality and price of their supplies. We review our approved supplier list annually to maintain a strong base of reliable material suppliers at competitive prices for the required security systems and parts. As of September 30, 2024, there were over 200 suppliers and subcontractors on our list of approved suppliers and subcontractors in relation to our security-related engineering business.

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

Our purchases were mainly denominated in USD, HKD, EUR, GBP and RMB. We do not undertake hedging activities against the price of goods that we procure. During the fiscal years ended September 30, 2022, 2023 and 2024, we did not experience any material adverse effect to our business or financial performance as a result of price fluctuations of supplies sourced by us. We take into consideration the increase in costs of materials such as security systems and parts and transfer a portion of the actual or anticipated price increases to our customers when we prepare for quotations. As we source some of our supplies from oversees countries, we are subject to foreign currency risk. For details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Fluctuations in foreign exchange rates may become material and adversely affect our business, financial condition and results of operations.”

Our Subcontractors

We generally subcontract labor works to selected subcontractors based on the labor-intensiveness of the works involved and the need for cost effectiveness. This enables us to obviate the need for keeping a large number of workers under our permanent employment, thereby giving us the feasibility to deploy our resources more cost effectively without compromising our quality. During the fiscal years ended September 30, 2022, 2023 and 2024, we mainly subcontracted our installation works in relation to security-related engineering services. In addition to the related vocational training services, which are provided by trainers who are also our subcontractors, we also outsourced a part of our operation in security guarding services during the fiscal years ended September 30, 2022, 2023 and 2024.

We have maintained business relationships with over 20 subcontractors who have undertaken engineering works with us. We maintain an internal list of approved suppliers and subcontractors. For the fiscal years ended September 30, 2022, 2023 and 2024, our subcontracting cost, which represented the cost of services from third-party service providers, amounted to HK$15.6 million, HK$32.0 million and HK$35.4 million (US$4.6 million), respectively, representing approximately 16.0%, 27.7% and 26.3% of our total cost of revenues for the respective years.

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

We engage subcontractors on a project basis and have not entered into any long-term agreement with our subcontractors during the fiscal years ended September 30, 2022, 2023 and 2024. During the fiscal years ended September 30, 2022, 2023 and 2024, there were no material nonperformance issues or disputes with our subcontractors and we did not experience any material difficulty in securing services from subcontractors.

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

Our Customers

Our major customers included system integrators, logistics companies and air cargo terminal operators in Hong Kong. In the fiscal years ended September 30, 2022, 2023 and 2024, our five largest customers accounted for 15.2%, 19.9% and 27.5% of our total revenues, respectively. Our single largest customer accounted for 3.8%, 4.6% and 12.9% of our total revenues during the same periods, respectively. All of our five largest customers for the fiscal years ended September 30, 2022, 2023 and 2024 are independent third parties.

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

Defects liability period. Our contracts typically include a defects liability period, during which we are responsible for rectifying the works defects. The defects liability period is typically a period of one year from the date of completion of our installation works for security systems. If the security systems are defective, we will replace the defective parts during the defects liability period or request our suppliers or subcontractors to do so. Costs incurred by us to rectify defective works or products during the fiscal years ended September 30, 2022, 2023 and 2024 were immaterial.

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

Damages relating to or costs arising from delay or non-completion of works. Our contracts usually contain a clause which provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works so remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. In the fiscal years ended September 30, 2022, 2023 and 2024, we did not incur substantial liquidated damages or costs arising from the delay or non-completion of works which had or would materially and adversely affect our business operations and financial results.

Termination. Our contracts can typically be terminated, inter alia, if our performance is found to be unsatisfactory, if we become bankrupt or insolvent, or if for any reason the main contract for the project between the main contractor and its customer has been terminated. During the fiscal years ended September 30, 2022, 2023 and 2024, there was no material contract terminated for such reasons.

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

We monitor the quality of security systems and parts we purchase for our awarded contracts. All incoming security systems and parts are subject to inspection upon receipt. We conduct sample inspections on the supplies delivered to the relevant project sites or our warehouse, to ensure that they are in accordance with our required standards. Such inspections include checking the type and quantity of the supplies delivered and whether there is any observable defect. Security systems and parts that fail to meet our required standards are returned to our suppliers for corrective measures or replacement. During the fiscal years ended September 30, 2022, 2023 and 2024, there had been no material incident where security systems and parts were returned to our suppliers due to quality deficiencies.

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

We receive feedback from our customers by reaching out to them on a regular basis, or by providing them with a questionnaire upon completion of a project. We relay feedback from customers on product quality issues to our project management team, who implement corrective measures in our quality control procedures when necessary. During the fiscal years ended September 30, 2022, 2023 and 2024, and up to the date of this annual report, we have not received any material complaints about the quality of our products and services.

●	External audit

The Crime Prevention Bureau of the Hong Kong Police Force conducts inspection on our businesses annually under the Security Company License regime. We are hence typically requested to prepare a list of documents, including letter of authorization, valid business registration certificate, valid employees’ compensation insurance policy, valid public liability insurance policy, updated employee list which should consist of the names of the engineers and technicians and the expiry dates of their corresponding Security Personnel Permits.

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

The Crime Prevention Bureau of the Hong Kong Police Force conducts inspection on our businesses annually under the Security Company License regime. We will be requested to prepare a list of documents, including letter of authorization, valid business registration certificate, valid employees’ compensation insurance policy, valid public liability insurance policy, updated employee list which should consist of the names of the security guards and the expiry dates of their corresponding Security Personnel Permits.

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

During the fiscal years ended September 30, 2022, 2023 and 2024, we did not receive any material complaints and were not subject to any disciplinary actions imposed by any government authorities in respect of the quality of the security guarding and screening services that we provided which could have resulted in any material adverse impact on our operations or financial condition and no material compensation or penalty was paid to resolve any complaints.

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

Licenses and Qualifications

We are required to obtain relevant licenses and qualifications for the operation of our business. For further information on the material licenses and permits necessary for the operation of our business, see “— Regulations.”

The following table summarizes all requisite licenses, permissions or approvals needed for our current operations in Hong Kong:

Company	License/ Qualifications/ Registrations	Issuing Authority	Validity
Shine Union	Security Company License (Type III)	Security and Guarding Services Industry Authority	December 30, 2020 to December 29, 2025
	Radioactive Substances License	Radiation Board	January 26, 2024 to February 25, 2025
	Radio Dealers License (Unrestricted)	Communications Authority	February 1, 2024 to January 31, 2025
	Irradiating Apparatus License	Radiation Board	October 25, 2024 to November 1, 2025
	Certificate of Registration of Electrical Contractor	Electrical and Mechanical Services Department	July 11, 2023 to July 14, 2026
	Registered Subcontractor	Construction Industry Council	March 31, 2024 to March 30, 2027
	Endorsement of Removal Service Plan	Environmental Protection Department	August 13, 2018 (no expiry date)
	Certificate of Registration as a Registered Supplier	Environmental Protection Department	August 14, 2018 (no expiry date)
	Type Approval Certificate (Smart Park)	Octopus Cards Limited	May 4, 2022 to May 4, 2025
	Type Approval Certificate (Self-Service Kiosk)	Octopus Cards Limited	May 4, 2022 to May 4, 2025
	Type Approval Certificate (Access Control System)	Octopus Cards Limited	August 3, 2023 to August 3, 2026
	Property Management Company License	Property Management Services Authority	November 7, 2022 to November 6, 2025
Fortune Jet	Security Company License (Type I)	Security and Guarding Services Industry Authority	September 18, 2020 to September 17, 2025
	Statement of Accreditation Approval for Certificate in Basic Security Services under QASRS (QF Level 1)	The Hong Kong Council for Accreditation of Academic and Vocational Qualifications	November 23, 2024 to November 22, 2027
	Property Management Company License	Property Management Services Authority	November 18, 2022 to November 17, 2025

As of the date of this annual report, we are on the lists of approved suppliers and/or contractors of more than 13 Hong Kong government departments. During the fiscal years ended September 30, 2022, 2023 and 2024, and to the date of this annual report, (i) we have obtained all material licenses, qualifications and registrations necessary for the operation of our business in the jurisdictions in which we operate and such licenses are still valid and in force; and (ii) we have not experienced any refusal of the renewal application of any material licenses necessary for the operation of our business.

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

Our principal competitors include Manifest Marketing Limited and ECI Technology Holdings Ltd.

Environmental Matters

Due to the nature of our business, our operational activities do not significantly generate industrial pollutants, and we did not incur material costs of compliance with applicable environmental protection rules and regulations during the fiscal years ended September 30, 2022, 2023 and 2024. Nevertheless, we recognize the importance of environmental protection and we strive to meet the expectation of the community for healthy standards of living and working environment.

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

During the fiscal years ended September 30, 2022, 2023 and 2024, and up to the date of this annual report, we have not recorded any material non-compliance in respect of any applicable laws and regulations on environmental protection in Hong Kong.

Insurance

We consider our insurance coverage to be customary for businesses of our size and type and in line with the standard commercial practice in the jurisdiction(s) where we operate.

We maintain different types of insurance policies to cover our risks in respect of our business operations and our employees, including (i) employees’ compensation insurance policy; (ii) contractors’ all risk insurance policy covering public liability of bodily injury or property damage claim including X-ray machines and all equipment arising from or related to the provision of services and caused by our (or our subcontractors’) negligent acts or omissions, or those of our employees; (iii) general public liability insurance; (iv) property all risks insurance covering physical loss or damage of X-ray machines; (v) motor vehicle and commercial vehicle insurance policy covering the third-party legal liabilities; (vi) directors and officers liability insurance; and (vii) miscellaneous insurance such as business combined insurance, life insurance, and fire insurance. We currently do not maintain professional indemnity insurance and hence any claims against us may expose us to potential indemnity liabilities to the extent not covered by other insurance policies. See “Risk Factors — Risks Related to our Business and Industry — We may not have adequate insurance coverage and we are affected by the increasing insurance costs.”

We believe that our current insurance policies provide sufficient coverage of the risks to which we may be exposed to and are in line with the industry norm. During the fiscal years ended September 30, 2022, 2023 and 2024, our insurance costs were approximately HK$0.9 million, HK$1.2 million and HK$1.9 million (US$0.2 million), respectively. During the fiscal years ended September 30, 2022, 2023 and 2024, we did not make and were not subject to any material insurance claims. We review our insurance policies and coverage from time to time to ensure our insurance remains adequate in the future.

Legal Proceedings

As of the date of this annual report, there had been no litigation, arbitration or claim outstanding pending or threatened by third parties against us that would, individually or collectively, have a material adverse effect on our results of operations or financial condition. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Our Group is involved in the provision of Type I security work and Type III security work. Shine Union obtained its first Security Company License (Type III) on December 30, 2000 and Fortune Jet obtained its first Security Company License (Type I) on September 18, 2015. Based solely on the confirmations of our Directors and our company, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that each of our current Security Company License (Type I) and Security Company License (Type III) remain valid as of the date of this annual report.

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

Our employees engaging in the design, installation and/or maintenance of security systems and/or provision of security guarding services have obtained the relevant Security Personnel Permits for performing Category A Security Work, Category B Security Work and Category D Security Work for the fiscal years ended September 30, 2022, 2023 and 2024, and as of the date of this annual report. Based solely on the confirmation of our directors, our Hong Kong counsel, Watson Farley& Williams LLP, is of the view that the relevant Security Personnel Permits remained valid as of the date of this annual report.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, and as of the date of this annual report, Shine Union held the Radio Dealers License (Unrestricted) and is licensed to possess and deal in the course of its trade or business in apparatus or material for radiocommunications or in any component parts thereof.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, and as of the date of this annual report, Shine Union held the Irradiating Apparatus License (to sell and stow, to possess (for installation) or to possess and use certain irradiating apparatus) and the Radioactive Substance License (to convey and sell certain radioactive substances).

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

For the fiscal years ended September 30, 2022, 2023 and 2024, and as of the date of this annual report, Shine Union was recognized as a registered electrical contractor.

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

Fortune Jet was recognized (subject to compliance of certain specified conditions) by the Commissioner for Labor (i) on April 26, 2019, to conduct the Mandatory Basic Safety Training Course (Construction Work) and to issue the relevant certificates; and (ii) on March 5, 2021 to conduct the Mandatory Basic Safety Training Revalidation Course (Construction Work) and to issue the relevant certificates. Based solely on the confirmation of our directors, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that the recognition of said safety training courses remains valid as of the date of this annual report.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, and as of the date of this annual report, Shine Union held the Notice of Endorsement of Removal Service Plan and the Certificate of Registration as Registered Supplier.

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

4.C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Our Corporate Structure and Certain Financial Conditions.”

4.D. Property, Plants and Equipment

We lease the properties for our principal executive office, which is located at Kwun Tong, Hong Kong with an aggregate area of approximately 7,300 square feet. We also own a land use right of a property for use as a workshop in Hong Kong with an aggregate area of approximately 1,400 square feet and lease four premises for use as training center, office, workshop, and warehouse, with an aggregate floor area of approximate 6,000 square feet. As of the date of this annual report, two of the premises in use by us are leased from our related parties, including one workshop and one warehouse. The lease agreements with related parties were negotiated and entered into on an arm’s length basis.

Land Use Right We Own

As of the date of this annual report, through our subsidiary Shine Union, we own a land use right of a property located at Unit 10, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Properties We Lease

Property/Land User	Properties	Primary Usage	Area (square feet)	Term of Lease
Shine Union	Unit 05, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Workshop	800	Apr 1, 2024 to Mar 31, 2025
	Unit 11, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Warehouse	1,541	Apr 1, 2024 to Mar 31, 2025
	7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Office	7,285	Jun 17, 2024 to Jun 16, 2027
Fortune Jet	17/F, Wing Wong Commercial Building, 557-559 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Training center	1,750	Nov 16, 2023 to Nov 15, 2025
	18/F, Wing Wong Commercial Building, 557-559 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Office	1,750	Dec 16, 2023 to Dec 15, 2025

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

Ability to secure new contract and maintain our backlog

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2022, 2023, and 2024 we had 319, 351, and 352 recurring customers, respectively, representing approximately 72.7%, 79.8%, and 81.5% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 80.9%, 81.1%, and 61.8% of our revenues from security-related engineering services, respectively, and approximately 74.2%, 76.9%, and 88.2% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2022, 2023 and 2024. While we devote resources to maintain or improve the relationships with our recurring customers, we also make efforts to source new customers. Although such expansion would reduce the proportion of revenues generated from recurring customers, it diversifies our clientele to reduce the potential impact in a case where the recurring customers cease to engage us to provide services.

Our customers operate across a wide variety of applications for our services. Our major customers include system integrators, logistics companies and an air cargo terminal operator in Hong Kong. We mainly secure our contracts through direct negotiation and quotation process with our potential customers. For the fiscal years ended September 30, 2022, 2023, and 2024, approximately 81.9%, 68.6%, and 58.1% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 18.1%, 31.4%, and 41.9% was generated from tendering, respectively. For the fiscal years ended September 30, 2022, 2023 and 2024, approximately 47.0%, 31.4%, and 22.4% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 53.0%, 68.6%, and 77.6% was generated from tendering, respectively. Our revenues generated from screening services were mainly generated from quotations for the fiscal years ended September 30, 2022, 2023, and 2024. Our results of operations will be adversely affected if we are unable to secure a sufficient number of sizable contracts in the future.

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

IMPACT OF COVID-19 ON OUR OPERATIONS

The Hong Kong economy has been affected by the COVID-19 outbreak as it hindered economic activities. The Hong Kong government has launched relief measures of unprecedented scale, including the two rounds of measures under the Anti-Epidemic Fund, which should provide some cushioning effects to the economy and the labor market. During the fiscal years ended September 30, 2022, 2023 and 2024, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of approximately HK$3.3 million, HK$0.4 million, and nil respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. During the fiscal years ended September 30, 2022, 2023 and 2024, we mainly sourced our security systems from Malaysia, Belgium and Hong Kong (i.e., places where our security systems are shipped from), and since the outbreak of the COVID-19 and up to September 30, 2022, 2023, and 2024, these suppliers and subcontractors had not expressed any difficulties in meeting our delivery schedules or service demands. Except as noted above, our directors confirm that the outbreak of COVID-19 has not resulted in any material adverse impact on our business operations and financial performance up to September 30, 2022, 2023 and 2024, such that (i) there is no loss or cancellation of our contracts or purchase orders after the fiscal years ended September 30, 2022, 2023 and 2024, and our contracts in the pipeline are ongoing as planned; (ii) none of our customers have, or have expressed their intention to, (a) delay, suspend or terminate their existing contracts or purchase orders, or (b) reduce their demand for our services; (iii) we have not experienced any instance of material labor shortage or suspension of works of our subcontractors in security-related engineering projects; and (iv) we have not experienced any instance of material labor shortage in security guarding and screening services.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We generate our revenues from (i) the provision of security-related engineering services; and (ii) the provision of security guarding and screening services.

The table below sets out the breakdown of our revenues by service line for the periods presented:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2023, and 2024
	2022	2023	2024		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	77,244,502	98,121,636	106,954,121	13,759,166	8,832,485	9.0
Project and maintenance	68,528,142	91,945,365	101,264,119	13,027,173	9,318,754	10.1
Equipment leasing	8,716,360	6,176,271	5,690,002	731,993	(486,269)	-7.9
Security guarding and screening services	59,202,940	65,569,330	75,210,418	9,675,481	9,641,088	14.7
Total revenues	136,447,442	163,690,966	182,164,539	23,434,647	18,473,573	11.3

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

Cost of revenues

Our cost of revenues consists of (i) costs of material in relation to security-related engineering services; (ii) employee benefit expenses for our staff which are attributable to the provision of services; (iii) subcontracting fees which mainly represent the cost of services from third-party service providers; and (iv) other costs directly attributable to our revenue-generating activities, such as depreciation of security systems leased to our customers under operating leases, freight charges, insurance, and other miscellaneous expenses.

The following table sets forth a breakdown of our cost of revenues by service line for the periods indicated:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2023, and 2024
	2022	2023	2024		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	50,395,302	60,045,961	70,735,182	9,099,762	10,689,221	17.8
Project and maintenance	48,075,308	58,436,171	68,719,575	8,840,464	10,283,404	17.6
Equipment leasing	2,319,994	1,609,790	2,015,607	259,298	405,817	25.2
Security guarding and screening services	46,825,025	55,602,052	63,832,917	8,211,817	8,230,865	14.8
Total cost of revenues	97,220,327	115,648,013	134,568,099	17,311,579	18,920,086	16.4

Gross profit and gross profit margin

Our gross profit equals our revenues less our cost of revenues. Our gross profit and gross profit margin are dependent on various factors, including the nature of the projects that were undertaken by us and the size of such projects during the respective financial year.

The following table sets forth a breakdown of our gross profit and gross profit margin by service line for the periods indicated:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2023, and 2024
	2022	2023	2024		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services
Project and maintenance
Gross profit	20,452,834	33,509,194	32,544,544	4,186,709	(964,650)	(2.9)%
Gross profit margin	29.8%	36.4%	32.1%	32.1%	(4.3)%
Equipment leasing
Gross profit	6,396,366	4,566,481	3,674,395	472,695	(892,086)	(19.5)%
Gross profit margin	73.4%	73.9%	64.6%	64.6%	(9.3)%
Security guarding and screening services
Gross profit	12,377,915	9,967,278	11,377,501	1,463,664	1,410,223	14.1%
Gross profit margin	20.9%	15.2%	15.1%	15.1%	(0.1)%
Total
Gross profit	39,227,115	48,042,953	47,596,440	6,123,068	(446,513)	(0.9)%
Gross profit margin	28.7%	29.3%	26.1%	26.1%	(3.2)%

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly consist of (i) employee benefit expenses for our directors, officers, and sales and administrative staff; (ii) legal and professional fees; (iii) office expenses primarily including motor vehicle expenses for our operations, repair and maintenance expenses, insurance, computer accessories expenses, utilities, postage and courier, and other communication expenses; (iv) depreciation of right-of-use (“ROU”) assets for our offices; (v) expenses relating to short-term leases and low-value assets; (vi) business development expenses which mainly consist of entertainment expenses, travelling expenses for business trips, and advertising and promotion expenses for our brand; (vii) provision for credit loss; and (viii) other miscellaneous expenses.

Losses on disposal of property and equipment

Losses on disposal of property and equipment represent the proceeds from disposal of property and equipment, net of the carrying amount of the property and equipment disposed of.

Other income

Other income mainly consists of (i) government grants received; (ii) net gains on foreign exchange arising from the fluctuation of US$, EUR, GBP, and RMB in relation to our procurement and bank and trade payables balances denominated in foreign currencies; (iii) interest income from bank deposits; and (iv) fair value gain on revaluation of the investment in our key management insurance policy.

Finance expenses

Finance expenses mainly represent interest expenses on notes payables.

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

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended September 30, 2022, 2023, and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended September 30,							Variances between the fiscal years ended September 30, 2023, and 2024
	2022		2023		2024			Amount	%
	HK$	%	HK$	%	HK$	%	US$	HK$
Revenues	136,447,442	100.0	163,690,966	100.0	182,164,539	100.0	23,434,647	18,473,573	11.3
Cost of revenues	(97,220,327)	(71.3)	(115,648,013)	(70.7)	(134,568,099)	(73.9)	(17,311,579)	18,920,086	16.4
Gross profit	39,227,115	28.7	48,042,953	29.3	47,596,440	26.1	6,123,068	(446,513)	(0.9)

Operating expenses
Selling, general and administrative expenses	(30,539,155)	(22.4)	(36,805,428)	(22.5)	(36,028,548)	(19.8)	(4,634,910)	(776,880)	(2.1)
Losses on disposal of property and equipment	(1,862,704)	(1.4)	(485,957)	(0.3)	(636,289)	(0.3)	(81,856)	150,332	30.9
Income from operations	6,825,256	5.0	10,751,568	6.6	10,931,603	6.0	1,406,302	180,035	1.7

Other income (expenses)
Other income	3,576,366	2.7	1,445,506	0.9	1,219,376	0.7	156,867	(226,130)	(15.6)
Finance expenses	(82,843)	(0.1)	(55,080)	(0.1)	(189,749)	(0.1)	(24,410)	134,669	244.5
Other expenses	(96,028)	(0.1)	—	—	—	—	—	—	—
Total other income, net	3,397,495	2.5	1,390,426	0.8	1,029,627	0.6	132,457	(360,799)	(25.9)

Income before income tax expenses	10,222,751	7.5	12,141,994	7.4	11,961,230	6.6	1,538,759	(180,764)	(1.5)
Income tax expenses	(1,972,577)	(1.5)	(2,338,850)	(1.4)	(1,307,742)	(0.7)	(168,235)	(1,031,108)	(44.1)
Net income	8,250,174	6.0	9,803,144	6.0	10,653,488	5.9	1,370,524	850,344	8.7

Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023

Revenues

Our revenues increased by HK$18.5 million, or 11.3%, from HK$163.7 million for the fiscal year ended September 30, 2023 to HK$182.2 million (US$23.4 million) for the fiscal year ended September 30, 2024 mainly due to (i) an increase in revenues from provision of security-related engineering services of HK$8.8 million; and (ii) an increase in revenues from security guarding and screening and related vocational training of HK$9.6 million.

Our revenues from the provision of security-related engineering services increased by HK$8.8 million, or 9.0%, from HK$98.1 million for the fiscal year ended September 30, 2023 to HK$107.0 million (US$13.8 million) for the fiscal year ended September 30, 2024. The increase was mainly attributable to the business growth of the security-related engineering services segment. Certain revenues for the fiscal year ended September 30, 2024 were contributed by several projects with larger revenues recognized, including one project of over HK$20 million, two projects of each over HK$4 million, three projects of each over HK$2 million, and ten projects of each over HK$1 million. Comparatively, certain revenues for the fiscal year ended September 30, 2023 were contributed by several projects with larger revenues recognized, including one project of over HK$6 million, one project of over HK$4 million, two projects of each over HK$3 million, five projects of each over HK$2 million, and four projects of each over HK$1 million.

Cost of revenues

Our cost of revenues increased by HK$18.9 million, or 16.4%, from HK$115.6 million for the fiscal year ended September 30, 2023 to HK$134.6 million (US$17.3 million) for the fiscal year ended September 30, 2024. The increase was mainly due to an increase employee benefit expenses from HK$48.5 million for the fiscal year ended September 30, 2023 to HK$60.4 million (US$7.8 million) for the fiscal year ended September 30, 2024, mainly due to expansion of security guarding and screening business which is labor-intensive; an increase in subcontracting fee from HK$32.0 million for the fiscal year ended September 30, 2023 to HK$35.4 million (US$4.6 million) for the fiscal year ended September 30, 2024, mainly attributable to the increase in security-related engineering services work performed and the expansion of security guarding and screening business during the fiscal year ended September 30, 2024. The increase was consistent with the business growth of security-related engineering services and security guarding and screening.

Gross profit and gross profit margin

Our gross profit slightly decreased by HK$0.4 million, or 0.9%, from HK$48.0 million for the fiscal year ended September 30, 2023 to HK$47.6 million (US$6.1 million) for the fiscal year ended September 30, 2024. The gross profit margin decreased from 29.3% in the fiscal year ended September 30, 2023 to 26.1% for the fiscal year ended September 30, 2024. The decrease was due to the net impact of (i) a decrease in the gross profit margin of security-related engineering services triggered by certain projects completed during the fiscal year ended September 30, 2024 with larger extent of use of subcontracting services; and (ii) a lower gross profit margin of security guarding services contracts resulting from an increasing labor cost.

Gross profit margin of project and maintenance income under security-related engineering services decreased from 36.4% for the fiscal year ended September 30, 2023 to 32.1% for the fiscal year ended September 30, 2024.

Gross profit margin of equipment leasing income under security-related engineering services decreased from 73.9% for the fiscal year ended September 30, 2023 to 64.6% for the fiscal year ended September 30, 2024.

Gross profit margin of security guarding and screening services maintained at a stable level, which was 15.2% for the fiscal year ended September 30, 2023 and 15.1% for the fiscal year ended September 30, 2024.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by HK$0.8 million, or 2.1%, from HK$36.8 million for the fiscal year ended September 30, 2023 to HK$36.0 million (US$4.6 million) for the fiscal year ended September 30, 2024. The decrease was mainly due to the net impact of (i) a reversal of provision for allowance for credit loss of HK$3.2 million (US$0.4 million) for the fiscal year ended September 30, 2024 compared to a provision for allowance for credit loss of HK$8.6 million for the fiscal year ended September 30, 2023; (ii) an increase in employee benefit expenses for directors, officers, and sales and administrative staff from HK$18.7 million for the fiscal year ended September 30, 2023 to HK$21.2 million (US$2.7 million) for the fiscal year ended September 30, 2024 triggered by salary adjustments; (iii) an increase in legal and professional fees from HK$0.4 million for the fiscal year ended September 30, 2023 to HK$5.0 million (US$0.6 million) for the fiscal year ended September 30, 2024 since more legal and professional services such as advisory are required for the Company being a public entity; (iv) an increase in subscriptions expenses from nil for the fiscal year ended September 30, 2023 to HK$0.6 million (US$0.1 million) for the fiscal year ended September 30, 2024 mainly for Nasdaq annual fee; and (v) an increase in advertising expenses from HK$0.3 million for the fiscal year ended September 30, 2023 to HK$2.2 million (US$0.3 million) for the fiscal year ended September 30, 2024 since more promotional activities and campaigns were performed for the Company to penetrate the market.

Losses on disposal of property and equipment

Our losses on disposal of property and equipment maintained at a stable level, which was HK$0.5 million for the fiscal year ended September 30, 2023 and HK$0.6 million (US$0.1 million) for the fiscal year ended September 30, 2024.

Other income

Our other income decreased by HK$0.2 million, or 15.6%, from HK$1.4 million for the fiscal year ended September 30, 2023 to HK$1.2 million (US$0.2 million) for the fiscal year ended September 30, 2024. The decrease was mainly due to the decrease in government grants received in relation to COVID-19 from HK$0.4 million for the fiscal year ended September 30, 2023 to nil for the fiscal year ended September 30, 2024.

Finance expenses

Our finance expenses increased by HK$0.1 million, or 244.5%, from HK$0.1 million for the fiscal year ended September 30, 2023 to HK$0.2 million (US$24,410) for the fiscal year ended September 30, 2024.

Income tax expenses

Our income tax expenses decreased by HK$1.0 million, or 44.1%, from HK$2.3 million for the fiscal year ended September 30, 2023 to HK$1.3 million (US$0.2 million) for the fiscal year ended September 30, 2024. The decrease was mainly due to decrease in income before income tax.

Net income

As a result of the foregoing, our net income increased by HK$0.9 million, or 8.7%, from HK$9.8 million for the fiscal year ended September 30, 2023 to HK$10.7 million (US$1.4 million) for the fiscal year ended September 30, 2024. Our net income margin slightly decreased from 6.0% for the fiscal year ended September 30, 2023 to 5.9% for the fiscal year ended September 30, 2024.

Fiscal Year Ended September 30, 2023 Compared to Fiscal Year Ended September 30, 2022

Revenues

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

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$6.3 million, or 20.5%, from HK$30.5 million for the fiscal year ended September 30, 2022 to HK$36.8 million for the fiscal year ended September 30, 2023. The increase was mainly due to the net impact of a provision for allowance for credit loss of HK$8.6 million for the fiscal year ended September 30, 2023, an increase in employee benefit expenses for administrative staff from HK$17.5 million for the fiscal year ended September 30, 2022 to HK$18.7 million for the fiscal year ended September 30, 2023 triggered by salary adjustments and bonus, and an increase in the auditor’s remuneration relating to our US public offering from HK$0.9 million for the fiscal year ended September 30, 2022 to HK$3.6 million for the fiscal year ended September 30, 2023; and a decrease in legal and professional fees from HK$5.2 million for the fiscal year ended September 30, 2022 to HK$0.1 million for the fiscal year ended September 30, 2023 due to the decrease of professional service fees relating to our planned Hong Kong public listing efforts.

Gains (losses) on disposal of property and equipment

Our losses on disposal of property and equipment decreased by HK$1.4 million, or 73.9%, from HK$1.9 million for the fiscal year ended September 30, 2022 to HK$0.5 million for the fiscal year ended September 30, 2023. The decrease was mainly due to the fact that, during the fiscal years ended September 30, 2022, certain customers who leased the equipment under operating lease arrangements decided to terminate the leasing arrangements with the Group. This was mainly triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 as mentioned above. Such activities resulted in the disposal of equipment for leasing of HK$1.9 million. No such event occurred during the fiscal year ended September 30, 2023.

Other income

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

Other expenses

Our other expenses were HK$0.1 million and nil for the fiscal years ended September 30, 2022 and 2023, respectively.

Income tax expenses

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

We had cash and cash equivalents of HK$25.2 million, HK$16.4 million, and HK$52.3 million (US$6.7 million) as of September 30, 2022, 2023 and 2024, respectively. Our working capital was approximately HK$82.1 million (US$10.6 million) as of September 30, 2024. The cash and cash equivalents disaggregated by currency denomination are as follow:

	As of September 30, 2022		As of September 30, 2023		As of September 30, 2024
	Amount	HK$ equivalent	Amount	HK$ equivalent	Amount	HK$ equivalent
Cash and cash equivalents:
HK$	23,094,209	23,094,209	14,430,523	14,430,523	29,103,653	29,103,653
EUR	99,766	769,721	182,238	1,506,997	2,888	25,075
US$	16,127	126,587	11,989	93,867	2,943,394	22,879,887
GBP	54,110	474,305	38,592	368,736	31,676	329,517
RMB	654,211	720,221	-	-	-	-
Others	73	587	-	-	-	-
Total		25,185,630		16,400,123		52,338,132

In managing our liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations and mitigate the effects of unexpected fluctuations in cash flows. We regularly monitor the repayment dates of financial liabilities, including trade and notes payables, other payables and accrued charges, etc. to match with financial resources available to us from time to time. We manage liquidity risk by maintaining adequate financial resources, including existing cash and bank balances and operating cash flows. We believe that our current cash and cash equivalents and our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the next 12 months from the date of this annual report. Moreover, we expected that we are able to obtain additional cash flows from our financing activities, including the utilization of the bank facilities by a subsidiary, amounting up to HK$9.0 million. Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong to provide direct or indirect funding to us through cash dividend distributions, funds transfer, loans, or advances. Currently, we are not aware of any interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future.

In long term, we do not have significant known commitment that requires us material cash outflows. Together with the ability to obtain funds from our operating subsidiaries, we believe that our current cash and cash equivalents and our anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures beyond 12 months from the date of this annual report.

We currently expect that there will not be any material change in the sources and uses of cash.

Cash flows

The following table sets forth a summary of our consolidated cash flows for the fiscal years indicated:

	For the fiscal years ended September 30,				Change between the fiscal years ended September 30, 2023 and 2024
	2022	2023	2024	2024	Amount	%
	HK$	HK$	HK$	US$	HK$
Net cash provided by (used in) operating activities	4,453,913	(13,540,058)	14,098,052	1,813,651	27,638,110	204.1
Net cash used in investing activities	(2,250,000)	(112,163)	(3,245,966)	(417,579)	(3,133,803)	(2,794.0)
Net cash (used in) provided by financing activities	(8,071,760)	4,788,172	25,181,785	3,239,523	20,393,613	425.9
Effects of exchange rate changes on cash and cash equivalents	(27,496)	78,542	(95,862)	(12,332)	(174,404)	(222.1)
Net (decrease) increase in cash and cash equivalents	(5,895,343)	(8,785,507)	35,938,009	4,623,263	44,723,516	509.1
Cash and cash equivalents at the beginning of the years presented	31,080,973	25,185,630	16,400,123	2,109,802	(8,785,507)	(34.9)
Cash and cash equivalents at the end of the years presented	25,185,630	16,400,123	52,338,132	6,733,065	35,938,009	219.1

Operating activities

For the fiscal year ended September 30, 2022, our net cash provided by operating activities of HK$4.5 million was primarily attributable to (i) net income of HK$8.2 million, adjusted for depreciation of property and equipment and ROU assets of HK$2.3 million and HK$1.3 million respectively, losses on disposal of property and equipment of HK$1.9 million, and deferred tax of HK$0.4 million; (ii) an increase of trade receivables of HK$6.6 million, offset by (iii) a decrease of contract liabilities of HK$2.8 million triggered by increase in revenues; and (iv) a decrease of income tax payable of HK$1.7 million, due to settlement of income tax.

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

For the fiscal year ended September 30, 2024, our net cash provided by operating activities of HK$14.1 million was primarily attributable to (i) net income of HK$10.7 million, adjusted for depreciation of property and equipment and ROU assets of HK$1.9 million and HK$1.2 million respectively, and losses on disposal of property and equipment of HK$0.6 million; (ii) a decrease of trade receivables of HK$15.4 million; and (iii) an increase of contract liabilities of HK$5.1 million, offset by (iv) an increase of inventories of HK$7.0 million; (v) a decrease of prepaid expenses and other assets of HK$1.2 million; (vi) a decrease of trade and notes payables of HK$8.8 million; and (vii) a decrease of income tax payable of HK$3.1 million, due to settlement of income tax.

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

Trade receivables, net decreased by HK$13.1 million, or 37.5%, from HK$35.0 million as of September 30, 2023 to HK$21.9 million as of September 30, 2024. The decrease of trade receivables was mainly attributable to a general reduction in gross amount of receivables triggered by improving credit collection activities during the fiscal year ended September 30, 2024.

Inventories increased by HK$6.7 million, or 16.4%, from HK$40.9 million as of September 30, 2023 to HK$47.6 million as of September 30, 2024. The increase of inventories was mainly due to an increase in work-in-progress since there are more ongoing projects and thus more project costs being incurred and transferred to work-in-progress. The increase is consistent with our business growth and the increase in revenues.

Trade payables decreased by HK$7.5 million, or 46.4%, from HK$16.1 million as of September 30, 2023 to HK$8.6 million as of September 30, 2024. The decrease was due to more timely settlement of costs of revenues supported by operating cash inflow.

Contract liabilities increased by HK$5.1 million, or 22.2%, from HK$22.7 million as of September 30, 2023 to HK$27.8 million as of September 30, 2024. The increase was mainly due to accumulating billing and prepayments received from customers before completion of projects.

Investing activities

During the fiscal year ended September 30, 2022, our net cash used in investing activities was HK$2.3 million, which was primarily attributable to the purchase of equipment and intangible assets.

During the fiscal year ended September 30, 2023, our net cash used in investing activities was HK$0.1 million, which was primarily attributable to the purchase of and proceeds from disposal of equipment.

During the fiscal year ended September 30, 2024, our net cash used in investing activities was HK$3.2 million, which was primarily attributable to the purchase of equipment and intangible assets.

Financing activities

For the fiscal year ended September 30, 2022, our net cash used in financing activities was HK$8.1 million, which was primarily attributable to the payment for dividends of HK$8.0 million.

For the fiscal year ended September 30, 2023, our net cash provided by financing activities was HK$4.8 million, which was primarily attributable to the capital contribution by a shareholder.

For the fiscal year ended September 30, 2024, our net cash provided by financing activities was HK$25.2 million, which was primarily attributable to net proceeds received from the initial public offering of the Company in January 2024.

Our subsidiary, Shine Union, has banking facilities of HK$20.0 million with a commercial bank in Hong Kong. As of September 30, 2022, 2023 and 2024, Shine Union had utilized HK$2.9 million, HK$3.5 million, and HK$2.4 million, respectively. The unutilized banking facilities were HK$17.1 million, HK$16.5 million, and HK$17.6 million as of September 30, 2022, 2023 and 2024, respectively.

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

As of September 30, 2022, 2023 and 2024, we estimated our long service payment to be HK$1.0 million, HK$1.0 million, and HK$1.3 million, respectively. The provisions for long service payment as at September 30, 2022, 2023 and 2024 have been reflected in our consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since we have no plan to dismiss any staff due to redundancy, and therefore consider the possibility of meeting the criteria of making severance payment to be remote.

Legal Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2022, 2023 and 2024, and through the issuance date of the consolidated financial statements.

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

Material Cash Requirements

Our material cash requirements as of September 30, 2022, 2023 and 2024 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal years ended September 30, 2022, 2023 and 2024, our capital expenditures were HK$2.3 million, HK$1.4 million, and HK$3.2 million respectively, which primarily related to acquisition of equipment and computer software. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2024:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	198,000	198,000	—
Non-cancellable purchase contracts	14,401,405	14,401,405	—
Total	14,599,405	14,599,405	—

The following table sets forth our contractual obligations as of September 30, 2023:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	521,065	521,065	—
Non-cancellable purchase contracts	9,296,574	9,296,574	—
Total	9,817,639	9,817,639	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2023 and 2024.

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

As of the date of this annual report, we do not possess a formal research and development department. We have three employees in the project and engineering department who also serve the research and development functions on an as-needed basis. During the fiscal years ended September 30, 2022, 2023 and 2024, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities (such as equipment compatibility testing services), amounted to HK$200,028, nil and nil, respectively.

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

As of the date of this annual report, we have registered a total of three trademarks and three domain names in Hong Kong, including the domain names of our operating websites, www.sugroup.com.hk, www.shineunion.com.hk and www.fortune-jet-mgt.com.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. See “Item 3 Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Any failure to maintain an effective quality assurance system could have a material adverse effect on our reputation, business and operations.”

During the fiscal years ended September 30, 2022, 2023 and 2024, and up to the date of this annual report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

5.D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the period since October 1, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 2 to the consolidated financial statements included elsewhere in this annual report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) Allowance for credit loss; and (ii) Revenue recognition.

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

Allowance for Credit Loss

The allowance for doubtful accounts reflects our best estimate of expected losses. Before October 1, 2023, we determine the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay.

We adopted the accounting standards update of ASU 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments and several associated ASUs related to the measurement of credit losses on October 1, 2023 using a modified retrospective approach. The retrospective adjustment on the retained earnings as of October 1, 2023 was HK$1.1 million.

Our trade receivables, contract assets, other current assets, and other non-current assets are within the scope of ASC 326. We have identified the relevant risk characteristics of our customers and the related trade receivables, contract assets, other current assets, and other non-current assets which include size, type of the goods or services we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our trade receivables, contract assets, other current assets, and other non-current assets. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Significant judgments and assumptions are required to estimate the allowance for expected credit losses on our trade receivables, contract assets, other current assets, and other non-current assets, including the use of forward-looking factors, interval of our historical aging reports of our receivables, and the length of period beyond which we consider that the receivables are more-likely-than-not to be recovered. Such assumptions may change in future periods, such as the forecasts of future economic conditions and financial conditions of our customers and our ability to collect the receivables. Expected credit losses for trade receivables, contract assets, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of income. Our allowance for credit loss amounted to HK$8.6 million, and HK$6.8 million as of September 30, 2023 and 2024, respectively.

Revenue Recognition

We recognized our revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows us to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, we apply five-step model to recognize revenue from customer contracts. The five-step model requires us to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and consideration is probable of substantially collection.

We derive our revenues principally from providing security-related engineering services, and security guarding and screening services.

For multiple element arrangements with customers, which primarily relate to the provision of security-related engineering services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and use residual method based on the pricing of our historical contracts with customers to estimate the standalone selling prices for each element. The historical contracts with customers to be scoped-in will also involve significant judgment, such as the scope or type of the contracts and the financial period in which such contracts were entered into. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in the pricing of contracts. Revenue recognition for security guarding and screening services does not require us to exercise significant judgment or estimate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Officers

The following table sets forth information regarding our directors and officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and officers is that of our principal executive office at 7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Directors and Officers	Age	Position/Title
Mr. Chan Ming Dave	58	Chairman of the board of directors and Chief Executive Officer
Mr. Kong Wing Fai	43	Director, Company Secretary, and Chief Financial Officer
Mr. Koo Lon Tien	58	Chief Operating Officer
Mr. To Hoi Pan	51	Independent Director
Mr. Mark Allen Brisson	58	Independent Director
Ms. Tse Sui Man	35	Independent Director

Mr. Chan Ming Dave has served as our Chief Executive Officer since April 2021 and as our Chairman of the board of directors since July 2021. Mr. Chan is currently managing director of Shine Union and Fortune Jet. He was appointed as a director of Shine Union and Fortune Jet in March 2006 and August 2019, respectively. Mr. Chan also serves as a director of our investment holding company, SU Investment, since November 2019. As the founder of our company, Mr. Chan has over 40 years of experience in security-related engineering services industry. Mr. Chan is mainly responsible for overseeing the operation, business development and strategic planning of our company. From January 2018 to September 2020, Mr. Chan served as a director of Hong Kong Cargo Screening Services Co., Limited, which principally engaged in cargo screening for air freight. From January 2002 to July 2015, Mr. Chan was a director of General System Engineering Limited, which principally engaged in installation and maintenance of sliding gate. From 1997 to 1999, Mr. Chan engaged in security-related engineering business principally under the business name of “General System (H.K.) Co.” From September 1984 to August 1997, Mr. Chan worked in various companies engaging in design, supply, installation and/or maintenance of security systems, such as traffic and pedestrian systems, and sale of security-related components and building materials, principally responsible for sales, marketing, and management. Mr. Chan obtained a Technical Diploma in Electrical Engineering from Aberdeen Technical School in Hong Kong in October 1983.

Mr. Kong Wing Fai has served as our director, company secretary and Chief Financial Officer since April 2021. Mr. Kong has served as a director of our investment holding company, SU Investment, since April 2022. Mr. Kong has served as the general manager of Fortune Jet since August 2019, principally responsible for managing the day-to-day operations of Fortune Jet. Mr. Kong joined Shine Union in October 2018 and is currently general manager of Shine Union, mainly responsible for the operational management, financial management and corporate governance of Shine Union. Mr. Kong has over 19 years of experience in security-related engineering services industry and has extensive experience in financial management and corporate governance. From September 2005 to September 2018, Mr. Kong worked at Chubb Hong Kong Limited, a company engaged in design, integration and installation of security and fire safety systems. With his last position as a senior manager in the electronic security division, Mr. Kong was mainly responsible for general management, financial planning and analysis and corporate governance. Mr. Kong was admitted as a member and a fellow member of the Association of Chartered Certified Accountants in February 2012 and February 2017, respectively. He was also admitted as a member of the Hong Kong Institute of Facility Management in December 2022, as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants in May 2019 and as an associate member of the BEAM Society Limited in April 2018. In addition, he is currently a member of the Chartered Professional Accountants of British Columbia, Canada, and an International Associate of Association of International Certified Professional Accountants. Mr. Kong obtained a degree of Bachelor of Arts with Honors in Finance with Mathematics with first class honors from the University of Stirling in the United Kingdom in June 2005.

Mr. Koo Lon Tien has served as our Chief Operating Officer since February 2023. Mr. Koo has served as marketing director for Shine Union since April 2021 and served as marketing manager for Shine Union from September 2004 to March 2021, providing strategic plans and sales and marketing/relationship management. Mr. Koo has over 31 years of experience in engineering and manufacturing and corporate management and he has worked in different companies engaging in sales and manufacturing of engineering systems and electronic components. From March 1993 to October 2022, Mr. Koo served as director of Asean Limited, a Hong Kong trading company specialized in security engineering products. From May 2004 to November 2020, Mr. Koo worked at Precision International Holdings Ltd., a private Hong Kong company specializing in customized electronic transformers and inductors, where he served as operations manager from May 2004 to December 2007, director from January 2008 to December 2012, legal representative of China facility from January 2018 to November 2020, and general manager from January 2008 to November 2020. From January 2008 to March 2017, Mr. Koo served as director of Schott Holdings Ltd., the former holding company of Precision International Holdings Ltd. Mr. Koo obtained a degree of Bachelor of Engineering in Mechanical Engineering from The Polytechnic of Central London in the United Kingdom in June 1989.

Mr. To Hoi Pan has served as our director since December 2023. Since July 2015, Mr. To has served as company secretary and Chief Financial Officer of, and, since March 2017, as Executive Director of Amuse Group Holding Limited (HKG: 8545), a company specializing in the design, marketing, and distribution of toys. From May 2013 to June 2015, Mr. To served as Chief Financial Officer of China Internet Investment Finance Holdings Ltd. (HKG: 0810) (formerly known as Opes Asia Development Limited), a Hong Kong public company engaged in investing in equity and debt instruments of public and private companies in Hong Kong. From July 2011 to February 2013, Mr. To served as a consultant at Timex Corporate Consulting Limited, a provider of financial, accounting and secretarial services in Hong Kong. From April 2004 to June 2011, Mr. To served as an accounting manager at China Everbright Water Limited (formerly known as Bio-Treat Technology Limited), a company specializing in wastewater treatment in mainland China. Mr. To obtained a degree of Bachelor of Commerce in Accountancy from University of Wollongong in Australia in December 1999. Mr. To is currently a certified practising accountant of the CPA Australia and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Mr. Mark Allen Brisson has served as our director since December 2023. Since December 2020, Mr. Brisson has been a consultant in the Electronic Security and Life Safety segment and currently serves as a Non-Executive Director of The Intelligent Monitoring Group (ASX:IMB). Mr. Brisson is also an advisor to Kaizntree Limited, a business inventory management software company. From December 2016 to November 2020, Mr. Brisson served as President of Chubb Fire and Security (Australia and New Zealand), an international provider of security and fire safety products and solutions. From December 2013 to December 2016, Mr. Brisson served as President of The Building & Industrial Services divisions of United Technologies Corporation (Australia and New Zealand), including Chubb Fire and Security, Otis Elevators, and oversaw Carrier HVAC support services. From May 2010 to December 2013, Mr. Brisson served as President of the divisions of Chubb Cash in Transit, Fire Systems Installation, Fire Service, Electronic Security, Monitoring and Security products of the United Technologies Corporation (Australia and New Zealand), an international provider of security and fire safety products and solutions. From June 2006 to April 2010, Mr. Brisson served as Managing Director of the UTC Fire and Security in Hong Kong, Macau, Taiwan and Guangdong. From December 2004 to June 2006, Mr. Brisson served as a general manager of Chubb Hong Kong Electronic Security, an international supplier of fire safety and security solutions. Mr. Brisson obtained a degree of Bachelor of Arts in Political Science from Simon Fraser University in Canada in 1989. Mr. Brisson is a Fellow of the Hong Kong Institute of Directors.

Ms. Tse Sui Man has served as our director since December 2023. From September 2017 to February 2023, Ms. Tse served as the financial controller and company secretary of Altus Holdings Limited (HKG: 8149), an investment holding company in Hong Kong specializing in proprietary investments and advisory and consulting. From August 2016 to September 2017, Ms. Tse served as group financial analyst for Jardine Schindler Group, an elevator and moving walks manufacturing company in Hong Kong. From December 2013 to August 2016, Ms. Tse worked at PricewaterhouseCoopers (Hong Kong) and her last position was audit senior associate. From September 2012 to December 2013, Ms. Tse worked as audit associate at Deloitte Touche Tohmatsu (Hong Kong). Ms. Tse obtained a degree of Bachelor of Arts in Accountancy and Management Information System from the City University of Hong Kong in Hong Kong in June 2012. Ms. Tse is currently a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, officers or other person pursuant to which such person was selected to serve as a director or officer.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country/Region of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6.B. Compensation

For the fiscal years ended September 30, 2022, 2023 and 2024, we paid an aggregate of HK$3.5 million, HK$4.0 million and HK$5.0 million (US$0.6 million), respectively, in cash (including salaries and mandatory provident fund contributions) to our directors and officers. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or officers to provide benefits upon termination of employment. As of the date of this annual report, we are in compliance with all relevant laws and regulations regarding such benefits.

Outstanding Equity Awards at Fiscal Year-End

We adopted our 2024 Plan in November 2024, to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business.

Set forth below is a summary of the key terms of the Plan:

Authorized Shares. Under the Plan, the maximum number of ordinary shares authorized is 1,000,000.

Type of Awards. The Plan permits the awards of options, restricted shares, restricted share units and local awards.

Plan Administration. Our board of directors or a committee which will be constituted according to the applicable laws administers the Plan (the “Administrator”). The Administrator may delegate limited authority over the day-to-day administration of the Plan to other subcommittees or specified officers. Under the Plan, the Administrator has the authority to, among other things, determine fair market value, determine the eligibility for participants, select the service providers to whom awards may be granted, determine the type and number of shares or shares unit to be covered by each award granted under the Plan, approve forms of award agreements under the Plan, determine the terms and conditions of any award granted under the Plan, including the vesting schedule, vesting conditions, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, cancellation or repurchase restrictions.

Eligibility. Employees, officers, directors of our group and consultants are eligible to participate in the Plan.

Plan Amendment or Termination. The Administrator may at any time amend, alter, suspend or terminate this Plan.

The following table summarizes, as of the date of this annual report, the number of outstanding restricted shares we had granted to our directors and executive officers under the 2024 Plan:

Name	Ordinary Shares Underlying Restricted Shares	Exercise Price	Date of Grant	Date of Expiration
Chan Ming Dave	*	N/A	December 9, 2024	N/A
Kong Wing Fai	*	N/A	December 9, 2024	N/A
Koo Lon Tien	*	N/A	December 9, 2024	N/A
Mark Allen Brisson	*	N/A	December 9, 2024	N/A
To Hoi Pan	*	N/A	December 9, 2024	N/A
Tse Sui Man	*	N/A	December 9, 2024	N/A
All directors and executive officers as a group	200,000	—	—	—

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of the date of this annual report, none of our employees other than directors and executive officers held any restricted shares of our Company.

Employment Agreements

Each of Mr. Chan Ming Dave, Mr. Kong Wing Fai and Mr. Koo Lon Tien has entered into an executive officer service agreement with our Company on November 21, 2023 and October 10, 2024, respectively, the form of which is attached as an exhibit to this annual report. The terms and conditions of such executive officer service agreements and supplement to service agreement are similar in all material respects. Each executive officer service agreement is for an initial term of one year and shall continue thereafter until terminated by our Company or our director/executive officer, each giving to the other at least three months’ prior written notice or otherwise in accordance with the terms thereof. Under the executive officer agreements, the annual salary of each executive officer is as follows:

Mr. Chan Ming Dave	HK$	1,587,192
Mr. Kong Wing Fai	HK$	1,270,176
Mr. Koo Lon Tien	HK$	817,896

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

6.D. Employees

As of September 30, 2024, we had 444 employees. Out of the 444 employees, 202 are full-time and 242 are part-time employees, who are all based in Hong Kong. We maintain a certain number of part-time employees in relation to our security guarding and screening services to satisfy ad-hoc or urgent work requests from our customers without relying on subcontractors or external manpower supply companies. Having performed screening procedures in advance at the time of recruitment, we are also able to ensure the consistent delivery of quality services.

	As of September 30, 2024
Functions	Number	Percentage
Management	8	1.8%
Sales and Marketing	10	2.3%
Project and Maintenance	62	14.0%
Security Guarding	308	69.3%
Screening	29	6.5%
Administration and Human Resources	20	4.5%
Accounting and Finance	7	1.6%
Total	444	100.0%

Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services was 57.0%, 61.3% and 79.3% for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong.

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

We believe that we have maintained a good relationship with our employees. During the fiscal years ended September 30, 2022, 2023 and 2024, and up to the date of this annual report, we have complied with the applicable employment and labor laws and regulations in all material respects, and we have not experienced any material labor disputes with our employees.

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

As of January 16, 2025, we had approximately 488,470 ordinary shares outstanding that were held by record holders in the United States, representing approximately 3.5% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number	%
5% or Greater Shareholders:
Exceptional Engineering Limited(3)	8,422,800	60.8%
Directors, Director Nominees, and Officers
Mr. Chan Ming Dave(3) (4)	9,116,800	65.8%
Mr. Kong Wing Fai	157,962	1.1%
Mr. Koo Lon Tien	553,200	4.0%
Mr. To Hoi Pan	*	*
Mr. Mark Allen Brisson	*	*
Ms. Tse Sui Man	*	*
All directors and officers as a group (6 persons)	9,857,962	71.2%

*	Represents less than 1% of our total outstanding shares as of the date of this annual report.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

(1)	Except as otherwise indicated below, the business address of our directors and officers is 7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(2)	Applicable percentage of ownership is based on 13,847,500 ordinary shares outstanding as of the date of this annual report.

(3)	The registered address of Exceptional Engineering Limited, a British Virgin Islands company, is Craigmuir Chamber, Road Town, Tortola, VG 1110, British Virgin Islands. 8,422,800 ordinary shares are directly held by Exceptional Engineering Limited, of which Mr. Chan Ming Dave is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(4)

Represents (i) 8,422,800 ordinary shares held by Exceptional Engineering Limited, (ii) 594,000 ordinary shares held by DC & Partners Incorporation Limited, a limited company organized under the laws of British Virgin Islands wholly-owned by Mr. Chan Ming Dave, and (iii) 100,000 ordinary shares held by Mr. Chan Ming Dave. The registered address of DC & Partners Incorporation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6.E.— Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Compensation of Directors and Officers,” we describe below the related party transactions of our company and our subsidiaries that occurred during the past three full fiscal years, and up to the date of this annual report.

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

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of this annual report.

Amounts due from related parties

Amounts due from related parties represented current accounts with related parties, which are used for daily operations, as follows:

	As of September 30,
	2022	2023	2024
	HK$	HK$	HK$
Exceptional Engineering Limited	15,210	—	—
Ms. Yam Fung Yee Carrie*	7,600	—	—
	22,810	—	—

*	Ms. Yam Fung Yee Carrie is Mr. Chan Ming Dave’s family member.

Amount due to a related party

Amount due to a related party represented a current account with a related party, which is used for daily operations, as follows:

	As of September 30,
	2022	2023	2024
	HK$	HK$	HK$
Mr. Chan Ming Dave	195,958	—	—

Leases from related parties

The Group has various agreements for the leases of workshop and warehouse owned by Mr. Chan Ming Dave and/or Ms. Yam Fung Yee Carrie. The terms of the agreements in effect as of the date of this annual report state that the Group will continue to lease the properties at a monthly rent of HK$33,000 in total with annual rental expenses at HK$396,000 in total.

The details of leases from related parties in effect as of the date of this annual report are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave	April 1, 2024	March 31, 2025	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2024	March 31, 2025	20,000

The lease expenses charged by the above related parties during the fiscal years ended September 30, 2022, 2023 and 2024 was HK$829,600, HK$899,970, and HK$846,000 respectively.

As of September 30, 2022, 2023 and 2024, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

No guarantee is provided by related parties as of the date of this annual report.

Capital contributions

During the fiscal years ended September 30, 2022, 2023 and 2024, the Company’s shareholder, Chan Ming Dave, made capital contributions of nil, HK$5.0 million and HK$0.8 million to the Company.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4 Information on the Company — 4.B. Business Overview — Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

During the fiscal years ended September 30, 2022, 2023 and 2024, the Group declared dividends to its shareholder of HK$8.0 million, nil, and nil respectively. The dividends were settled on July 30, 2021 and August 1, 2022. We do not anticipate paying any dividends on SU Group’s ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

8.B. No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

SU Group’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “SUGP.” The shares began trading on January 24, 2024 on the Nasdaq Capital Market. The closing price for the ordinary shares was US$1.10 on January 27, 2025.

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

The share capital of the Company consists of ordinary shares. As of the date of this annual report, our authorized share capital is HK$7,500,000 divided into 750,000,000 shares of par value HK$0.01 each. As of the date of this annual report, 13,847,500 ordinary shares were issued and outstanding.

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

10.C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

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

For the fiscal years ended September 30, 2022, 2023 and 2024, we are exposed to a concentration risk related to customers and suppliers.

One customer represented more than 10% of the Group’s revenues for the year ended September 30, 2024. No customers represented more than 10% of the Group’s revenues for the years ended September 30, 2022 and 2023.

No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2024. One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023.

Two suppliers accounted 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023.

Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect our revenues and ability to obtain goods sold to customers in a price advantage and timely manner. If we are unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, we may be unable to satisfy the orders from its customers, which could materially and adversely affect our revenues. See “Item 3. Key Information — 3.D. Risk Factor — Risks Related to Our Business and Industry — Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.”

(b)	Interest rate risk

Our income and operating cash flows are substantially independent of changes in market interest rates. The interest rate risk mainly arises from cash and bank balances and borrowings. Any increase in interest rates would increase our interest expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness. We are exposed to interest rate risk on its interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities.

As of September 30, 2022, 2023 and 2024, we have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

As of September 30, 2024, we had GBP-denominated cash and cash equivalents, and trade and notes payables of HK$0.3 million. We consider that the exposure to foreign exchange risk with respect to GBP as of September 30, 2024 is not significant since the net balance of GBP is not material.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

None.

12.B. Warrants and Rights

None.

12.C. Other Securities

None.

12.D. American Depositary Shares

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - D. Material Modifications to the Rights of Security Holders

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

After deducting the total expenses, we received net proceeds of approximately US$3.0 million from our initial public offering. For the period from December 29, 2023, the date when the IPO Form F-1 was declared effective by the SEC, to September 30, 2024, we used (i) approximately US$580,000 of the net proceeds from our initial public offering for deepening our penetration of the security-related engineering services industry; (ii) approximately US$160,000 of the net proceeds from our initial public offering for strengthening our development capability and the enhancement of product offerings under our “SUNGATE” brand, (iii) approximately US$405,000 of the net proceeds from our initial public offering for the expansion of our security guarding services and the improvement of our operational efficiency and scalability, (iv) approximately US$50,000 of the net proceeds from our initial public offering to expand our related vocational training services, (v) approximately US$280,000 of the net proceeds from our initial public offering to pursue strategic acquisitions and investment opportunities, and (vi) approximately US$315,000 of the net proceeds from our initial public offering for other general corporate purposes, including working capital, operating expenses, and capital expenditures. As of the date of this annual report, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. We still intend to use the remaining net proceeds from the IPO as described in the IPO Form F-1.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of SU Group’s ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weaknesses in our internal control over financial reporting further described below.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of September 30, 2024. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, (ii) a lack of formal risk assessment process and internal control framework over financial reporting, and (iii) a lack of IT general controls regarding logical access security, change management of our ERP system as well as cybersecurity. Following the identification of the material weakness and control deficiency, we have taken and plan to continue to take remedial measures, including (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iii) strengthening corporate governance, (iv) adopting cybersecurity risk management policy, and (v) hiring experienced IT staff with qualifications of the Certified in Risk and Information Systems Control to formalize and strengthen the key internal control over our Information Technology General Control.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.sugroup.com.hk within four business days following the amendment or waiver. During fiscal year 2024, no amendments to or waivers from the Code were made or given for any of our executive officers.

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

		Fiscal Year Ended September 30, 2023		Fiscal Year Ended September 30, 2024
Audit fees*	US$	315,000	US$	290,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq Stock Market that listed companies must: (i) obtain shareholders’ approval for issuance of securities in certain situations, and (ii) hold annual shareholders’ meetings. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Ownership of Our Ordinary Shares — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

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

ITEM 16J. INSIDER TRADING POLICIES

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

ITEM 16K. CYBERSECURITY

We have developed and implemented a cybersecurity risk management policy (or this “Policy”) designed to protect the confidentiality, integrity, and availability of our critical systems and information.

Cybersecurity Risk Management and Strategy

The audit committee of our board of directors will oversee this Policy and will be responsible for the implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy.

Management shall report to the audit committee on the Company’s and its subsidiaries’ strategy, risks, metrics and operations relating to cybersecurity and information security matters, including significant cybersecurity and information security-related projects and initiatives and related progress, the integration and alignment of such strategy with the Company’s overall business and strategy, and trends that may affect such strategy or operations.

Team leads from various departments of the Company have been identified under this Policy to report to the Company’s Chief Financial Officer and oversee the strategy of the Company. While these named leaders will oversee the strategy pursuant to this Policy, cybersecurity is the responsibility of all business stakeholders and requires the cooperation and compliance of all personnel.

All employees shall exercise professional judgement in using computing devices and network resources connected to the cyberspace. All information, physical and intellectual properties stored on electric and computing devices or existing within the cyberspace remain the sole property of the Company. Therefore, employees must neither access nor share confidential and proprietary information prior to receiving consent from management or the Company’s directors and officers.

We and certain of our third-party service providers may be subject to cyberattacks and security due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. The audit committee shall report regularly to the Board concerning its matters covered under this Policy and advising the Board of any developments that the audit committee believes should have our board of directors’ consideration. The audit committee shall also annually review and assess the adequacy of this Policy and recommend any proposed changes to the Board of Directors for approval.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-32.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (Incorporated herein by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed on January 31, 2024)

2.1	Description of Securities (Incorporated herein by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on January 31, 2024)

4.1	Form of Underwriters’ Warrants (Incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on January 29, 2024)

4.2	Letter of Acceptance between Shine Union Limited and Customer A, dated September 30, 2021 (Incorporated herein by reference to Exhibit 10.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.3*	Distribution Agreement between Shine Union Limited and Supplier A, dated December 18, 2024

4.4	Form of Employment Agreement by and between the Registrant and its executive officers (Incorporated herein by reference to Exhibit 10.3 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.5*	Form of Supplement to Service Agreement between the Registrant and its executive directors

4.6	Form of Director Offer Letter (Incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on January 29, 2024)

4.7*	Tenancy Agreement dated March 25, 2024 by and between Shine Union Limited, as tenant, and Chan Ming Dave

4.8*	Tenancy Agreement dated March 25, 2024 by and between Shine Union Limited, as tenant, and Yam Fung Yee Carrie and Chan Ming Dave

4.9*	Tenancy Agreement dated June 25, 2024 by and between Shine Union Limited, as tenant, and a real estate management company

4.10	English Translation of the Leasing Agreement dated November 14, 2023 by and between Fortune Jet Management & Training Co. Limited, as tenant, and a real estate management company (Incorporated herein by reference to Exhibit 10.12 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.11	Tenancy Agreement dated December 14, 2023 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.13 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

8.1	List of Subsidiaries of the Registrant (Incorporated herein by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on January 31, 2024)

11.1	Code of Business Conduct and Ethics of Registrant (Incorporated herein by reference to Exhibit 99.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

11.2	Insider Trading Policy (Incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on January 31, 2024)

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Watson Farley & Williams LLP

97	Form of Executive Compensation Clawback Policy (Incorporated herein by reference to Exhibit 97 to the Annual Report on Form 20-F filed on January 31, 2024)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SU Group Holdings Limited

/s/ Chan Ming Dave
	Name:	Chan Ming Dave
	Title:	Chief Executive Officer

Date: January 28, 2025

SU GROUP HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SU Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SU Group Holdings Limited (the “Company”) as of September 30, 2023 and 2024, the related consolidated statements of income, changes in equity and cash flows for each of the three-year period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(i) to the consolidated financial statements, the Company changed its method for accounting for credit losses on certain financial instruments in 2024.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, NY
January 28, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

SU GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2024	2024
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	16,400,123	52,338,132	6,733,065
Trade receivables, net	34,978,153	21,851,480	2,811,094
Inventories	40,919,214	47,613,381	6,125,247
Prepaid expenses and other current assets	1,590,259	5,013,876	645,011
Contract assets, net	3,187,403	6,443,947	828,985
Prepaid income tax	—	2,066,219	265,810
Total current assets	97,075,152	135,327,035	17,409,212

Non-current assets
Property and equipment, net	8,405,563	8,886,235	1,143,174
Intangible assets, net	144,879	268,500	34,541
Goodwill	1,271,160	1,271,160	163,529
Prepaid expenses and other non-current assets	—	4,462,823	574,122
Deferred offering expenses	3,853,500	—	—
Operating lease right-of-use assets, net	1,113,926	5,496,985	707,162
Investment in key management insurance policy	1,157,520	1,157,520	148,910
Deferred tax assets	1,418,419	207,702	26,720
Total non-current assets	17,364,967	21,750,925	2,798,158
TOTAL ASSETS	114,440,119	157,077,960	20,207,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	16,104,581	8,625,685	1,109,655
Notes payables	3,503,768	2,355,023	302,963
Other payables	2,633,447	3,499,507	450,196
Accrued payroll and welfare	8,228,964	9,040,942	1,163,076
Operating lease liabilities – current	204,156	1,935,187	248,953
Income tax payable	1,058,040	—	—
Contract liabilities	22,748,443	27,801,257	3,576,506
Total current liabilities	54,481,399	53,257,601	6,851,349

Non-current liabilities
Operating lease liabilities – non-current	61,229	3,004,974	386,576
Other payables – non-current	996,069	1,340,016	172,387
Deferred tax liabilities	1,468,575	431,717	55,538
Other liabilities	1,008,306	1,321,956	170,064
Total non-current liabilities	3,534,179	6,098,663	784,565
Total liabilities	58,015,578	59,356,264	7,635,914

Commitments and contingencies

Shareholders’ Equity
Ordinary shares (par value of HK$0.01 per share; 750,000,000 ordinary shares authorized and 12,000,000 and 13,647,500 ordinary shares issued and outstanding as of September 30, 2023 and 2024, respectively.)	120,000	136,475	17,557
Shares subscription receivables	(119,990)	(90)	(12)
Additional paid-in capital	14,642,029	46,260,499	5,951,205
Retained earnings	41,782,502	51,324,812	6,602,706
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	56,424,541	97,721,696	12,571,456
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,440,119	157,077,960	20,207,370

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended September 30,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenues	136,447,442	163,690,966	182,164,539	23,434,647
Cost of revenues	(97,220,327)	(115,648,013)	(134,568,099)	(17,311,579)
Gross profit	39,227,115	48,042,953	47,596,440	6,123,068

Operating expenses
Selling, general and administrative expenses	(30,539,155)	(36,805,428)	(36,028,548)	(4,634,910)
Losses on disposal of property and equipment	(1,862,704)	(485,957)	(636,289)	(81,856)

Income from operations	6,825,256	10,751,568	10,931,603	1,406,302

Other income (expenses)
Other income	3,576,366	1,445,506	1,219,376	156,867
Finance expenses	(82,843)	(55,080)	(189,749)	(24,410)
Other expenses	(96,028)	—	—	—
Total other income, net	3,397,495	1,390,426	1,029,627	132,457

Income before income tax expenses	10,222,751	12,141,994	11,961,230	1,538,759
Income tax expenses	(1,972,577)	(2,338,850)	(1,307,742)	(168,235)
Net income	8,250,174	9,803,144	10,653,488	1,370,524
Less: Net income attributable to non-controlling interests	(487,497)	(105,775)	—	—
Net income attributable to SU Group Holdings Limited’s ordinary shareholders	7,762,677	9,697,369	10,653,488	1,370,524

Net income per share
Basic and diluted	0.65	0.81	0.82	0.11
Weighted average number of shares
Basic and diluted	12,000,000	12,000,000	13,027,752	13,027,752

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’	Non- controlling	Total shareholders’
	Share	Amount	receivables	capital	earnings	equity	interest	equity
		HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2021	12,000,000	120,000	(119,990)	8,000,000	32,322,456	40,322,466	1,128,837	41,451,303
Net income	—	—	—	—	7,762,677	7,762,677	487,497	8,250,174
Dividend distribution	—	—	—	—	(8,000,000)	(8,000,000)	(40,400)	(8,040,400)
Balance as of September 30, 2022	12,000,000	120,000	(119,990)	8,000,000	32,085,133	40,085,143	1,575,934	41,661,077
Net income	—	—	—	—	9,697,369	9,697,369	105,775	9,803,144
Capital contribution	—	—	—	4,961,320	—	4,961,320	—	4,961,320
Transfer upon acquisition of non-controlling interests	—	—	—	1,680,709	—	1,680,709	(1,681,709)	(1,000)
Balance as of September 30, 2023	12,000,000	120,000	(119,990)	14,642,029	41,782,502	56,424,541	—	56,424,541
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	(1,111,178)	(1,111,178)	—	(1,111,178)
Balance as of October 1, 2023	12,000,000	120,000	(119,990)	14,642,029	40,671,324	55,313,363	—	55,313,363
Net income	—	—	—	—	10,653,488	10,653,488	—	10,653,488
Receipt of subscription receivables	—	—	119,900	—	—	119,900	—	119,900
Capital injection from shareholder	—	—	—	762,688	—	762,688	—	762,688
Initial public offering, net	1,250,000	12,500	—	24,286,697	—	24,299,197	—	24,299,197
Ordinary shares issued for services	397,500	3,975	—	6,569,085	—	6,573,060	—	6,573,060
Balance as of September 30, 2024	13,647,500	136,475	(90)	46,260,499	51,324,812	97,721,696	—	97,721,696
Balance as of September 30, 2024 (US$)		17,557	(12)	5,951,205	6,602,706	12,571,456	—	12,571,456

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income	8,250,174	9,803,144	10,653,488	1,370,524
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of investment in key management insurance policy	(37,868)	(44,108)	—	—
Depreciation of property and equipment	2,253,593	1,943,260	1,902,005	244,684
Amortization of intangible assets	82,583	85,001	103,379	13,299
Amortization of operating lease right-of-use assets	1,267,957	666,459	1,237,500	159,199
Amortization of service fee	—	—	1,369,388	176,166
Provision for (reversal of) credit loss	30,000	8,610,248	(3,158,000)	(406,262)
Write-down for inventories	200,000	118,000	280,000	36,021
Deferred tax	(420,058)	(1,717,339)	393,433	50,613
Losses on disposal of property and equipment	1,862,704	485,957	636,289	81,856
Foreign exchange losses (gains) - unrealized	(28,928)	(205,446)	280,046	36,026
Changes in operating assets and liabilities
Inventories	(4,942,789)	(18,345,053)	(6,974,167)	(897,195)
Trade receivables	6,649,916	(19,585,181)	15,396,881	1,980,739
Prepaid expenses and other assets	(1,865,178)	(2,946,647)	1,170,733	150,610
Contract assets	(2,426,773)	1,158,583	(3,699,505)	(475,925)
Trade and notes payables	(1,368,207)	13,628,513	(8,811,825)	(1,133,602)
Other payables, accrued payroll and welfare	687,548	(686,257)	2,021,985	260,119
Contract liabilities	(2,843,375)	(4,476,835)	5,052,814	650,022
Operating lease liabilities	(1,245,757)	(644,259)	(945,783)	(121,671)
Other liabilities	—	—	313,650	40,350
Income tax payable	(1,651,629)	(1,388,098)	(3,124,259)	(401,922)
Net cash provided by (used in) operating activities	4,453,913	(13,540,058)	14,098,052	1,813,651

Cash flows from investing activities:
Purchases of property and equipment	(2,153,000)	(775,120)	(3,018,966)	(388,376)
Proceeds from disposal of property and equipment	48,000	663,957	—	—
Purchases of intangible assets	(145,000)	—	(227,000)	(29,203)
Acquisition of non-controlling interests	—	(1,000)	—	—
Net cash used in investing activities	(2,250,000)	(112,163)	(3,245,966)	(417,579)

Cash flows from financing activities:
Dividend payment	(8,040,400)	—	—	—
Proceeds from capital contribution	—	4,961,320	882,588	113,541
Net proceeds from initial public offering	—	—	24,299,197	3,125,982
Payments to related parties	(256,389)	(2,538,411)	(10,967)	(1,411)
Repayments by related parties	225,029	2,365,263	10,967	1,411
Net cash (used in) provided by financing activities	(8,071,760)	4,788,172	25,181,785	3,239,523

Effect of exchange rate changes	(27,496)	78,542	(95,862)	(12,332)

Net (decrease) increase in cash and cash equivalents	(5,895,343)	(8,785,507)	35,938,009	4,623,263

Cash and cash equivalents at beginning of the year	31,080,973	25,185,630	16,400,123	2,109,802
Cash and cash equivalents at end of the year	25,185,630	16,400,123	52,338,132	6,733,065

Supplemental disclosure of cash flow information:
Interest expense paid	43,600	38,340	19,632	2,526
Income tax paid	4,044,264	5,444,287	4,038,568	519,543

Supplemental disclosure of non-cash investing and financing information:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	878,321	330,526	5,656,268	727,653
Extinguishment of operating lease right-of-use assets and operating lease liabilities due to termination of lease	—	—	35,709	4,594
Non-cash consideration paid for purchase of property and equipment	—	185,134	—	—
Non-cash consideration paid for services	—	—	6,573,060	845,595

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

No foreign currency translation adjustments were made for the years ended September 30, 2022, 2023, and 2024.

(d)	Convenience translation

The consolidated financial statements as of and for the year ended September 30, 2024 have been translated into U.S. dollars (“US$”) solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.7733, representing the close rate on September 30, 2024 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

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

Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit loss related to trade receivables and contract assets and revenue recognition. The use of estimates is an integral component of the financial reporting process. Actual results could differ from those estimates.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other assets, investment in key management insurance policy, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities. The carrying amounts of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other assets, amounts due from related parties, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities approximate their fair values due to the short-term maturities. Investment in key management insurance policy is measured at fair value using unobservable inputs which is positively correlated to the surrender cash value and categorized in Level 3 of the fair value hierarchy.

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)	Trade receivables, net

Trade receivables, net are stated at the original amount less an allowance for credit loss. Trade receivables are recognized in the period when the Group has delivered goods or rendered services to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 0 to 90 days.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before October 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From October 1, 2023, the Group determines the expected credit loss provisions based on ASU 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments, detailed as Note 2(i).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Expected credit loss

The Group adopted the accounting standards update of ASC 326 and several associated ASUs related to the measurement of credit losses on October 1, 2023 using a modified retrospective approach. The retrospective adjustment on the retained earnings as of October 1, 2023 was HK$1.1 million.

The Group’s trade receivables, contract assets, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related trade receivables, contract assets, other current assets, and other non-current assets which include size, type of the goods or services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s trade receivables, contract assets, other current assets, and other non-current assets. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for trade receivables, contract assets, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of income.

(j)	Inventories

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

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than their costs, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Write-down of inventories of HK$0.2 million, HK$0.1 million, and HK$0.3 million was made for the years ended September 30, 2022, 2023, and 2024, respectively.

(k)	Prepaid expenses and other assets

Prepaid expenses and other assets are mainly prepaid insurance, prepaid professional service fee, deposits for rental, utilities and items in daily operations, and employee advances. These amounts are refundable and bear no interest. Management reviews its prepaid expenses and other assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)	Related party

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

(m)	Property and equipment, net

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

(n)	Intangible assets, net

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

(o)	Goodwill

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

No impairment of goodwill was made for the years ended September 30, 2022, 2023, and 2024.

(p)	Deferred offering expenses

The Group capitalizes certain underwriting, legal, professional, and other third-party fees that are directly related to the IPO and follow-on offering, as deferred offering expenses until such IPO and follow-on offering are consummated. Upon consummation of the IPO and follow-on offering, these fees will be recorded in the stockholders’ equity as a reduction of additional paid-in capital generated from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Group recorded HK$3,853,500 and nil as deferred offering expenses under non-current assets in the consolidated balance sheets as of September 30, 2023 and 2024, respectively.

(q)	Investment in key management insurance policy

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

(r)	Impairment for long-lived assets

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

No impairment of long-lived assets was recognized for the years ended September 30, 2022, 2023, and 2024.

(s)	Notes payables

Notes payables represent outstanding bills with bank, mainly consist of outstanding letter of credit, import bills acceptance, and trust receipt. Notes payables are non-interest bearing and generally mature within six months.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)	Commitments and contingencies

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

(u)	Revenue recognition

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

The transaction price of a contract containing multiple performance obligations is allocated to the separate performance obligations on a relative standalone selling price basis, which is determined using observable inputs, such as standalone sales of the maintenance services and historical contract pricing. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as internally approved pricing guidelines related to the performance obligations.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue for the years ended September 30, 2022, 2023, and 2024:

	For the Years Ended September 30,
	2022	2023	2024
	HK$	HK$	HK$
By revenue type
Security-related engineering services
Security systems and products and installation	57,829,366	77,272,367	81,374,932
Security systems maintenance services	10,698,776	14,672,998	19,889,187
Equipment leasing	8,716,360	6,176,271	5,690,002

	77,244,502	98,121,636	106,954,121
Security guarding and screening services
Security guarding services	38,615,289	51,059,864	61,753,479
Screening services	16,755,336	10,465,751	9,756,409
Related vocational training services	3,832,315	4,043,715	3,700,530

	59,202,940	65,569,330	75,210,418

Total	136,447,442	163,690,966	182,164,539

By timing of revenue recognition
Security-related engineering services
Goods and services transferred at a point in time	44,353,052	73,343,945	81,374,932
Services rendered over time	32,891,450	24,777,691	25,579,189
	77,244,502	98,121,636	106,954,121
Security guarding and screening services
Goods and services transferred at a point in time	—	—	—
Services rendered over time	59,202,940	65,569,330	75,210,418
	59,202,940	65,569,330	75,210,418
Total	136,447,442	163,690,966	182,164,539

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

As of September 30, 2023 and 2024, contracts assets amounted to HK$3,187,403 and HK$6,443,947, respectively. HK$1,392,073, or 21.6%, of the contract assets as of September 30, 2024 have been subsequently realized as of the date of this report, and the remaining balance is expected to be utilized within 1 year from September 30, 2024. Provision was made for credit loss of contract assets for the years ended September 30, 2022, 2023, and 2024 were nil, HK$307,040, and HK$60,000, respectively.

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

Contract liabilities were HK$22,748,443 and HK$27,801,257 as of September 30, 2023 and 2024, respectively. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended September 30, 2023 and 2024, respectively, relating to contract liabilities as of October 1, 2022 and 2023 was HK$20,609,753 and HK$18,972,517, respectively.

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Cost of revenues

Cost of revenues mainly consists of cost of goods sold, employee benefit expense of direct labor, depreciation, subcontracting fee, transportation fee, travelling expenses, freight charge, course expenses, sample, uniform, insurance for direct labor, and write-down of obsolete inventories.

(w)	Selling, general and administrative expenses

Selling, general and administrative expenses mainly represented employee benefit expense of directors, officers, and sales and administrative staff, rental, depreciation, legal and professional service fees, and other corporate expenses. Research and development expenses relating to improving development efficiency and quality of the Group’s products and services are expensed as incurred. The Group recognized research and development expenses of HK$200,028, nil, and nil for the years ended September 30, 2022, 2023, and 2024, respectively.

(x)	Employee benefits

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

(y)	Leases

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — the Group as lessor

The Group’s lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by the Group in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the consolidated statements of income over the lease term on the same basis as equipment leasing income. See Note 2(u) for the accounting policy for revenue from equipment leasing.

Leases — the Group as lessee

The Group owns leasehold land in Hong Kong and lease training center, offices, workshops, warehouse, and carparking spaces, which are classified as operating leases in accordance with ASC 842. Under ASC 842, the Group as a lessee is required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. No impairment of ROU assets was recognized for the years ended September 30, 2022, 2023, and 2024.

The Group elected the practical expedient to account for leases with lease terms which end within 12 months of the initial date of application as short-term leases. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

(z)	Income tax

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the years ended September 30, 2022, 2023, and 2024, no penalties and interests were incurred related to underpayment of income tax. Hong Kong Profits Tax returns filed in 2018 to 2024 are subject to examination by any applicable tax authorities.

(aa)	Government grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants that compensate the Group for expenses incurred are recognized in other income on the consolidated statements of income on a systematic basis in the same periods in which the expenses are recognized. When the grant relates to an asset, the fair value is deducted against the carrying amount of the assets. The Group recognized government grants of HK$3,471,615, HK$602,379, and HK$56,375 for the years ended September 30, 2022, 2023, and 2024, respectively.

(ab)	Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2022, 2023, and 2024, there were no dilutive shares.

(ac)	Representative’s Warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter warrants for 62,500 ordinary shares and are exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

(ad)	Segment reporting

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

(ae)	Recently issued accounting pronouncements

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

NOTE 3. TRADE RECEIVABLES, NET

Trade receivables, net consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Trade receivables	43,325,361	27,928,480
Less: allowance for credit loss	(8,347,208)	(6,077,000)
	34,978,153	21,851,480

The Group recorded provision for allowance for credit loss of trade receivables of HK$30,000 and HK$8,303,208 for the years ended September 30, 2022 and 2023, respectively. The Group recorded a reversal of provision for allowance for credit loss of trade receivables of HK$3,218,000 for the year ended September 30, 2024.

Movement of provision for allowance for credit loss of trade receivables is as follows:

	For the Years Ended September 30,
	2023	2024
	HK$	HK$
Balance at beginning of the year	44,000	8,347,208
Retrospective adjustment upon adoption of ASC 326	—	947,792
Provision (Reversal of provision) for the year	8,303,208	(3,218,000)
Balance at end of the year	8,347,208	6,077,000

NOTE 4. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Contract assets	3,494,443	7,193,947
Less: allowance for credit loss	(307,040)	(750,000)
	3,187,403	6,443,947

The Group recorded provision for allowance for credit loss of contract assets of nil, HK$307,040, and HK$60,000 for the years ended September 30, 2022, 2023, and 2024, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. CONTRACT ASSETS, NET (cont.)

Movement of provision for allowance for credit loss of contract assets is as follows:

	For the Years Ended September 30,
	2023	2024
	HK$	HK$
Balance at beginning of the year	—	307,040
Retrospective adjustment upon adoption of ASC 326	—	382,960
Provision for the year	307,040	60,000
Balance at end of the year	307,040	750,000

NOTE 5. INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Spare parts and other materials	3,569,211	3,539,223
Work-in-progress	37,350,003	44,074,158
	40,919,214	47,613,381

NOTE 6. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

		As of September 30,
		2023	2024
		HK$	HK$
Prepaid marketing expenses – current	(A)	—	3,286,530
Prepaid marketing expenses – non-current	(A)	—	1,917,143
Prepayment for purchase of intangible assets – non-current	(B)	—	2,000,000
Other prepaid expenses – current		679,882	828,973
Advances to staff		84,611	75,172
Deposits – current	(C)	673,864	823,201
Deposits – non-current	(C)	—	545,680
Others		151,902	—
		1,590,259	9,476,699
Prepaid expenses and other assets – current		1,590,259	5,013,876
Prepaid expenses and other assets – non-current		—	4,462,823
		1,590,259	9,476,699

(A)	Mainly related to marketing activities which are used to promote and market the Group’s brand name as steps to expand the business.

(B)	Mainly consist of fees prepaid for system development which are used to improve internal working efficiency. The service provider was reviewing the enterprise resource planning system being used by the Group, and will propose improvement suggestion.

(C)	Deposits consist of deposits paid to utility service providers such as power and water supplies, landlords of the leased properties, and management offices of the leased or owned properties. The deposits are refundable upon termination or expiry of corresponding services and rental.

No provision was made for credit loss of other assets for the years ended September 30, 2022, 2023, and 2024.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Building	565,000	565,000
Leasehold improvements	320,000	1,009,886
Motor vehicles	1,480,700	1,435,700
Furniture, fixtures and equipment	100,747	60,400
Equipment for leasing	13,156,650	14,510,730
Less: accumulated depreciation	(7,217,534)	(8,695,481)
Property and equipment, net	8,405,563	8,886,235

Depreciation expenses were HK$2,253,593, HK$1,943,260 and HK$1,902,005 for the years ended September 30, 2022, 2023, and 2024, respectively.

Losses on disposal of property and equipment were HK$1,862,704, HK$485,957 and HK$636,289 for the years ended September 30, 2022, 2023, and 2024, respectively.

No impairment loss was made for property and equipment for the years ended September 30, 2022, 2023, and 2024.

During the year ended September 30, 2022, certain customers who leased the equipment under operating lease arrangements decided to terminate the leasing arrangements with the Group. This was mainly triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 with a granting budget of HK$300 million, which subsidizes the procurement of screening equipment including X-ray machines and explosive trace detection equipment adopted under the regulated air cargo screening facilities scheme to encourage the adoption of technology by the logistics sector for enhancing efficiency and productivity. Accordingly, the Group believes that this is a one-time event. No such event occurred during the years ended September 30, 2023 and 2024.

Such activities resulted in the disposal of equipment for leasing, which was classified as in the security-related engineering services, as follows:

For the Year Ended September 30,
2022
HK$
Cost	2,888,150
Accumulated depreciation	(1,024,258)
Carrying amount of the equipment for leasing disposed	1,863,892
Proceeds from disposal	—
Loss on disposal	(1,863,892)

NOTE 8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Computer software	425,000	652,000
Less: accumulated amortization	(280,121)	(383,500)
Intangible assets, net	144,879	268,500

Amortization expenses were HK$82,583, HK$85,001, and HK$103,379 for the years ended September 30, 2022, 2023, and 2024, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INTANGIBLE ASSETS, NET (cont.)

Future estimated amortization expenses are disclosed as follows:

Twelve months ending September 30,	HK$
2025	74,400
2026	74,400
2027	47,817
2028	45,400
2029	26,483
268,500

No impairment loss was made for intangible assets for the years ended September 30, 2022, 2023, and 2024.

NOTE 9. INVESTMENT IN KEY MANAGEMENT INSURANCE POLICY

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

		For the Years Ended September 30,
		2023	2024
		HK$	HK$
Balance at beginning of the year		1,065,480	1,157,520
Premium paid		47,932	—
Change in fair value recognized in the consolidated statements of income	(A)	44,108	—
Balance at end of the year		1,157,520	1,157,520

(A)	The change in fair value was not material for the year ended September 30, 2024.

NOTE 10. LEASES

The Group as lessor

The Group acts as a lessor of dedicated security-related systems and equipment, and recorded the income from the leases as revenues in the consolidated statements of income. Equipment leasing income was HK$8,716,360, HK$6,176,271, and HK$5,690,002 for the years ended September 30, 2022, 2023, and 2024, respectively.

The leases are classified as operating leases, which have remaining terms of 1 to 35 months. The equipment leasing income is recognized on a straight-line basis over the lease term.

Assets leased under operating leases are included in property and equipment, net in the consolidated balance sheets and depreciated over its estimated useful life. It had a cost of HK$13,156,650 and HK$14,510,730 as of September 30, 2023 and 2024, respectively, and accumulated depreciation associated with these assets was HK$5,424,149 and HK$6,750,528 as of September 30, 2023 and 2024, respectively. Depreciation expense for the years ended September 30, 2022, 2023, and 2024 amounted to HK$1,917,894, HK$1,750,739, and HK$1,681,965, respectively.

There were no variable lease conditions or purchase options.

The Group as lessee

The Group leases land use rights in Hong Kong, and leases training center, offices, workshops, warehouse, and carparking spaces under operating leases with terms ranging from 1 to 4 years. For the lease of land, the Group signed an agreement on November 8, 2007 for leasing the land use rights associated with a parcel of land, on which the Group’s workshop is located. Payments were made upfront to obtain the leased land from the owner with a lease period of 55 years.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LEASES (cont.)

The table below presents the operating leases related assets and liabilities recorded on the consolidated balance sheets:

	As of September 30,
	2023	2024
	HK$	HK$
Operating lease ROU assets, net	1,113,926	5,496,985
Operating lease liabilities – current	204,156	1,935,187
Operating lease liabilities – non-current	61,229	3,004,974
	265,385	4,940,161

The weighted average remaining lease terms and discount rates for the operating leases were as follows:

	As of September 30,
	2023	2024
Weighted average remaining lease term (years)	29.47	8.28
Weighted average discount rate	3.96%	6.20%

A summary of lease expenses recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended September 30,
	2022	2023	2024
	HK$	HK$	HK$
Operating lease expenses excluding short-term lease expense	1,307,200	683,200	1,407,617
Operating cash flows used in operating leases	1,285,000	661,000	1,115,900
Short-term lease cost	681,952	1,452,824	990,697

The following is a schedule, by year, of maturities of operating lease liabilities as of September 30, 2024:

Twelve months ended September 30,	HK$
2025	2,191,000
2026	1,298,000
2027	1,176,000
2028	784,000
Total lease payments	5,449,000
Less: imputed interest	(508,839)
Present value of operating lease liabilities	4,940,161
Less: operating lease liabilities – non-current	(3,004,974)
Operating lease liabilities – current	1,935,187

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Rental deposit received – current	1,559,190	1,431,999
Rental deposit received – non-current	996,069	1,340,016
Accrued expenses	518,257	2,067,508
Listing expenses	540,000	—
Others	16,000	—
	3,629,516	4,839,523
Other payables – current	2,633,447	3,499,507
Other payables – non-current	996,069	1,340,016
	3,629,516	4,839,523

NOTE 12. ACCRUED PAYROLL AND WELFARE

Accrued payroll and welfare consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Employees	7,014,988	7,840,455
Accrued paid time leave	821,358	741,481
Mandatory provident fund	392,618	459,006
	8,228,964	9,040,942

NOTE 13. BANKING FACILITIES

A subsidiary of the Group entered into a banking facility agreement with CMB Wing Lung Bank Limited, pursuant to which the subsidiary is entitled to trade facilities of HK$20.0 million. The facilities are secured by a property owned by the subsidiary and a property jointly owned by the founder of the Company and his family member, and jointly guaranteed by the founder of the Company and his family member (see Note 20). The banking facilities include letter of credit, trust receipt, invoice financing, and letter of guarantee. As of September 30, 2023 and 2024, the Group had utilized HK$3,503,768 and HK$2,355,023, respectively. The unutilized banking facilities were HK$16,496,232 and HK$17,644,977 as of September 30, 2023 and 2024, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. EQUITY

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

On January 26, 2024, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses totaling HK$14,713,303. The net proceeds from the initial public offering were HK$24,286,697. The Company have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The over-allotment was not exercised after the 30-day period.

On April 26, 2024, the Company entered into a service agreement (the “Service Agreement”) with Chengdu Xiaohou Information Technology Limited (the “Service Provider”). Pursuant to the Service Agreement, the Company has allotted and issued 397,500 shares to the Service Provider as a service fee for providing market research consultancy services.

Shares subscription receivables

Shares subscription receivables represent the receivables for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual.

Representative’s Warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter warrants to purchase 62,500 of the Company’s ordinary shares (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$4.00 per warrant and are exercisable at any time or from time to time beginning July 23, 2024 and ending at or before 5:00 p.m., Eastern time, January 23, 2029. The Warrant are also exercisable on a cashless basis. None of the Representative’s Warrants were exercised as of September 30, 2024.

The fair value of the Representative’s Warrants, using the Black-Scholes-Merton Model on the date of issuance was US$116,815. The key inputs into the Black-Scholes-Merton Model variables were as follows at measurement date:

	January 26, 2024
Stock price	US$	3.52
Risk-free interest rate		4.04%
Volatility		62.34%
Exercise price	US$	4.00
Dividend yield		—

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant	Weighted Average Exercise Price		Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2023	—		—	—
Issued	62,500	US$	4.00	4.5
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of September 30, 2024	62,500	US$	4.00	4.3

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. CAPITAL CONTRIBUTIONS

During the years ended September 30, 2022, 2023 and 2024, the Company’s shareholder, Chan Ming Dave, made capital contributions of nil, HK$4,961,320, and HK$762,688, respectively, to the Company.

NOTE 16. DIVIDEND DECLARATION

During the years ended September 30, 2022, 2023, and 2024, the Group declared dividends to its shareholder of HK$8.0 million, nil, and nil, respectively. The dividends were settled on August 1, 2022.

NOTE 17. INCOME TAX

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

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2022, 2023, and 2024, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Income tax expenses consisted of the following:

	For the Years Ended September 30,
	2022	2023	2024
	HK$	HK$	HK$
Current income tax expenses	2,392,635	4,056,189	914,309
Deferred income tax (benefit) expenses	(420,058)	(1,717,339)	393,433
Income tax expenses	1,972,577	2,338,850	1,307,742

Income (loss) before income tax expenses for the years ended September 30, 2022, 2023, and 2024 is attributable to the following geographic locations:

	For the Years Ended September 30,
	2022	2023	2024
	HK$	HK$	HK$
Hong Kong	16,342,125	16,169,924	8,246,150
Foreign	(6,119,374)	(4,027,930)	3,715,080
Income before income tax expenses	10,222,751	12,141,994	11,961,230

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. INCOME TAX (cont.)

The tax on the Group’s income before income tax expenses differs from the theoretical amount that would arise using the enacted tax rate of the companies comprising the Group can be reconciled as follows:

		For the Years Ended September 30,
		2022	2023	2024
		HK$	HK$	HK$
Income tax expenses calculated at Hong Kong Profits Tax rate		1,686,755	2,003,428	1,973,604
Income not taxable for tax purposes		(563,875)	(98,101)	(131,939)
Expenses not deductible for tax purposes	(A)	1,014,697	598,523	2,193,096
Effect of preferential tax rates in Hong Kong		(165,000)	(165,000)	(165,000)
Impact of different tax rates in other jurisdictions		—	—	(2,562,019)
Income tax expenses		1,972,577	2,338,850	1,307,742

(A)	Mainly relate to non-deductible listing expenses.

Deferred tax assets and liabilities, net consisted of the following:

	As of September 30,
	2023	2024
	HK$	HK$
Deferred tax assets:
Decelerated tax depreciation of property and equipment	11,258	18,447
Provision for allowance for credit loss	1,407,161	1,126,455
Operating lease liabilities	—	770,659
Total deferred tax assets	1,418,419	1,915,561
Net off against deferred tax liabilities	—	(1,707,859)
Net deferred tax assets	1,418,419	207,702

Deferred tax liabilities:
Accelerated tax depreciation of property and equipment	(1,468,575)	(1,368,917)
Operating lease ROU assets, net	—	(770,659)
Total deferred tax liabilities	(1,468,575)	(2,139,576)
Net off against deferred tax assets		1,707,859
Net deferred tax liabilities	(1,468,575)	(431,717)

A reconciliation of the movement in the beginning and ending net deferred tax assets (liabilities) is as follows:

	For the Years Ended September 30,
	2023	2024
	HK$	HK$
Balance at beginning of the year	(1,767,495)	(50,156)
Retrospective adjustment upon adoption of ASC 326	—	219,574
Deferred income tax benefit (expense)	1,717,339	(393,433)
Balance at end of the year	(50,156)	(224,015)

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. CONCENTRATIONS

Credit risk

As of September 30, 2023 and 2024, HK$16,389,379 and HK$52,319,608 of the Group’s cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. Accordingly, the Group’s total unprotected cash held in banks amounted to HK$14,253,318 and HK$49,978,752 as of September 30, 2023 and 2024, respectively.

Customer concentration risk

One customer represented more than 10% of the Group’s revenues for the year ended September 30, 2024. No customers represented more than 10% of the Group’s revenues for the years ended September 30, 2022 and 2023.

No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2024. One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023.

Supplier concentration risk

Two suppliers represented 15.5% and 10.2% of the Group’s purchases for the year ended September 30, 2024. Two suppliers accounted for 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024.

Two suppliers represented 15.0% and 13.7% of the Group’s purchases for the year ended September 30, 2023. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023.

One supplier represented 20.2% of the Group’s purchases for the year ended September 30, 2022.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. COMMITMENTS AND CONTINGENCIES (cont.)

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2024:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		198,000	198,000	—
Non-cancellable purchase contracts	(A)	14,401,405	14,401,405	—
Total		14,599,405	14,599,405	—

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2023:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		521,065	521,065	—
Non-cancellable purchase contracts	(A)	9,296,574	9,296,574	—
Total		9,817,639	9,817,639	—

(A)	Mainly refers to the target or minimum purchases from vendors pursuant to distributor agreements with certain vendors. The distributor agreements cover the period of 12 months.

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

As of September 30, 2023 and 2024, the Group estimated its long service payment to be HK$1,008,306 and HK$1,321,956, respectively. The provision for long service payment as at September 30, 2023 and 2024 have been reflected in the consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since the Group has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Legal Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2023 and 2024, and through the issuance date of the consolidated financial statements.

NOTE 20. RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2023 and 2024:

Name	Relationship
Mr. Chan Ming Dave	Founder, ultimate shareholder

Ms. Yam Fung Yee Carrie	Founder’s family member

Exceptional Engineering Limited	Shareholder who owned 70.19% and 61.72% of the equity interest of the Company as of September 30, 2023 and 2024, respectively

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Leases from related parties

The Group has various agreements for the leases of offices and workshop, and warehouse owned by the founder and his family member. The terms of the agreements in effect as of September 30, 2024 state that the Group will continue to lease the property at a monthly rent of HK$70,500 with annual rental expense at HK$846,000.

The details of leases from related parties in effect as of September 30, 2024 are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2024	October 15, 2024	37,500
Shine Union	Mr. Chan Ming Dave	April 1, 2024	March 31, 2025	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2024	March 31, 2025	20,000

The lease expenses charged by the above related parties during the years ended September 30, 2023 and 2024 was HK$899,970 and HK$846,000, respectively.

As of September 30, 2023 and 2024, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the consolidated balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie provided guarantee for the banking facilities of a subsidiary as of September 30, 2023 and 2024 (see Note 13).

Capital contributions

During the years ended September 30, 2022, 2023 and 2024, the Company’s shareholder, Chan Ming Dave, made capital contributions of nil, HK$4,961,320, and HK$762,688 to the Company (see Note 15).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2023 and 2024:

	As of September 30,
	2022	2023	2024
Numerator:
Numerator for basic and diluted earnings per share – net income attributable to the SU Group Holdings Limited’s shareholders (in HK$)	7,762,677	9,697,369	10,653,488

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares	12,000,000	12,000,000	13,027,752

Earnings per share – basic and diluted (in HK$)	0.65	0.81	0.82

For the years ended September 30, 2022, 2023, and 2024, the effects of all outstanding warrant have been excluded from the computation of diluted earnings per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Years Ended September 30,
	2022	2023	2024
	HK$	HK$	HK$
Outstanding warrant	—	—	62,500

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

The following tables present summary information by segment for the years ended September 30, 2022, 2023, and 2024:

	For the Year Ended September 30, 2024
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	106,954,121	75,210,418	182,164,539
Cost of revenues	(70,735,182)	(63,832,917)	(134,568,099)
Gross profit	36,218,939	11,377,501	47,596,440

Depreciation	1,872,255	29,750	1,902,005
Amortization of intangible assets	74,379	29,000	103,379
Amortization of operating lease ROU assets	431,989	805,511	1,237,500
Total capital expenditures	3,245,966	5,656,268	8,902,234

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22. SEGMENT REPORTING (cont.)

	For the Year Ended September 30, 2023
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	98,121,636	65,569,330	163,690,966
Cost of revenues	(60,045,961)	(55,602,052)	(115,648,013)
Gross profit	38,075,675	9,967,278	48,042,953

Depreciation	1,894,344	48,916	1,943,260
Amortization of intangible assets	56,000	29,001	85,001
Amortization of operating lease ROU assets	94,291	572,168	666,459
Total capital expenditures	1,079,700	330,526	1,410,226

	For the Year Ended September 30, 2022
	Security- related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	77,244,502	59,202,940	136,447,442
Cost of revenues	(50,395,302)	(46,825,025)	(97,220,327)
Gross profit	26,849,200	12,377,915	39,227,115

Depreciation	2,098,789	154,804	2,253,593
Amortization of intangible assets	56,000	26,583	82,583
Amortization of operating lease ROU assets	429,835	838,122	1,267,957
Total capital expenditures	2,034,000	264,000	2,298,000

	As of September 30,
	2023	2024
	HK$	HK$
Total assets:
Security-related engineering services	88,179,851	96,154,031
Security guarding and screening services	20,227,255	23,982,864
Unallocated assets	6,033,013	36,941,065
	114,440,119	157,077,960

NOTE 23. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the January 28, 2025 and, except for the event described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On October 29, 2024, a subsidiary of the Group renewed the banking facility agreement with CMB Wing Lung Bank Limited, pursuant to which the subsidiary is entitled to trade facilities of HK$9.0 million. The facilities are secured by a property owned by the subsidiary, a deposit placed in the bank by the subsidiary or the Company, and a corporate guarantee by the Company. The banking facilities include letter of credit, trust receipt, invoice financing, letter of guarantee, and corporate credit card facilities.

On November 18, 2024, the Company adopted an equity incentive plan (the “2024 Equity Incentive Plan”) which enables the Group to attract and retain services of the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers, directors and external persons, and to promote the success of the business of the Company and other members of the Group. The maximum aggregate number of options, restricted shares, restricted share units and shares that may be issued under the 2024 Equity Incentive Plan will be equal to 1,000,000 ordinary shares of the Company.

On December 9, 2024, the Company granted restricted shares of in aggregate 600,000 pursuant to the 2024 Equity Incentive Plan, of which 200,000 were vested on December 9, 2024, 200,000 will be vested on December 9, 2025, and 200,000 will be vested on December 9, 2026. The fair value of the 600,000 restricted shares as of December 9, 2024 was US$936,000.