Form 20-F
period 2025-09-30
SU Group Holdings Ltd
filed 2026-01-16
CIK 1969863

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Office)

Chan Ming Dave

Telephone: +852 2341-8183

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value HK$0.1 per share	SUGP	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of January 16, 2026, there were 1,464,772 ordinary shares issued and outstanding, including (i) 563,092 Class A ordinary shares, par value HK$0.1 per share, (ii) 901,680 Class B ordinary shares, par value HK$0.1 per share.

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

SU GROUP HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, which is a national law of China that serves as the organic law for the Hong Kong Special Administrative Region.

●	“Class A ordinary shares” refers to the Class A ordinary shares of SU Group Holdings Limited of a par value of HK$0.1 each;

●	“Class B ordinary shares” refers to our Class B ordinary shares of SU Group Holdings Limited of a par value of HK$0.1 each;

●	“Company,” “our company,” “SU Group,” “we,” “us,” “our,” “our group,” the “Group” or similar terms used in this annual report refer to SU Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 11, 2021, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Fortune Jet” refers to Fortune Jet Management & Training Co. Limited, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015, and a wholly-owned subsidiary of SU Investment.

●	“HKD” or “HK$” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Initial Public Offering” or “IPO” refers to the initial public offering of 1,250,000 ordinary shares at an offering price of US$4.0 per share, which was closed on January 26, 2024 and the registration statement on Form F-1 of which was declared effective by the SEC on December 29, 2023.

●	“ordinary shares” or “shares” refer to our ordinary shares, par value HK$0.1 each, comprising Class A ordinary shares and Class B ordinary shares;

●	“PRC” or “China” refers to the People’s Republic of China, for the purpose of this annual report only, excluding Hong Kong, Macau and Taiwan, unless the context otherwise indicates.

●	“Shine Union” refers to Shine Union Limited, also known as General System (H.K.) Co., a company incorporated in Hong Kong with limited liability on January 2, 1998, and a wholly-owned subsidiary of SU Investment.

●	“SU Investment” refers to SU Group Investment Limited, a company incorporated in the British Virgin Islands with limited liability on November 21, 2019, and a direct wholly-owned subsidiary of our company.

●	“Shine Union Macao” refers to Shine Union (Macao) Limited, a company incorporated in Macao with limited liability on March 24, 2025, in which SU Investment and Fortune Jet own 50.0% and 50.0% of the equity interests, respectively.

●	“$,” “US$,” “USD” or “U.S. Dollars” refers to the legal currency of the United States.

●	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

Unless otherwise indicated, all amounts of ordinary shares in this annual report have been adjusted on a retroactive basis to reflect the Share Capital Alteration (as defined below) effective on August 25, 2025.

SU Group is a holding company with operations conducted through its subsidiaries in Hong Kong. SU Group’s reporting currency is HK$. This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated at the rate of US$1.00 = HK$7.7830, representing the closing exchange rate on September 30, 2025 set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

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

These forward-looking statements include statements relating to:

●	our ability to navigate potential political and economic instability in Hong Kong;

●	our ability to secure new contracts through negotiation and competitive tendering;

●	our ability to accurately estimate and perform contracts;

●	our ability to maintain quality and manage risks with outsourced security systems;

●	our dependence on being listed as an approved contractor/supplier for Hong Kong government departments;

●	our ability to compete effectively;

●	our ability to cope with labor shortages and rising labor costs;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to manage corporate governance as a “controlled company” under Nasdaq rules;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the security-related engineering services industry;

●	possible disruptions in commercial activities caused by events such as natural disasters and terrorist activities;

●	fluctuations in foreign currency exchange rates;

●	assumptions underlying or related to any of the foregoing; and

●	other factors in the “Item 3. Key Information – D. Risk Factors” section in this annual report.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. China’s services for professionals industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. In addition, the highly-fragmented and rapidly changing nature of the services for professionals industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

v

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

SU Investment, as an intermediate holding company that does not have substantive operations, in turn, holds (1) all the share capital of Shine Union, a company incorporated in Hong Kong with limited liability on January 2, 1998, (2) all the share capital of Fortune Jet, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015, and (3) 50.0% of the share capital of Shine Union Macao.

Currently, our corporate structure contains no VIE and we do not intend to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC. Investors in our Class A ordinary shares are purchasing equity interests in SU Group Holdings Limited, a Cayman Islands holding company, which directly holds equity interests in its indirect operating subsidiaries in Hong Kong.

For more details regarding our corporate structure and related changes, see “Item 4. Information on the Company - Corporate Structure.”

Cash Transfers, Cash Management and Dividend Distribution

SU Group was incorporated in Cayman Islands on March 11, 2021, to be the ultimate parent company. As a holding company with no material operations of our own, our operations are conducted through our subsidiaries in Hong Kong with our headquarters in Hong Kong. Our operational activities are primarily conducted in Hong Kong through our indirect wholly-owned subsidiaries. SU Group is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, provided such arrangement is in the best interests of the Company. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company, a subsidiary in the British Virgin Islands, and operating subsidiaries in Hong Kong. However, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between our Cayman Islands holding company and our operating subsidiaries in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to tax by the PRC.”

Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong, to provide direct or indirect funding to SU Group, the holding company incorporated in the Cayman Islands, through dividend distributions. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owed under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination as to dividends will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deem relevant, and subject to the restrictions contained in any future financing instruments. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Ownership of Our Class A Ordinary Shares — Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment” and “— Risks Related to Our Business and Industry — We cannot assure you that we will declare and distribute any amount of dividends in the future.”

Subject to the Companies Act and our amended and restated memorandum and articles of association as adopted on November 21, 2023 and amended with effect from August 25, 2025, our board of directors may authorize and declare a dividend to shareholders (including shareholders who are based in the United States) from time to time out of the profits of the Company, realized or unrealized, and/or from any reserve set aside from profits which our board of directors determine is no longer needed, and/or out of the share premium account, provided that in no circumstances may a dividend be paid out of share premium unless, immediately following the date on which the dividend is proposed to be paid, the Company is able to pay its debts as they become due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

For the fiscal years ended September 30, 2023, 2024 and 2025, none of Shine Union, Fortune Jet or the Company declared any dividends to their then respective shareholders. For details, see Note 17 in our audited consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Except as disclosed, there were no other transfers, dividends or distributions which have been made between our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. Under the current practice of the Inland Revenue Department of the Hong Kong Government, no tax is payable in Hong Kong in respect of dividends paid by us.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Under the HFCA Act, our Class A ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our Class A ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

Selected Financial Data

The following selected financial data include selected consolidated statements of operations and comprehensive income data for the fiscal years ended September 30, 2023, 2024, and 2025, selected consolidated balance sheets data as of September 30, 2023, 2024, and 2025, and selected consolidated cash flows data for the fiscal years ended September 30, 2023, 2024, and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected financial data as of September 30, 2023, 2024, and 2025 and for the fiscal years then ended:

	For the Fiscal Year Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Selected Consolidated Statements of Operations Data:
Revenues	163,690,966	182,164,539	192,386,583	24,718,821
Cost of revenues	(115,648,013)	(134,568,099)	(161,643,021)	(20,768,729)
Gross profit	48,042,953	47,596,440	30,743,562	3,950,092
Selling, general and administrative expenses	(36,805,428)	(36,028,548)	(48,720,801)	(6,259,900)
Losses on disposal of property and equipment	(485,957)	(636,289)	(2,008,324)	(258,040)
Other income	1,445,506	1,219,376	1,006,670	129,342
Finance expenses	(55,080)	(189,749)	(148,878)	(19,129)
Income tax (expenses) benefits	(2,338,850)	(1,307,742)	643,294	82,654
Net income (loss)	9,803,144	10,653,488	(18,484,477)	(2,374,981)

	As of September 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Selected Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	16,400,123	52,338,132	25,354,528	3,257,681
Trade receivables, net	34,978,153	21,851,480	20,642,525	2,652,258
Inventories	40,919,214	47,613,381	25,770,281	3,311,099
Prepaid expenses and other current assets	1,590,259	5,013,876	5,423,335	696,817
Contract assets, net	3,187,403	6,443,947	17,334,193	2,227,187
Prepaid income tax	—	2,066,219	1,654,240	212,545
Non-current assets
Property and equipment, net	8,405,563	8,886,235	6,810,456	875,043
Intangible assets, net	144,879	268,500	194,100	24,939
Goodwill	1,271,160	1,271,160	1,271,160	163,325
Restricted cash – non-current	—	—	9,890,171	1,270,740
Prepaid expenses and other non-current assets	—	4,462,823	3,448,366	443,064
Deferred offering expenses	3,853,500	—	155,763	20,013
Operating lease right-of-use assets, net	1,113,926	5,496,985	6,041,643	776,261
Investment in key management insurance policy	1,157,520	1,157,520	1,343,929	172,675
Deferred tax assets	1,418,419	207,702	613,415	78,815
Total assets	114,440,119	157,077,960	125,948,105	16,182,462
Total liabilities	58,015,578	59,356,264	39,797,383	5,113,373
Total shareholders’ equity	56,424,541	97,721,696	86,150,722	11,069,089
Total liabilities and shareholders’ equity	114,440,119	157,077,960	125,948,105	16,182,462

	For the Fiscal Year Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Selected Consolidated Cash Flows Data:
Net cash (used in) provided by operating activities	(13,540,058)	14,098,052	(15,456,974)	(1,985,993)
Net cash used in investing activities	(112,163)	(3,245,966)	(1,640,534)	(210,784)
Net cash provided by financing activities	4,788,172	25,181,785	90	12
Effect of exchange rate changes	78,542	(95,862)	3,985	513
Net (decrease) increase in cash and cash equivalents and restricted cash	(8,785,507)	35,938,009	(17,093,433)	(2,196,252)
Cash and cash equivalents and restricted cash at beginning of the year	25,185,630	16,400,123	52,338,132	6,724,673
Cash and cash equivalents and restricted cash at end of the year	16,400,123	52,338,132	35,244,699	4,528,421

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for The Offer and Use Of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including under the headings “Forward-Looking Statements” and the section titled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flows could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Conducting Operations in Hong Kong

●	Potential political, economic and social instability in Hong Kong could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

●	The PRC legal system is evolving rapidly and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more influence and control over overseas offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our Class A ordinary shares.

●	The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

●	We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of ordinary shares by our foreign investors may become subject to tax by the PRC.

●	Our business, financial condition and results of operations, and/or the value of our Class A ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

●	Under the HFCA Act, our Class A ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our Class A ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

●	It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders.

Risks Related to Our Business and Industry

●	We rely heavily on the contracts from our recurring customers and any decrease or loss of business from any one of our recurring customers may adversely affect our business, results of operations and financial condition.

●	Our contracts were awarded after undergoing direct negotiation and quotation processes with our potential customers or through competitive tendering. There is no guarantee that new contracts will be awarded to us.

●	If we are unable to accurately estimate the risks, work progress, revenues or costs when we enter into contracts or fail to perform our contracts based on our estimates, or if we fail to agree on the pricing of work done pursuant to variation orders or otherwise, we may be unable to realize the anticipated profits or incur losses on the contracts.

●	Our reputation, business, results of operations and prospects may be adversely affected by material interruptions of our relationship with our suppliers and any quality issues in relation to our outsourced security systems.

●	The loss of, expiry, withdrawal, revocation or failure to obtain or renew our registrations, approvals, licenses and certifications could materially and adversely affect our operations and financial results.

●	We are on the approved lists of contractors and/or suppliers of various Hong Kong government departments and are subject to ongoing evaluation and appraisals. A loss of any or all of these customers or our failure to remain on such approved lists could materially and adversely affect our businesses.

●	We outsource certain parts of our security-related engineering works to subcontractors and are exposed to claims arising from latent defects that may have been caused by us or our subcontractors in the past, the discovery of which may have a material negative impact on our reputation, business and results of operations.

●	Labor shortages or increases in labor costs could harm our business, reduce our profitability and slow our growth.

Risks Related to the Ownership of Our Class A Ordinary Shares

●	The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors.

●	An active trading market for our Class A ordinary shares or our Class A ordinary shares may not continue and the trading price for our Class A ordinary shares may fluctuate significantly.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	Our directors and officers currently collectively own an aggregate of 98.9% of the total voting power of our outstanding ordinary shares.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	We have adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the ordinary shares.

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

The PRC legal system is evolving rapidly and the PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities in accordance with applicable laws and regulations. We are based in Hong Kong with no substantive operations in mainland China. However, if we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.

We primarily operate in Hong Kong with no substantive operations in mainland China. In addition, we do not provide any security-related engineering services, security guarding and screening services or related vocational training services or solicit any customer in mainland China, and are not regulated by any regulator in mainland China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence and discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China. See “Item 3. — 3.D. Risk Factors — Risks Related to Conducting Operations in Hong Kong — Our business, financial condition and results of operations, and/or the value of our Class A ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC which may become applicable to a company such as us.”

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

If we were to become subject to the direct influence and discretion of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in mainland China, it may require material changes in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not exert more oversight over our operations at any time.

We are not currently required to obtain permission from the PRC government for the trading of our Class A ordinary shares on Nasdaq for the offering of our Class A ordinary shares to foreign investors outside of mainland China, however there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless.

In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, nothing comes to our attention that suggests we meet both of the explicit conditions set out in the Article 15 of the Trial Measures which stipulates whether an indirect offering and listing of a PRC domestic company shall fulfil the filing procedure with the CSRC. We have determined that we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”), given that: (i) we do not possess a large amount of personal information in our business operations originated from mainland China; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, we have determined that we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million. Currently, these statements and regulatory actions have had no impact on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange.

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

Our business operations may be adversely affected by the current and future political environment in the PRC. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties. Our ability to operate in Hong Kong or conduct overseas offerings may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any actions by the PRC government to exert more oversight and control over overseas offerings (including divesture or similar actions) could limit or completely hinder our ability to offer or continue to offer securities to investors, resulting in a material adverse effect on us and on your investment in us and could render our Class A ordinary shares and your investment in our Class A ordinary shares to significantly decline or become worthless.

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

On May 28, 2020, the National People’s Congress of the PRC approved a proposal to impose a new national security law for Hong Kong and authorized the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) to proceed to work out details of the legislation to be implemented in Hong Kong (the “Decision”). The Decision states that the new law will target secession, subversion of state power, terrorism activities and foreign interference. The stated objective of the Decision is to protect the national security of China as a whole (including Hong Kong and Macau) and is not intended to have a direct commercial bearing on commercial and economic activities. The government believes the new law may bring about more stability to Hong Kong, which in turn may lay the foundation for commercial and economic activities to flourish. On June 30, 2020, the SCNPC passed the national security law for Hong Kong. The Hong Kong Chief Executive promulgated it in Hong Kong later the same day. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. We cannot rule out the possibility that the Decision and the implementation of the national security law may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardship for Hong Kong, including companies like us that do business in Hong Kong. It is difficult for us to predict the impact of, if any, the implementation of the national security law will have on our business, as such impact will depend on future developments, which are highly uncertain and cannot be predicted.

Uncertainties in the interpretation and enforcement of PRC laws and regulations, which could change with little advance notice, could limit the legal protections available to us and materially affect our business operations and the value of our Class A ordinary shares.

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

Further, given the PRC government’s significant oversight and discretion over the conduct of our business operations in Hong Kong and the PRC, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Class A ordinary shares. The PRC government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to tax by the PRC.

SU Group is a holding company incorporated in Cayman Islands with its operating subsidiaries located in Hong Kong. Accordingly, most of our cash is maintained in HK$. We conduct no other business and, as a result, we depend entirely upon our Hong Kong operating subsidiaries’ earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no restrictions on transferring funds between our Cayman Islands holding company and our operating subsidiaries in Hong Kong or limitations on the ability of our Hong Kong subsidiaries to issue dividends or other distributions to their overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like our Hong Kong operating subsidiaries. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. Any such restrictions and limitations may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our Class A ordinary shares to significantly decline in value or become worthless.

Our business, financial condition and results of operations, and/or the value of our Class A ordinary shares or our ability to continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We do not provide any security-related engineering services, security guarding and screening services or related vocational training services in mainland China or solicit customers or collect, store or process any personal data of any customer in mainland China, and are not regulated by any regulator in mainland China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, as we operate in Hong Kong, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of our Class A ordinary shares to significantly decline or be worthless.

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

Under the HFCA Act, our Class A ordinary shares may be prohibited from being traded on any U.S. securities exchange, including the New York Stock Exchange and Nasdaq, or through any other trading method within the SEC’s regulatory jurisdiction, if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our Class A ordinary shares being prohibited. Furthermore, the AHFCAA amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCA Act. The HFCA Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCA Act. In essence, the HFCA Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges or trading through any other trading method within the SEC’s regulatory jurisdiction, if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCA Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected, and our Class A ordinary shares could be prohibited from being traded on any U.S. national securities exchange, or through any other trading method within the SEC’s regulatory jurisdiction, if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. If we fail to meet the new rules before the deadline specified thereunder, we could face possible prohibition from trading on Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A ordinary shares trading in the United States. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our Class A ordinary shares to be delisted from the stock exchange. On December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contains, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The audit report included in this annual report was issued by Marcum Asia, a U.S. based accounting firm that is registered with the PCAOB and has been inspected by the PCAOB on a regular basis. Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. We have no intention of dismissing Marcum Asia in the future or engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Class A ordinary shares to be materially and adversely affected, and our Class A ordinary shares could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares. Furthermore, new laws, regulations, and policies, or changes in laws, regulations, and policies, in both the United States and China could affect our ability to list our securities on Nasdaq, which could materially impair the market for and the market price of our securities.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded securities of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend us. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our Class A ordinary shares could be rendered worthless. In addition, major issues with other U.S.-listed Chinese companies in the future, could have a negative effect on the value of your investment, even though we are not involved. Because our operations are based in Hong Kong, we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. Our ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.

As such, our business may be subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Given that the PRC government may intervene or influence over our operations at any time with little to no advanced notice, it could result in a material change in our operation and the value of our Class A ordinary shares. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for any future application to have our ordinary shares list on a U.S. stock exchange, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any PRC regulatory authorities and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Class A ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on a U.S. exchange in the future.

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

The market price for our Class A ordinary shares could be adversely affected by increased tensions between the United States and China.

There have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the SCNPC issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences: secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong Chief Executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

Risks Related to Our Business and Industry

We rely heavily on the contracts from our recurring customers and any decrease or loss of business from any one of our recurring customers may adversely affect our business, results of operations and financial condition.

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2023, 2024 and 2025, we had 351, 352 and 346 recurring customers, respectively, representing approximately 79.8%, 81.5% and 80.7% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 81.1%, 61.8% and 84.2% of our revenues from security-related engineering services, respectively, and approximately 76.9%, 88.2% and 91.5% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2023, 2024 and 2025.

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

We mainly secure our contracts through direct negotiation and quotation processes with our potential customers and through tendering. For the fiscal years ended September 30, 2023, 2024 and 2025, approximately 68.6%, 58.1% and 70.5% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 31.4%, 41.9% and 29.5% was generated from tendering, respectively. For the fiscal years ended September 30, 2023, 2024 and 2025, approximately 31.4%, 22.4% and 19.2% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 68.6%, 77.6% and 80.8% was generated from tendering, respectively. Our revenues generated from screening services was mainly generated from quotations for the fiscal years ended September 30, 2023, 2024 and 2025.

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

As we are not engaged in the production of security systems during the ordinary course of our business, we source security systems from and rely on the relationship with suppliers mainly from Malaysia, Belgium and Hong Kong. For the fiscal years ended September 30, 2023, 2024 and 2025, our cost of goods sold amounted to HK$29.7 million, HK$33.7 million and HK$50.2 million (US$6.4 million), representing approximately 25.7%, 25.0% and 31.0% of our total cost of revenues, respectively. We rely on our suppliers to continue to supply high quality security systems on a timely basis and at competitive prices to sustain our operations. Prices of products offered by our suppliers may be subject to fluctuation for reasons beyond our control, such as greater industry demand, shortage of supplies or change in their marketing strategies. We cannot assure you that our suppliers will not consolidate their businesses, such that they will be in a stronger bargaining position in their commercial negotiations with us. There is also no assurance that we as a distributor will be able to source suitable security systems and desired brands for our customers. Failure to effectively maintain our business relationship with our suppliers may also impair our ability to secure competitive terms for our procurement. Any significant increase in our purchase prices and our failure to pass on the increased costs to our customers could have a material adverse effect on our business, results of operations and financial condition.

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

During the fiscal years ended September 30, 2023, 2024 and 2025, we outsourced certain parts of our security-related engineering works to subcontractors engaged by us. For the fiscal years ended September 30, 2023, 2024 and 2025, our subcontracting costs, which mainly represent the cost of services from third-party service providers, were HK$32.0 million, HK$35.4 million and HK$37.4 million (US$4.8 million), respectively, representing 27.7%, 26.3% and 23.1% of our total cost of revenues, respectively.

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

Our security guarding and screening services and related vocational training services business operations are labor intensive and we rely heavily on our staff for providing these services. Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services and related vocational training services, calculated by dividing the number of relevant employees who left us by the total number of relevant full-time employees during the relevant period, was 61.3%, 79.3% and 37.5% for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong. We cannot assure you that there will be a stable supply of labor in the future. We have, from time to time, experienced short-term shortages primarily in engineers and skilled workers for the provision of installation services, which we have addressed by (i) paying higher wages or (ii) engaging subcontractors to provide relevant labor.

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

Our business depends heavily on the supply of threat detection systems, which is the principal security system offered by us. For the fiscal years ended September 30, 2023, 2024 and 2025, our largest supplier accounted for approximately 15.0%, 15.5% and 20.2% of our total purchases, respectively. One supplier accounted for 32.3% of our trade and notes payables as of September 30, 2025. Two suppliers accounted for 23.1% and 14.9% of our trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of our trade and notes payables as of September 30, 2023. If the supply of threat detection systems by our largest supplier is disrupted, and we are not able to timely identify and engage a replacement supplier, our business operation may be subject to disruptions or security risks.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, our cost of goods sold amounted to HK$29.7 million, HK$33.7 million and HK$50.2 million (US$6.4 million), respectively, representing approximately 25.7% and 25.0% and 31.0% of our total cost of revenues. The prices of our security systems generally follow the price trends of, and vary with, market conditions. Supplies of these security systems may also be subject to a variety of factors that are beyond our control, including but not limited to the suppliers’ business interruptions, government control and overall economic conditions, all of which may have an impact of their respective market prices from time to time.

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

As of September 30, 2025, we had four registered trademarks in Hong Kong, which we consider material to our business. However, we cannot guarantee you that the registration of our trademarks can completely protect us against any infringement or imitation. In any case, we are susceptible to infringement of our logos and brands by third parties, whether or not such logos are or will continue to be registered trademarks. If there is any misuse by third parties of our brand, or if we are unable to detect, deter and prevent misbehavior and misconduct by our employees, or if we fail to effectively protect our brand and trademarks, our reputation and brand could be damaged and our business and financial performance may be materially and adversely affected.

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

During our business operation, we may face difficulties in collecting payments from customers. We cannot assure you that our measures to collect overdue payments, such as by sending statement of accounts and reminder emails to customers, will be effective. Although some payments are paid to us through bank transfers, individual customers of the related vocational training services provided by us may make payments to us in cash. For the fiscal years ended September 30, 2023, 2024 and 2025, our related vocational training income amounted to HK$4.0 million, HK$3.7 million and HK$3.7 million (US$0.5 million), respectively, representing 2.5%, 2.0% and 1.9% of our total revenues, respectively.

Our provision for allowance for credit loss for the fiscal year ended September 30, 2023 was HK$8.6 million. Our reversal of provision for allowance for credit loss for the fiscal year ended September 30, 2024 was HK$3.2 million. Our provision for allowance for credit loss for the fiscal year ended September 30, 2025 was HK$2.4 million (US$0.3 million). In the event that the actual recoverability is lower than expected, or that our past loss allowance for credit loss becomes insufficient in light of any new information, we may need to provide for an additional allowance for credit loss, which may in turn materially and adversely affect our business, financial position and results of operations. Further, if we fail to collect cash payments from customers or experience a prolonged delay in receiving the receivables, our cash flow position and our ability to meet our working capital requirements may be adversely affected.

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

We are typically required to complete each project according to a fixed schedule by an agreed date as stated in the relevant contract. If we fail to complete a project in a timely manner resulting in a breach of our contractual obligations, we may be liable to compensate our customers for losses or damages caused by the delay. For the projects undertaken by us, it is common for a clause for payment of damages for non-completion of works to be included in the contract made between us and the customer involved. Such a clause usually provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. Any delay in the completion of a project, whether or not caused by us, could also lead to additional costs being incurred, including costs to hire additional manpower. During the fiscal years ended September 30, 2023, 2024 and 2025, we were not liable for losses or required to pay any damages for any delay in the completion or non-completion of any projects.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, we received government grants of HK$0.6 million, HK$0.1 million and HK$0.03 million (US$0.004 million), respectively. To cushion the impact of COVID-19 on our operation of business, we have applied for subsidies under the Employment Support Scheme, an Anti-Epidemic Fund launched by the Hong Kong government. During the fiscal years ended September 30, 2023, 2024 and 2025, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of HK$0.4 million, nil and nil, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. We may not be able to generate the same amount of other income in the future. In the event of any changes in government measures or policies, resulting in any suspension, material reduction or termination of government grants we receive, our profitability, results of operations and financial condition may be materially and adversely affected.

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

Our funds are held in accounts at banks or other financial institutions. As of September 30, 2023, 2024 and 2025, HK$16.4 million, HK$52.3 million and HK$35.2 million (US$4.5 million) of the Group’s cash and restricted cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$0.5 million, HK$0.5 million and HK$0.8 million for each financial institution as of September 30, 2023, 2024 and 2025, respectively. Accordingly, the Group’s total unprotected cash and restricted cash held in banks amounted to HK$14.3 million, HK$50.0 million and HK$30.4 million (US$3.9 million) as of September 30, 2023, 2024 and 2025, respectively.

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

We have maintained insurance coverage for various risks in relation to our operations, employees and protection against accidents and injuries. For details of our insurance policies, see “Item 4. Information on the Company — 4.B. Business Overview — Insurance.” However, we do not carry any insurance policies against certain risks, such as professional indemnity, business interruption, product liability, acts of terrorism, riot or public disorder. We may also be subject to liabilities against which we are not adequately insured and we would be required to make up for the shortfall of the awarded amount. With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. Furthermore, adequate insurance coverage may not be available on reasonable terms in the future or may only be available at significantly higher premiums for risks currently covered. Should any major claims be made against us which are not covered by adequate insurance or at all, our business and financial performance may be materially and adversely affected. During the fiscal years ended September 30, 2023, 2024 and 2025, our insurance costs had continued to increase, and the aggregate expenses of our insurance were approximately HK$1.2 million, HK$1.9 million and HK$1.8 million (US$0.2 million), respectively. We cannot control if there are reductions or limitations of insurance coverage by insurers upon the expiry of our currently existing policies. Any further increase in insurance costs (such as an increase in insurance premiums) or reduction in coverage may materially and adversely affect our results of operations and financial condition.

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

We conduct business with customers, suppliers and subcontractors located in Hong Kong, the PRC and overseas. While most of our costs and expenses are denominated in USD, HKD, Euro (“EUR”) and Pound sterling (“GBP”), some are denominated in Renminbi, the legal currency of China (“RMB”) and other foreign currencies. We are therefore subject to risks associated with exchange rate fluctuations and changes in exchange rates could affect our results of operations. In relation to our security-related engineering services, we take into account fluctuations in foreign exchange rates when setting the prices for our quotations and tenders. We cannot assure you that our estimates of fluctuations in foreign exchange rates will be accurate. In the event that we fail to accurately estimate the fluctuations, we may experience net exchange losses. During the fiscal years ended September 30, 2023, 2024 and 2025, we have recorded net exchange gains of HK$0.5 million, HK$0.3 million and HK$0.02 million (US$0.003 million), respectively, due to foreign exchange fluctuations.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues amounted to HK$163.7 million, HK$182.2 million and HK$192.4 million (US$24.7 million), respectively, and for the corresponding year we have recorded net income of HK$9.8 million, net income of HK$10.7 million and net loss of HK$18.5 million (US$2.4 million), respectively. Further, for the fiscal years ended September 30, 2023, 2024 and 2025, we incurred finance costs of HK$0.1 million, HK$0.2 million and HK$0.1 million (US$0.02 million), respectively. As of the date of this annual report, we do not have outstanding bank borrowings. Our revenues, expenses and operating results may vary from period to period and may fluctuate due to a variety of factors, some of which are beyond our control, including changes in laws, regulations and industry practices in the security-related engineering services industry and security guarding and screening service and related vocational training service industry, increases in costs of labor, security systems and parts and components and conditions of the property market and construction industry in Hong Kong, as well as our ability to estimate and control costs, operating expenses and work progress for each project.

Our performance in the past may not be indicative that we will attain similar performance in the future. There is no assurance that our business will continue to attain similar performance as being comparable to that during the fiscal years ended September 30, 2023, 2024 and 2025 or we will be able to maintain continued growth through organic growth and implementation of our business strategies.

We cannot assure you that we will declare and distribute any amount of dividends in the future.

For the fiscal years ended September 30, 2023, 2024 and 2025, we did not declare any dividends. As of the date of this annual report, we did not have any dividend policy. Our dividend distribution records in the past may not be used as references or bases to determine the level of dividends that may be declared or paid by us in the future.

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

We generate revenues from both private and public sector projects, including those carried out in residential properties and infrastructure facilities. For the fiscal years ended September 30, 2023, 2024 and 2025, 82.3%, 86.2% and 81.8% of our revenue was generated from private sector projects, respectively, and 17.7%, 13.8% and 18.2% of our revenue was generated from public sector projects, respectively. Some public works projects are non-recurring in nature. Any change or significant delay in the level of spending on public works by the Hong Kong government may affect our business and results of operations. In the event that the Hong Kong government reduces its level of spending on public works, and we fail to secure business from other sectors, our business and profitability could be adversely affected. There is no assurance that the rising supply of residential buildings and investment in infrastructure facilities can be constantly sustained in Hong Kong. In the event that there is a lesser supply of residential buildings and establishment of infrastructure facilities, our business and results of operations could be materially and adversely affected.

We have adopted an equity incentive plan and have granted share-based awards under our equity incentive plan, which will result in increased share-based compensation expenses.

We adopted our 2024 Equity Incentive Plan, or the 2024 Plan, in November 2024 to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business, and further amended the 2024 Plan in September 2025. The maximum number of our ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 500,000 Class A ordinary shares. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may continue to grant share incentive awards to employees in the future. As a result, we will incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations and financial condition.

Risks Related to the Ownership of Our Class A Ordinary Shares

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. The market price for our Class A ordinary shares may be subject to wide fluctuations in response to factors including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for intermediary services;

●	announcements by us or our competitors of new product and/or service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

●	political or legal actions taken or restrictions imposed by the government in mainland China and Hong Kong; and

●	sales or perceived potential sales of additional Class A ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade.

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

An active trading market for our Class A ordinary shares or our Class A ordinary shares may not continue and the trading price for our Class A ordinary shares may fluctuate significantly.

Our Class A ordinary shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our Class A ordinary shares will continue. If an active public market for our Class A ordinary shares does not continue, the market price and liquidity of our Class A ordinary shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their Class A ordinary shares.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding ordinary shares. Under Nasdaq Rule 4350(c), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a “controlled company” could cause our Class A ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

Our directors and officers currently collectively own an aggregate of 98.9% of the total voting power of our outstanding ordinary shares.

Our directors and officers currently collectively own an aggregate of 98.9% of the total voting power of our outstanding ordinary shares as of the date of this annual report. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our Class A ordinary shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. — 6.E. Share Ownership.”

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment.

We have adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the ordinary shares.

We have adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of our Class A ordinary shares. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our securities. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and our Class B ordinary shares shall vote together as a single class except where required otherwise by applicable law or our current amended and restated memorandum and articles of association. Holders of Class A ordinary shares are entitled to one (1) vote per share at general meetings of the Company, and holders of Class B ordinary shares are entitled to fifty (50) votes per share at general meetings of the Company. The Class B ordinary shares may be converted into Class A ordinary shares on a one-for-one basis voluntarily at the option of the holder or automatically upon transfer to any person or entity, subject to certain conditions. The Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As a result of such dual-class share structure and the concentration of ownership, Mr. Chan Ming Dave, the Company’s chairman and executive officer, owns 98.8% of the total voting power, as he beneficially owns all Class B ordinary shares through Exceptional Engineering Limited and DC & Partners Incorporation Limited, as well as certain Class A ordinary shares in his own name. Thus, Mr. Chan Ming Dave has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Chan Ming Dave may take actions that are not in the best interest or our other shareholders. Such dual-class arrangement may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Class A ordinary shares may view as beneficial.

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

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.

In addition to the risks addressed above in “— The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors,” our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A ordinary shares. In addition, investors of our Class A ordinary shares may experience losses, which may be material, if the price of our Class A ordinary shares declines or if such investors purchase our Class A ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares to decline.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A ordinary shares may have adverse U.S. federal income tax consequences.

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

Based upon our current and projected income and assets and the market price of our Class A ordinary shares, we do not believe that we were a PFIC for the taxable fiscal year ended September 30, 2025. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our Class A ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares from time to time (which may be volatile). The market price of our Class A ordinary shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our Class A ordinary shares if we were determined to be a PFIC, see “Item 10. – Additional Information - 10.E Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

As of the date of this annual report, Mr. Chan Ming Dave, our Chairman of the board of directors and our Chief Executive Officer, beneficially owns an aggregate of approximately 911,680 ordinary shares, including 10,000 Class A ordinary shares and 901,680 Class B ordinary shares, or approximately 62.2% of our outstanding ordinary shares.

Accordingly, Mr. Chan could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Chan also has the power to prevent or cause a change in control. Without the consent of Mr. Chan, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Chan could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Chan may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our Class A ordinary shares. For more information regarding Mr. Chan and his affiliated entity, see “Item 6. — Directors, Senior Management and Employees — 6.E. Share Ownership.”

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

We incur significant costs and are required to devote substantial management time as a result of the listing of our Class A ordinary shares.

We incur substantial legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes- Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, (ii) a lack of formal risk assessment process and internal control framework over financial reporting, and (iii) a lack of IT general controls regarding logical access security, change management of our ERP system as well as cybersecurity, and we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures – Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of our IPO, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended September 30, 2024. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

Our Class A ordinary shares are listed on Nasdaq under the symbol “SUGP.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally US$2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We are required to demonstrate compliance with Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A ordinary shares come within the definition of “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A ordinary shares are listed on Nasdaq, our Class A ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

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

On January 26, 2024, we consummated our initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses. We have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The over-allotment was not exercised after the 30-day period. The Registration Statement relating to the IPO also covered 62,500 units of underwriters’ warrants (the “Representative’s Warrants”) and the ordinary shares issuable upon the exercise thereof. The Representative’s Warrants have an exercise price of US$4.00, subject to certain conditions and limitations, and may be exercised on a cashless basis. The Representative’s Warrants are exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the commencement date of sales in of the IPO, which period shall not extend further than five years from the commencement date of sales in the IPO.

On March 20, 2025, we received a letter from Nasdaq, notifying the Company that it was currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s Class A ordinary shares was below $1.00 per share for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 16, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement, which the Company is currently in compliance with.

On March 24, 2025, Shine Union Macao was incorporated to provide security systems and engineering consulting services. Shine Union Macao does not currently have any operations as of the date of this annual report.

We held an extraordinary general meeting of shareholders on July 31, 2025 at 10 p.m. ET, at which meeting the shareholders approved a share consolidation, an increase in the Company’s authorized share capital and re-designation of the Company’s share capital. On August 25, 2025, we effected a 1-for-10 share consolidation of all the issued and unissued ordinary shares (“Share Consolidation”), an increase in its authorized share capital (“Share Capital Increase”), and re-designation of its share capital and amendments to its amended and restated memorandum and articles of association (collectively, “Share Capital Alteration”), following which the authorized share capital of the Company became HK$75,000,000 divided into 750,000,000 shares of a nominal or par value of HK$0.10 each, of which, 749,098,320 shares are designated as Class A ordinary shares, par value HK$0.10 each and 901,680 shares are designated as Class B ordinary shares, par value HK$0.10 each.

On August 27, 2025, we received a letter from Nasdaq, notifying the Company that it was not in compliance with Nasdaq’s listing rules as set forth in Listing Rule 5550(a)(4) given the Company’s failure to maintain a sufficient number of publicly held shares. The Company had until October 13, 2025, to submit a plan to regain compliance with Listing Rule 5550(a)(4). The Company submitted a plan to regain compliance with Listing Rule 5550(a)(4) on September 15, 2025.

On September 17, 2025, we received a letter from the staff of the Listing Qualifications Department of Nasdaq notifying us that unless we request an appeal, our securities would be scheduled for delisting from the Nasdaq Capital Market and would be suspended at the opening of business on September 26, 2025, and a Form 25-NSE would be filed with the SEC, which would remove our securities from listing and registration on the Nasdaq Stock Market. We appealed the Nasdaq staff’s determination to a hearings panel on September 18, 2025. The hearing request stayed the suspension of our securities and the filing of the Form 25-NSE pending the Panel’s decision.

On October 1, 2025, we received a notice from the Nasdaq that we had regained compliance under both Listing Rule 5550(a)(4) and Listing Rule 5550(a)(2) and would not be proceeding to a hearing on account of mootness. Our Class A ordinary shares have continued to trade uninterrupted on the Nasdaq Capital Market under the ticker symbol “SUGP.”

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

We have experienced stable growth in the fiscal years ended September 30, 2023, 2024 and 2025. Our total revenues increased by 11.3% from HK$163.7 million in the fiscal year ended September 30, 2023 to HK$182.2 million in the fiscal year ended September 30, 2024, and further increased by 5.6% to HK$192.4 million (US$24.7 million) for the fiscal year ended September 30, 2025.

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

Security-related engineering services are one of our principal businesses. During the fiscal years ended September 30, 2023, 2024 and 2025, revenues generated from the provision of security-related engineering services amounted to HK$98.1 million, HK$107.0 million and HK$111.9 million (US$14.4 million), representing 59.9%, 58.7% and 58.1% of our total revenues, respectively.

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

Shine Union offers different types of carpark systems, including carpark systems under the proprietary brand “SUNGATE,” which Shine Union started to design and develop in 2006. For the fiscal years ended September 30, 2023, 2024 and 2025, our project income from the supply of carpark systems under the proprietary brand “SUNGATE” amounted to HK$3.5 million, HK$4.6 million and HK$4.6 million (US$0.6 million), respectively, representing 3.5%, 4.3% and 4.1% of our revenues generated from security-related engineering services. The “SUNGATE” carpark systems are designed and developed pursuant to customers’ requests. For example, the payment method (such as electronic payment by using Octopus card and credit card) and reporting output may be customized pursuant to customers’ specifications. The production of the “SUNGATE” carpark systems is outsourced to manufacturers pursuant to Shine Union’s request and specifications, whereas Shine Union will perform some final manual assembly, testing and commissioning of the systems.

Shine Union offers various security systems including threat detection systems and traffic and pedestrian control systems for leasing if its customers choose not to purchase such systems outright. For the fiscal years ended September 30, 2023, 2024 and 2025, Shine Union leased 24, 27 and 20 security systems to its customers, respectively, generating rental income of HK$6.2 million, HK$5.7 million and HK$4.0 million (US$0.5 million), respectively. The rental income under the standalone equipment leasing arrangements with Shine Union’s lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of lease.

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

During the fiscal years ended September 30, 2023, 2024 and 2025, we had stable revenues in the provision of related vocational training services. Our revenues in such segment decreased from HK$4.0 million in the fiscal year ended September 30, 2023 to HK$3.7 million in the fiscal year ended September 30, 2024, and maintained stable at HK$3.7 million (US$0.5 million) in the fiscal year ended September 30, 2025. We plan to continue expanding our related vocational training services in the upcoming years.

Our Operational Flow

Security-related Engineering Services

●	Projects

●	Project identification

In relation to Shine Union’s security-related engineering projects, Shine Union identifies potential projects after undergoing direct negotiation and quotation process with its potential customers, or through tendering, which may be open tenders or sent to a selected group of prequalified contractors on the customer’s list of approved contractors, which is more common for public sector projects. For the fiscal years ended September 30, 2023, 2024 and 2025, 68.6%, 58.1% and 70.5% of our revenues generated from security-related engineering services, respectively, was generated from quotations, whereas 31.4%, 41.9% and 29.5% of our revenues generated from security-related engineering services, respectively, was generated from tendering.

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

The defects liability period begins after completion of works. During this period, Shine Union’s service and maintenance department is responsible to make good any defects in the systems or products it has provided and installed and other defective works at its own costs. Shine Union’s suppliers generally grant it a warranty period for the products it purchases. For details, please refer to “Our Suppliers — Major Contract Terms with Our Suppliers.” During the fiscal years ended September 30, 2023, 2024 and 2025, costs of such rectification were immaterial. The defects liability period is generally 12 to 18 months.

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

Our Contracts

In the fiscal years ended September 30, 2023, 2024 and 2025, 81.1%, 61.8% and 84.2% of our revenues from the provision of security-related engineering services was contributed by recurring customers, respectively. During the same periods, contracts in relation to our security-related engineering projects generally ranged from 2 to 12 months in duration, excluding the defects liability period, depending on the scope and complexity of the works involved and size of the contract, whereas our maintenance contracts are generally for a term of 1 to 3 years, and our equipment leasing contracts are generally for a term of 2 to 3 years, subject to renewal.

In the fiscal years ended September 30, 2023, 2024 and 2025, 76.9%, 88.2% and 91.5% of our revenues from the provision of security guarding and screening services was contributed by recurring customers, respectively. In relation to our security guarding and screening services, the contracts entered into with our customers during the same periods can be categorized into (i) fixed-term contracts with a fixed contract term, typically ranging from 6 months to 3 years; (ii) ad-hoc contracts including contracts and invoices provided on an ad-hoc or urgent basis with a term ranging from 1 day to 15 days; and (iii) event contracts for a single-purpose event. We had over 11,100, 10,000 and 8,400 students enrolled in related vocational training courses with revenue contributed in the fiscal years ended September 30, 2023, 2024 and 2025, respectively.

Our Suppliers

Our principal purchases are security systems, including threat detection systems, traffic and pedestrian control systems, and ELV systems. We mainly source our security systems from Malaysia, Belgium and Hong Kong.

During the fiscal years ended September 30, 2023, 2024 and 2025, our five largest suppliers accounted for 46.9%, 49.6% and 52.7% of our total purchases, respectively, and our single largest supplier accounted for 15.0%, 15.5% and 20.2% of our total purchases during the same periods, respectively. One supplier accounted for 32.3% of the Group’s trade and notes payables as of September 30, 2025. Two suppliers accounted for 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023. For the fiscal year ended September 30, 2025, two suppliers represented 20.3% and 15.1% of the Group’s purchases. For the fiscal year ended September 30, 2024, two suppliers represented 15.5% and 10.2% of the Group’s purchases. For the fiscal year ended September 30, 2023, two suppliers represented 15.0% and 13.7% of the Group’s purchases. See “Item 3. — 3.D. Risk Factor — Risks Related to Our Business and Industry — Our business depends heavily on major suppliers. Any shortage of, or delay in, the supply may significantly impact on our business and results of operations.” All of our five largest suppliers for the fiscal years ended September 30, 2023, 2024 and 2025 are independent third parties.

We generally place orders with our suppliers on a project basis and based on the requirements of each project. To ensure consistency in quality, we generally place purchase orders with suppliers which are on our internal list of approved suppliers or that of our customers. We have entered into distribution agreements with our suppliers for certain security systems and are restricted under the relevant non-compete clauses from representing, marketing or selling security systems which are in competition with such suppliers’ products. Other than these, we have multiple sources for most of the equipment, parts or components required to reduce possible interruptions to our business operations and reliance on individual suppliers. This helps us to maintain stability of security systems and parts procurement. During the fiscal years ended September 30, 2023, 2024 and 2025, we did not experience any material shortage or delay of our major equipment, parts or components causing material disruption to our business operation.

We select suppliers for inclusion into our internal approved lists of suppliers based on the quality and price of their supplies. We review our approved supplier list annually to maintain a strong base of reliable material suppliers at competitive prices for the required security systems and parts. As of September 30, 2025, there were over 300 suppliers and subcontractors on our list of approved suppliers and subcontractors in relation to our security-related engineering business.

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

Our purchases were mainly denominated in USD, HKD, EUR, GBP and RMB. We do not undertake hedging activities against the price of goods that we procure. During the fiscal years ended September 30, 2023, 2024 and 2025, we did not experience any material adverse effect to our business or financial performance as a result of price fluctuations of supplies sourced by us. We take into consideration the increase in costs of materials such as security systems and parts and transfer a portion of the actual or anticipated price increases to our customers when we prepare for quotations. As we source some of our supplies from oversees countries, we are subject to foreign currency risk. For details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Industry — Fluctuations in foreign exchange rates may become material and adversely affect our business, financial condition and results of operations.”

Our Subcontractors

We generally subcontract labor works to selected subcontractors based on the labor-intensiveness of the works involved and the need for cost effectiveness. This enables us to obviate the need for keeping a large number of workers under our permanent employment, thereby giving us the feasibility to deploy our resources more cost effectively without compromising our quality. During the fiscal years ended September 30, 2023, 2024 and 2025, we mainly subcontracted our installation works in relation to security-related engineering services. In addition to the related vocational training services, which are provided by trainers who are also our subcontractors, we also outsourced a part of our operation in security guarding services during the fiscal years ended September 30, 2023, 2024 and 2025.

We have maintained business relationships with over 30 subcontractors who have undertaken engineering works with us. We maintain an internal list of approved suppliers and subcontractors. For the fiscal years ended September 30, 2023, 2024 and 2025, our subcontracting cost, which represented the cost of services from third-party service providers, amounted to HK$32.0 million, HK$35.4 million and HK$37.4 million (US$4.8 million), respectively, representing approximately 27.7%, 26.3% and 23.1% of our total cost of revenues for the respective years.

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

We engage subcontractors on a project basis and have not entered into any long-term agreement with our subcontractors during the fiscal years ended September 30, 2023, 2024 and 2025. During the fiscal years ended September 30, 2023, 2024 and 2025, there were no material nonperformance issues or disputes with our subcontractors and we did not experience any material difficulty in securing services from subcontractors.

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

Our Customers

Our major customers included system integrators, logistics companies and air cargo terminal operators in Hong Kong. In the fiscal years ended September 30, 2023, 2024 and 2025, our five largest customers accounted for 19.9%, 27.5% and 28.5% of our total revenues, respectively. Our single largest customer accounted for 4.6%, 12.9% and 12.7% of our total revenues during the same periods, respectively. All of our five largest customers for the fiscal years ended September 30, 2023, 2024 and 2025 are independent third parties.

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

Defects liability period. Our contracts typically include a defects liability period, during which we are responsible for rectifying the works defects. The defects liability period is typically a period of one year from the date of completion of our installation works for security systems. If the security systems are defective, we will replace the defective parts during the defects liability period or request our suppliers or subcontractors to do so. Costs incurred by us to rectify defective works or products during the fiscal years ended September 30, 2023, 2024 and 2025 were immaterial.

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

Damages relating to or costs arising from delay or non-completion of works. Our contracts usually contain a clause which provides that in case of delay in the completion of works, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the works so remain incomplete due to our default. Alternatively, the contract may provide that the customer may recover from us any costs reasonably incurred for the procurement of work or services in replacement of incomplete works due to any delay or non-completion on our part. In the fiscal years ended September 30, 2023, 2024 and 2025, we did not incur substantial liquidated damages or costs arising from the delay or non-completion of works which had or would materially and adversely affect our business operations and financial results.

Termination. Our contracts can typically be terminated, inter alia, if our performance is found to be unsatisfactory, if we become bankrupt or insolvent, or if for any reason the main contract for the project between the main contractor and its customer has been terminated. During the fiscal years ended September 30, 2023, 2024 and 2025, there was no material contract terminated for such reasons.

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

We monitor the quality of security systems and parts we purchase for our awarded contracts. All incoming security systems and parts are subject to inspection upon receipt. We conduct sample inspections on the supplies delivered to the relevant project sites or our warehouse, to ensure that they are in accordance with our required standards. Such inspections include checking the type and quantity of the supplies delivered and whether there is any observable defect. Security systems and parts that fail to meet our required standards are returned to our suppliers for corrective measures or replacement. During the fiscal years ended September 30, 2023, 2024 and 2025, there had been no material incident where security systems and parts were returned to our suppliers due to quality deficiencies.

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

We receive feedback from our customers by reaching out to them on a regular basis, or by providing them with a questionnaire upon completion of a project. We relay feedback from customers on product quality issues to our project management team, who implement corrective measures in our quality control procedures when necessary. During the fiscal years ended September 30, 2023, 2024 and 2025, and up to the date of this annual report, we have not received any material complaints about the quality of our products and services.

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

During the fiscal years ended September 30, 2023, 2024 and 2025, we did not receive any material complaints and were not subject to any disciplinary actions imposed by any government authorities in respect of the quality of the security guarding and screening services that we provided which could have resulted in any material adverse impact on our operations or financial condition and no material compensation or penalty was paid to resolve any complaints.

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

The following table summarizes all requisite licenses, permissions or approvals needed for our current operations in Hong Kong:

Company	License/ Qualifications/ Registrations	Issuing Authority	Validity
Shine Union	Security Company License (Type III)	Security and Guarding Services Industry Authority	December 30, 2025 to December 29, 2030
	Radioactive Substances License	Radiation Board	January 27, 2025 to February 25, 2026
	Radio Dealers License (Unrestricted)	Communications Authority	February 1, 2025 to January 31, 2026
	Irradiating Apparatus License	Radiation Board	October 31, 2025 to November 1, 2026
	Certificate of Registration of Electrical Contractor	Electrical and Mechanical Services Department	July 11, 2023 to July 14, 2026
	Registered Subcontractor	Construction Industry Council	March 31, 2024 to March 30, 2027
	Endorsement of Removal Service Plan	Environmental Protection Department	August 13, 2018 (no expiry date)
	Certificate of Registration as a Registered Supplier	Environmental Protection Department	August 14, 2018 (no expiry date)
	Type Approval Certificate (Smart Park)	Octopus Cards Limited	February 11, 2025 to February 11, 2028
	Type Approval Certificate (Access Control System)	Octopus Cards Limited	August 3, 2023 to August 3, 2026
	Property Management Company License	Property Management Services Authority	November 7, 2025 to November 6, 2028
Fortune Jet	Security Company License (Type I)	Security and Guarding Services Industry Authority	September 18, 2025 to September 17, 2030
	Statement of Accreditation Approval for Certificate in Basic Security Services under QASRS (QF Level 1)	The Hong Kong Council for Accreditation of Academic and Vocational Qualifications	November 23, 2024 to November 22, 2027
	Property Management Company License	Property Management Services Authority	November 18, 2025 to November 17, 2028

As of the date of this annual report, we are on the lists of approved suppliers and/or contractors of more than 13 Hong Kong government departments. During the fiscal years ended September 30, 2023, 2024 and 2025, and to the date of this annual report, (i) we have obtained all material licenses, qualifications and registrations necessary for the operation of our business in the jurisdictions in which we operate and such licenses are still valid and in force; and (ii) we have not experienced any refusal of the renewal application of any material licenses necessary for the operation of our business.

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

Our principal competitors include Manifest Marketing Limited and ECI Technology Holdings Ltd.

Environmental Matters

Due to the nature of our business, our operational activities do not significantly generate industrial pollutants, and we did not incur material costs of compliance with applicable environmental protection rules and regulations during the fiscal years ended September 30, 2023, 2024 and 2025. Nevertheless, we recognize the importance of environmental protection and we strive to meet the expectation of the community for healthy standards of living and working environment.

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

During the fiscal years ended September 30, 2023, 2024 and 2025, and up to the date of this annual report, we have not recorded any material non-compliance in respect of any applicable laws and regulations on environmental protection in Hong Kong.

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

We believe that our current insurance policies provide sufficient coverage of the risks to which we may be exposed to and are in line with the industry norm. During the fiscal years ended September 30, 2023, 2024 and 2025, our insurance costs were approximately HK$1.2 million, HK$1.9 million and HK$1.8 million (US$0.2 million), respectively. During the fiscal years ended September 30, 2023, 2024 and 2025, we did not make and were not subject to any material insurance claims. We review our insurance policies and coverage from time to time to ensure our insurance remains adequate in the future.

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

Our Group is involved in the provision of Type I security work and Type III security work. Shine Union obtained its first Security Company License (Type III) on December 30, 2000 and Fortune Jet obtained its first Security Company License (Type I) on September 18, 2015. Based solely on the confirmation of the Company, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that each of our current Security Company License (Type I) and Security Company License (Type III) remain valid as of the date of this annual report.

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

Our employees engaging in the design, installation and/or maintenance of security systems and/or provision of security guarding services have obtained the relevant Security Personnel Permits for performing Category A Security Work, Category B Security Work and Category D Security Work for the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this annual report. Based solely on the confirmation of our Company, our Hong Kong counsel, Watson Farley& Williams LLP, is of the view that the relevant Security Personnel Permits remained valid as of the date of this annual report.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this annual report, Shine Union held the Radio Dealers License (Unrestricted) and is licensed to possess and deal in the course of its trade or business in apparatus or material for radiocommunications or in any component parts thereof.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this annual report, Shine Union held the Irradiating Apparatus License (to sell and stow, to possess (for installation) or to possess and use certain irradiating apparatus) and the Radioactive Substance License (to convey and sell certain radioactive substances).

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

For the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this annual report, Shine Union was recognized as a registered electrical contractor.

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

Fortune Jet was recognized (subject to compliance of certain specified conditions) by the Commissioner for Labor (i) on June 13, 2025, to conduct the Mandatory Basic Safety Training Course (Construction Work) and to issue the relevant certificates; and (ii) on June 13, 2025 to conduct the Mandatory Basic Safety Training Revalidation Course (Construction Work) and to issue the relevant certificates. Based solely on the confirmation of our Company, our Hong Kong counsel, Watson Farley & Williams LLP, is of the view that the recognition of said safety training courses remains valid as of the date of this annual report.

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

Fortune Jet has been accredited by HKCAAVQ as an operator to operate accredited program(s) at QF Level 1 and the course Certificate in Basic Security Services under QASRS (QF Level 1) for the period November 23, 2024 to November 22, 2027.

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

For the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this annual report, Shine Union held the Notice of Endorsement of Removal Service Plan and the Certificate of Registration as Registered Supplier.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$42.1 per hour with effect from 1 May 2025) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (except those specified under section 7 of the Minimum Wage Ordinance). Any provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

4.D. Property, Plants and Equipment

We lease the properties for our principal executive office, which is located at Kwun Tong, Hong Kong with an aggregate area of approximately 7,300 square feet. We also own a land use right of a property for use as a workshop in Hong Kong with an aggregate area of approximately 1,400 square feet and lease four premises for use as training center, office, workshop, and warehouse, with an aggregate floor area of approximate 6,200 square feet. As of the date of this annual report, two of the premises in use by us are leased from our related parties, including one workshop and one warehouse. The lease agreements with related parties were negotiated and entered into on an arm’s length basis.

Land Use Right We Own

As of the date of this annual report, through our subsidiary Shine Union, we own a land use right of a property located at Unit 10, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Properties We Lease

Property/Land User	Properties	Primary Usage	Area (square feet)	Term of Lease
Shine Union	Unit 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Workshop	856	Jun 1, 2025 to Mar 31, 2026
	Unit 11, 11/F, Century Centre, 44-46 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Warehouse	1,541	Apr 1, 2025 to Mar 31, 2026
	7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong	Office	7,285	Jun 17, 2024 to Jun 16, 2027
Fortune Jet	21/F, Ginza Square, 565-567 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Office	2,488	May 6, 2025 to May 5, 2028
	Unit No. 1, 23/F, Ginza Square, 565-567 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong	Training center	1,266	Apr 22, 2025 to May 5, 2028

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

Ability to secure new contract and maintain our backlog

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2023, 2024, and 2025, we had 351, 352, and 346 recurring customers, respectively, representing approximately 79.8%, 81.5%, and 80.7% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 81.1%, 61.8%, and 84.2% of our revenues from security-related engineering services, respectively, and approximately 76.9%, 88.2%, and 91.5% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2023, 2024, and 2025. While we devote resources to maintain or improve the relationships with our recurring customers, we also make efforts to source new customers. Although such expansion would reduce the proportion of revenues generated from recurring customers, it diversifies our clientele to reduce the potential impact in a case where the recurring customers cease to engage us to provide services.

Our customers operate across a wide variety of applications for our services. Our major customers include system integrators, logistics companies and an air cargo terminal operator in Hong Kong. We mainly secure our contracts through direct negotiation and quotation process with our potential customers. For the fiscal years ended September 30, 2023, 2024, and 2025, approximately 68.6%, 58.1%, and 70.5% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 31.4%, 41.9%, and 29.5% was generated from tendering, respectively. For the fiscal years ended September 30, 2023, 2024, and 2025, approximately 31.4%, 22.4%, and 19.2% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 68.6%, 77.6%, and 80.8% was generated from tendering, respectively. Our revenues generated from screening services were mainly generated from quotations for the fiscal years ended September 30, 2023, 2024, and 2025. Our results of operations will be adversely affected if we are unable to secure a sufficient number of sizable contracts in the future.

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

IMPACT OF COVID-19 ON OUR OPERATIONS

The Hong Kong economy has been affected by the COVID-19 outbreak as it hindered economic activities. The Hong Kong government has launched relief measures of unprecedented scale, including the two rounds of measures under the Anti-Epidemic Fund, which should provide some cushioning effects to the economy and the labor market. During the fiscal years ended September 30, 2023, 2024, and 2025, we were granted subsidies from the aforementioned funds by the Hong Kong government in the amount of approximately HK$0.4 million, nil, and nil, respectively. Such government grants are non-recurring in nature and were recorded as an item in other income in our consolidated financial statements. During the fiscal years ended September 30, 2023, 2024, and 2025, we mainly sourced our security systems from Malaysia, Belgium and Hong Kong (i.e., places where our security systems are shipped from), and since the outbreak of the COVID-19 and up to September 30, 2023, 2024, and 2025, these suppliers and subcontractors had not expressed any difficulties in meeting our delivery schedules or service demands. Except as noted above, our directors confirm that the outbreak of COVID-19 has not resulted in any material adverse impact on our business operations and financial performance up to September 30, 2023, 2024, and 2025, such that (i) there is no loss or cancellation of our contracts or purchase orders after the fiscal years ended September 30, 2023, 2024, and 2025, and our contracts in the pipeline are ongoing as planned; (ii) none of our customers have, or have expressed their intention to, (a) delay, suspend or terminate their existing contracts or purchase orders, or (b) reduce their demand for our services; (iii) we have not experienced any instance of material labor shortage or suspension of works of our subcontractors in security-related engineering projects; and (iv) we have not experienced any instance of material labor shortage in security guarding and screening services.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We generate our revenues from (i) the provision of security-related engineering services; and (ii) the provision of security guarding and screening services.

The table below sets out the breakdown of our revenues by service line for the periods presented:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2024 and 2025
	2023	2024	2025		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	98,121,636	106,954,121	111,862,812	14,372,711	4,908,691	4.6
Project and maintenance	91,945,365	101,264,119	107,903,834	13,864,041	6,639,715	6.6
Equipment leasing	6,176,271	5,690,002	3,958,978	508,670	(1,731,024)	(30.4)
Security guarding and screening services	65,569,330	75,210,418	80,523,771	10,346,110	5,313,353	7.1
Total revenues	163,690,966	182,164,539	192,386,583	24,718,821	10,222,044	5.6

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

Income derived from equipment leasing comprises rental income received from the leasing of security systems under operating leases. Rental income from operating leases is recognized in the consolidated statements of operations on a straight-line basis over the lease term. The rental income under the standalone equipment leasing arrangements with our lessees is determined by taking into account various factors, including the price and condition of the security systems and the period of the lease.

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

The following table sets forth a breakdown of our cost of revenues by service line for the periods indicated:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2024 and 2025
	2023	2024	2025		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services	60,045,961	70,735,182	91,244,218	11,723,528	20,509,036	29.0
Project and maintenance	58,436,171	68,719,575	89,600,654	11,512,354	20,881,079	30.4
Equipment leasing	1,609,790	2,015,607	1,643,564	211,174	(372,043)	(18.5)
Security guarding and screening services	55,602,052	63,832,917	70,398,803	9,045,201	6,565,886	10.3
Total cost of revenues	115,648,013	134,568,099	161,643,021	20,768,729	27,074,922	20.1

Gross profit and gross profit margin

Our gross profit equals our revenues less our cost of revenues. Our gross profit and gross profit margin are dependent on various factors, including the nature of the projects that were undertaken by us and the size of such projects during the respective financial year.

The following table sets forth a breakdown of our gross profit and gross profit margin by service line for the periods indicated:

	For the fiscal year ended September 30,				Variances between the fiscal years ended September 30, 2024 and 2025
	2023	2024	2025		Amount	%
	HK$	HK$	HK$	US$	HK$
Security-related engineering services
Project and maintenance
Gross profit	33,509,194	32,544,544	18,303,180	2,351,687	(14,241,364)	(43.8)
Gross profit margin	36.4%	32.1%	17.0%	17.0%	(15.1)%
Equipment leasing
Gross profit	4,566,481	3,674,395	2,315,414	297,496	(1,358,981)	(37.0)
Gross profit margin	73.9%	64.6%	58.5%	58.5%	(6.1)%
Security guarding and screening services
Gross profit	9,967,278	11,377,501	10,124,968	1,300,909	(1,252,533)	(11.0)
Gross profit margin	15.2%	15.1%	12.6%	12.6%	(2.5)%
Total
Gross profit	48,042,953	47,596,440	30,743,562	3,950,092	(16,852,878)	(35.4)
Gross profit margin	29.3%	26.1%	16.0%	16.0%	(10.1)%

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly consist of (i) employee benefit expenses for our directors, officers, and sales and administrative staff; (ii) legal and professional fees; (iii) office expenses primarily including motor vehicle expenses for our operations, repair and maintenance expenses, insurance, computer accessories expenses, building management fees, utilities, and communication expenses; (iv) depreciation of right-of-use (“ROU”) assets for our offices; (v) expenses relating to short-term leases and low-value assets; (vi) business development expenses which mainly consist of entertainment expenses, travelling expenses for business trips, and advertising and promotion expenses for our brand; (vii) provision for credit loss; and (viii) other miscellaneous expenses.

Losses on disposal of property and equipment

Losses on disposal of property and equipment represent the proceeds from disposal of property and equipment, net of the carrying amount of the property and equipment disposed of.

Other income

Other income mainly consists of (i) government grants received; (ii) net gains on foreign exchange arising from the fluctuation of exchange rates of foreign currencies in relation to our procurement and bank and trade payables balances denominated in foreign currencies; (iii) interest income from bank deposits; and (iv) fair value gain on revaluation of the investment in our key management insurance policy.

Finance expenses

Finance expenses mainly represent interest expenses on notes payables.

Other expenses

Other expenses mainly consist of net losses on foreign exchange arising from the fluctuation of exchange rates of foreign currencies in relation to our procurement and bank and trade payables balances denominated in foreign currencies.

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

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended September 30, 2023, 2024, and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended September 30,							Variances between the fiscal years ended September 30, 2024 and 2025
	2023		2024		2025			Amount	%
	HK$	%	HK$	%	HK$	%	US$	HK$
Revenues	163,690,966	100.0	182,164,539	100.0	192,386,583	100.0	24,718,821	10,222,044	5.6
Cost of revenues	(115,648,013)	(70.7)	(134,568,099)	(73.9)	(161,643,021)	(84.0)	(20,768,729)	27,074,922	20.1
Gross profit	48,042,953	29.3	47,596,440	26.1	30,743,562	16.0	3,950,092	(16,852,878)	(35.4)

Operating expenses
Selling, general and administrative expenses	(36,805,428)	(22.5)	(36,028,548)	(19.8)	(48,720,801)	(25.3)	(6,259,900)	12,692,253	35.2
Losses on disposal of property and equipment	(485,957)	(0.3)	(636,289)	(0.3)	(2,008,324)	(1.0)	(258,040)	1,372,035	215.6
Income (Loss) from operations	10,751,568	6.6	10,931,603	6.0	(19,985,563)	(10.3)	(2,567,848)	(30,917,166)	(282.8)

Other income (expenses)
Other income	1,445,506	0.9	1,219,376	0.7	1,006,670	0.5	129,342	(212,706)	(17.4)
Finance expenses	(55,080)	(0.1)	(189,749)	(0.1)	(148,878)	(0.1)	(19,129)	(40,871)	(21.5)
Total other income, net	1,390,426	0.8	1,029,627	0.6	857,792	0.4	110,213	(171,835)	(16.7)

Income (Loss) before income tax expenses	12,141,994	7.4	11,961,230	6.6	(19,127,771)	(9.9)	(2,457,635)	(31,089,001)	(259.9)
Income tax (expenses) benefit	(2,338,850)	(1.4)	(1,307,742)	(0.7)	643,294	0.3	82,654	1,951,036	(149.2)
Net income (loss)	9,803,144	6.0	10,653,488	5.9	(18,484,477)	(9.6)	(2,374,981)	(29,137,965)	(273.5)

Fiscal Year Ended September 30, 2025 Compared to Fiscal Year Ended September 30, 2024

Revenues

Our revenues increased by HK$10.2 million, or 5.6%, from HK$182.2 million for the fiscal year ended September 30, 2024 to HK$192.4 million (US$24.7 million) for the fiscal year ended September 30, 2025 mainly due to (i) an increase in revenues from provision of security-related engineering services of HK$4.9 million; and (ii) an increase in revenues from security guarding and screening and related vocational training of HK$5.3 million.

Our revenues from the provision of security-related engineering services increased by HK$4.9 million, or 4.6%, from HK$107.0 million for the fiscal year ended September 30, 2024 to HK$111.9 million (US$14.4 million) for the fiscal year ended September 30, 2025. The increase was mainly attributable to the business growth of the security-related engineering services segment. Certain revenues for the fiscal year ended September 30, 2025 were contributed by several projects with larger revenues recognized, including one project of over HK$18 million, one project of over HK$9 million, one project of over HK$4 million, three projects of each over HK$2 million, and nine projects of each over HK$1 million. Comparatively, certain revenues for the fiscal year ended September 30, 2024 were contributed by several projects with larger revenues recognized, including one project of over HK$20 million, two projects of each over HK$4 million, three projects of each over HK$2 million, and ten projects of each over HK$1 million.

Cost of revenues

Our cost of revenues increased by HK$27.1 million, or 20.1%, from HK$134.6 million for the fiscal year ended September 30, 2024 to HK$161.6 million (US$20.8 million) for the fiscal year ended September 30, 2025. The increase was mainly due to an increase employee benefit expenses from HK$60.4 million for the fiscal year ended September 30, 2024 to HK$70.0 million for the fiscal year ended September 30, 2025, mainly due to expansion of security guarding and screening business which is labor-intensive and a rise in statutory minimum wage causing the overall increment in payroll costs; an increase in subcontracting fee from HK$35.4 million for the fiscal year ended September 30, 2024 to HK$37.4 million for the fiscal year ended September 30, 2025, mainly attributable to the increase in security-related engineering services work performed and the expansion of security guarding and screening business during the fiscal year ended September 30, 2025. The increase was consistent with the business growth of security-related engineering services and security guarding and screening.

Gross profit and gross profit margin

Our gross profit decreased by HK$16.9 million, or 35.4%, from HK$47.6 million for the fiscal year ended September 30, 2024 to HK$30.7 million (US$4.0 million) for the fiscal year ended September 30, 2025. The gross profit margin decreased from 26.1% in the fiscal year ended September 30, 2024 to 16.0% for the fiscal year ended September 30, 2025. The decrease was due to the net impact of (i) a decrease in the gross profit margin of security-related engineering services triggered by certain projects completed during the fiscal year ended September 30, 2025 with larger extent of use of subcontracting services; and (ii) a lower gross profit margin of security guarding services contracts resulting from an increasing labor cost triggered by a rise in statutory minimum wage and salary adjustments.

Gross profit margin of project and maintenance income under security-related engineering services decreased from 32.1% for the fiscal year ended September 30, 2024 to 17.0% for the fiscal year ended September 30, 2025. The decrease was due to certain projects completed during the fiscal year ended September 30, 2025 with larger extent of use of subcontracting services.

Gross profit margin of equipment leasing income under security-related engineering services decreased from 64.6% for the fiscal year ended September 30, 2024 to 58.5% for the fiscal year ended September 30, 2025. The decrease was due to renewal of certain equipment leasing agreements with more competitive prices offered to the customers.

Gross profit margin of security guarding and screening services maintained at a stable level, which was 15.1% for the fiscal year ended September 30, 2024 and 12.6% for the fiscal year ended September 30, 2025. The decrease was due to an increasing labor cost triggered by a rise in statutory minimum wage and salary adjustments.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$12.7 million, or 35.2%, from HK$36.0 million for the fiscal year ended September 30, 2024 to HK$48.7 million (US$6.2 million) for the fiscal year ended September 30, 2025. The decrease was mainly due to the net impact of (i) a provision for allowance for credit loss of HK$2.4 million for the fiscal year ended September 30, 2025 compared to a reversal of provision for allowance for credit loss of HK$3.2 million for the fiscal year ended September 30, 2024 due to certain several projects with larger revenues recognized during the year ended September 30, 2025; (ii) an increase in employee benefit expenses for directors, officers, and sales and administrative staff from HK$21.2 million for the fiscal year ended September 30, 2024 to HK$24.9 million for the fiscal year ended September 30, 2025 triggered by salary adjustments; (iii) a decrease in legal and professional fees from HK$5.0 million for the fiscal year ended September 30, 2024 to HK$3.8 million for the fiscal year ended September 30, 2025; and (iv) an increase in advertising expenses from HK$2.2 million for the fiscal year ended September 30, 2024 to HK$6.5 million for the fiscal year ended September 30, 2025 since more promotional activities and campaigns were performed for the Company to penetrate the market.

Losses on disposal of property and equipment

Our losses on disposal of property and equipment increased by HK$1.4 million, or 215.6%, from HK$0.6 million for the fiscal year ended September 30, 2024 to HK$2.0 million (US$0.3 million) for the fiscal year ended September 30, 2025. The increase was mainly due to certain X-ray machines disposed upon the termination of rental equipment agreements during the fiscal year ended September 30, 2025.

Other income

Our other income decreased by HK$0.2 million, or 17.4%, from HK$1.2 million for the fiscal year ended September 30, 2024 to HK$1.0 million (US$0.1 million) for the fiscal year ended September 30, 2025. The decrease was mainly due to the decrease in net gains on foreign exchange arising from the fluctuation of exchange rates of foreign currencies in relation to our procurement and bank and trade payables balances denominated in foreign currencies.

Finance expenses

Our finance expenses decreased by HK$0.04 million, or 21.5%, from HK$0.2 million for the fiscal year ended September 30, 2024 to HK$0.1 million (US$0.02 million) for the fiscal year ended September 30, 2025.

Income tax (expenses) benefit

Our income tax benefit was HK$0.6 million (US$0.1 million) for the fiscal year ended September 30, 2025, compared to income tax expenses of HK$1.3 million for the fiscal year ended September 30, 2024. The decrease was mainly due to decrease in income before income tax and deferred income tax benefits recognized.

Net income

As a result of the foregoing, our net loss was HK$18.5 million (US$2.4 million) for the fiscal year ended September 30, 2025, compared to a net income of HK$10.7 million for the fiscal year ended September 30, 2024. Our net loss margin was 9.6% for the fiscal year ended September 30, 2025, compared to a net income margin 5.9% for the fiscal year ended September 30, 2024.

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

We had cash and cash equivalents of HK$16.4 million, HK$52.3 million, and HK$25.4 million (US$3.3 million) as of September 30, 2023, 2024, and 2025, respectively. Our working capital was approximately HK$62.1 million (US$8.0 million) as of September 30, 2025. The cash and cash equivalents disaggregated by currency denomination are as follow:

	As of September 30,
	2023		2024		2025
	Amount	HK$ equivalent	Amount	HK$ equivalent	Amount	HK$ equivalent
Cash and cash equivalents:
HK$	14,430,523	14,430,523	29,103,653	29,103,653	15,541,310	15,541,310
EUR	182,238	1,506,997	2,888	25,075	21,103	192,664
US$	11,989	93,867	2,943,394	22,879,887	1,223,983	9,526,260
GBP	38,592	368,736	31,676	329,517	9,018	94,294
Total		16,400,123		52,338,132		25,354,528

During the fiscal year ended September 30, 2025, one of our subsidiaries entered into certain contracts with a customer, under which the subsidiary is required to obtain bank guarantees, which are used to cover any potential liquidated damages. The bank guarantees were secured by interest-bearing deposits placed in the bank by the subsidiary in amounts equal to the related guarantee amounts and by a guarantee from us for HK$9.0 million in principal, together with interest and other related charges. These deposits are contractually restricted and cannot be withdrawn or used until the relevant bank guarantees expire or are released in accordance with the underlying contracts. The related restricted cash were HK$9.9 million (US$1.3 million) as of September 30, 2025.

In managing our liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations and mitigate the effects of unexpected fluctuations in cash flows. We regularly monitor the repayment dates of financial liabilities, including trade and notes payables, other payables and accrued charges, etc. to match with financial resources available to us from time to time. We manage liquidity risk by maintaining adequate financial resources, including existing cash and bank balances and operating cash flows. We believe that our current cash and cash equivalents and our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the next 12 months from the date of this annual report. Moreover, we expected that we are able to obtain additional cash flows from our financing activities, including the utilization of the banking facilities by a subsidiary, amounting up to HK$4.4 million. Our operating subsidiaries in Hong Kong are permitted under the laws of Hong Kong to provide direct or indirect funding to us through cash dividend distributions, funds transfer, loans, or advances. Currently, we are not aware of any interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future.

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

We currently expect that there will not be any material change in the sources and uses of cash.

Cash flows

The following table sets forth a summary of our consolidated cash flows for the fiscal years indicated:

	For the fiscal years ended September 30,				Change between the fiscal years ended September 30, 2024 and 2025
	2023	2024	2025	2025	Amount	%
	HK$	HK$	HK$	US$	HK$
Net cash (used in) provided by operating activities	(13,540,058)	14,098,052	(15,456,974)	(1,985,992)	(29,555,026)	(209.6)
Net cash used in investing activities	(112,163)	(3,245,966)	(1,640,534)	(210,784)	(1,605,432)	(49.5)
Net cash provided by financing activities	4,788,172	25,181,785	90	12	(25,181,695)	(100.0)
Effects of exchange rate changes	78,542	(95,862)	3,985	512	(99,847)	(104.2)
Net (decrease) increase in cash and cash equivalents and restricted cash	(8,785,507)	35,938,009	(17,093,433)	(2,196,252)	(53,031,442)	(147.6)
Cash and cash equivalents and restricted cash at beginning of the year presented	25,185,630	16,400,123	52,338,132	6,724,673	35,938,009	219.1
Cash and cash equivalents and restricted cash at end of the year presented	16,400,123	52,338,132	35,244,699	4,528,421	(17,093,433)	(32.7)

Operating activities

For the fiscal year ended September 30, 2025, our net cash used in operating activities of HK$15.5 million was primarily attributable to (i) net loss of HK$18.5 million, adjusted for depreciation of property and equipment and ROU assets of HK$1.7 million and HK$1.9 million, respectively, and losses on disposal of property and equipment of HK$2.0 million; and (ii) a decrease in inventories of HK$21.8 million, offset by (iii) an increase of contract assets of HK$12.6 million; and (iv) a decrease of contract liabilities of HK$16.5 million.

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

We identified several material changes of assets and liabilities as below:

Trade receivables, net decreased by HK$1.2 million, or 5.5%, from HK$21.9 million as of September 30, 2024 to HK$20.6 million as of September 30, 2025. The decrease of trade receivables was mainly attributable to a general reduction in gross amount of receivables triggered by improving credit collection activities during the fiscal year ended September 30, 2025, combined with the provision for allowance for credit loss of trade receivables of HK$0.7 million for the year ended September 30, 2025.

Inventories decreased by HK$21.8 million, or 45.9%, from HK$47.6 million as of September 30, 2024 to HK$25.8 million as of September 30, 2025. The decrease of inventories was mainly due to a decrease in work-in-progress since certain projects of a larger contract sum were completed during the fiscal year ended September 30, 2025. The decrease is consistent with the increase in revenues.

Contract assets increased by HK$10.9 million, or 169.0%, from HK$6.4 million as of September 30, 2024 to HK$17.3 million as of September 30, 2025. The increase was mainly due to completion of certain projects of a larger contract sum during the fiscal year ended September 30, 2025.

Trade payables decreased by HK$1.0 million, or 11.4%, from HK$8.6 million as of September 30, 2024 to HK$7.6 million as of September 30, 2025. The decrease was due to more timely settlement of costs of revenues and selling, and general and administrative expenses.

Contract liabilities decreased by HK$16.5 million, or 59.2%, from HK$27.8 million as of September 30, 2024 to HK$11.3 million as of September 30, 2025. The decrease was mainly due to completion of certain projects of a larger contract sum during the fiscal year ended September 30, 2025.

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

Contract assets increased by HK$3.2 million, or 102.2%, from HK$3.2 million as of September 30, 2023 to HK$6.4 million as of September 30, 2024. The increase was mainly due to completion of certain projects of a larger contract sum during the fiscal year ended September 30, 2024.

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

Investing activities

During the fiscal year ended September 30, 2025, our net cash used in investing activities was HK$1.6 million, which was primarily attributable to the purchase of equipment.

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

Financing activities

For the fiscal year ended September 30, 2025, our net cash provided by financing activities was HK$90, which was the receipt of the shares subscription receivables.

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

Our subsidiary, Shine Union, has banking facilities of HK$20.0 million, HK$20.0 million, and HK$4.4 million with a commercial bank in Hong Kong as of September 30, 2023, 2024, and 2025, respectively. As of September 30, 2023, 2024, and 2025, Shine Union had utilized HK$3.5 million, HK$2.4 million, and HK$2.0 million, respectively. The unutilized banking facilities were HK$16.5 million, HK$17.6 million, and HK$2.4 million as of September 30, 2023, 2024, and 2025, respectively.

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

As of September 30, 2023, 2024, and 2025, we estimated our long service payment to be HK$1.0 million, HK$1.3 million, and HK$0.8 million, respectively. The provisions for long service payment as at September 30, 2023, 2024, and 2025 have been reflected in our consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since we have no plan to dismiss any staff due to redundancy, and therefore consider the possibility of meeting the criteria of making severance payment to be remote.

Legal Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2023, 2024, and 2025, and through the issuance date of the consolidated financial statements.

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

Material Cash Requirements

Our material cash requirements as of September 30, 2023, 2024, and 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal years ended September 30, 2023, 2024, and 2025, our capital expenditures were HK$1.4 million, HK$3.2 million, and HK$1.6 million, respectively, which primarily related to acquisition of equipment, leasehold improvements, and computer software. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2025:

	Payments due by period
	Total	Within 1 Year	Within 1-2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	198,000	198,000	—
Non-cancellable purchase contracts	15,518,899	15,518,899	—
Total	15,716,899	15,716,899	—

The following table sets forth our contractual obligations as of September 30, 2024:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	198,000	198,000	—
Non-cancellable purchase contracts	14,401,405	14,401,405	—
Total	14,599,405	14,599,405	—

The following table sets forth our contractual obligations as of September 30, 2023:

	Payments due by period
	Total	Within 1 Year	Within 1 – 2 Years
	HK$	HK$	HK$
Operating lease payment – short-term leases	521,065	521,065	—
Non-cancellable purchase contracts	9,296,574	9,296,574	—
Total	9,817,639	9,817,639	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2023, 2024, and 2025.

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

As of the date of this annual report, we do not possess a formal research and development department. We have three employees in the project and engineering department who also serve the research and development functions on an as-needed basis. During the fiscal years ended September 30, 2023, 2024, and 2025, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities (such as equipment compatibility testing services), amounted to nil, nil, and HK$0.04 million, respectively.

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

During the fiscal years ended September 30, 2023, 2024, and 2025, and up to the date of this annual report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

5.D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the period since October 1, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying footnotes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines that there are no critical accounting estimates.

When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. See “Note 2 — Summary of Significant Accounting Policies” to our financial statements for the disclosure of these accounting policies.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of recently issued accounting standards.

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

Directors and Officers	Age	Position/Title
Mr. Chan Ming Dave	59	Chairman of the board of directors and Chief Executive Officer
Mr. Kong Wing Fai	44	Director, Company Secretary, and Chief Financial Officer
Mr. Koo Lon Tien	59	Chief Operating Officer
Mr. To Hoi Pan	52	Independent Director
Mr. Mark Allen Brisson	59	Independent Director
Ms. Tse Sui Man	36	Independent Director

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

6.B. Compensation

For the fiscal years ended September 30, 2023, 2024 and 2025, we paid an aggregate of HK$4.0 million, HK$5.0 million and HK$6.3 million (US$0.8 million), respectively, in cash (including salaries and mandatory provident fund contributions) to our directors and officers. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or officers to provide benefits upon termination of employment. As of the date of this annual report, we are in compliance with all relevant laws and regulations regarding such benefits.

Outstanding Equity Awards at Fiscal Year-End

We adopted our 2024 Plan in November 2024, to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business.

Set forth below is a summary of the key terms of the Plan:

Authorized Shares. Under the Plan, the maximum number of Class A ordinary shares authorized is 500,000.

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

The following table summarizes, as of the date of this annual report, the number of outstanding restricted shares we had granted to our directors and executive officers under the 2024 Plan:

Name	Class A Ordinary Shares Underlying Restricted Shares	Exercise Price	Date of Grant	Date of Expiration
Chan Ming Dave	*	N/A	December 9, 2024	N/A
Kong Wing Fai	*	N/A	December 9, 2024	N/A
Koo Lon Tien	*	N/A	December 9, 2024	N/A
Mark Allen Brisson	*	N/A	December 9, 2024	N/A
To Hoi Pan	*	N/A	December 9, 2024	N/A
Tse Sui Man	*	N/A	December 9, 2024	N/A
All directors and executive officers as a group	20,000	—	—	—

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

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

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. Our amended and restated memorandum and articles of association currently in effect provides that following such disclosure and subject to any special requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum of the meeting. You should refer to “Description of Securities” in the exhibit attached to this annual report, for additional information on our standard of corporate governance under Cayman Islands law.

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

6.D. Employees

As of September 30, 2025, we had 437 employees. Out of the 437 employees, 316 are full-time and 121 are part-time employees, who are all based in Hong Kong. We maintain a certain number of part-time employees in relation to our security guarding and screening services to satisfy ad-hoc or urgent work requests from our customers without relying on subcontractors or external manpower supply companies. Having performed screening procedures in advance at the time of recruitment, we are also able to ensure the consistent delivery of quality services.

	As of September 30, 2025
Functions	Number	Percentage
Management	5	1.1%
Sales and Marketing	9	2.1%
Project and Maintenance	54	12.4%
Security Guarding	302	69.0%
Screening	38	8.7%
Administration and Human Resources	23	5.3%
Accounting and Finance	6	1.4%
Total	437	100.0%

Our employee turnover rate in respect of the full-time employees for providing security guarding and screening services was 61.3%, 79.3% and 37.5% for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. A relatively high employee turnover in respect of security guards and screeners is the nature of the security guarding and screening industry in Hong Kong.

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

We believe that we have maintained a good relationship with our employees. During the fiscal years ended September 30, 2023, 2024 and 2025, and up to the date of this annual report, we have complied with the applicable employment and labor laws and regulations in all material respects, and we have not experienced any material labor disputes with our employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. Holders of our Class A ordinary shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of Class B ordinary shares are entitled to fifty (50) votes per share at general meetings of the Company. Class A ordinary shares and Class B ordinary shares vote together as a single class except where required otherwise by applicable law or our amended and restated memorandum and articles of association.

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

As of October 21, 2025, we had approximately 89,551 Class A ordinary shares outstanding that were held by record holders in the United States, representing approximately 15.9% of our outstanding Class A ordinary shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Ordinary Shares Beneficially Owned (2)_
Name of Beneficial Owners(1)	Number of Class A ordinary shares	Number of Class B ordinary shares	Combined %		Combined Voting %
5% or Greater Shareholders:
Exceptional Engineering Limited(3)	—	842,280	57.50%		92.26%
DC & Partners Incorporation Limited(4)	—	59,400	4.06%		6.51%
Directors and Officers
Mr. Chan Ming Dave(3)(4)(5)	*	—	*	%	*	%
Mr. Kong Wing Fai	*	—	*	%	*	%
Mr. Koo Lon Tien	42,070	—	2.87%		*	%
Mr. To Hoi Pan	*	—	*	%	*	%
Mr. Mark Allen Brisson	*	—	*	%	*	%
Ms. Tse Sui Man	*	—	*	%	*	%
All directors and officers as a group (6 persons)	59,070	901,680	65.59%		98.90%

*	Represents less than 1% of our total outstanding shares as of the date of this annual report.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

(1)	Except as otherwise indicated below, the business address of our directors and officers is 7th Floor, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(2)	Applicable percentage of ownership is based on 563,092 Class A ordinary shares and 901,680 Class B ordinary shares outstanding as of the date of this annual report.

(3)	The registered address of Exceptional Engineering Limited, a British Virgin Islands company, is Craigmuir Chamber, Road Town, Tortola, VG 1110, British Virgin Islands. 842,280 Class B ordinary shares are directly held by Exceptional Engineering Limited, of which Mr. Chan Ming Dave is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(4)	The registered address of DC & Partners Incorporation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. 59,400 Class B ordinary shares are directly held by DC & Partners Incorporation Limited, of which Mr. Chan Ming Dave is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(5)	Represents (i) 842,280 Class B ordinary shares held by Exceptional Engineering Limited, (ii) 59,400 Class B ordinary shares held by DC & Partners Incorporation Limited, a limited company organized under the laws of British Virgin Islands wholly-owned by Mr. Chan Ming Dave, and (iii) 10,000 Class A ordinary shares held by Mr. Chan Ming Dave.

To our knowledge, as of October 21, 2025, 89,551 of our Class A ordinary shares were held by 2,515 record holders in the United States, and none of our Class B ordinary shares were held by U.S. record holders.

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

The details of leases from related parties in effect as of the date of this annual report are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	June 1, 2025	March 31, 2026	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2025	March 31, 2026	20,000

The lease expenses charged by the above related parties during the fiscal years ended September 30, 2023, 2024, and 2025 was HK$0.9 million, HK$0.8 million, and HK$0.4 million, respectively.

As of September 30, 2023, 2024, and 2025, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

No guarantee is provided by related parties as of the date of this annual report.

Capital contributions

During the fiscal years ended September 30, 2023, 2024, and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$5.0 million, HK$0.8 million, and nil, respectively, to the Company.

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

Legal Proceedings

See “Item 4 Information on the Company — 4.B. Business Overview — Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

During the fiscal years ended September 30, 2023, 2024, and 2025, no dividends were declared by the Group to its shareholder. We do not anticipate paying any dividends on SU Group’s ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

8.B. No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

SU Group’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “SUGP.” The shares began trading on January 24, 2024 on the Nasdaq Capital Market. The closing price for the Class A ordinary shares was US$6.67 on January 15, 2026.

9.B. Plan of Distribution

On November 28, 2025, we initially filed a registration statement on Form F-1 (the “Form F-1”), in relation to a proposed public offering (this “Offering”) of up to 6,000,000 Units (“Units”), each consisting of (i) one pre-funded warrant to purchase one Class A ordinary share (the "Pre-funded Warrants") and (ii) two warrants, each with a one-year term to purchase one Class A ordinary share, (the “Common Warrants,” together with the Pre-funded Warrants, the “Warrants”). The Warrants are exercisable on a cash or cashless basis. WallachBeth Capital, LLC (“WallachBeth”) acts as our exclusive placement agent to solicit offers to purchase these securities offered on a reasonable best-efforts basis.

We are offering each Unit at an assumed public offering price of $6.10 per Unit. Each of the Warrants will be immediately exercisable for one Class A ordinary share at an assumed exercise price of $6.10 per share. However, the actual public offering price per Unit will be determined between us, WallachBeth and the investors in this offering, and may be at a discount to the current market price of our Class A ordinary shares.

The Form F-1 became effective on December 30, 2025.

9.C. Markets

SU Group’s Class A ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “SUGP.”

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

Following the Share Capital Alteration, the share capital of the Company consists of Class A ordinary shares and Class B ordinary shares. As of the date of this annual report, our authorized share capital is HK$75,000,000 divided into 750,000,000 shares of par value HK$0.10 each, including 749,098,320 Class A ordinary shares, par value HK$0.10 each and 901,680 Class B ordinary shares, par value HK$0.10 each. As of the date of this annual report, 1,464,772 ordinary shares, including 563,092 Class A ordinary shares and 901,680 Class B ordinary shares were issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association (current effective) and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our share capital is divided into two classes of shares: Class A ordinary shares and Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares generally rank pari passu with each other, except as expressly provided in our amended and restated memorandum and articles of association.

Holders of Class A ordinary shares are entitled to:

(a)	one (1) vote per share at general meetings of the Company,

(b)	such dividends as may be declared by our board of directors,

(c)	participate in the distribution of the surplus assets of the Company in the event of a winding up or dissolution of the Company.

Holders of Class A ordinary shares generally enjoy all other rights attaching to shares under our amended and restated memorandum and articles of association.

Holders of Class B ordinary shares have the following rights:

(a)	Holders of Class B ordinary shares are entitled to fifty (50) votes per share at general meetings of the Company. Class A ordinary shares and Class B ordinary shares vote together as a single class except where required otherwise by applicable law or our memorandum and articles of association.

(b)	Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder at any time and without the payment of any additional sum, on a one-for-one basis. Class A ordinary shares cannot be converted into Class B ordinary shares.

(c)	Upon any sale, transfer, assignment, or disposition of Class B ordinary shares to any person or entity, such shares will automatically and immediately convert into an equal number of Class A ordinary shares unless the Board of Directors and the holder consent in writing to the retention of Class B ordinary shares by the transferee.

(d)	In connection with any Change of Control Transaction (as defined in the our amended and restated memorandum and articles of association), Class A ordinary shares and Class B ordinary shares shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to Members. Any merger or consolidation of the Company with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A ordinary shares and by the affirmative vote of the holders of a majority of the outstanding Class B ordinary shares, each voting separately as a class, unless (i) the Class A ordinary shares and Class B ordinary shares remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A ordinary shares and Class B ordinary shares, respectively.

(e)	If the Company in any manner subdivides or combines the outstanding Class A ordinary shares or Class B ordinary shares, the outstanding shares of the other such class will concurrently therewith be proportionately subdivided or combined in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A ordinary shares and the holders of the outstanding Class B ordinary shares on the record date for such subdivision or combination, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class A ordinary shares and by the affirmative vote of the holders of a majority of the outstanding shares

Class A ordinary shares and Class B ordinary shares rank equally in all other respects, including rights to dividends, liquidation proceeds, and other financial or economic entitlements unless explicitly stated otherwise in our amended and restated memorandum and articles of association.

Any amendments to the rights of either class of shares are subject to the provisions of our amended and restated memorandum and articles of association, including the requirement for approval by special resolution.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit and/or share premium account, provided that in no circumstances may a dividend be paid out of the above premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

There are no limitations on non-residents or foreign shareholders in our amended and restated memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date (if any) for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by our board of directors. A general meeting or any class meeting may also be held by means of such telephone, electronic, or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Act and our amended and restated memorandum and articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our board of directors.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association has provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more classes of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things.

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

Further, shareholders will have no right under our amended and restated memorandum and articles of association to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship, or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands — Privacy Notice

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

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

Indemnification of Directors and Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our amended and restated articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with our amended and restated articles of association and the Companies Act and may not be taken by written resolution of shareholders without a meeting.

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

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our amended and restated articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities, provided our company does not hold any interest in land in the Cayman Islands.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A ordinary shares. This summary applies only to U.S. Holders that hold our Class A ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares. Dividends received on our Class A ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

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

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A ordinary shares.

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

In addition, dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

(a)	Credit risk

As of September 30, 2024 and 2025, HK$52,319,608 and HK$35,237,984 of the Group’s cash and restricted cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 and HK$800,000 for each financial institution as of September 30, 2024 and 2025, respectively. Accordingly, the Group’s total unprotected cash and restricted cash held in banks amounted to HK$49,978,752 and HK$30,385,990 as of September 30, 2024 and 2025, respectively.

(b)	Concentration risk

For the fiscal years ended September 30, 2023, 2024 and 2025, we are exposed to a concentration risk related to customers and suppliers.

One customer represented more than 10% of the Group’s revenues for the years ended September 30, 2025. One customer represented more than 10% of the Group’s revenues for the year ended September 30, 2024. No customers represented more than 10% of the Group’s revenues for the years ended September 30, 2023.

Two customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2025. No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2024. One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023.

Two suppliers represented 20.2% and 15.0% of the Group’s purchases for the year ended September 30, 2025. Two suppliers represented 15.5% and 10.2% of the Group’s purchases for the year ended September 30, 2024. Two suppliers represented 15.0% and 13.7% of the Group’s purchases for the year ended September 30, 2023.

One supplier accounted for 32.3% of the Group’s trade and notes payables as of September 30, 2025. Two suppliers accounted 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024. Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - D. Material Modifications to the Rights of Security Holders

SU Group effected the Share Consolidation, the Share Capital Increase and the Share Capital Alteration, all of which became effective on August 25, 2025 at 12:01 am ET. Each Class A ordinary share would be entitled to one (1) vote and each Class B ordinary share would be entitled to fifty (50) votes, on a poll taken at any general meeting of the Company.

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

After deducting the total expenses, we received net proceeds of approximately US$3.0 million from our initial public offering. For the period from December 29, 2023, the date when the IPO Form F-1 was declared effective by the SEC, to September 30, 2025, we used (i) approximately US$645,000 of the net proceeds from our initial public offering for deepening our penetration of the security-related engineering services industry; (ii) approximately US$180,000 of the net proceeds from our initial public offering for strengthening our development capability and the enhancement of product offerings under our “SUNGATE” brand, (iii) approximately US$405,000 of the net proceeds from our initial public offering for the expansion of our security guarding services and the improvement of our operational efficiency and scalability, (iv) approximately US$76,000 of the net proceeds from our initial public offering to expand our related vocational training services, (v) approximately US$321,000 of the net proceeds from our initial public offering to pursue strategic acquisitions and investment opportunities, and (vi) approximately US$315,000 of the net proceeds from our initial public offering for other general corporate purposes, including working capital, operating expenses, and capital expenditures. As of the date of this annual report, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. We still intend to use the remaining net proceeds from the IPO as described in the IPO Form F-1.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of September 30, 2025. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, (ii) a lack of formal risk assessment process and internal control framework over financial reporting, and (iii) a lack of IT general controls regarding logical access security, change management of our ERP system as well as cybersecurity. Following the identification of the material weakness and control deficiency, we have taken and plan to continue to take remedial measures, including (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iii) strengthening corporate governance, (iv) adopting cybersecurity risk management policy, and (v) hiring experienced IT staff with qualifications of the Certified in Risk and Information Systems Control to formalize and strengthen the key internal control over our Information Technology General Control.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.sugroup.com.hk within four business days following the amendment or waiver. During fiscal year 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

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

	Fiscal Year Ended September 30, 2024		Fiscal Year Ended September 30, 2025
Audit fees*	US$	290,000	US$	250,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq Stock Market that listed companies must: (i) obtain shareholders’ approval for issuance of securities in certain situations, and (ii) hold annual shareholders’ meetings. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Ownership of Our Class A Ordinary Shares — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On November 21, 2023, we adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company and extends to all activities within and outside an individual’s duties at SU Group. A copy of the Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

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

1.2

Amended and Restated Memorandum and Articles of Association, as amended by special resolution on August 1, 2025, and which took effect on August 25, 2025 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form S-8 filed with the SEC on October 17, 2025)

2.1	Description of Securities (Incorporated herein by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on January 31, 2024)

4.1	Form of Underwriters’ Warrants (Incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on January 29, 2024)

4.2	Letter of Acceptance between Shine Union Limited and Customer A, dated September 30, 2021 (Incorporated herein by reference to Exhibit 10.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.3	Distribution Agreement between Shine Union Limited and Supplier A, dated December 18, 2024 (Incorporated herein by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed on January 28, 2025)

4.4	Form of Employment Agreement by and between the Registrant and its executive officers (Incorporated herein by reference to Exhibit 10.3 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.5	Form of Supplement to Service Agreement between the Registrant and its executive directors (Incorporated herein by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on January 28, 2025)

4.6	Form of Director Offer Letter (Incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on January 29, 2024)

4.7	Tenancy Agreement dated March 25, 2024 by and between Shine Union Limited, as tenant, and Chan Ming Dave (Incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed on January 28, 2025)

4.8	Tenancy Agreement dated March 25, 2024 by and between Shine Union Limited, as tenant, and Yam Fung Yee Carrie and Chan Ming Dave (Incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed on January 28, 2025)

4.9	Tenancy Agreement dated June 25, 2024 by and between Shine Union Limited, as tenant, and a real estate management company (Incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed on January 28, 2025)

4.10	English Translation of the Leasing Agreement dated November 14, 2023 by and between Fortune Jet Management & Training Co. Limited, as tenant, and a real estate management company (Incorporated herein by reference to Exhibit 10.12 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.11	Tenancy Agreement dated December 14, 2023 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.13 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

4.12	Car Park Tenancy Agreement dated December 22, 2022 by and between Fortune Jet Management & Training Co. Limited, as tenant, and Individual B and Individual C incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-275705), as amended, initially filed with the Securities and Exchange Commission on December 20, 2023)

4.13	Tenancy Agreement dated June 11, 2025 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

4.14	Tenancy Agreement dated June 11, 2025 by and between Fortune Jet Management & Training Co. Limited and a real estate management company (Incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

4.15	Tenancy Agreement dated May 29, 2025 by and between Shine Union Limited and Yam Fung Yee Carrie & Chan Ming Dave (Incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

4.16	Works Contract between Customer B and Shine Union Limited for Communal Aerial Broadcast Distribution Installation dated June 17, 2025 (Incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

4.17	Works Contract between Customer B and Shine Union Limited for Integrated Security Management System Installation dated June 17, 2025 (Incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

4.18	Works Contract between Customer B and Shine Union Limited for Public Address System Installation dated June 17, 2025 (Incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (333-291851), as amended, initially filed on November 28, 2025)

8.1	List of Subsidiaries of the Registrant (Incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-291851), as amended, initially filed on November 28, 2025)

11.1	Code of Business Conduct and Ethics of Registrant (Incorporated herein by reference to Exhibit 99.1 in Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333- 275705), filed on December 20, 2023.)

11.2	Insider Trading Policy (Incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on January 31, 2024)

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Watson Farley & Williams LLP

15.3*	Consent of Marcum Asia CPAs LLP

97	Form of Executive Compensation Clawback Policy (Incorporated herein by reference to Exhibit 97 to the Annual Report on Form 20-F filed on January 31, 2024)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SU Group Holdings Limited

/s/ Chan Ming Dave
	Name:	Chan Ming Dave
	Title:	Chief Executive Officer

Date: January 16, 2026

SU GROUP HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2024, AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SU Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SU Group Holdings Limited (the “Company”) as of September 30, 2024 and 2025, the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

New York, NY
January 16, 2026

SU GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	52,338,132	25,354,528	3,257,681
Trade receivables, net	21,851,480	20,642,525	2,652,258
Inventories	47,613,381	25,770,281	3,311,099
Prepaid expenses and other current assets	5,013,876	5,423,335	696,817
Contract assets, net	6,443,947	17,334,193	2,227,187
Prepaid income tax	2,066,219	1,654,240	212,545
Total current assets	135,327,035	96,179,102	12,357,587

Non-current assets
Property and equipment, net	8,886,235	6,810,456	875,043
Intangible assets, net	268,500	194,100	24,939
Goodwill	1,271,160	1,271,160	163,325
Restricted cash – non-current	—	9,890,171	1,270,740
Prepaid expenses and other non-current assets	4,462,823	3,448,366	443,064
Deferred offering expenses	—	155,763	20,013
Operating lease right-of-use assets, net	5,496,985	6,041,643	776,261
Investment in key management insurance policy	1,157,520	1,343,929	172,675
Deferred tax assets	207,702	613,415	78,815
Total non-current assets	21,750,925	29,769,003	3,824,875
TOTAL ASSETS	157,077,960	125,948,105	16,182,462

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	8,625,685	7,646,188	982,422
Notes payables	2,355,023	1,957,870	251,557
Other payables	3,499,507	1,883,981	242,064
Accrued payroll and welfare	9,040,942	9,323,383	1,197,916
Operating lease liabilities – current	1,935,187	1,976,643	253,969
Contract liabilities	27,801,257	11,340,672	1,457,108
Total current liabilities	53,257,601	34,128,737	4,385,036

Non-current liabilities
Operating lease liabilities – non-current	3,004,974	3,540,340	454,881
Other payables – non-current	1,340,016	1,362,306	175,036
Deferred tax liabilities	431,717	—	—
Other liabilities	1,321,956	766,000	98,420
Total non-current liabilities	6,098,663	5,668,646	728,337
Total liabilities	59,356,264	39,797,383	5,113,373

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (par value of HK$0.10 per share; 749,098,320 ordinary shares authorized and 463,070 and 563,092 ordinary shares issued and outstanding as of September 30, 2024 and 2025, respectively.) *	46,307	56,309	7,235
Class B ordinary shares (par value of HK$0.10 per share; 901,680 ordinary shares authorized and 901,680 and 901,680 ordinary shares issued and outstanding as of September 30, 2024 and 2025, respectively.) *	90,168	90,168	11,585
Shares subscription receivables	(90)	—	—
Additional paid-in capital	46,260,499	53,163,910	6,830,773
Retained earnings	51,324,812	32,840,335	4,219,496
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	97,721,696	86,150,722	11,069,089
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	157,077,960	125,948,105	16,182,462

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenues	163,690,966	182,164,539	192,386,583	24,718,821
Cost of revenues	(115,648,013)	(134,568,099)	(161,643,021)	(20,768,729)
Gross profit	48,042,953	47,596,440	30,743,562	3,950,092

Operating expenses
Selling, general and administrative expenses	(36,805,428)	(36,028,548)	(48,720,801)	(6,259,900)
Losses on disposal of property and equipment	(485,957)	(636,289)	(2,008,324)	(258,040)

Income (Loss) from operations	10,751,568	10,931,603	(19,985,563)	(2,567,848)

Other income (expenses)
Other income	1,445,506	1,219,376	1,006,670	129,342
Finance expenses	(55,080)	(189,749)	(148,878)	(19,129)
Total other income, net	1,390,426	1,029,627	857,792	110,213

Income (Loss) before income tax expenses	12,141,994	11,961,230	(19,127,771)	(2,457,635)
Income tax (expenses) benefit	(2,338,850)	(1,307,742)	643,294	82,654
Net income (loss)	9,803,144	10,653,488	(18,484,477)	(2,374,981)
Less: Net income attributable to non-controlling interests	(105,775)	—	—	—
Net income (loss) attributable to SU Group Holdings Limited’s ordinary shareholders	9,697,369	10,653,488	(18,484,477)	(2,374,981)

Net income (loss) per share
Basic and diluted *	8.08	8.18	(13.36)	(1.72)
Weighted average number of shares
Basic and diluted *	1,200,000	1,302,775	1,383,984	1,383,984

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A ordinary shares		Class B ordinary shares		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’	Non- controlling	Total shareholders’
	Share *	Amount	Share *	Amount	receivables	capital	earnings	equity	interest	equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2022	298,320	29,832	901,680	90,168	(119,990)	8,000,000	32,085,133	40,085,143	1,575,934	41,661,077
Net income	—	—	—	—	—	—	9,697,369	9,697,369	105,775	9,803,144
Capital contribution	—	—	—	—	—	4,961,320	—	4,961,320	—	4,961,320
Transfer upon acquisition of non-controlling interests	—	—	—	—	—	1,680,709	—	1,680,709	(1,681,709)	(1,000)
Balance as of September 30, 2023	298,320	29,832	901,680	90,168	(119,990)	14,642,029	41,782,502	56,424,541	—	56,424,541
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(1,111,178)	(1,111,178)	—	(1,111,178)
Balance as of October 1, 2023	298,320	29,832	901,680	90,168	(119,990)	14,642,029	40,671,324	55,313,363	—	55,313,363
Net income	—	—	—	—	—	—	10,653,488	10,653,488	—	10,653,488
Receipt of subscription receivables	—	—	—	—	119,900	—	—	119,900	—	119,900
Capital injection from shareholder	—	—	—	—	—	762,688	—	762,688	—	762,688
Initial public offering, net	125,000	12,500	—	—	—	24,286,697	—	24,299,197	—	24,299,197
Ordinary shares issued for services	39,750	3,975	—	—	—	6,569,085	—	6,573,060	—	6,573,060
Balance as of September 30, 2024	463,070	46,307	901,680	90,168	(90)	46,260,499	51,324,812	97,721,696	—	97,721,696
Net loss	—	—	—	—	—	—	(18,484,477)	(18,484,477)	—	(18,484,477)
Receipt of shares subscription receivables	—	—	—	—	90	—	—	90	—	90
Share-based compensation	20,000	2,000	—	—	—	2,938,224	—	2,940,224	—	2,940,224
Ordinary shares issued for services	80,000	8,000	—	—	—	3,965,189	—	3,973,189	—	3,973,189
Round-up of fractional share upon share consolidation	22	2	—	—	—	(2)	—	—	—	—
Balance as of September 30, 2025	563,092	56,309	901,680	90,168	—	53,163,910	32,840,335	86,150,722	—	86,150,722
Balance as of September 30, 2025 (US$)		7,235		11,585	—	6,830,773	4,219,496	11,069,089	—	11,069,089

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	9,803,144	10,653,488	(18,484,477)	(2,374,981)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of investment in key management insurance policy	(44,108)	—	(186,409)	(23,951)
Depreciation of property and equipment	1,943,260	1,902,005	1,707,989	219,451
Amortization of intangible assets	85,001	103,379	74,400	9,559
Amortization of operating lease right-of-use assets	666,459	1,237,500	1,925,225	247,363
Amortization of service fee	—	1,369,388	5,534,772	711,136
Provision for (reversal of) credit loss	8,610,248	(3,158,000)	2,383,000	306,180
Write-down for inventories	118,000	280,000	2,580,998	331,620
Deferred tax	(1,717,339)	393,433	(837,430)	(107,597)
Losses on disposal of property and equipment	485,957	636,289	2,008,324	258,040
Share-based compensation	—	—	2,940,224	377,775
Foreign exchange (gains) losses - unrealized	(205,446)	280,046	(34,559)	(4,440)
Changes in operating assets and liabilities
Inventories	(18,345,053)	(6,974,167)	19,262,102	2,474,894
Trade receivables	(19,585,181)	15,396,881	525,955	67,577
Prepaid expenses and other assets	(2,946,647)	1,170,733	(1,112,348)	(142,920)
Contract assets	1,158,583	(3,699,505)	(12,590,246)	(1,617,660)
Trade and notes payables	13,628,513	(8,811,825)	(1,346,076)	(172,951)
Other payables, accrued payroll and welfare	(686,257)	2,021,985	(1,310,795)	(168,418)
Contract liabilities	(4,476,835)	5,052,814	(16,460,585)	(2,114,941)
Operating lease liabilities	(644,259)	(945,783)	(1,893,061)	(243,230)
Other liabilities	—	313,650	(555,956)	(71,432)
Income tax payable	(1,388,098)	(3,124,259)	411,979	52,933
Net cash (used in) provided by operating activities	(13,540,058)	14,098,052	(15,456,974)	(1,985,993)

Cash flows from investing activities:
Purchases of property and equipment	(775,120)	(3,018,966)	(1,640,534)	(210,784)
Proceeds from disposal of property and equipment	663,957	—	—	—
Purchases of intangible assets	—	(227,000)	—	—
Acquisition of non-controlling interests	(1,000)	—	—	—
Net cash used in investing activities	(112,163)	(3,245,966)	(1,640,534)	(210,784)

Cash flows from financing activities:
Proceeds from capital contribution	4,961,320	882,588	90	12
Net proceeds from initial public offering	—	24,299,197	—	—
Payments to related parties	(2,538,411)	(10,967)	—	—
Repayments by related parties	2,365,263	10,967	—	—
Net cash provided by financing activities	4,788,172	25,181,785	90	12

Effect of exchange rate changes	78,542	(95,862)	3,985	513

Net (decrease) increase in cash and cash equivalents and restricted cash	(8,785,507)	35,938,009	(17,093,433)	(2,196,252)

Cash and cash equivalents and restricted cash at beginning of the year	25,185,630	16,400,123	52,338,132	6,724,673
Cash and cash equivalents and restricted cash at end of the year	16,400,123	52,338,132	35,244,699	4,528,421

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets
Cash and cash equivalents	16,400,123	52,338,132	25,354,528	3,257,681
Restricted cash – non-current	—	—	9,890,171	1,270,740
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	16,400,123	52,338,132	35,244,699	4,528,421

Supplemental disclosure of cash flow information:
Interest expense paid	38,340	19,632	148,878	19,129
Income tax paid (refunded)	5,444,287	4,038,568	(217,843)	(27,990)

Supplemental disclosure of non-cash investing and financing information:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	330,526	5,656,268	2,950,157	379,051
Extinguishment of operating lease right-of-use assets and operating lease liabilities due to termination of lease	—	35,709	(480,274)	(61,708)
Non-cash consideration paid for purchase of property and equipment	185,134	—	—	—
Non-cash consideration paid for services	—	6,573,060	3,973,189	510,496

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

Shine Union (Macao) Limited (“Shine Union Macao”), which was incorporated on March 24, 2025 in Macao, has been 50% owned by SU Investment and 50% owned by Fortune Jet. It is engaged in providing security systems and engineering consulting services, which does not currently have any operations.

Initial public offering

On December 29, 2023, the Securities and Exchange Commission declared effective SU Group’s Registration Statement on Form F-1. On January 26, 2024, the Company consummated the initial public offering (“IPO”) of 1,250,000 ordinary shares at a price of US$4.0 per share, generating net proceeds of approximately US$3.0 million after deducting underwriting discounts and commissions and offering expenses.

Reorganization

In anticipation of the IPO of its equity securities, the Company undertook a reorganization (the “Reorganization”). Since December 2019, SU Investment became the holding company of Shine Union and Fortune Jet. Effective on April 16, 2021, upon the transfer of all equity ownership of SU Investment to the Company, it became the ultimate holding company of SU Investment, Shine Union and Fortune Jet, which were all controlled by the same shareholder before and after the Reorganization.

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

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented in the consolidated statements of operations as an allocation of the total profit or loss for the year between non-controlling shareholders and the shareholders of the Company.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at end of the reporting period. The resulting exchange differences are recorded in the consolidated statements of operations. The equity denominated in currency other than the functional currency is translated at the historical rate of exchange at the time of capital contribution.

No foreign currency translation adjustments were made for the years ended September 30, 2023, 2024, and 2025.

(d)	Convenience translation

The consolidated financial statements as of and for the year ended September 30, 2025 have been translated into U.S. dollars (“US$”) solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.7830, representing the close rate on September 30, 2025 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, trade receivables, deposits and other receivables included in prepaid expenses and other assets, investment in key management insurance policy, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities. The carrying amounts of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other assets, amounts due from related parties, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities approximate their fair values due to the short-term maturities. Investment in key management insurance policy is measured at fair value using unobservable inputs which is positively correlated to the surrender cash value and categorized in Level 3 of the fair value hierarchy.

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)	Restricted cash

Restricted cash consist of cash that are contractually or legally restricted as to withdrawal or usage. These balances cannot be withdrawn or used until the underlying contracts or legal restrictions expire or are released. Restricted cash is presented separately from cash and cash equivalents on the consolidated balance sheets and is included together with cash and cash equivalents when reconciling the beginning and ending balances in the consolidated statements of cash flows. The Group classifies restricted cash as non-current assets if the restricted cash does not relate to current liabilities, or when the related restrictions are not expected to lapse within 12 months after the end of the reporting period.

(i)	Trade receivables, net

Trade receivables, net are stated at the original amount less an allowance for credit loss. Trade receivables are recognized in the period when the Group has delivered goods or rendered services to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 0 to 90 days.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before October 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From October 1, 2023, the Group determines the expected credit loss provisions based on ASU 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments, detailed as Note 2(j).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Expected credit loss

The Group adopted the accounting standards update of ASC 326 and several associated ASUs related to the measurement of credit losses on October 1, 2023 using a modified retrospective approach. The retrospective adjustment on the retained earnings as of October 1, 2023 was HK$1.1 million.

The Group’s trade receivables, contract assets, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related trade receivables, contract assets, other current assets, and other non-current assets which include size, type of the goods or services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s trade receivables, contract assets, other current assets, and other non-current assets. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for trade receivables, contract assets, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of operations.

(k)	Inventories

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

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than their costs, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Write-down of inventories of HK$0.1 million, HK$0.3 million, and HK$0.1 million was made for the years ended September 30, 2023, 2024, and 2025, respectively.

During the year ended September 30, 2025, certain inventories amounting to HK$2.5 million were written down due to cancellation of certain sales orders. These inventories, which were initially intended for specific customer projects, could no longer be utilized or resold following the cancellation of the related sales orders.

(l)	Prepaid expenses and other assets

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Related party

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

(n)	Property and equipment, net

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to consolidated statements of operations as incurred, while additions, renewals and betterments, which are expected to extend the useful lives of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(o)	Intangible assets, net

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

(p)	Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate that impairment may have occurred. Goodwill is carried at cost less accumulated impairment. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations. Impairment losses on goodwill are not reversed.

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

No impairment of goodwill was made for the years ended September 30, 2023, 2024, and 2025.

(q)	Deferred offering expenses

The Group capitalizes certain underwriting, legal, professional, and other third-party fees that are directly related to follow-on offering as deferred offering expenses until such follow-on offering are consummated. Upon consummation of the follow-on offering, these fees will be recorded in the stockholders’ equity as a reduction of additional paid-in capital generated from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Group recorded nil and HK$0.2 million as deferred offering expenses under non-current assets in the consolidated balance sheets as of September 30, 2024 and 2025, respectively.

(r)	Investment in key management insurance policy

The Group invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at end of each reporting period will be recognized in other income or other expenses in the consolidated statements of operations. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the consolidated statements of operations.

(s)	Impairment for long-lived assets

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

No impairment of long-lived assets was recognized for the years ended September 30, 2023, 2024, and 2025.

(t)	Notes payables

Notes payables represent outstanding bills with bank, mainly consist of outstanding letter of credit, import bills acceptance, and trust receipt. Notes payables are generally mature within six months.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Commitments and contingencies

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

(v)	Revenue recognition

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue for the years ended September 30, 2023, 2024, and 2025:

	For the Years Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$
By revenue type
Security-related engineering services
Security systems and products and installation	77,272,367	81,374,932	84,949,175
Security systems maintenance services	14,672,998	19,889,187	22,954,659
Equipment leasing	6,176,271	5,690,002	3,958,978

	98,121,636	106,954,121	111,862,812
Security guarding and screening services
Security guarding services	51,059,864	61,753,479	65,813,677
Screening services	10,465,751	9,756,409	10,981,055
Related vocational training services	4,043,715	3,700,530	3,729,039

	65,569,330	75,210,418	80,523,771

Total	163,690,966	182,164,539	192,386,583

By timing of revenue recognition
Security-related engineering services
Goods and services transferred at a point in time	73,343,945	81,374,932	84,949,175
Services rendered over time	24,777,691	25,579,189	26,913,637
	98,121,636	106,954,121	111,862,812
Security guarding and screening services
Goods and services transferred at a point in time	—	—	—
Services rendered over time	65,569,330	75,210,418	80,523,771
	65,569,330	75,210,418	80,523,771
Total	163,690,966	182,164,539	192,386,583

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

As of September 30, 2024 and 2025, contract assets amounted to HK$6,443,947 and HK$17,334,193, respectively. HK$8,039,430, or 46.4%, of the contract assets as of September 30, 2025 have been subsequently realized as of the date of this report, and the remaining balance is expected to be utilized within 1 year from September 30, 2025.

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

Contract liabilities were HK$27,801,257 and HK$11,340,672 as of September 30, 2024 and 2025, respectively. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended September 30, 2024 and 2025, respectively, relating to contract liabilities as of October 1, 2023 and 2024 was HK$18,972,517 and HK$25,489,929, respectively.

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)	Cost of revenues

Cost of revenues mainly consists of cost of goods sold, employee benefit expense of direct labor, depreciation, subcontracting fee, transportation fee, travelling expenses, freight charge, course expenses, sample, uniform, insurance for direct labor, and write-down of obsolete inventories.

(x)	Selling, general and administrative expenses

Selling, general and administrative expenses mainly represented employee benefit expense of directors, officers, and sales and administrative staff, rental, depreciation, legal and professional service fees, and other corporate expenses. Research and development expenses relating to improving development efficiency and quality of the Group’s products and services are expensed as incurred. The Group recognized research and development expenses of nil, nil, and HK$0.04 million for the years ended September 30, 2023, 2024, and 2025, respectively.

(y)	Employee benefits

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

(z)	Leases

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

Classification for leases under which the Group is a lessee is evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that the Group is reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Group records a lease liability which is measured as the present value of the lease payments and a right-of-use (“ROU”) asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Group applies the rate implicit in the lease, if available, as a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Group uses a discount rate reflective of the incremental borrowing rate. In the consolidated statements of operations, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — the Group as lessor

The Group’s lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by the Group in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the consolidated statements of operations over the lease term on the same basis as equipment leasing income. See Note 2(v) for the accounting policy for revenue from equipment leasing.

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. No impairment of ROU assets was recognized for the years ended September 30, 2023, 2024, and 2025.

The Group elected the practical expedient to account for leases with lease terms which end within 12 months of the initial date of application as short-term leases. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

(aa)	Income tax

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the years ended September 30, 2023, 2024, and 2025, no penalties and interests were incurred related to underpayment of income tax.

(ab)	Government grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants that compensate the Group for expenses incurred are recognized in other income on the consolidated statements of operations on a systematic basis in the same periods in which the expenses are recognized. When the grant relates to an asset, the fair value is deducted against the carrying amount of the assets. The Group recognized government grants of HK$602,379, HK$56,375, and HK$29,468 for the years ended September 30, 2023, 2024, and 2025, respectively.

(ac)	Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 2024, and 2025, there were no dilutive shares.

(ad)	Warrants

Representative’s warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter 62,500 units of warrants for ordinary shares and are exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

(ae)	Share-based Compensation

Share-based payment transactions to employees, officers, directors, external persons, and service providers are measured based on the grant-date fair value of the equity instrument. For the awards with graded vesting, that is with multiple vesting dates and with only service conditions, the Group elects to recognize the awards on a straight-line basis for the entire award (that is, over the requisite service period of the last separately vesting portion of the award). The amount of compensation cost recognized at any date is at least equal the portion of the grant-date value of the award that is vested at that date. For grant of restricted shares, the fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation is recognized as expense under selling, general and administrative expenses on the consolidated statements of operations. The Group elects to recognize forfeitures when they occur.

(af)	Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 — Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statements. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows. Significant segment expense categories and amounts for the reportable segment is disclosed. When no significant expense categories and amounts are disclosed for the reportable segment, an amount and a description of the composition of other segment items is disclosed in the reconciliation from the reportable segment’s profit or loss to the Company’s consolidated net income.

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Group has two reportable segments from continuing operations, including security-related engineering services business and security guarding and screening services business. The Group’s CODM uses segment net income as the measures of segment profit or loss. Significant segment expenses are also provided to CODM when deciding how to allocate resources. The CODM does not review assets in evaluating the segment results and therefore such information is not mandated for reportable segments.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ag)	Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In November 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-03 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-03 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In January 2025, the FASB has released ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures — Clarifying the Effective Date. The purpose of this update is to clarify the effective date of ASU 2024-03. ASU 2025-01 is effective for all public business entities but only potentially affects non-calendar year-end entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In July 2025, the FASB has released ASU 2025-05, Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets. The purpose of this update is to address challenges encountered when applying the guidance in Topic 326 Financial Instruments—Credit Losses to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 Revenue from Contracts with Customers. ASU 2025-05 is effective for entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805 Business Combinations, for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

NOTE 3. TRADE RECEIVABLES, NET

Trade receivables, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Trade receivables	27,928,480	27,402,525
Less: allowance for credit loss	(6,077,000)	(6,760,000)
	21,851,480	20,642,525

The Group recorded provision for allowance for credit loss of trade receivables of HK$8,303,208 for the year ended September 30, 2023. The Group recorded a reversal of provision for allowance for credit loss of trade receivables of HK$3,218,000 for the year ended September 30, 2024. The Group recorded provision for allowance for credit loss of trade receivables of HK$683,000 for the year ended September 30, 2025.

Movement of provision for allowance for credit loss of trade receivables is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Balance at beginning of the year	8,347,208	6,077,000
Retrospective adjustment upon adoption of ASC 326	947,792	—
(Reversal of provision) Provision for the year	(3,218,000)	683,000
Balance at end of the year	6,077,000	6,760,000

NOTE 4. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Contract assets	7,193,947	19,784,193
Less: allowance for credit loss	(750,000)	(2,450,000)
	6,443,947	17,334,193

The Group recorded provision for allowance for credit loss of contract assets of HK$307,040, HK$60,000, and HK$1,700,000 for the years ended September 30, 2023, 2024, and 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. CONTRACT ASSETS, NET (cont.)

Movement of provision for allowance for credit loss of contract assets is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Balance at beginning of the year	307,040	750,000
Retrospective adjustment upon adoption of ASC 326	382,960	—
Provision for the year	60,000	1,700,000
Balance at end of the year	750,000	2,450,000

NOTE 5. INVENTORIES

Inventories consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Spare parts and other materials	3,539,223	3,455,213
Work-in-progress	44,074,158	22,315,068
	47,613,381	25,770,281

NOTE 6. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

		As of September 30,
		2024	2025
		HK$	HK$
Prepaid investor-searching expenses – current	(A)	—	3,642,090
Prepaid marketing expenses – current	(B)	3,286,530	—
Prepaid marketing expenses – non-current	(B)	1,917,143	—
Prepayment for purchase of intangible assets – non-current	(C)	2,000,000	2,000,000
Other prepaid expenses – current	(D)	828,973	1,064,035
Other prepaid expenses – non-current		—	495,000
Advances to staff		75,172	37,000
Deposits – current	(E)	823,201	680,210
Deposits – non-current	(E)	545,680	953,366
		9,476,699	8,871,701
Prepaid expenses and other assets – current		5,013,876	5,423,335
Prepaid expenses and other assets – non-current		4,462,823	3,448,366
		9,476,699	8,871,701

(A)	Mainly related to bridging activities to search for potential investors aiming to explore the strategic opportunities to expand the business.

(B)	Mainly related to marketing activities which are used to promote and market the Group’s brand name as steps to expand the business.

(C)	Mainly consist of fees prepaid for system development which are used to improve internal working efficiency. The service provider was reviewing the enterprise resource planning system being used by the Group, and will propose improvement suggestion.

(D)	Mainly consist of prepayments for insurance including directors and officers liability insurance and various insurance for daily operations such as contractors’ all risk insurance, office package insurance, and group medical insurance.

(E)	Deposits consist of deposits paid to utility service providers such as power and water supplies, landlords of the leased properties, and management offices of the leased or owned properties. The deposits are refundable upon termination or expiry of corresponding services and rental.

No provision was made for credit loss of other assets for the years ended September 30, 2023, 2024, and 2025.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Building	565,000	565,000
Leasehold improvements	1,009,886	1,439,582
Motor vehicles	1,435,700	2,249,705
Furniture, fixtures and equipment	60,400	—
Equipment for leasing	14,510,730	8,618,580
Less: accumulated depreciation	(8,695,481)	(6,062,411)
Property and equipment, net	8,886,235	6,810,456

Depreciation expenses were HK$1,943,260, HK$1,902,005, and HK$1,707,989 for the years ended September 30, 2023, 2024, and 2025, respectively.

Losses on disposal of property and equipment were HK$485,957, HK$636,289, and HK$2,008,324 for the years ended September 30, 2023, 2024, and 2025, respectively, mainly due to certain X-ray machines disposed upon the termination of rental equipment agreements during the years ended September 30, 2023, 2024, and 2025.

No impairment loss was made for property and equipment for the years ended September 30, 2023, 2024, and 2025.

NOTE 8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Computer software	652,000	652,000
Less: accumulated amortization	(383,500)	(457,900)
Intangible assets, net	268,500	194,100

Amortization expenses were HK$85,001, HK$103,379, and HK$74,400 for the years ended September 30, 2023, 2024, and 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INTANGIBLE ASSETS, NET (cont.)

Future estimated amortization expenses are disclosed as follows:

Twelve months ending September 30,	HK$
2026	74,400
2027	47,816
2028	45,400
2029	26,484
194,100

No impairment loss was made for intangible assets for the years ended September 30, 2023, 2024, and 2025.

NOTE 9. RESTRICTED CASH

During the year ended September 30, 2025, a subsidiary of the Company entered into certain contracts with a customer, under which the Company is required to obtain bank guarantees, which are used to cover any potential liquidated damages. The bank guarantees were secured by interest-bearing deposits placed in the bank by the subsidiary in amounts equal to the related guarantee amounts and by a guarantee from the Company for HK$9.0 million in principal, together with interest and other related charges. These deposits are contractually restricted and cannot be withdrawn or used until the relevant bank guarantees expire or are released in accordance with the underlying contracts. The related projects are targeted to reach a substantial completion by December 2027, followed by a one-year defect liability period during which the bank guarantees are expected to remain effective until the completion of the said defect liability period. Because the restrictions associated with these deposits are not expected to lapse within 12 months from the end of the reporting period, the related restricted cash are classified as non-current assets. The restricted cash associated with these contracts was HK$9.9 million as of September 30, 2025.

NOTE 10. INVESTMENT IN KEY MANAGEMENT INSURANCE POLICY

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

		For the Years Ended September 30,
		2024	2025
		HK$	HK$
Balance at beginning of the year		1,157,520	1,157,520
Change in fair value recognized in the consolidated statements of operations	(A)	—	186,409
Balance at end of the year		1,157,520	1,343,929

(A)	The change in fair value was not material for the year ended September 30, 2024.

NOTE 11. LEASES

The Group as lessor

The Group acts as a lessor of dedicated security-related systems and equipment, and recorded the income from the leases as revenues in the consolidated statements of operations. Equipment leasing income was HK$6,176,271, HK$5,690,002, and HK$3,958,978 for the years ended September 30, 2023, 2024, and 2025, respectively.

The leases are classified as operating leases, which have remaining terms of 3 to 23 months. The equipment leasing income is recognized on a straight-line basis over the lease term.

Assets leased under operating leases are included in property and equipment, net in the consolidated balance sheets and depreciated over its estimated useful life. It had a cost of HK$14,510,730 and HK$8,618,580 as of September 30, 2024 and 2025, respectively, and accumulated depreciation associated with these assets was HK$6,750,528 and HK$4,106,408 as of September 30, 2024 and 2025, respectively. Depreciation expense for the years ended September 30, 2023, 2024, and 2025 amounted to HK$1,750,739, HK$1,681,965, and HK$1,249,873, respectively.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. LEASES (cont.)

The table below presents the operating leases related assets and liabilities recorded on the consolidated balance sheets:

	As of September 30,
	2024	2025
	HK$	HK$
Operating lease ROU assets, net	5,496,985	6,041,643
Operating lease liabilities – current	1,935,187	1,976,643
Operating lease liabilities – non-current	3,004,974	3,540,340
	4,940,161	5,516,983

The weighted average remaining lease terms and discount rates for the operating leases were as follows:

	As of September 30,
	2024	2025
Weighted average remaining lease term (years)	8.28	8.17
Weighted average discount rate	6.20%	6.01%

A summary of lease expenses recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$
Operating lease expenses excluding short-term lease expense	683,200	1,407,617	2,249,933
Operating cash flows used in operating leases	661,000	1,115,900	2,217,768
Short-term lease cost	1,452,824	990,697	808,499

The following is a schedule, by year, of maturities of operating lease liabilities as of September 30, 2025:

Twelve months ended September 30,	HK$
2026	2,257,152
2027	2,277,188
2028	1,439,231
Total lease payments	5,973,571
Less: imputed interest	(456,588)
Present value of operating lease liabilities	5,516,983
Less: operating lease liabilities – non-current	3,540,340
Operating lease liabilities – current	1,976,643

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Rental deposit received – current	1,431,999	508,149
Rental deposit received – non-current	1,340,016	1,362,306
Accrued expenses	2,067,508	1,375,832
	4,839,523	3,246,287
Other payables – current	3,499,507	1,883,981
Other payables – non-current	1,340,016	1,362,306
	4,839,523	3,246,287

NOTE 13. ACCRUED PAYROLL AND WELFARE

Accrued payroll and welfare consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Employees	7,840,455	7,790,225
Accrued paid time leave	741,481	1,014,000
Mandatory provident fund	459,006	519,158
	9,040,942	9,323,383

NOTE 14. BANKING FACILITIES

A subsidiary of the Company entered into a banking facility agreement with a bank, pursuant to which the subsidiary is entitled to trade facilities of HK$20.0 million and HK$4.4 million as of September 30, 2024 and 2025, respectively. The facilities were secured by a property owned by the subsidiary and a property jointly owned by the founder of the Company and his family member, and jointly guaranteed by the founder of the Company and his family member as of September 30, 2024 (see Note 23). The facilities were secured by a property owned by the subsidiary, and a corporate guarantee by the Company as of September 30, 2025. The banking facilities include letter of credit, trust receipt, invoice financing, letter of guarantee, and corporate credit card facilities. As of September 30, 2024 and 2025, the Group had utilized HK$2,355,023 and HK$1,957,870, respectively. The unutilized banking facilities were HK$17,644,977 and HK$2,442,130 as of September 30, 2024 and 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. EQUITY

Ordinary shares

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

On January 26, 2024, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses totaling HK$14,713,303. The net proceeds from the initial public offering were HK$24,299,197. The Company have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The over-allotment was not exercised after the 30—day period.

On April 26, 2024, the Company entered into a service agreement with Chengdu Xiaohou Information Technology Limited (“Xiaohou”), pursuant to which the Company has allotted and issued 397,500 shares to the Xiaohou as a service fee for providing market research consultancy services.

On December 9, 2024, the Company granted restricted shares of in aggregate 600,000 pursuant to an equity incentive plan (the “2024 Plan”) (Note 19), of which 200,000 were vested on December 9, 2024, 200,000 will be vested on December 9, 2025, and 200,000 will be vested on December 9, 2026. The fair value of the 600,000 restricted shares as of December 9, 2024 was US$936,000. 200,000 restricted shares (20,000 restricted shares, after taking into consideration of the share consolidation and re-designation of share capital mentioned in this note to the consolidated financial statements) have been issued during the year ended September 30, 2025.

On September 16, 2025, the Company entered into a service agreement with VBG Asia Limited (“VBG”), pursuant to which the Company has allotted and issued 80,000 shares to the VBG as a service fee for investor-searching services over a one-year period.

Share consolidation, share capital increase, and share alteration

On August 25, 2025, the Company effected a share consolidation of the Company’s ordinary shares at a ratio of one-for-ten such that every ten ordinary shares of the Company were combined into one ordinary share of the Company in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). On August 25, 2025, immediately following the above share consolidation, the Company increased its authorized share capital from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to HK$75,000,000 divided into 750,000,000 Consolidated Shares.

Finally, on August 25, 2025, immediately following the above increase of authorized share capital, the Company also

(i) re-designated the authorized share capital of the Company from HK$75,000,000 divided into 750,000,000 Consolidated Shares, to (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”) (the “Authorized Share Capital Change”);

(ii) re-designated the issued and outstanding Consolidated Shares held by the shareholders of the Company as follows:

(a) 842,280 Consolidated Shares held by Exceptional Engineering Limited were re-designated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited were re-designated as 59,400 Class B Ordinary Shares; and

(b) each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)), were re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder, (the “Issued Share Capital Change”, together with the Authorized Share Capital Change, are referred to as the “Re-designation of Share Capital”).

Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the series of the above share exercises, as if such transactions occurred on the earliest day of the periods presented.

Shares subscription receivables

Shares subscription receivables represent the receivables for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual. The shares subscription receivables of HK$90 as of September 30, 2024 was fully settled during the year ended September 30, 2025.

Representative’s warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter 62,500 warrants to purchase the Company’s ordinary shares (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$4.00 per warrant and are exercisable at any time or from time to time beginning July 23, 2024 and ending at or before 5:00 p.m., Eastern time, January 23, 2029. The Representative’s Warrants are also exercisable on a cashless basis. None of the Representative’s Warrants were exercised as of September 30, 2024 and 2025.

The fair value of the Representative’s Warrants, using the Black-Scholes-Merton Model on the date of issuance was US$116,815. The key inputs into the Black-Scholes-Merton Model variables were as follows at measurement date:

	January 26, 2024
Stock price	US$	3.52
Risk-free interest rate		4.04%
Volatility		62.34%
Exercise price	US$	4.00
Dividend yield		—

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant *	Weighted Average Exercise Price		Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2023	—		—	—
Issued	62,500	US$	4.00	4.5
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of September 30, 2024	62,500	US$	4.00	4.3
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of September 30, 2025	62,500	US$	4.00	3.3

*	Each warrant entitles the holder to purchase 1 ordinary share (0.1 Class A ordinary share, after taking into consideration of the share consolidation and re-designation of share capital mentioned in this note to the consolidated financial statements) of the Company.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. CAPITAL CONTRIBUTIONS

During the years ended September 30, 2023, 2024, and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$4,961,320, HK$762,688, and nil, respectively, to the Company.

NOTE 17. DIVIDEND DECLARATION

During the years ended September 30, 2023, 2024, and 2025, no dividends were declared by the Group to its shareholder.

NOTE 18. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no withholding tax will be imposed.

British Virgin Islands

Under the current laws of the BVI, an entity incorporated in the BVI is not subject to tax on income or capital gains.

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

Income tax expenses consisted of the following:

	For the Years Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$
Current income tax expenses	4,056,189	914,309	194,136
Deferred income tax (benefits) expenses	(1,717,339)	393,433	(837,430)
Total income tax expenses (benefits)	2,338,850	1,307,742	(643,294)

Income (Loss) before income tax expenses for the years ended September 30, 2023, 2024, and 2025 is attributable to the following geographic locations:

	For the Years Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$
Hong Kong	16,169,924	8,246,150	(2,377,751)
Foreign	(4,027,930)	3,715,080	(16,750,020)
Income (Loss) before income tax expenses	12,141,994	11,961,230	(19,127,771)

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. INCOME TAX (cont.)

The tax on the Group’s income before income tax expenses (benefits) differs from the theoretical amount that would arise using the enacted tax rate of the companies comprising the Group can be reconciled as follows:

		For the Years Ended September 30,
		2023	2024	2025
		HK$	HK$	HK$
Income tax expenses (benefits) calculated at Hong Kong Profits Tax rate		2,003,428	1,973,604	(3,145,817)
Income not taxable for tax purposes		(98,101)	(131,939)	(298,508)
Expenses not deductible for tax purposes	(A)	598,523	2,193,096	59,909
Effect of preferential tax rates in Hong Kong		(165,000)	(165,000)	(143,881)
Impact of different tax rates in other jurisdictions		—	(2,562,019)	2,885,003
Income tax expenses (benefits)		2,338,850	1,307,742	(643,294)

(A)	Mainly relate to non-deductible listing expenses.

Deferred tax assets and liabilities, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Deferred tax assets:
Decelerated tax depreciation of property and equipment	18,447	3,214
Provision for allowance for credit loss	1,126,455	1,519,650
Lease liabilities	770,659	896,536
Total deferred tax assets	1,915,561	2,419,400
Net off against deferred tax liabilities	(1,707,859)	(1,805,985)
Net deferred tax assets	207,702	613,415

Deferred tax liabilities:
Accelerated tax depreciation of property and equipment	(1,368,917)	(909,449)
Right-of-use assets	(770,659)	(896,536)
Total deferred tax liabilities	(2,139,576)	(1,805,985)
Net off against deferred tax assets	1,707,859	1,805,985
Net deferred tax liabilities	(431,717)	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Management has evaluated the realizability of these deferred tax assets as of September 30, 2024 and 2025. Under the applicable accounting standards, management has considered the Group’s business plan to continue its operations, and management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, as of September 30, 2024 and 2025, no valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2023, 2024, and 2025, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. SHARE-BASED COMPENSATION

Share-based payments to employees, officers, directors, and external persons

On November 18, 2024, the Company adopted the 2024 Plan which enables the Group to attract and retain services of the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers, directors and external persons, and to promote the success of the business of the Company and other members of the Group. The maximum aggregate number of options, restricted shares, restricted share units and shares that may be issued under the 2024 Plan will be equal to 1,000,000 ordinary shares (100,000 Class A ordinary shares, after taking into consideration of the share consolidation and re-designation of share capital (see Note 15)) of the Company.

During the year ended September 30, 2025, the Group granted 600,000 restricted shares to directors under the 2024 Plan, of which 200,000 restricted shares (20,000 restricted shares, after taking into consideration of the share consolidation and re-designation of share capital (see Note 15)) have been vested during the year ended September 30, 2025. The vesting condition requires the grantees to provide continuing service from the date of grant through each vesting date which are December 9, 2024, 2025, and 2026.

The fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation of HK$2.9 million was recognized as expense under selling, general and administrative expenses on the consolidated statements of operations during the year ended September 30, 2025.

As of September 30, 2025, unrecognized compensation expense amounted to HK$4.3 million which will be recognized over a weighted average period of 1.2 years.

Share-based payments to service providers

On April 26, 2024, the Company entered into a service agreement with Chengdu Xiaohou Information Technology Limited (“Xiaohou”), pursuant to which the Company has allotted and issued 397,500 shares to the Xiaohou as a service fee for providing market research consultancy services (see Note 15).

The fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation of HK$1.4 million and HK$5.2 million was recognized as expense under selling, general and administrative expenses on the consolidated statements of operations during the year ended September 30, 2024 and 2025, respectively. As of September 30, 2025, the compensation expense was fully recognized.

On September 16, 2025, the Company entered into a service agreement with VBG, pursuant to which the Company has allotted and issued 80,000 shares to the VBG as a service fee for investor-searching services over a one-year period (see Note 15).

The fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation of HK$0.3 million was recognized as expense under selling, general and administrative expenses on the consolidated statements of operations during the year ended September 30, 2025.

As of September 30, 2025, unrecognized compensation expense amounted to HK$3.7 million which will be recognized over a weighted average period of 0.9 years.

NOTE 20. CONCENTRATIONS

Credit risk

As of September 30, 2024 and 2025, HK$52,319,608 and HK$35,237,984 of the Group’s cash and restricted cash were on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 and HK$800,000 for each financial institution as of September 30, 2024 and 2025, respectively. Accordingly, the Group’s total unprotected cash and restricted cash held in banks amounted to HK$49,978,752 and HK$30,385,990 as of September 30, 2024 and 2025, respectively.

As of September 30, 2025, a restricted cash of HK$9.9 million was pledged as collateral for bank guarantees issued by a bank (see Note 9).

Customer concentration risk

One customer represented more than 10% of the Group’s revenues for the year ended September 30, 2025.

Two customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2025.

One customer represented more than 10% of the Group’s revenues for the year ended September 30, 2024.

No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2024.

No customers represented more than 10% of the Group’s revenues for the year ended September 30, 2023.

One customer represented more than 10% of the Group’s trade receivables, net as of September 30, 2023.

Supplier concentration risk

Two suppliers represented 20.2% and 15.0% of the Group’s purchases for the year ended September 30, 2025.

One supplier accounted for 32.3% of the Group’s trade and notes payables as of September 30, 2025.

Two suppliers represented 15.5% and 10.2% of the Group’s purchases for the year ended September 30, 2024

Two suppliers accounted for 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024.

Two suppliers represented 15.0% and 13.7% of the Group’s purchases for the year ended September 30, 2023.

Three suppliers accounted for 18.3%, 10.6%, and 10.4% of the Group’s trade and notes payables as of September 30, 2023.

NOTE 21. COMMITMENTS AND CONTINGENCIES

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. COMMITMENTS AND CONTINGENCIES (cont.)

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2025:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		198,000	198,000	—
Non-cancellable purchase contracts	(A)	15,518,899	15,518,899	—
Total		15,716,899	15,716,899	—

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2024:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		198,000	198,000	—
Non-cancellable purchase contracts	(A)	14,401,405	14,401,405	—
Total		14,599,405	14,599,405	—

(A)	Mainly refers to the target or minimum purchases from vendors pursuant to distributor agreements with certain vendors. The distributor agreements cover the period of 12 months.

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

As of September 30, 2024 and 2025, the Group estimated its long service payment to be HK$1,321,956 and HK$766,000, respectively. The provision for long service payment as at September 30, 2024 and 2025 have been reflected in the consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since the Group has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Legal Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and 2025, and through the issuance date of the consolidated financial statements.

NOTE 22. RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2024 and 2025:

Name	Relationship
Mr. Chan Ming Dave	Founder, ultimate shareholder

Ms. Yam Fung Yee Carrie	Founder’s family member

Exceptional Engineering Limited	Shareholder who owned 61.72% and 57.50% of the equity interest of the Company as of September 30, 2024 and 2025, respectively

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Leases from related parties

The Group has various agreements for the leases of offices and workshop, and warehouse owned by the founder and his family member. The terms of the agreements in effect as of September 30, 2025 state that the Group will continue to lease the property at a monthly rent of HK$33,000 with annual rental expense at HK$396,000.

The details of leases from related parties in effect as of September 30, 2025 are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	June 1, 2025	March 31, 2026	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2025	March 31, 2026	20,000

The lease expenses charged by the above related parties during the years ended September 30, 2024 and 2025 were HK$846,000 and HK$396,000, respectively.

As of September 30, 2024 and 2025, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the consolidated balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie provided guarantee for the banking facilities of a subsidiary as of September 30, 2024 (see Note 14). No guarantee was provided by related parties as of September 30, 2025.

Capital contributions

During the years ended September 30, 2023, 2024, and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$4,961,320, HK$762,688, and nil to the Company (see Note 16).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2023, 2024, and 2025:

	As of September 30,
	2023	2024	2025
Numerator:
Numerator for basic and diluted earnings per share – net income (loss) attributable to the SU Group Holdings Limited’s shareholders (in HK$)	9,697,369	10,653,488	(18,484,477)

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares *	1,200,000	1,302,775	1,383,984

Earnings (Losses) per share – basic and diluted (in HK$)	8.08	8.18	(13.36)

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital (see Note 15).

Basic and diluted earnings (losses) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the net income (loss) attributable to the Company by the weighted average number of shares of each class outstanding in the years.

For the years ended September 30, 2023, 2024, and 2025, the effects of all outstanding warrant have been excluded from the computation of diluted earnings per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Years Ended September 30,
	2023	2024	2025

Outstanding warrant	—	62,500	62,500

NOTE 24. SEGMENT REPORTING

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

The following tables present summary information by segment for the years ended September 30, 2023, 2024, and 2025:

	For the Year Ended September 30, 2025
	Security-related engineering services	Security guarding and screening services	Unallocated	Total
	HK$	HK$	HK$	HK$
Revenues	111,862,812	80,523,771	—	192,386,583
Cost of revenues	(91,244,218)	(70,398,803)	—	(161,643,021)
Gross profit	20,618,594	10,124,968	—	30,743,562

Employee benefit expenses	(8,885,528)	(6,525,269)	(9,456,447)	(24,867,244)
Depreciation and amortization	(1,319,293)	(1,134,016)	—	(2,453,309)
Advertising and promotion expenses	(192,146)	(65,000)	(6,287,676)	(6,544,822)
Legal and professional fee	(76,958)	(13,612)	(4,188,956)	(4,279,526)
Credit losses	(2,140,000)	(243,000)	—	(2,383,000)
Losses on disposal of property and equipment	(1,998,157)	(10,167)	—	(2,008,324)
Other segment items *	(3,548,603)	(1,503,054)	(3,141,243)	(8,192,900)
Segment operating profit (loss)	2,457,909	630,850	(23,074,322)	(19,985,563)

Reconciliation of segment profit:
Other income	30,136	9,955	—	40,091
Other gains, net	106,253	—	105,094	211,347
Finance income	108,653	—	646,579	755,232
Finance cost	(148,878)	—	—	(148,878)
Income tax benefits	618,432	24,862	—	643,294
Segment profit (loss)	3,172,505	665,667	(22,322,649)	(18,484,477)

		For the Year Ended September 30, 2024
	Security-related engineering services	Security guarding and screening services	Unallocated	Total
	HK$	HK$	HK$	HK$
Revenues	106,954,121	75,210,418	—	182,164,539
Cost of revenues	(70,735,182)	(63,832,917)	—	(134,568,099
Gross profit	36,218,939	11,377,501	—	47,596,440

Employee benefit expenses	(11,213,392)	(5,770,191)	(4,255,157)	(21,238,740)
Depreciation and amortization	(700,610)	(864,261)	—	(1,564,871)
Advertising and promotion expenses	(62,459)	(43,136)	(2,048,268)	(2,153,863)
Legal and professional fee	(14,100)	(19,605)	(5,413,176)	(5,446,881)
Credit losses	3,190,000	(32,000)	—	3,158,000
Losses on disposal of property and equipment	(636,289)	—	—	(636,289)
Other segment items *	(3,343,924)	(1,229,255)	(4,209,014)	(8,782,193)
Segment operating profit	23,438,165	3,419,053	(15,925,615)	10,931,603

Reconciliation of segment profit:
Other income	1,000	71,238	—	72,238
Other gains (losses), net	437,305	—	(89,798)	347,507
Finance income	148,182	—	651,449	799,631
Finance cost	(109,360)	(80,389)	—	(189,749)
Income tax expenses	(1,340,506)	32,764	—	(1,307,742)
Segment profit (loss)	22,574,786	3,442,666	(15,363,964)	10,653,488

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24. SEGMENT REPORTING (cont.)

	For the Year Ended September 30, 2023
	Security-related engineering services	Security guarding and screening services	Unallocated	Total
	HK$	HK$	HK$	HK$
Revenues	98,121,636	65,569,330	—	163,690,966
Cost of revenues	(60,045,961)	(55,602,052)	—	(115,648,013
Gross profit	38,075,675	9,967,278	—	48,042,953

Employee benefit expenses	(13,248,606)	(5,491,669)	—	(18,740,275)
Depreciation and amortization	(282,869)	(650,085)	—	(932,954)
Advertising and promotion expenses	(162,533)	(183,775)	—	(346,308)
Legal and professional fee	(11,100)	(24,040)	(334,938)	(370,078)
Credit losses	(7,911,248)	(93,000)	—	(8,004,248)
Losses on disposal of property and equipment	(485,958)	—	—	(485,958)
Other segment items *	(3,306,492)	(1,407,226)	(3,697,846)	(8,411,564)
Segment operating profit (loss)	12,666,869	2,117,483	(4,032,784)	10,751,568

Reconciliation of segment profit:
Other income	288,651	429,077	—	717,728
Other gains (losses), net	546,036	—	(305)	545,731
Finance income	176,887	—	5,160	182,047
Finance cost	(43,248)	(11,832)	—	(55,080)
Income tax expenses	(1,956,771)	(382,079)	—	(2,338,850)
Segment profit (loss)	11,678,424	2,152,649	(4,027,929)	9,803,144

*	For the reportable segment, the other segment items category primarily includes expenses relating to short-term leases and low-value assets, insurance, building management fees, utilities, travelling expenses, and other miscellaneous expenses.

The Group’s revenue was derived in Hong Kong. The Group’s long-lived assets are situated in Hong Kong. The asset information by reportable segments is not regularly provided to the CODM as it is not utilized in the assessment of performance and allocation of resources. Consequently, the disclosure of asset information is not mandated for reportable segments.

NOTE 25. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the end of the reporting period through January 16, 2026 and, except for the events described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

In December 2025, the Company offered up to 6,000,000 Units (“Units”), with each Unit consisting of (i) one pre-funded warrant to purchase one Class A ordinary share, and (ii) two warrants (the “Common Warrants”) with a one-year term to purchase one Class A ordinary share each, each on a best-efforts basis (together, the “Warrants”). The proposed offering price was US$6.10 per Unit. The Common Warrant has a proposed exercise price equal to US$6.10 per warrant. The Warrants are also exercisable on a cashless basis.