Form 20-F/A
period 2025-09-30
SU Group Holdings Ltd
filed 2026-11-02
CIK 1969863

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Office)

Chan Ming Dave

Telephone: +852 2341-8183

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value HK$0.00003 per share	SUGP	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of November 2, 2026, there were 1,531,872 ordinary shares issued and outstanding, including (i) 1,501,816   Class A ordinary shares, par value HK$0.00003 per share, (ii) 30,056 Class B ordinary shares, par value HK$0.00003 per share.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

 EXPLANATORY NOTE

SU Group Holdings Limited (the “Company”) is filing this amendment (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended September 30, 2025, previously filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2026 (the “Original Filing”) , to replace the audit report of its previous auditor Marcum Asia CPAs LLP in the Original Filing with an audit report of its current auditor Guangdong Prouden CPAs GP and to include the consolidated financial statements for the years ended September 30, 2024 and 2025 audited by the current auditor.

Except for (x) Part I, Introduction, Forward Looking Statements and Item 5, Operating and Financial Review and Prospects, (y) the consolidated financial statements for the years ended September 30, 2024 and 2025, and (z) the auditor’s report, no other information included in the Annual Report as originally filed is being repeated in this Amendment. This Amendment should be read together with the Original Filing, except for Part I, Item 5, the consolidated financial statements for the years ended 2024 and 2025, and the auditor’s report. Cross-references within this Amendment to items other than those in Part III are references to those items in the Original Filing. This Amendment does not otherwise update the disclosures set forth in the Original Filing, including the consolidated financial statements for the year ended September 30, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

SU GROUP HOLDINGS LIMITED

FORM 20-F/A ANNUAL REPORT

i

PART I

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, which is a national law of China that serves as the organic law for the Hong Kong Special Administrative Region.

●	“Class A ordinary shares” refers to the Class A ordinary shares of SU Group Holdings Limited of a par value of HK$0.00003 each, after giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, the capital reduction on July 2, 2026, and the share consolidation on October 7, 2026.

●	“Class B ordinary shares” refers to our Class B ordinary shares of SU Group Holdings Limited of a par value of HK$0.00003 each, after giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, the capital reduction on July 2, 2026, and the share consolidation on October 7, 2026.

●	“Company,” “our company,” “SU Group,” “we,” “us,” “our,” “our group,” the “Group” or similar terms used in this annual report refer to SU Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 11, 2021, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Fortune Jet” refers to Fortune Jet Management & Training Co. Limited, formerly known as Fortune Jet & Management Co., Limited, a company incorporated in Hong Kong with limited liability on February 13, 2015, and a wholly-owned subsidiary of SU Investment.

●	“HKD” or “HK$” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Initial Public Offering” or “IPO” refers to the initial public offering of 1,250,000 ordinary shares at an offering price of US$4.0 per share, which was closed on January 26, 2024 and the registration statement on Form F-1 of which was declared effective by the SEC on December 29, 2023.

●	“ordinary shares” or “shares” refer to, collectively, Class A ordinary shares and Class B ordinary shares;

●	“PRC” or “China” refers to the People’s Republic of China, for the purpose of this annual report only, excluding Hong Kong, Macau and Taiwan, unless the context otherwise indicates.

●	“Shine Union” refers to Shine Union Limited, also known as General System (H.K.) Co., a company incorporated in Hong Kong with limited liability on January 2, 1998, and a wholly-owned subsidiary of SU Investment.

●	“SU Investment” refers to SU Group Investment Limited, a company incorporated in the British Virgin Islands with limited liability on November 21, 2019, and a direct wholly-owned subsidiary of our company.

●	“Shine Union Macao” refers to Shine Union (Macao) Limited, a company incorporated in Macao with limited liability on March 24, 2025, in which SU Investment and Fortune Jet own 50.0% and 50.0% of the equity interests, respectively.

●	“$,” “US$,” “USD” or “U.S. Dollars” refers to the legal currency of the United States.

●	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

Unless otherwise indicated, all amounts of ordinary shares in this annual report have been adjusted on a retroactive basis to reflect the Share Capital Alteration (as defined below) effective on August 25, 2025, the share consolidation effective on August 6, 2026, and the share consolidation effective on October 7, 2026.

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

Ability to secure new contract and maintain our backlog

Our current business strategies rely heavily on recurring customers. We track new and recurring customers. Customers are considered to be recurring if they engage us for more than one fiscal year or period. For the fiscal years ended September 30, 2024 and 2025, we had 352 and 346 recurring customers, respectively, representing approximately 81.5% and 80.7% of the total number of our customers, respectively, for the corresponding fiscal year or period. Accordingly, approximately 61.8% and 84.2% of our revenues from security-related engineering services, respectively, and approximately 88.2% and 91.5% of our revenues from security guarding and screening services, respectively, was contributed by our recurring customers for the fiscal years ended September 30, 2024 and 2025. While we devote resources to maintain or improve the relationships with our recurring customers, we also make efforts to source new customers. Although such expansion would reduce the proportion of revenues generated from recurring customers, it diversifies our clientele to reduce the potential impact in a case where the recurring customers cease to engage us to provide services.

Our customers operate across a wide variety of applications for our services. Our major customers include system integrators, logistics companies and an air cargo terminal operator in Hong Kong. We mainly secure our contracts through direct negotiation and quotation process with our potential customers. For the fiscal years ended September 30, 2024 and 2025, approximately 58.1% and 70.5% of our revenues generated from security-related engineering services was generated from quotations, respectively, and approximately 41.9% and 29.5% was generated from tendering, respectively. For the fiscal years ended September 30, 2024 and 2025, approximately 22.4% and 19.2% of our revenues generated from security guarding services was generated from quotations, respectively, and approximately 77.6% and 80.8% was generated from tendering, respectively. Our revenues generated from screening services were mainly generated from quotations for the fiscal years ended September 30, 2024 and 2025. Our results of operations will be adversely affected if we are unable to secure a sufficient number of sizable contracts in the future.

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

The table below sets out the breakdown of our revenues by service line for the periods presented:

	For the fiscal year ended September 30,			Variances between the fiscal years ended September 30, 2024 and 2025
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services	106,954,121	111,862,812	14,372,711	4,908,691	4.6
Project and maintenance	101,264,119	107,903,834	13,864,041	6,639,715	6.6
Equipment leasing	5,690,002	3,958,978	508,670	(1,731,024)	(30.4)
Security guarding and screening services	75,210,418	80,523,771	10,346,110	5,313,353	7.1
Total revenues	182,164,539	192,386,583	24,718,821	10,222,044	5.6

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

The following table sets forth a breakdown of our cost of revenues by service line for the periods indicated:

	For the fiscal year ended September 30,			Variances between the fiscal years ended September 30, 2024 and 2025
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services	70,735,182	91,244,218	11,723,528	20,509,036	29.0
Project and maintenance	68,719,575	89,600,654	11,512,354	20,881,079	30.4
Equipment leasing	2,015,607	1,643,564	211,174	(372,043)	(18.5)
Security guarding and screening services	63,832,917	70,398,803	9,045,201	6,565,886	10.3
Total cost of revenues	134,568,099	161,643,021	20,768,729	27,074,922	20.1

Gross profit and gross profit margin

Our gross profit equals our revenues less our cost of revenues. Our gross profit and gross profit margin are dependent on various factors, including the nature of the projects that were undertaken by us and the size of such projects during the respective financial year.

The following table sets forth a breakdown of our gross profit and gross profit margin by service line for the periods indicated:

	For the fiscal year ended September 30,			Variances between the fiscal years ended September 30, 2024 and 2025
	2024	2025		Amount	%
	HK$	HK$	US$	HK$
Security-related engineering services
Project and maintenance
Gross profit	32,544,544	18,303,180	2,351,687	(14,241,364)	(43.8)
Gross profit margin	32.1%	17.0%	17.0%	(15.1)%
Equipment leasing
Gross profit	3,674,395	2,315,414	297,496	(1,358,981)	(37.0)
Gross profit margin	64.6%	58.5%	58.5%	(6.1)%
Security guarding and screening services
Gross profit	11,377,501	10,124,968	1,300,909	(1,252,533)	(11.0)
Gross profit margin	15.1%	12.6%	12.6%	(2.5)%
Total
Gross profit	47,596,440	30,743,562	3,950,092	(16,852,878)	(35.4)
Gross profit margin	26.1%	16.0%	16.0%	(10.1)%

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

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended September 30, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended September 30,					Variances between the fiscal years ended September 30, 2024 and 2025
	2024		2025			Amount	%
	HK$	%	HK$	%	US$	HK$
Revenues	182,164,539	100.0	192,386,583	100.0	24,718,821	10,222,044	5.6
Cost of revenues	(134,568,099)	(73.9)	(161,643,021)	(84.0)	(20,768,729)	(27,074,922)	20.1
Gross profit	47,596,440	26.1	30,743,562	16.0	3,950,092	(16,852,878)	(35.4)

Operating expenses
Selling, general and administrative expenses	(36,028,548)	(19.8)	(48,720,801)	(25.3)	(6,259,900)	(12,692,253)	35.2
Losses on disposal of property and equipment	(636,289)	(0.3)	(2,008,324)	(1.0)	(258,040)	(1,372,035)	215.6
Income (Loss) from operations	10,931,603	6.0	(19,985,563)	(10.3)	(2,567,848)	(30,917,166)	(282.8)

Other income (expenses)
Other income	1,219,376	0.7	1,006,670	0.5	129,342	(212,706)	(17.4)
Finance expenses	(189,749)	(0.1)	(148,878)	(0.1)	(19,129)	40,871	(21.5)
Total other income, net	1,029,627	0.6	857,792	0.4	110,213	(171,835)	(16.7)

Income (Loss) before income tax expenses	11,961,230	6.6	(19,127,771)	(9.9)	(2,457,635)	(31,089,001)	(259.9)
Income tax (expenses) benefit	(1,307,742)	(0.7)	643,294	0.3	82,654	1,951,036	(149.2)
Net income (loss)	10,653,488	5.9	(18,484,477)	(9.6)	(2,374,981)	(29,137,965)	(273.5)

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

Gross profit margin of security guarding and screening services decreased from 15.1% for the fiscal year ended September 30, 2024 to 12.6% for the fiscal year ended September 30, 2025. The decrease was due to an increasing labor cost triggered by a rise in statutory minimum wage and salary adjustments.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$12.7 million, or 35.2%, from HK$36.0 million for the fiscal year ended September 30, 2024 to HK$48.7 million (US$6.2 million) for the fiscal year ended September 30, 2025. The increase was mainly due to the net impact of (i) a provision for allowance for credit loss of HK$2.4 million for the fiscal year ended September 30, 2025 compared to a reversal of provision for allowance for credit loss of HK$3.2 million for the fiscal year ended September 30, 2024 due to recovery of certain aged receivables during the year ended September 30, 2025; (ii) an increase in employee benefit expenses for directors, officers, and sales and administrative staff from HK$21.2 million for the fiscal year ended September 30, 2024 to HK$24.9 million for the fiscal year ended September 30, 2025 triggered by salary adjustments; and (iii) an increase in non-employee share-based compensation from HK$1.4 million for the fiscal year ended September 30, 2024 to HK$5.5 million for the fiscal year ended September 30, 2025 since more promotional activities and campaigns were performed for the Company to penetrate the market, offset by a decrease in legal and professional fees from HK$5.4 million for the fiscal year ended September 30, 2024 to HK$4.0 million for the fiscal year ended September 30, 2025.

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

Finance expenses

Our finance expenses decreased by HK$0.04 million, or 21.5%, from HK$0.2 million for the fiscal year ended September 30, 2024 to HK$0.1 million (US$0.02 million) for the fiscal year ended September 30, 2025. The decrease was mainly due to less trade financing activities during the fiscal year ended September 30, 2025.

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

We had cash and cash equivalents of HK$52.3 million and HK$25.4 million (US$3.3 million) as of September 30, 2024 and 2025, respectively. Our working capital was approximately HK$62.1 million (US$8.0 million) as of September 30, 2025. The cash and cash equivalents disaggregated by currency denomination are as follow:

	As of September 30,
	2024		2025
	Amount	HK$ equivalent	Amount	HK$ equivalent
Cash and cash equivalents:
HK$	29,103,653	29,103,653	15,541,310	15,541,310
EUR	2,888	25,075	21,103	192,664
US$	2,943,394	22,879,887	1,223,983	9,526,260
GBP	31,676	329,517	9,018	94,294
Total		52,338,132		25,354,528

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

We currently expect that there will not be any material change in the sources and uses of cash.

Cash flows

The following table sets forth a summary of our consolidated cash flows for the fiscal years indicated:

	For the fiscal years ended September 30,			Change between the fiscal years ended September 30, 2024 and 2025
	2024	2025	2025	Amount	%
	HK$	HK$	US$	HK$
Net cash provided by (used in) operating activities	14,098,052	(15,456,974)	(1,985,992)	(29,555,026)	(209.6)
Net cash used in investing activities	(3,245,966)	(1,640,534)	(210,784)	1,605,432	(49.5)
Net cash provided by financing activities	25,181,785	90	12	(25,181,695)	(100.0)
Effects of exchange rate changes	(95,862)	3,985	512	99,847	(104.2)
Net increase (decrease) in cash and cash equivalents and restricted cash	35,938,009	(17,093,433)	(2,196,252)	(53,031,442)	(147.6)
Cash and cash equivalents and restricted cash at beginning of the year presented	16,400,123	52,338,132	6,724,673	35,938,009	219.1
Cash and cash equivalents and restricted cash at end of the year presented	52,338,132	35,244,699	4,528,421	(17,093,433)	(32.7)

Operating activities

For the fiscal year ended September 30, 2025, our net cash used in operating activities of HK$15.5 million was primarily attributable to (i) net loss of HK$18.5 million, adjusted for depreciation of property and equipment and ROU assets of HK$1.7 million and HK$1.9 million, respectively, and losses on disposal of property and equipment of HK$2.0 million; and (ii) a decrease in inventories of HK$21.8 million, offset by (iii) an increase of trade receivables of HK$11.8 million; and (iv) a decrease of contract liabilities of HK$16.5 million.

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

We identified several material changes of assets and liabilities as below:

Trade receivables, net increased by HK$9.3 million, or 37.4%, from HK$24.9 million as of September 30, 2024 to HK$34.2 million as of September 30, 2025. The increase of trade receivables was mainly attributable to a general increase in gross amount of receivables triggered by increase in revenue during the fiscal year ended September 30, 2025.

Inventories, net decreased by HK$21.8 million, or 45.9%, from HK$47.6 million as of September 30, 2024 to HK$25.8 million as of September 30, 2025. The decrease of inventories was mainly due to a decrease in work-in-progress since certain projects of a larger contract sum were completed during the fiscal year ended September 30, 2025. The decrease is consistent with the increase in revenues.

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

Our subsidiary, Shine Union, has banking facilities limits of HK$20.0 million and HK$9.4 million with a commercial bank in Hong Kong as of September 30, 2024 and 2025, respectively. As of September 30, 2024 and 2025, the facilities of HK$20.0 million and HK$4.4 million were made available to Shine Union, respectively, and HK$2.4 million and HK$2.0 million had been utilized, respectively. The unutilized banking facilities were HK$17.6 million and HK$2.4 million as of September 30, 2024 and 2025, respectively.

Shine Union has banking facilities limits of HK$18.0 million with another commercial bank in Hong Kong as of September 30, 2025. As of September 30, 2025, the facilities of HK$9.0 million were made available to Shine Union, HK$8.9 million had been utilized for bank guarantees. The unutilized banking facilities were HK$0.1 million as of September 30, 2025.

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

As of September 30, 2024 and 2025, we estimated our long service payment to be HK$1.3 million and HK$0.8 million, respectively. The provisions for long service payment as at September 30, 2024 and 2025 have been reflected in our consolidated balance sheets as “other liabilities” under non-current liabilities.

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

Material Cash Requirements

Our material cash requirements as of September 30, 2024 and 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal years ended September 30, 2024 and 2025, our capital expenditures were HK$3.2 million and HK$1.6 million, respectively, which primarily related to acquisition of equipment, leasehold improvements, and computer software. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024 and 2025.

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

As of the date of this annual report, we do not possess a formal research and development department. We have three employees in the project and engineering department who also serve the research and development functions on an as-needed basis. During the fiscal years ended September 30, 2024 and 2025, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities (such as equipment compatibility testing services), amounted to nil and HK$0.04 million, respectively.

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

During the fiscal years ended September 30, 2024 and 2025, and up to the date of this annual report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

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

Allowance for Credit Loss

The allowance for doubtful accounts reflects our best estimate of expected losses. Before October 1, 2023 we determine the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From October 1, 2023, we determine the expected credit loss provisions based on ASU 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments.

Our trade receivables, retention receivables, other current assets, and other non-current assets are within the scope of ASC 326. We have identified the relevant risk characteristics of our customers and the related trade receivables, retention receivables, other current assets, and other non-current assets which include size, type of the goods or services we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our trade receivables, retention receivables, other current assets, and other non-current assets. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for trade receivables, retention receivables, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of operations.

Significant judgments and assumptions are required to estimate the allowance for expected credit losses on our trade receivables, retention receivables, other current assets, and other non-current assets, including the use of forward-looking factors, interval of our historical aging reports of our receivables, and the length of period beyond which we consider that the receivables are more-likely-than-not to be recovered. Such assumptions may change in future periods, such as the forecasts of future economic conditions and financial conditions of our customers and our ability to collect the receivables. Expected credit losses for trade receivables, retention receivables, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of operations. Our allowance for credit loss amounted to HK$6.8 million, and HK$9.2 million as of September 30, 2024 and 2025, respectively.

The determination of the allowance for expected credit losses involves significant judgment and estimation uncertainty. Actual credit losses may differ from our estimates, and changes in assumptions regarding historical collection experience, current economic conditions, or reasonable and supportable forecasts could have a material impact on our consolidated financial statements. Under adversely different conditions or assumptions, we may need to increase the allowance, which would increase net loss and the net carrying value of our receivables.

Revenue Recognition

We recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows us to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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

For multiple element arrangements with customers, which primarily relate to the provision of security-related engineering services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and use residual method based on the pricing of our historical contracts with customers to estimate the standalone selling prices for each element. The historical contracts with customers to be scoped-in will also involve significant judgment, such as the scope or type of the contracts and the financial period in which such contracts were entered into. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected.      We periodically re-assess the standalone selling price of the elements as a result of changes in the pricing of contracts. If our judgments regarding the identification of distinct performance obligations, the allocation of the transaction price among those obligations, or the timing of satisfaction of each performance obligation were different, the amount of revenue recognized in a particular reporting period could differ from the amount reported. Because the transaction price allocated to each performance obligation is recognized in full over the term of the contract, such differences would generally affect the timing of revenue recognition rather than the total revenue recognized over the life of the contract.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-38.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Guangdong Prouden CPAs GP

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

SU Group Holdings Limited

/s/ Chan Ming Dave
	Name:	Chan Ming Dave
	Title:	Chief Executive Officer

Date: November 2, 2026

SU GROUP HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2024 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SU Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SU Group Holdings Limited (the “Company”) as of September 30, 2024 and 2025, the related consolidated statements of operation, change in equity and cash flows for each of the two years in the period ended September 30, 2025, and the related notes(collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2026.

Guangzhou, China
November 2, 2026

SU GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	52,338,132	25,354,528	3,257,681
Trade receivables, net	24,926,182	34,247,307	4,400,271
Inventories, net	47,613,381	25,770,281	3,311,099
Prepaid expenses and other current assets	5,013,876	5,423,335	696,817
Retention receivables, net	3,369,245	3,729,411	479,174
Prepaid income tax	2,066,219	1,654,240	212,545
Total current assets	135,327,035	96,179,102	12,357,587

Non-current assets
Property and equipment, net	8,886,235	6,810,456	875,043
Intangible assets, net	268,500	194,100	24,939
Goodwill	1,271,160	1,271,160	163,325
Restricted cash – non-current	—	9,890,171	1,270,740
Prepaid expenses and other non-current assets	4,462,823	3,448,366	443,064
Deferred offering expenses	—	155,763	20,013
Operating lease right-of-use assets, net	5,496,985	6,041,643	776,261
Investment in key management insurance policy	1,157,520	1,343,929	172,675
Deferred tax assets	207,702	613,415	78,815
Total non-current assets	21,750,925	29,769,003	3,824,875
TOTAL ASSETS	157,077,960	125,948,105	16,182,462

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	8,625,685	7,646,188	982,422
Notes payables	2,355,023	1,957,870	251,557
Other payables	3,499,507	1,883,981	242,064
Accrued payroll and welfare	9,040,942	9,323,383	1,197,916
Operating lease liabilities – current	1,935,187	1,976,643	253,969
Contract liabilities	27,801,257	11,340,672	1,457,108
Total current liabilities	53,257,601	34,128,737	4,385,036

Non-current liabilities
Operating lease liabilities – non-current	3,004,974	3,540,340	454,881
Other payables – non-current	1,340,016	1,362,306	175,036
Deferred tax liabilities	431,717	—	—
Other liabilities	1,321,956	766,000	98,420
Total non-current liabilities	6,098,663	5,668,646	728,337
Total liabilities	59,356,264	39,797,383	5,113,373

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (par value of HK$3.00 per share; 24,969,944 ordinary shares authorized and 15,436 and 18,770 ordinary shares issued and outstanding as of September 30, 2024 and 2025, respectively.) *	46,307	56,309	7,235
Class B ordinary shares (par value of HK$3.00 per share; 30,056 ordinary shares authorized and 30,056 and 30,056 ordinary shares issued and outstanding as of September 30, 2024 and 2025, respectively.) *	90,168	90,168	11,585
Shares subscription receivables	(90)	—	—
Additional paid-in capital	46,260,499	53,163,910	6,830,773
Retained earnings	51,324,812	32,840,335	4,219,496
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	97,721,696	86,150,722	11,069,089
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	157,077,960	125,948,105	16,182,462

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, and the share consolidation on October 7, 2026 (see Note 15). The capital reduction effected on July 2, 2026 was not retroactively applied since the capital reduction occurred after the end of the reporting period (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Revenues	182,164,539	192,386,583	24,718,821
Cost of revenues	(134,568,099)	(161,643,021)	(20,768,729)
Gross profit	47,596,440	30,743,562	3,950,092

Operating expenses
Selling, general and administrative expenses	(36,028,548)	(48,720,801)	(6,259,900)
Losses on disposal of property and equipment	(636,289)	(2,008,324)	(258,040)

Income (Loss) from operations	10,931,603	(19,985,563)	(2,567,848)

Other income (expenses)
Other income	1,219,376	1,006,670	129,342
Finance expenses	(189,749)	(148,878)	(19,129)
Total other income, net	1,029,627	857,792	110,213

Income (Loss) before income tax expenses	11,961,230	(19,127,771)	(2,457,635)
Income tax (expenses) benefit	(1,307,742)	643,294	82,654
Net income (loss)	10,653,488	(18,484,477)	(2,374,981)
Less: Net income attributable to non-controlling interests	—	—	—
Net income (loss) attributable to SU Group Holdings Limited’s ordinary shareholders	10,653,488	(18,484,477)	(2,374,981)

Net income (loss) per share
Basic and diluted *	245.24	(400.68)	(51.48)
Weighted average number of shares
Basic and diluted *	43,441	46,133	46,133

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, and the share consolidation on October 7, 2026 (see Note 15). The capital reduction effected on July 2, 2026 was not retroactively applied since the capital reduction occurred after the end of the reporting period (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A ordinary shares		Class B ordinary shares		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’	Non- controlling	Total shareholders’
	Share *	Amount	Share *	Amount	receivables	capital	earnings	equity	interest	equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2023	9,944	29,832	30,056	90,168	(119,990)	14,642,029	41,782,502	56,424,541	—	56,424,541
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(1,111,178)	(1,111,178)	—	(1,111,178)
Balance as of October 1, 2023	9,944	29,832	30,056	90,168	(119,990)	14,642,029	40,671,324	55,313,363	—	55,313,363
Net income	—	—	—	—	—	—	10,653,488	10,653,488	—	10,653,488
Receipt of subscription receivables	—	—	—	—	119,900	—	—	119,900	—	119,900
Capital injection from shareholder	—	—	—	—	—	762,688	—	762,688	—	762,688
Initial public offering, net	4,167	12,500	—	—	—	24,286,697	—	24,299,197	—	24,299,197
Ordinary shares issued for services	1,325	3,975	—	—	—	6,569,085	—	6,573,060	—	6,573,060
Balance as of September 30, 2024	15,436	46,307	30,056	90,168	(90)	46,260,499	51,324,812	97,721,696	—	97,721,696
Net loss	—	—	—	—	—	—	(18,484,477)	(18,484,477)	—	(18,484,477)
Receipt of shares subscription receivables	—	—	—	—	90	—	—	90	—	90
Share-based compensation	667	2,000	—	—	—	2,938,224	—	2,940,224	—	2,940,224
Round-up of fractional share upon share consolidation	—	2	—	—	—	(2)	—	—	—	—
Ordinary shares issued for services	2,667	8,000	—	—	—	3,965,189	—	3,973,189	—	3,973,189
Balance as of September 30, 2025	18,770	56,309	30,056	90,168	—	53,163,910	32,840,335	86,150,722	—	86,150,722
Balance as of September 30, 2025 (US$)		7,235		11,585	—	6,830,773	4,219,496	11,069,089	—	11,069,089

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, and the share consolidation on October 7, 2026 (see Note 15). The capital reduction effected on July 2, 2026 was not retroactively applied since the capital reduction occurred after the end of the reporting period (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	10,653,488	(18,484,477)	(2,374,981)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of investment in key management insurance policy	—	(186,409)	(23,951)
Depreciation of property and equipment	1,902,005	1,707,989	219,451
Amortization of intangible assets	103,379	74,400	9,559
Amortization of operating lease right-of-use assets	1,237,500	1,925,225	247,363
Amortization of share-based payment for services	1,369,388	5,534,772	711,136
Provision for (reversal of) credit loss	(3,158,000)	2,383,000	306,180
Write-down for inventories	280,000	2,580,998	331,620
Deferred tax	393,433	(837,430)	(107,597)
Losses on disposal of property and equipment	636,289	2,008,324	258,040
Share-based compensation	—	2,940,224	377,775
Foreign exchange (gains) losses - unrealized	280,046	(34,559)	(4,440)
Changes in operating assets and liabilities
Inventories	(6,974,167)	19,262,102	2,474,894
Trade receivables	13,498,722	(11,794,125)	(1,515,370)
Prepaid expenses and other assets	1,170,733	(1,112,348)	(142,920)
Retention receivables	(1,801,346)	(270,166)	(34,712)
Trade and notes payables	(8,811,825)	(1,346,076)	(172,951)
Other payables, accrued payroll and welfare	2,021,985	(1,310,795)	(168,418)
Contract liabilities	5,052,814	(16,460,585)	(2,114,941)
Operating lease liabilities	(945,783)	(1,893,061)	(243,230)
Other liabilities	313,650	(555,956)	(71,432)
Income tax payable	(3,124,259)	411,979	52,933
Net cash (used in) provided by operating activities	14,098,052	(15,456,974)	(1,985,992)

Cash flows from investing activities:
Purchases of property and equipment	(3,018,966)	(1,640,534)	(210,784)
Purchases of intangible assets	(227,000)	—	—
Net cash used in investing activities	(3,245,966)	(1,640,534)	(210,784)

Cash flows from financing activities:
Proceeds from capital contribution	882,588	90	12
Net proceeds from initial public offering	24,299,197	—	—
Payments to related parties	(10,967)	—	—
Repayments by related parties	10,967	—	—
Net cash provided by financing activities	25,181,785	90	12

Effect of exchange rate changes	(95,862)	3,985	512

Net increase (decrease) in cash and cash equivalents and restricted cash	35,938,009	(17,093,433)	(2,196,252)

Cash and cash equivalents and restricted cash at beginning of the year	16,400,123	52,338,132	6,724,673
Cash and cash equivalents and restricted cash at end of the year	52,338,132	35,244,699	4,528,421

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets
Cash and cash equivalents	52,338,132	25,354,528	3,257,681
Restricted cash – non-current	—	9,890,171	1,270,740
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	52,338,132	35,244,699	4,528,421

Supplemental disclosure of cash flow information:
Interest expense paid	19,632	148,878	19,129
Income tax paid (refunded)	4,038,568	(217,843)	(27,990)

Supplemental disclosure of non-cash investing and financing information:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	5,656,268	2,950,157	379,051
Extinguishment of operating lease right-of-use assets and operating lease liabilities due to termination of lease	35,709	(480,274)	(61,708)
Non-cash consideration paid for services	6,573,060	3,973,189	510,496
Cumulative effect adjustment upon adoption of ASC 326	(1,111,178)	—	—

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

Reclassification

Certain unbilled trade receivables previously presented as contract assets, net have been reclassified to trade receivables, net in the comparative consolidated balance sheets to conform to the current year’s presentation. The reclassification was made between line items within current assets and had no impact on total current assets, total assets, liabilities, shareholders’ equity, or cash flows as previously reported. The reclassification had no effect on net income (loss) of any period presented.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company is the United States dollars (“US$”) and that of its subsidiaries is HK$, based on the criteria of Accounting Standards codification (“ASC”) Topic 830, Foreign Currency Matters.

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

No foreign currency translation adjustments were made for the years ended September 30, 2024 and 2025.

(d)	Convenience translation

The consolidated financial statements as of and for the year ended September 30, 2025 have been translated into US$ solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.7830, representing the close rate on September 30, 2025 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

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

Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit loss related to trade receivables and retention receivables and standalone selling price of revenue recognition. The use of estimates is an integral component of the financial reporting process. Actual results could differ from those estimates.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, trade receivables, retention receivables, deposits and other receivables included in prepaid expenses and other assets, investment in key management insurance policy, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, retention receivables, deposits and other receivables included in prepaid expenses and other assets, trade payables, notes payables, other payables, operating lease liabilities – current, and other liabilities approximate their fair values due to the short-term maturities. Investment in key management insurance policy is measured at fair value using unobservable inputs which is positively correlated to the surrender cash value and categorized in Level 3 of the fair value hierarchy.

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

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before October 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From October 1, 2023, the Group determines the expected credit loss provisions based on Accounting Standards Update (“ASU”) 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments, detailed as Note 2(j).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Retention receivables, net

Certain contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Retention receivables were assessed for impairment in accordance with ASC 326.

(k)	Expected credit loss

The Group adopted the accounting standards update of ASC 326 and several associated ASUs related to the measurement of credit losses on October 1, 2023 using a modified retrospective approach. The retrospective adjustment on the retained earnings as of October 1, 2023 was HK$1.1 million.

The Group’s trade receivables, retention receivables, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related trade receivables, retention receivables, other current assets, and other non-current assets which include size, type of the goods or services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s trade receivables, retention receivables, other current assets, and other non-current assets. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for trade receivables, retention receivables, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the consolidated statements of operations.

(l)	Inventories, net

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

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than their costs, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Write-down of inventories of HK$0.3 million and HK$0.1 million was made for the years ended September 30, 2024 and 2025, respectively.

During the year ended September 30, 2025, certain inventories amounting to HK$2.5 million were written down due to cancellation of certain sales orders. These inventories, which were initially intended for specific customer projects, could no longer be utilized or resold following the cancellation of the related sales orders.

(m)	Prepaid expenses and other assets

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)	Related party

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

(o)	Property and equipment, net

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

(p)	Intangible assets, net

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

(q)	Impairment for long-lived assets

Long-lived assets, including property and equipment, operating lease right-of-use assets, and finite-lived intangible assets, are tested for impairment at the asset group level. An asset group is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and asset groups. When events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the Group compares the carrying amount of the asset group with the undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is measured as the excess of the carrying amount of the asset group over its fair value.

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than that the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset by comparing the carrying value of the asset to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset.

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its long-lived assets. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

No impairment of long-lived assets was recognized for the years ended September 30, 2024 and 2025.

(r)	Goodwill

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Group has the option to assess qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC Topic 350, Intangibles — Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being discounted cash flows.

No impairment of goodwill was made for the years ended September 30, 2024 and 2025.

(s)	Deferred offering expenses

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

(t)	Investment in key management insurance policy

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

(u)	Notes payables

Notes payables represent outstanding bills with bank, mainly consist of outstanding letter of credit, import bills acceptance, and trust receipt. Notes payables are generally mature within six months.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Commitments and contingencies

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

(w)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this ASU allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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

In addition, the Group acts as a lessor to provide equipment leasing to the customers with use of dedicated security-related systems and equipment for contractual periods. The Group assesses the equipment leasing arrangements under ASC Topic 842, Leases (“ASC 842”). At the commencement date of each equipment leasing, the Group classifies each lease as either an operating lease, a sales-type lease or a direct financing lease in accordance with ASC 842. All of the Group’s leases as a lessor are classified as operating leases. The Group had no sales-type leases or direct financing leases during the periods presented.

Lease income from operating leases is recognized in profit or loss over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset. Variable lease payments, if any, are recognized in the period in which the changes in the facts and circumstances on which they are based occur, and initial direct costs are expensed over the lease term on the same basis as lease income. Where collectability of the lease payments, together with any amount necessary to satisfy a residual value guarantee, is not probable, lease income is limited to the lesser of the income otherwise recognized and the lease payments actually collected; any subsequent change in that assessment is recognized as a current-period adjustment to lease income. Lease income is presented within revenue in the consolidated statements of operations.

Customers related to security-related engineering services generally make the payment monthly or quarterly, in accordance with the contract terms, except for the payment related to the supply of security systems and products which is payable upon customer’s acceptance.

In determining whether the Group acts as a principal and recognizes revenue on a gross basis, the Group assesses indicators including control over goods and services before transfer to customers and exposure to inventory risk and customers’ credit risk. The Group controls the overall provision of goods and services, including arranging staff to deliver goods or services to customers and directing the workers to perform tasks. The Group bears credit risk for the receivables from customers. Based on these factors, the Group has concluded that it acts as a principal and recognizes revenue from security-related engineering services on a gross basis.

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

In determining whether the Group acts as a principal and recognizes revenue on a gross basis, the Group assesses indicators including control over services before transfer to customers. The Group controls the overall provision of services, including arranging staff to perform works at the designated sites. While for certain projects the Group made use of subcontractor’s workers to perform works, the Group directs the workers to perform works. The Group bears credit risk for the receivables from customers even if certain level of subcontractor’s works is used for a project. Based on these factors, the Group has concluded that it acts as a principal and recognizes revenue from security guarding and screening services on a gross basis.

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue for the years ended September 30, 2024 and 2025:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
By revenue type
Security-related engineering services
Security systems and products and installation	81,374,932	84,949,175
Security systems maintenance services	19,889,187	22,954,659
Equipment leasing	5,690,002	3,958,978

	106,954,121	111,862,812
Security guarding and screening services
Security guarding services	61,753,479	65,813,677
Screening services	9,756,409	10,981,055
Related vocational training services	3,700,530	3,729,039

	75,210,418	80,523,771

Total	182,164,539	192,386,583

By timing of revenue recognition
Security-related engineering services
Goods and services transferred at a point in time	81,374,932	84,949,175
Services rendered over time	25,579,189	26,913,637
	106,954,121	111,862,812
Security guarding and screening services
Goods and services transferred at a point in time	—	—
Services rendered over time	75,210,418	80,523,771
	75,210,418	80,523,771
Total	182,164,539	192,386,583

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to the customers. Trade receivables represent amounts invoiced when the Group has satisfied its performance obligations and has the unconditional right to payment.

There were no contract assets as of September 30, 2024 and 2025.

Retention receivables were HK$3,369,245 and HK$3,729,411 as of September 30, 2024 and 2025, respectively.

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

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)	Cost of revenues

Cost of revenues mainly consists of cost of goods sold, employee benefit expense of direct labor, depreciation, subcontracting fee, transportation fee, travelling expenses, freight charge, course expenses, sample, uniform, insurance for direct labor, and write-down of obsolete inventories.

(y)	Selling, general and administrative expenses

Selling, general and administrative expenses mainly represented employee benefit expense of directors, officers, and sales and administrative staff, rental, depreciation, legal and professional service fees,   research and development expenses, and other corporate expenses. Research and development expenses relating to improving development efficiency and quality of the Group’s products and services are expensed as incurred. The Group recognized research and development expenses of nil and HK$0.04 million for the years ended September 30, 2024 and 2025, respectively.

(z)	Employee benefits

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

(aa)	Leases

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — the Group as lessor

The Group’s lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by the Group in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the consolidated statements of operations over the lease term on the same basis as equipment leasing income. See Note 2(w) for the accounting policy for revenue from equipment leasing.

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. No impairment of ROU assets was recognized for the years ended September 30, 2024 and 2025.

The Group elected the practical expedient to account for leases with lease terms which end within 12 months of the initial date of application as short-term leases. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

(ab)	Income tax

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the years ended September 30, 2024 and 2025, no penalties and interests were incurred related to underpayment of income tax.

(ac)	Government grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants that compensate the Group for expenses incurred are recognized in other income on the consolidated statements of operations on a systematic basis in the same periods in which the expenses are recognized. When the grant relates to an asset, the fair value is deducted against the carrying amount of the assets. The Group recognized government grants of HK$56,375 and HK$29,468 for the years ended September 30, 2024 and 2025, respectively.

(ad)	Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2024 and 2025, there were no dilutive shares.

(ae)	Warrants

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

(af)	Share-based Compensation

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

(ag)	Segment reporting

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

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

()	Recently issued accounting pronouncements

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

NOTE 3. TRADE RECEIVABLES, NET

Trade receivables, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Trade receivables	31,243,182	43,037,307
Less: allowance for credit loss	(6,317,000)	(8,790,000)
	24,926,182	34,247,307

The Group recorded a reversal of provision for allowance for credit loss of trade receivables of HK$3,058,000 for the year ended September 30, 2024. The Group recorded provision for allowance for credit loss of trade receivables of HK$2,473,000 for the year ended September 30, 2025.

Movement of provision for allowance for credit loss of trade receivables is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Balance at beginning of the year	8,347,208	6,317,000
Retrospective adjustment upon adoption of ASC 326	1,027,792	—
(Reversal of provision) Provision for the year	(3,058,000)	2,473,000
Balance at end of the year	6,317,000	8,790,000

The reversal of HK$3,058,000 recognized for the year ended September 30, 2024 mainly resulted from the subsequent collection of amounts previously provided for and the improvement in the ageing profile of trade receivables. The provision of HK$2,473,000 recognized for the year ended September 30, 2025 reflected the increase in trade receivable balances and the deterioration in the macroeconomic environment during the year.

NOTE 4. RETENTION RECEIVABLES, NET

Retention receivables, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Retention receivables	3,879,245	4,149,411
Less: allowance for credit loss	(510,000)	(420,000)
	3,369,245	3,729,411

The Group recorded a reversal of provision for allowance for credit loss of retention receivables of HK$100,000 and HK$90,000 for the years ended September 30, 2024 and 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. RETENTION RECEIVABLES, NET (cont.)

Movement of provision for allowance for credit loss of retention receivables is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Balance at beginning of the year	307,040	510,000
Retrospective adjustment upon adoption of ASC 326	302,960	—
Reversal of provision for the year	(100,000)	(90,000)
Balance at end of the year	510,000	420,000

NOTE 5. INVENTORIES, NET

Inventories, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Spare parts and other materials	3,539,223	3,455,213
Work-in-progress	44,074,158	22,315,068
	47,613,381	25,770,281

The Group recorded a provision for allowance for inventories of HK$280,000 and HK$70,000 for the years ended September 30, 2024 and 2025, respectively.

Movement of provision for allowance for inventories is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Balance at beginning of the year	318,000	598,000
Provision for the year	280,000	70,000
Balance at end of the year	598,000	668,000

NOTE 6. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

		As of September 30,
		2024	2025
		HK$	HK$
Prepaid investor-searching expenses – current	(A)	—	3,642,090
Prepaid marketing expenses – current	(B)	3,286,530	—
Prepaid marketing expenses – non-current	(B)	1,917,143	—
Prepayment for purchase of intangible assets – non-current	(C)	2,000,000	2,000,000
Other prepaid expenses – current	(D)	828,973	1,064,035
Other prepaid expenses – non-current		—	495,000
Advances to staff		75,172	37,000
Deposits – current	(E)	823,201	680,210
Deposits – non-current	(E)	545,680	953,366
		9,476,699	8,871,701
Prepaid expenses and other assets – current		5,013,876	5,423,335
Prepaid expenses and other assets – non-current		4,462,823	3,448,366
		9,476,699	8,871,701

(A)	Mainly related to bridging activities to search for potential investors aiming to explore the strategic opportunities to expand the business.

(B)	Mainly related to marketing activities which are used to promote and market the Group’s brand name as steps to expand the business.

(C)	Mainly consist of fees prepaid for system development which are used to improve internal working efficiency. The service provider was reviewing the enterprise resource planning system being used by the Group, and will propose improvement suggestion.

(D)	Mainly consist of prepayments for insurance including directors and officers liability insurance and various insurance for daily operations such as contractors’ all risk insurance, office package insurance, and group medical insurance.

(E)	Deposits consist of deposits paid to utility service providers such as power and water supplies, landlords of the leased properties, and management offices of the leased or owned properties. The deposits are refundable upon termination or expiry of corresponding services and rental.

No provision was made for credit loss of other assets for the years ended September 30, 2024, and 2025.

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

Depreciation expenses were HK$1,902,005 and HK$1,707,989 for the years ended September 30, 2024 and 2025, respectively.

Losses on disposal of property and equipment were HK$636,289 and HK$2,008,324 for the years ended September 30, 2024 and 2025, respectively, mainly due to certain X-ray machines disposed upon the termination of rental equipment agreements during the years ended September 30, 2024 and 2025.

No impairment loss was made for property and equipment for the years ended September 30, 2024 and 2025.

NOTE 8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Computer software	652,000	652,000
Less: accumulated amortization	(383,500)	(457,900)
Intangible assets, net	268,500	194,100

Amortization expenses were HK$103,379 and HK$74,400 for the years ended September 30, 2024 and 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INTANGIBLE ASSETS, NET (cont.)

Future estimated amortization expenses are disclosed as follows:

Twelve months ending September 30,	HK$
2026	74,400
2027	47,816
2028	45,400
2029	26,484
194,100

No impairment loss was made for intangible assets for the years ended September 30, 2024 and 2025.

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

NOTE 10. INVESTMENT IN KEY MANAGEMENT INSURANCE POLICY

The Group entered into a key management insurance policy for the founder to secure that the operation of the Group will not be affected by the death and loss of position of the founder. The fair value of the investment in key management insurance policy is determined at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. The fair value measurement of the investment in key management insurance policy has been categorized as Level 3 based on the inputs to the valuation technique used and is positively correlated to the surrender cash value. The Group has determined that there are no significant unobservable inputs used in the fair value measurement, as the fair value is based on the guaranteed cash value stated on the annual statement from the insurance company. Accordingly, no quantitative information about significant unobservable inputs is presented.

		For the Years Ended September 30,
		2024	2025
		HK$	HK$
Balance at beginning of the year		1,157,520	1,157,520
Change in fair value recognized in the consolidated statements of operations	(A)	—	186,409
Balance at end of the year		1,157,520	1,343,929

(A)	The change in fair value was not material for the year ended September 30, 2024.

NOTE 11. LEASES

The Group as lessor

The Group acts as a lessor of dedicated security-related systems and equipment, and recorded the income from the leases as revenues in the consolidated statements of operations. Lease income recognized was as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Equipment leasing income	5,690,002	3,958,978

The leases are classified as operating leases, which have remaining terms of 3 to 23 months. The equipment leasing income is recognized on a straight-line basis over the lease term. Future minimum operating lease payments to be received as of September 30, 2025 were as follows:

Twelve months ended September 30,	HK$
2026	2,660,103
2027	1,593,183
Total undiscounted lease payments to be received	4,253,286

Assets leased under operating leases are included in property and equipment, net in the consolidated balance sheets and depreciated over its estimated useful life. The cost and accumulated depreciation associated with these assets were as follows:

	As of September 30,
	2024	2025
	HK$	HK$
Cost of assets leased under operating leases	14,510,730	8,618,580
Accumulated depreciation associated with assets leased under operating leases	6,750,528	4,106,408

Depreciation expense for the years ended September 30, 2024 and 2025 amounted to HK$1,681,965 and HK$1,249,873, respectively.

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

A summary of lease expenses recognized in the Group’s consolidated statements of operations and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Operating lease expenses excluding short-term lease expense	1,407,617	2,249,933
Operating cash flows used in operating leases	1,115,900	2,217,768
Short-term lease cost	990,697	808,499

The following is a schedule, by year, of maturities of operating lease liabilities as of September 30, 2025:

Twelve months ended September 30,	HK$
2026	2,257,152
2027	2,277,188
2028	1,439,231
Total lease payments	5,973,571
Less: imputed interest	(456,588)
Present value of operating lease liabilities	5,516,983
Less: operating lease liabilities – non-current	3,540,340
Operating lease liabilities – current	1,976,643

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

NOTE 14. BANKING FACILITIES

A subsidiary of the Group entered into a banking facility agreement with CMB Wing Lung Bank Limited (“CMB”), pursuant to which the subsidiary is entitled to trade facilities limits of HK$20.0 million and HK$9.4 million as of September 30, 2024 and 2025, respectively. The facilities of HK$20.0 million as of September 30, 2024 are made available to the subsidiary provided only that CMB had received (i) the legal charge over a property owned by the subsidiary; (ii) the legal charge over a property jointly owned by the founder of the Company and his family member; and (iii) a joint personal guarantee by the founder of the Company and his family member. The facilities of HK$4.4 million as of September 30, 2025 are made available to the subsidiary provided only that CMB had received (i) the legal charge over a property owned by the subsidiary; and (ii) a corporate guarantee by the Company. The facilities of HK$5.0 million as of September 30, 2025 are made available to the subsidiary provided only that CMB had received (i) a deposit placed in the bank by the subsidiary or the Company; and (ii) a corporate guarantee by the Company. As of September 30, 2024 and 2025, the facilities of HK$20.0 million and HK$4.4 million were made available to the subsidiary, respectively. The banking facilities include letter of credit, trust receipt, invoice financing, letter of guarantee, and corporate credit card facilities. Of the available facilities, as of September 30, 2024 and 2025, the Group had utilized HK$2,355,023 and HK$1,957,870, respectively. The unutilized banking facilities available to the subsidiary were HK$17,644,977 and HK$2,442,130 as of September 30, 2024 and 2025, respectively.

A subsidiary of the Group entered into a banking facility agreement with DBS Bank (Hong Kong) Limited (“DBS”), pursuant to which the subsidiary is entitled to trade facilities limits of HK$18.0 million as of September 30, 2025. The facilities are made available to the subsidiary provided only that DBS had received (i) a deposit of not less than the outstanding facility amount placed in the bank by the subsidiary; and (ii) a corporate guarantee by the Company. As of September 30, 2025, the facilities of HK$9.0 million were made available to the subsidiary. The banking facilities include letter of credit, trust receipt, invoice financing, and letter of guarantee. Of the available facilities, as of September 30, 2025, the Group had utilized HK$8,883,000. The unutilized banking facilities available to the subsidiary were HK$117,000 as of September 30, 2025.

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

On December 9, 2024, the Company granted restricted shares of in aggregate 600,000 pursuant to an equity incentive plan (the “2024 Plan”) (Note 19), of which 200,000 were vested on December 9, 2024, 200,000 will be vested on December 9, 2025, and 200,000 will be vested on December 9, 2026. The fair value of the 600,000 restricted shares as of December 9, 2024 was US$936,000. 200,000 restricted shares have been issued during the year ended September 30, 2025.

On September 16, 2025, the Company entered into a service agreement with VBG Asia Limited (“VBG”), pursuant to which the Company has allotted and issued 80,000 shares to the VBG as a service fee for investor-searching services over a one-year period.

Share consolidation, share capital increase, and share alteration in August 2025

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

NOTE 15. EQUITY (cont.)

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

Capital reduction in July 2026

On July 2, 2026, the Company effected a capital reduction of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, pursuant to a special resolution in an extraordinary general meeting of shareholders held on June 25, 2026, that:

(i) the par value of each issued Class A Ordinary Share and Class B Ordinary Share in the share capital of the Company be reduced from HK$0.10 to HK$0.000001 by cancelling the paid-up capital to the extent of HK$0.099999 on each of the then issued Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Capital Reduction”);

(ii) following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A Ordinary Share and Class B Ordinary Share, respectively, shall be HK$0.000001;

(iii) the credit arising from the Capital Reduction be transferred to the distributable reserve account of the Company which may be applied by the Company as the board of directors of the Company may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(iv) immediately following the Capital Reduction becoming effective, each authorized but unissued Class A Ordinary Share of par value of HK$0.10 each be sub-divided into 100,000 authorized but unissued class A ordinary shares (the “New Class A Ordinary Shares”) of par value of HK$0.000001 each and each authorized but unissued Class B Ordinary Share of par value of HK$0.10 each be sub-divided into 100,000 authorized but unissued class B ordinary shares (the “New Class B Ordinary Shares”) of par value of HK$0.000001 each (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganization”); and

(v) immediately following the Capital Reorganization, the authorized share capital of the Company be changed from:

HK$75,000,000 divided into 750,000,000 shares of a nominal or par value of HK$0.10 each, comprising (a) 749,098,320 Class A Ordinary Shares of par value of HK$0.10 each and (b) 901,680 Class B Ordinary Shares of par value of HK$0.10 each to:

HK$75,000,000 divided into 75,000,000,000,000 shares of a nominal or par value of HK$0.000001 each, comprising (a) 74,909,832,000,000 New Class A Ordinary Shares of par value of HK$0.000001 each and (b) 90,168,000,000 New Class B Ordinary Shares of par value of HK$0.000001 each.

Unless indicated or the context otherwise requires, the effect of the Capital Reduction was not included in these consolidated financial statements since the Capital Reduction occurred after the end of the reporting period.

SU GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. EQUITY (cont.)

Share consolidation in August 2026

On August 6, 2026, the Company effected a share consolidation of the Company’s New Class A Ordinary Shares and New Class B Ordinary Shares at a ratio of one-for-five such that every five New Class A Ordinary Shares of the Company were combined into one New Class A Ordinary Share of the Company and every five New Class B Ordinary Shares of the Company were combined into one New Class B Ordinary Share of the Company. On August 6, 2026, immediately following the above share consolidation, the authorized share capital of the Company will be changed from:

HK$75,000,000 divided into 75,000,000,000,000 shares of a nominal or par value of HK$0.000001 each, comprising (a) 74,909,832,000,000 New Class A Ordinary Shares of par value of HK$0.000001 each and (b) 90,168,000,000 New Class B Ordinary Shares of par value of HK$0.000001 each to:

HK$75,000,000 divided into 15,000,000,000,000 shares of a nominal or par value of HK$0.000005 each, comprising (a) 14,981,966,400,000 New Class A Ordinary Shares of par value of HK$0.000005 each and (b) 18,033,600,000 New Class B Ordinary Shares of par value of HK$0.000005 each.

Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the above share consolidation, as if such transactions occurred on the earliest day of the periods presented.

Share consolidation in October 2026

On October 7, 2026, the Company effected a share consolidation of the Company’s New Class A Ordinary Shares and New Class B Ordinary Shares at a ratio of one-for-six such that every six New Class A Ordinary Shares of the Company were combined into one New Class A Ordinary Share of the Company and every six New Class B Ordinary Shares of the Company were combined into one New Class B Ordinary Share of the Company. On October 7, 2026, immediately following the above share consolidation, the authorized share capital of the Company will be changed from:

HK$75,000,000 divided into 15,000,000,000,000 shares of a nominal or par value of HK$0.000005 each, comprising (a) 14,981,966,400,000 New Class A Ordinary Shares of par value of HK$0.000005 each and (b) 18,033,600,000 New Class B Ordinary Shares of par value of HK$0.000005 each to:

HK$75,000,000 divided into 2,500,000,000,000 shares of a nominal or par value of HK$0.00003 each, comprising (a) 2,496,994,400,000 Class A ordinary shares of par value of HK$0.00003 each and (b) 3,005,600,000 Class B ordinary shares of par value of HK$0.00003 each.

Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the above share consolidation, as if such transactions occurred on the earliest day of the periods presented.

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

NOTE 15. EQUITY (cont.)

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

The fair value of the Representative’s Warrants, using the Black-Scholes-Merton Model on the date of issuance was US$116,815. The key inputs into the Black-Scholes-Merton Model variables were as follows at measurement date:

	January 26, 2024
Stock price	US$	3.52
Risk-free interest rate		4.04%
Volatility		62.34%
Exercise price	US$	4.00
Dividend yield		—

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant *	Weighted Average Exercise Price		Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2023	—		—	—
Issued	62,500	US$	4.00	4.5
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of September 30, 2024	62,500	US$	4.00	4.3
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of September 30, 2025	62,500	US$	4.00	3.3

*	Each warrant entitles the holder to purchase 1 ordinary share (0.003 Class A ordinary share, after taking into consideration of the share consolidation and re-designation of share capital mentioned in this note to the consolidated financial statements) of the Company.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. CAPITAL CONTRIBUTIONS

During the years ended September 30, 2024 and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$762,688 and nil, respectively, to the Company.

NOTE 17. DIVIDEND DECLARATION

During the years ended September 30, 2024 and 2025, no dividends were declared by the Group to its shareholder.

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

Income tax expenses consisted of the following:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Current income tax expenses	914,309	194,136
Deferred income tax (benefits) expenses	393,433	(837,430)
Total income tax expenses (benefits)	1,307,742	(643,294)

Income (Loss) before income tax expenses for the years ended September 30, 2024 and 2025 is attributable to the following geographic locations:

	For the Years Ended September 30,
	2024	2025
	HK$	HK$
Hong Kong	8,246,150	(2,377,751)
Foreign	3,715,080	(16,750,020)
Income (Loss) before income tax expenses	11,961,230	(19,127,771)

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. INCOME TAX (cont.)

The tax on the Group’s income before income tax expenses (benefits) differs from the theoretical amount that would arise using the enacted tax rate of the companies comprising the Group can be reconciled as follows:

		For the Years Ended September 30,
		2024	2025
		HK$	HK$
Income tax expenses (benefits) calculated at Hong Kong Profits Tax rate		1,973,604	(3,145,817)
Income not taxable for tax purposes		(131,939)	(298,508)
Expenses not deductible for tax purposes	(A)	2,193,096	59,909
Effect of preferential tax rates in Hong Kong		(165,000)	(143,881)
Impact of different tax rates in other jurisdictions		(2,562,019)	2,885,003
Income tax expenses (benefits)		1,307,742	(643,294)

(A)	Mainly relate to non-deductible listing expenses.

Deferred tax assets and liabilities, net consisted of the following:

	As of September 30,
	2024	2025
	HK$	HK$
Deferred tax assets:
Decelerated tax depreciation of property and equipment	18,447	3,214
Provision for allowance for credit loss	1,126,455	1,519,650
Lease liabilities	770,659	896,536
Total deferred tax assets	1,915,561	2,419,400
Net off against deferred tax liabilities	(1,707,859)	(1,805,985)
Net deferred tax assets	207,702	613,415

Deferred tax liabilities:
Accelerated tax depreciation of property and equipment	(1,368,917)	(909,449)
Right-of-use assets	(770,659)	(896,536)
Total deferred tax liabilities	(2,139,576)	(1,805,985)
Net off against deferred tax assets	1,707,859	1,805,985
Net deferred tax liabilities	(431,717)	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused, tax planning alternatives, reversal of existing taxable temporary differences, the taxable income generated in prior years, and the projected future taxable income. Valuation allowances are established for deferred tax assets when it is not more likely than not that they will be realized.

As of September 30, 2024 and 2025, the Group did not recognize a valuation allowance against its deferred tax assets because the Group believes it is more likely than not that the deferred tax assets will be realized. The taxable temporary differences mainly comprise of (i) the provision for allowance for credit losses of HK$1,126,455 and HK$1,519,650; and (ii) lease liabilities of HK$770,659 and HK$896,536, as of September 30, 2024 and 2025, respectively, which are expected to be reversed upon receipt of outstanding receivables, the taxable income in future periods for the operating entities, and the settlement of operating lease payments. The deferred tax assets relate mainly to temporary differences that are expected to reverse within the next 3 years.

Although the Group recorded a net loss of HK$18.5 million for the fiscal year ended September 30, 2025, management considers that this loss does not outweigh the abovementioned expected recovery of deferred tax assets because the loss arose principally from non-operational and non-recurring items such as inventory write-downs and investor-searching activities, rather than from a sustained deterioration in the Group’s underlying operating performance or future taxable income-generating capacity.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2024 and 2025, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. SHARE-BASED COMPENSATION

Share-based payments to employees, officers, directors, and external persons

On November 18, 2024, the Company adopted the 2024 Plan which enables the Group to attract and retain services of the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers, directors and external persons, and to promote the success of the business of the Company and other members of the Group. The maximum aggregate number of options, restricted shares, restricted share units and shares that may be issued under the 2024 Plan will be equal to 1,000,000 ordinary shares of the Company.

During the year ended September 30, 2025, the Group granted 600,000 restricted shares to directors under the 2024 Plan, of which 200,000 restricted shares have been vested during the year ended September 30, 2025. The vesting condition requires the grantees to provide continuing service from the date of grant through each vesting date which are December 9, 2024, 2025, and 2026.

The following table summarized the Group’s activities of restricted shares for the year ended September 30, 2025:

	Number of Restricted Shares	Grant-date fair value per share
		US$
Outstanding as of October 1, 2024	—	—
Granted	600,000	1.56
Vested	(200,000)	1.56
Forfeited	—	—
Outstanding as of September 30, 2025	400,000	1.56

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

NOTE 19. SHARE-BASED COMPENSATION (cont.)

Share-based payments to service providers

On April 26, 2024, the Company entered into a service agreement with Xiaohou, pursuant to which the Company has allotted and issued 397,500 shares to the Xiaohou as a service fee for providing market research consultancy services (see Note 15). The fair value of the shares issued has been recognized as a prepayment and amortized to selling, general and administrative expenses over the respective service periods. No cash was paid and the corresponding credit was recorded in equity; accordingly, the amortization is presented as a non-cash adjustment in the consolidated statements of cash flows.

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

On September 16, 2025, the Company entered into a service agreement with VBG, pursuant to which the Company has allotted and issued 80,000 shares to the VBG as a service fee for investor-searching services over a one-year period (see Note 15). The fair value of the shares issued has been recognized as a prepayment and amortized to selling, general and administrative expenses over the respective service periods. No cash was paid and the corresponding credit was recorded in equity; accordingly, the amortization is presented as a non-cash adjustment in the consolidated statements of cash flows.

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

Customer concentration risk

One customer represented 12.7% of the Group’s revenues for the year ended September 30, 2025.

One customer represented 10.6% of the Group’s trade receivables as of September 30, 2025.

One customer represented 12.9% of the Group’s revenues for the year ended September 30, 2024.

No customers represented more than 10% of the Group’s trade receivables as of September 30, 2024.

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

Capital contributions

During the years ended September 30, 2024 and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$762,688 and nil to the Company (see Note 16).

SU GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2024 and 2025:

	As of September 30,
	2024	2025
Numerator:
Numerator for basic and diluted earnings per share – net income (loss) attributable to the SU Group Holdings Limited’s shareholders (in HK$)	10,653,488	(18,484,477)

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares *	43,441	46,133

Earnings (Losses) per share – basic and diluted (in HK$)	245.24	(400.68)

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, and the share consolidation on October 7, 2026 (see Note 15). The capital reduction effected on July 2, 2026 was not retroactively applied since the capital reduction occurred after the end of the reporting period (see Note 15).

Basic and diluted earnings (losses) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the net income (loss) attributable to the Company by the weighted average number of shares of each class outstanding in the years.

For the years ended September 30, 2024 and 2025, the effects of all outstanding warrant have been excluded from the computation of diluted earnings per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Years Ended September 30,
	2024	2025

Number of New Class A Ordinary Shares available for exercise by outstanding warrants *	208	208

*	The share amounts are presented on a retroactive basis, giving effect to the completion of the share consolidation and re-designation of share capital on August 25, 2025, the share consolidation on August 6, 2026, and the share consolidation on October 7, 2026 (see Note 15). The capital reduction effected on July 2, 2026 was not retroactively applied since the capital reduction occurred after the end of the reporting period (see Note 15).

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

The following tables present summary information by segment for the years ended September 30, 2024 and 2025:

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

NOTE 25. SUBSEQUENT EVENTS

Other than as disclosed elsewhere in the consolidated financial statements and the notes thereto, the Company evaluated subsequent events and transactions that occurred after the end of the reporting period through November 2, 2026 and, except for the events described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Offering in May 2026

In December 2025, the Company offered up to 3,000,000 Units (“Original Units”), with each Original Unit consisting of (i) one pre-funded warrant (the “Original Pre-funded Warrant”) to purchase one Class A Ordinary Share, and (ii) two warrants (the “Original Common Warrants”) with a one-year term to purchase one Class A Ordinary Share each (the “Warrant Share”), each on a best-efforts basis. The proposed offering price was US$6.10 per Original Unit. The Original Common Warrant has a proposed exercise price equal to US$6.10 per warrant.

Subsequently in May 2026, the above offering had been amended to be issuing up to 3,000,000 Units (“Units”), with each Unit consisting of (i) one pre-funded warrant (the “Pre-funded Warrant”) to purchase one Class A Ordinary Share, and (ii) two warrants (the “Common Warrants”) with a twenty-five-month term to purchase one Class A Ordinary Share each, each on a best-efforts basis The proposed offering price was US$2.00 per Unit. Each of the Common Warrants were immediately exercisable at an initial exercise price of US$5.50 per share. The offering became effective on May 12, 2026.

Effective June 17, 2026, the exercise price of the Common Warrants was reduced to US$0.87 per Class A Ordinary Share. Following the 1-for-5 share consolidation effective August 6, 2026, the exercise price of the Warrants was adjusted to US$4.35 per Class A Ordinary Share and the number of the Warrant Shares then outstanding was proportionately adjusted in accordance with the terms of the Warrants.

Effective August 21, 2026, the exercise price of the Common Warrants was reduced to US$0.70 per Class A Ordinary Share. In connection with that reduction, the number of Warrant Shares was adjusted on a holder-by-holder basis so that the aggregate exercise proceeds represented by each holder’s agreed pre-consolidation equivalent Warrant Share balance at US$0.87 per share are substantially preserved. The adjusted Warrant Share amount for each holder is calculated by multiplying the applicable pre-consolidation equivalent Warrant Share balance by US$0.87 and dividing the resulting aggregate exercise proceeds by US$0.70. Applying this methodology, the Warrants are exercisable for approximately 42,717,043.50 Warrant Shares.

Based on the preliminary assessment on the Units made by the Group under ASC 480 Distinguishing Liabilities from Equity and ASC 815 Derivatives and Hedging, the Pre-funded Warrants and the Common Warrants are classified as liabilities rather than equity instruments because they do not meet all criteria for equity classification under ASC 480 and ASC 815.

Since the offering of Units and the subsequent reductions in the exercise price occurred after the end of the reporting period, these events are considered non-recognized subsequent events and have not been recognized in the Group’s consolidated financial statements as of and for the years ended September 30, 2024 and 2025.

Upon issuance, the Group expects to recognize the liability-classified Pre-funded Warrants and Common Warrants at their initial fair values, with the corresponding proceeds allocated between cash and cash equivalents, Class A ordinary share capital, and additional paid-in capital. All costs associated with the issuance, including those payments previously made and recorded as deferred offering expenses under non-current assets in the consolidated balance sheets will be allocated in accordance with the accounting treatment of the respective instruments.

The liability-classified Pre-funded Warrants and Common Warrants will be remeasured at fair value at the end of each subsequent reporting period until settlement, exercise, expiration, or extinguishment. Changes in fair value will be recognized as non-cash fair-value gains or losses in the consolidated statements of operations.

The Company is continuing to evaluate the final classification, measurement, modification, and settlement accounting for the Units, the Pre-funded Warrants, and the Common Warrants.

Acquisition of a subsidiary

A wholly owned subsidiary of the Company has completed the acquisition of 100% of the equity interests in KM Safety Solution Company Limited (“KMSS”) pursuant to the sale and purchase agreement announced on September 15, 2026 (the “Acquisition”). The aggregate consideration for the Acquisition of HK$5,616,000 (approximately US$721,000, based on an exchange rate of HK$7.78 to US$1.00), was settled in cash.

The Group is in the process of completing its evaluation of the significance of the Acquisition under Rule 3-05 of Regulation S-X, and of the related pro forma information requirements, and will provide such information if required.

